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SIGNED WITH EXHIBITS

01

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Form 1-A

**REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933**

Diamond Heroes of Southeast Michigan, Inc.

(Exact Name of Issuer as Specified in its Charter)

Michigan	**7990**	**26-4513466**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

**Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
(248) 681-0700**

(Address, including zip code, and telephone number, including area code of Issuers principal executive offices)

**Robert A. Hilliard, President
Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
(248) 681-0700**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

**Michael T. Raymond, Esq.
DICKINSON WRIGHT PLLC
301 E. Liberty Street, Suite 500
Ann Arbor, MI 48104**

The approximate date of commencement of the proposed sale to the public: As soon as practicable following qualification for exemption with the Commission and effectiveness in the State of Michigan.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Robert A. Hilliard
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy L. Nick
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Dr. Othman Kadry
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Peter Comstock Riley
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Steve Wylie
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Timothy D. Birtsas
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Carol Ann Arvan
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(b) the issuer's officers:

Robert A. Hilliard, President, Chief Executive Officer, and Chief Operating Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy D. Birtsas, Executive Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Peter Comstock Riley, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Timothy L. Nick, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Steve Wylie, Treasurer and Chief Financial Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Carol Ann Arvan, Secretary
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(c) the issuer's general partners:

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Timana, LLC
Business: 12121 Wilshire Boulevard, Suite 1400
Los Angeles, California 90025
Residential: Not Applicable

V/Gladieux Enterprises, Inc.
Business: 3400 Executive Parkway, Toledo, Ohio 43606
Residential: Not Applicable

Summit West Investments, LLC
Business: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304
Residential: Not Applicable

Ride the Wave Indy Baseball, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Dr. Othman Kadry, Director of Issuer, beneficial owner through Summit West Investments, LLC and Summit North Investments, LLC
Business: Not Applicable
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Robert A. Hilliard as Manager of Ride the Wave Indy Baseball LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348
Note: Othman Kadry, Timothy Nick, Timothy Birtsas George Shaieb, or entities they control, are also members of Ride the Wave Indy Baseball, LLC

(f) promoters of the issuer:

Not Applicable

(g) affiliates of the issuer:

SEMI-DH Professional Baseball, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Summit Diamond Sports and Entertainment, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

OC CruiserWear, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Cruisers Academies and Camps, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Cruisers Sports Consulting, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

SEMI-DH Summer Collegiate Baseball, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

(h) counsel to the issuer with respect to the proposed offering:

Michael T. Raymond, Esq.
Business: Dickinson Wright PLLC, 301 E. Liberty Street
Suite 500, Ann Arbor, MI 48104
Residential: Not Applicable

(i) each underwriter with respect to the proposed offering:

Not Applicable

(j) the underwriters directors:

Not Applicable

(k) the underwriters officers:

Not Applicable

(l) the underwriter's general partners:

Not Applicable

(m) counsel to the underwriter:

Not Applicable

Item 2. Application of Rule 262

Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in which Securities are to be Offered

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered through the selling efforts of certain of the Company's officers, directors and key employees (See "PLAN OF DISTRIBUTION" in the Offering Circular) in the following states:

Michigan

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) the name of issuer:

A) Baseball Heroes of Oakland County, L.P.
B) Diamond Heroes of Southeast Michigan, Inc.

(2) the title and amount of securities issued:

A) Baseball Heroes of Oakland County, L.P. (the "Partnership") issued 53.735 units of limited partnership interest and 5.0 units of general partnership interest in late 2007 and early 2008 (the "Initial Partnership Offering").

B) The Partnership offered rescission to all investors who participated in the Initial Partnership Offering on February 28, 2009 (the "Rescission Offer"). All investors in the Initial Offering rejected the Rescission Offer effective March 31, 2009.

C) Diamond Heroes of Southeast Michigan, Inc. (the "Corporation") offered 269,123.77 shares of its common stock to the Partnership in exchange for all of the assets and liabilities of the Partnership on March 31, 2009 ("Stage I Conversion Offer).

D) The Partnership, after transferring its assets and acquiring the stock of the Corporation, distributed all 269,123.77 shares of Diamond Heroes' stock to its general and limited partners on a pro rata basis at the rate of 4,583 shares for each unit of partnership interest on March 31, 2009 ("Stage II Conversion Offer").

(3) the aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof:

A) The Initial Partnership Offering was made for $2,936,750. Each partnership unit (limited and general) was valued at $50,000 and the Partnership sold 58.735 units.

B) The Rescission Offer resulted in no new money. Rather the Partnership offered to refund all consideration paid by the investors to the Partnership for the subscription of partnership interests plus accrued interest at the rate of six percent (6%) per year from the original issuance date.

C) The Stage I Conversion Offer similarly resulted in no new money. The Partnership contributed all of its assets and liabilities to the Corporation in exchange for 269,123.77 shares of the Corporation's stock.

D) The Stage II Conversion Offer resulted in no new money. Rather, the Partnership distributed all of the common stock of the Corporation that it held to the partners on a pro rata basis at the rate of 4,583 shares for each unit of partnership interest.

(4) the names and identities of the persons to whom the securities were issued:

	Offering			
Equity Holder	**Initial Partnership Offering**	**Rescission Offer**	**Stage I Conversion Offer** (Shares of Corporate Stock)	**Stage II Conversion Offer** (Shares of Corporate Stock)
Baseball Heroes of Oakland County, LP	N/A	N/A	269,123.77	N/A
Timana, LLC	16.785 LP Units	Rejected	N/A	76,908.87
V/Gladieux Enterprises, Inc.	5.00 LP Units	Rejected	N/A	22,910.00
Summit West Investments, LLC	6.00 LP Units	Rejected	N/A	27,492.00
Hoffman Brothers, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Robert A. Hilliard	2.30 LP Units	Rejected	N/A	10,538.60
Warpat Investments, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Steven S. Wylie	2.00 LP Units	Rejected	N/A	9,164.00
George Anthony Shaieb	2.00 LP Units	Rejected	N/A	9,164.00
Team Shaieb, LLC	0.60 LP Units	Rejected	N/A	2,749.20

Peter C. Riley	2.00 LP Units	Rejected	N/A	9,164.00
Joseph Dietz	1.00 LP Unit	Rejected	N/A	4,582.00
Richard D. Kuhn and Sally S. Kuhn, jointly	1.00 LP Unit	Rejected	N/A	4,582.00
FX Architecture, LLC	1.00 LP Unit	Rejected	N/A	4,582.00
McCarthy & Smith, Inc.	1.00 LP Unit	Rejected	N/A	4,582.00
Dr. Alvin Hollenberg Revocable Trust	0.60 LP Units	Rejected	N/A	2,749.20
ODK Investments, LLC	0.50 LP Units	Rejected	N/A	2,291.00
More Baseball Heroes of Oakland County, LLC	2.76 LP Units	Rejected	N/A	12,646.32
William J. Flavin	0.50 LP Units	Rejected	N/A	2,291.00
Caryl R. Hilliard	0.50 LP Units	Rejected	N/A	2,291.00
Michael L. Duff	0.25 LP Units	Rejected	N/A	1,145.50
Betty L. Schuster Trust	0.50 LP Units	Rejected	N/A	2,291.00
Nowak & Fraus, LLC	0.20 LP Units	Rejected	N/A	916.40
J&D Equities LLC	1.11 LP Units	Rejected	N/A	5,086.02
Timothy L. Nick	0.13 LP Units	Rejected	N/A	595.66
Summit North Investments, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Ride the Wave Indy Baseball, LLC	5.00 GP Units	Rejected	N/A	22,910.00

(b) Unregistered securities of the issuer issued to any director, officer, promoter, principal security holder or underwriter that were sold within one year of the proposed offering:

Each of the following officers and directors has been issued those securities in the Company in the amounts and types indicated in the table immediately above.

Robert A. Hilliard, Director, President, CEO, COO
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy L. Nick, Director and Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Dr. Othman Kadry Director (through ownership of Summit West Investments, LLC and Summit North Investments, LLC)
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Peter Comstock Riley, Director and Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Steve Wylie, Director, CFO and Treasurer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Timothy D. Birtsas, Executive Vice President (through partial ownership of Ride the Wave Indy Baseball, LLC)
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Carol Ann Arvan, Director and Secretary (through ownership of FX Architecture, LLC)
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(c) Section of the Securities Act relied upon for exemption from registration:

The Rescission Offer, the Stage I Conversion Offer and the Stage II Conversion offer relied upon Section 4(2) and Rule 506 of Regulation D. Offers and sales were made without general solicitation to 28 non-accredited investors (who alone or with their purchaser representatives were sophisticated) and 29 accredited investors. A disclosure document complying with Rule 502(b) was furnished to all offerees and a Form D was timely filed with the Commission.

Item 6. Other Present or Proposed Offerings

Not Applicable

Item 7. Marketing Arrangements

Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

Item 9. Use of Solicitation of Interest Document

Not Applicable

PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR DATED MARCH 31, 2009

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

(a Michigan Corporation)
277 Summit Drive, Waterford, MI 48328
(248) 681-0700

500,000 Shares of Common Stock
$10 Per Share/$1,000 per Unit

Diamond Heroes of Southeast Michigan, Inc., (the "Company") owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League, presently playing in Ypsilanti, Michigan. The Company plans to construct a new stadium for the team in Waterford Township Michigan, where the team will be relocated and operated as the Oakland County Cruisers for the 2011 season, and possibly the 2010 season if the Company is able to accelerate construction of the stadium.

We are offering (the "Offering") 500,000 shares of our no par value common stock (the "Shares") sold in units of 100 Shares each (a "Unit") at a price of $10.00 per Share (or $1,000 per Unit minimum subscription). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided the minimum subscription of one Unit is made. See "PLAN OF DISTRIBUTION."

AN INVESTMENT IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" AND "DILUTION."

	Price to Investors(1)	Underwriting Discount and Commissions(2)	Proceeds to Company(3)
Per Share	$ 10.00	$0	$ 10.00
Total Minimum	$1,250,000	$0	$1,250,000
Total Maximum	$5,000,000	$0	$5,000,000

(1) Our minimum Offering is 125,000 Shares or 1,250 Units (the "Minimum Offering") and our maximum Offering is 500,000 Shares or 5,000 Units (the "Maximum Offering"). Our Offering will be continued until the earlier of the date the Maximum Offering is sold or , 2010 (the first anniversary of the date of the Offering Circular). Until the Minimum Offering is sold, subscription proceeds will be deposited into an escrow account established with JP Morgan Chase, N.A., Waterford, Michigan. Your funds will be returned promptly, together with any interest earned thereon, and without deduction of any of our expenses, if our Minimum Offering is not reached. Our officers, directors and principal shareholders will be permitted to purchase Shares in an aggregate amount not to exceed $750,000 or 750 Units.

(2) The Shares will be offered and sold directly by the Company; however, the Company has reserved the right to offer the Shares, in whole or in part, through FINRA member broker-dealers, or other persons to whom payment of commissions or fees is permitted under applicable laws, for a commission of up to 8% of the purchase price of the Shares sold.

(3) Before deducting legal, accounting and other miscellaneous expenses and fees related to our Offering estimated to be $200,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OUR OFFERING HAS BEEN REGISTERED UNDER THE SECURITIES LAWS OF MICHIGAN AND OUR SHARES MAY BE SOLD ONLY IN THAT STATE. SUCH REGISTRATION, HOWEVER, DOES NOT CONSTITUTE AN ENDORSEMENT OR APPROVAL BY ANY PARTICULAR STATE SECURITIES COMMISSION OF ANY SECURITIES OFFERED OR THE TERMS OF OUR OFFERING. NO STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR ANY OTHER SELLING LITERATURE.

The Date of this Offering Circular is , 2009

[Reserved for Architectural Rendering of Stadium]

THERE IS NO PUBLIC MARKET FOR OUR SECURITIES. YOU SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN OUR SHARES FOR AN INDEFINITE PERIOD OF TIME.

IN MAKING AN INVESTMENT DECISION RELATING TO OUR SHARES, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS OFFERING CIRCULAR. WE ARE OFFERING TO SELL OUR SHARES AND SEEKING OFFERS TO BUY OUR SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR IS ACCURATE ONLY AS OF THE DATE OF THIS OFFERING CIRCULAR OR OTHER DATE WE INCLUDE IN SUCH INFORMATION, REGARDLESS OF THE TIME OF DELIVERY OF THIS OFFERING CIRCULAR OR ANY SALE OF OUR SHARES.

STATE NOTICES:

Michigan Residents:

AN OFFERING STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE MICHIGAN DEPARTMENT OF ENERGY, LABOR AND ECONOMIC GROWTH -- OFFICE OF FINANCIAL AND INSURANCE REGULATION -- DIVISION OF SECURITIES. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

TABLE OF CONTENTS

Attachments

SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before investing in our Shares. You should read the entire Offering Circular carefully, especially the risks of investing in our Shares discussed under "Risk Factors." Unless otherwise indicated, the terms "Company" and "Diamond Heroes" refer to Diamond Heroes of Southeast Michigan, Inc. and its predecessor, Baseball Heroes of Oakland County, L.P. and the terms "we," "us" and "our" refer to the Company.

Our Company. The Company owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League. During the next 12 months, and for the 2009 Frontier League season, the Midwest Sliders are leasing Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti, Michigan, where the ball club will be playing 45 home games.

Diamond Heroes is planning to construct a professional baseball stadium and entertainment venue in Waterford Township, Oakland County, Michigan on an 11.201-acre parcel of real property at the intersection of Summit Drive and Mall Drive East for the 2011 season. Following completion of construction, Diamond Heroes plans to relocate the Midwest Sliders team to the new stadium where the team will play as the Oakland County Cruisers (the "Cruisers")

The Company hopes to accelerate its planned construction of the stadium to the 2010 season. In order to do so, the Company would have to raise approximately $6 million dollars beyond the Maximum Offering and is taking steps to do so through commercial financing and/or institutional debt or equity placements. Diamond Heroes believes all major steps required to begin construction have been completed. In the event that the Company is unable to do so however, it will be able to proceed with its non-accelerated 12-month plan with the proceeds of the Minimum Offering.

While the Company intends for the Cruisers to function as the stadium's anchor tenant, the Company's business plans also call for as many as 60 high school and college baseball and softball games during April and May, country, oldies and R&B concerts, ethnic food festivals, exhibitions, and events for the performing arts when the Cruisers are on the road during June, July and August; corporate events and fundraisers in September and October, and public skating and recreational adult ice hockey from mid-November through mid-March.

The Company also owns and operates the Oakland County Cruisers Baseball Academy. The Academy opened its doors on March 3, 2009, and includes a dedicated softball batting cage and three baseball batting cages that feature the latest IRON MIKE™ pitching machines; two professional hitting and pitching tunnels for individual and group instruction; a soft-toss area; baseball and softball apparel and equipment outlet; lounge and a bank of vending machines for soups, sandwiches, snacks and drinks.

The Company's principal executive offices are located at 277 Summit Drive, Waterford, Michigan 48328, and its telephone number is 248-681-0700. The Company's world wide web site address is http://www.cruisersbaseball.com.

Our Offering. We are offering up to 500,000 Shares of no par value common stock in Units of 100 Shares each at a purchase price of $10.00 per Share (or $1,000 per Unit). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provide the minimum subscription of one Unit is made. The Shares have voting rights and are entitled to dividends when declared by our Board of Directors. Pursuant to Regulation A of the Securities Act of 1933, as amended, the Company has filed an Offering Statement with the Securities and Exchange Commission ("SEC"). Regulation A exempts the Company from filing a registration statement with the SEC, if certain conditions are met. The Offering is being qualified with the State of Michigan. There are no restrictions on the resale or transferability of the Shares (unless our Shares are purchased by affiliates of our Company, such as our officers, directors or principal shareholders, in which case restrictions will apply). However, there presently is no public market for our Shares nor do we expect that any such market will develop in the near future. Until our Minimum Offering is sold, subscription proceeds will be deposited into an escrow account established with JP Morgan Chase Bank, NA, Waterford, Michigan. We intend to furnish shareholders with quarterly and annual reports. See "PLAN OF DISTRIBUTION."

Use of Proceeds. We intend to use the net proceeds of our Offering (assuming the entire Offering is sold) for stadium construction costs ($3.4 million), debt reduction ($800,000 thousand), and general corporate purposes, including working capital ($600,000). See "USE OF PROCEEDS."

Risk Factors and Dilution. An investment in our Shares is speculative and involves a high degree of risk and immediate and substantial dilution. See "RISK FACTORS -- DILUTION."

Summary Selected Financial Data. The summary selected unaudited financial information for the fiscal year ended December 31, 2008, set forth below is derived from and should be read in conjunction with the unaudited financial statements, including the notes thereto, appearing elsewhere in this Offering Circular. See "SELECTED FINANCIAL DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Total Income	$ 178,520
Cost of Goods Sold	(20,176)
Gross Profit (Loss)	158,344
Operating Expenses	(544,616)
Operating Income (Loss)	(386,272)
Other Expenses	(32,059)
Net Income (Loss)	$(418,331)

LIMITED STATE REGISTRATIONS

Only residents of Michigan, the state in which the Shares have been qualified for sale under applicable state securities laws, may purchase Shares in our Offering. Each prospective investor will be required to execute a Subscription Agreement which, among other things, requires the prospective investor to certify his or her state of residence. If you are a resident of a state other than a state in which the Shares have been qualified for sale you will not be permitted to invest. However, you may request that we register an appropriate number of Shares in the state in which you reside. In the event we elect to register such Shares, you will be notified when they are available for offer and purchase. We are under no obligation to so register any Shares and may, in our sole discretion, refuse any such request.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND, THEREFORE, SHOULD BE CONSIDERED EXTREMELY SPECULATIVE. PERSONS WHO CANNOT AFFORD THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENT SHOULD NOT INVEST. PROSPECTIVE INVESTORS SHOULD CONSIDER, AMONG OTHER FACTORS, THE FOLLOWING RISK FACTORS:

(1) **Limited Operating History**. The Company has a limited operating history that can be used to evaluate the Company. The Company was formed on October 1, 2007, and only began operations in early 2008. The likelihood of the Company's success must be considered in light of the challenges and complications frequently encountered by a small developing company starting a new business enterprise, the competitive environment in which the Company will operate, and the macro-economic issues confronting the United States. Due to this limited operating history, the Company cannot assure you that its business will be profitable or that the Company will ever generate sufficient revenues to meet our expenses and support our anticipated activities.

(2) **Additional Financing May Be Required**. The Company may require additional financing to achieve our short-term business objectives and our inability to obtain such financing could prohibit us from executing our business plan. The Company will need to raise additional funds through the issuance of debt and/or sale of equity to accelerate construction of the stadium for play in the 2010 season. The Company cannot provide any assurance that such additional financing will be available to us or, if available, that such financing will be on terms favorable to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividends, liquidation preferences, or other terms. Capital requirements to implement our business strategy will be significant. If the Company is unable to obtain required financing on reasonable terms, the Company could be forced to delay or scale back our business plan. In addition, such inability to obtain financing on reasonable terms could have a material adverse effect on our business, operating

results or financial condition. If the Company sells and issues additional common shares or preferred shares, your interest in the Company will be diluted. The degree of dilution you experience may be substantial. We are not required to obtain your consent before seeking additional financing or issuing additional shares. In addition, we may decide to implement an equity-based compensation plan, such as a stock option plan, to attract and retain qualified personnel. This plan would further dilute your ownership interest in the Company.

(3) **Construction of Stadium May Not Materialize**. The construction of a home stadium for our baseball team may not materialize and, therefore, the Company's future financial performance may be negatively affected. Our anticipated future growth and estimated operating results are based in large part upon the assumption that the Company will build a home stadium for our baseball team to begin play in 2011. Although the Company has taken initial steps toward formulating a financing and development strategy for a 3,900-seat professional baseball stadium to be located in Waterford Township, Michigan, including purchasing land upon which the stadium could be constructed and securing all government approvals for such construction, there can be no assurance that adequate construction financing will be obtained. Should the Company be unable to build the stadium, its actual growth and operating results could be materially and adversely affected.

(4) **Industry and Macro-Economic Factors Could Affect Profitability**. There are a number of industry and macro-economic factors beyond the Company's control that could adversely affect its profitability. The Company's business may be affected by factors inherent in the entertainment and sports industries and outside our control, including: adverse changes in national, regional or local economic or market conditions; weather conditions; increased costs of labor (including increases in the minimum wage); increased utility, maintenance, insurance and travel costs; increases in the number and proximity of competitors; changing customer spending priorities; changing demographics, and changes in government regulations. None of these factors can be predicted with any meaningful degree of certainty, and any one or more of these factors could have a material adverse effect on the Company's financial condition and operating results.

(5) **Potential Customers Are Geographically Concentrated**. The Company's customers will be geographically concentrated. A further or sustained economic downturn in this geographic area could adversely affect the Company's revenues. If the Company is successful in building a stadium for the team in Waterford Township, Michigan, most of our customers are expected to be residents of Oakland, Macomb, Genesee, Wayne and Washtenaw Counties in Southeast Michigan. Like many areas throughout the country, this region has experienced an economic downturn. A further deterioration in the regional economy or other significant adverse events in this region could have a material adverse effect on the Company's financial condition and operating results.

(6) **Success Dependent on Entertainment Value and Team Performance**. The Company's financial results and the value of the team will depend in large part on the continuing success of the Frontier League as a whole and on the ability of the

Company's game-day staff to entertain fans. Poor in-game promotions, high ticket prices and inflated food and beverage concession costs to the fans are likely to adversely affect revenue and income. Fielding a quality team between the foul lines also will be an important factor. Providing a quality product on the field will depend, in large part, on the Company's ability to develop, sign and retain talented players. The Company competes with other professional baseball teams for qualified players. There can be no assurance that the Company will be able to retain players or identify and obtain new players of adequate talent to replace players who are injured, traded or released. Even if the Company is able to retain or obtain players who have had successful amateur careers or have had experience in MLB-affiliated Minor League Baseball, there can be no assurance of the quality of their performance for the Company's team.

(7) **A Decline in the Popularity of Professional Baseball Could Have a Negative Impact**. The popularity of professional sports, in general, and professional baseball, in particular, is important to the Company's operating results and the long-term value of the Company's team. A substantial decline in the popularity of professional baseball, whether as a result of increases in the popularity of other professional sports or the emergence of new spectator sports, could have a material adverse effect on the Company's business, operating results or financial condition and the value of your equity interest in the Company.

(8) **Changes in Frontier League Policies Could Negatively Affect the Company**. By virtue of the Company's team's membership in the Frontier League, the Company is bound by a number of rules, regulations, guidelines, directives, policies and agreements of the Office of the Commissioner, Frontier League owners/directors and Frontier League Bylaws. Any change to these governing documents will be binding upon us, regardless of whether the Company agrees with such changes, and it is possible that any such change could adversely affect the Company and its equity holders. Either (a) the amendment of an existing governing document or adoption of a new governing document, or (b) future actions of the Office of the Commissioner could have a material adverse effect on the value of the Company's team or the value of your equity interest in the Company.

(9) **Marketplace Competition**. The Company will compete for entertainment and advertising dollars with other sports, entertainment and recreational activities. During portions of the team's baseball season, the Company will experience competition from Major League Baseball (the Detroit Tigers) and WNBA basketball (the Detroit Shock). The Company also will compete for attendance and advertising revenue with a range of other entertainment (movie theatres, concert venues and special events such as the Woodward Dream Cruise and Quake on the Lake) and recreational activities (boating, fishing, golf, etc.) available in southeastern Michigan. Many competitors, both actual and potential, are considerably larger than the Company and have substantially greater financial and other resources, including established market share. There can be no assurances, therefore, that the Company will be able to effectively compete in the marketplace.

(10) Company May Place Long-Range Value Ahead of Short-Term Profitability. The Company's primary business objective is to increase the long-range value of the Company. The Company believes that maintaining the team's success, outside of the foul lines as well as between the foul lines, is essential to achieving this objective. Therefore, pricing policies in the areas of admissions, advertising and concessions may be geared toward building long-range fan and business advertising loyalty as opposed to maximizing short-term profit margins. Similarly, developing a team capable of competing year-in and year-out may receive a higher priority than winning "at all costs" in any particular year. In short, efforts to improve the Company's revenue, income and on-field performance from period to period may be secondary to actions the Company believes will enhance long-range value. However, there can be no assurance that any actions the Company takes to increase long-range value will be successful.

(11) Travel-Related Accidents Could Adversely Affect Financial Performance. The Company's team is scheduled to play 48 regular-season road games each year. Players and members of the coaching staff will travel to away games via the Company's own MC-9 motor coach. This extensive travel schedule exposes us to the risk of travel-related accidents. The Company maintains industry-recommended property and casualty, liability and commercial vehicle insurance policies which provide coverage in the event of a catastrophic accident involving the team. Despite the existence of this insurance, a catastrophic accident involving the team would have a material adverse effect on the Company's operating results and financial condition.

(12) The Company is Highly Dependent upon its Key Personnel. The Company's success is highly dependent upon the efforts of its president and director of team personnel, Robert A. Hilliard, who now devotes all of his professional time to the Company and is responsible for overall operations. The loss of his services or certain other key personnel could have a material adverse effect on the Company's financial condition and operating results. The Company's success is also dependent upon the Company's ability to hire and retain qualified marketing and other skilled operations personnel. In this regard, the Company entered into an employment contract with Eric Coleman to serve as the Manager and Director of Player Development for the Company's team on January 20, 2008. The term of the contract is for the 2008 and 2009 seasons with 2 one-year mutual options for the 2010 and 2011 seasons. The Company also entered into a one-year contract with Tim Birtsas, a former MLB pitcher, to serve as the team's Executive Vice President of Business Development. However, there can be no assurance that the Company will be able to hire and retain other necessary personnel. Other than Mr. Coleman, Mr. Birtsas and Mr. Hilliard (who is operating under a three-year contract) the Company presently has not entered into additional employment agreements with the Company's executive officers, nor does the Company anticipate that the Company will enter into such agreements in the foreseeable future. The Company does not maintain key-man life insurance on Mr. Hilliard or any other key personnel, nor does the Company anticipate obtaining such insurance in the foreseeable future.

(13) Rights and Ability to Recover Against the Company May be Limited. You will have limited rights to recover against directors of the Company for breach of fiduciary duty, and significant indemnification claims may have a material adverse effect on the Company's liquidity and financial sources. As permitted by the Michigan Act, the Company's Articles of Incorporation limit the personal liability of the Company's directors to the Company or the Company's shareholders for monetary damages for breach of fiduciary duty as a director except for liability in four specific instances: (a) any breach of the director's duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (c) unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 551 of the Michigan Act, or (d) any transaction pursuant to which the director derived an improper personal benefit. As a result of the foregoing charter provisions and Michigan law, you may have limited rights to recover against directors for breach of fiduciary duty. Also, the Company's Bylaws provide for indemnification of the Company's directors, officers, employees and agents to the fullest extent permissible under Michigan law, provided such person(s) are deemed to have acted in good faith and in a manner believed by them to be in the best interests of the Company. Significant indemnification claims, if properly made, may have a material adverse effect on the Company's liquidity and financial resources. See "INDEMNIFICATION AND LIABILITY LIMITATIONS OF DIRECTORS AND OFFICERS."

(14) Certain Affiliated Transactions May Involve a Conflict of Interest. The Company, has entered into certain transactions with affiliated parties in connection with the ownership, operation and management of the Company which may involve potential conflicts of interest. Such transactions include, but are not limited to: (a) a $350,000 line of credit provided by Dr. Othman Kadry, a shareholder and director of the Company, which has been secured by the Midwest Sliders and Oakland County Cruisers Baseball Academy and a lien against the team's membership interest in the Frontier League and proceeds of this Offering; (b) following a competitive bidding process, a contract to build out the Oakland County Cruisers Baseball Academy awarded to Ross Homes, whose president is Patrick Ross, a beneficial shareholder of the Company; (c) a 10-year lease to operate the Baseball Academy at 277 Summit Drive which is signed with Summit West Investments, LLC, a shareholder of the Company and whose managing member is Dr. Othman Kadry; a director of the Company; (d) commercial insurance coverages brokered by The Huttenlocher Group, whose president is a shareholder of the Company (competitive bids were received, with various policies obtained through The Huttenlocher Group as well as through Focus Insurance); and (e) certain unsecured loans with shareholders of the Company. The Company also anticipates a potential affiliation with South East Michigan Community Baseball Foundation ("SEMI-CBF"), a non-profit entity. This affiliation would consist of common board members between the entities and an arrangement whereby SEMI-CBF would be permitted to use the Company's facilities from time-to-time for charitable purposes. See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS".

(15) **No Public Market for Shares**. Prior to this Offering, there has not been any public market for our securities. There is presently no public market for our securities, including the Shares, and there can be no assurance that a regular public trading market for our securities will develop or, if developed, will be sustained. We have not initiated any measures to facilitate such a market and has no present intentions to do so. In the absence of a public market for our securities, you may be unable to liquidate your investment in the Company. See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF CAPITAL STOCK."

(16) **No Dividends in the Foreseeable Future**. The Company has never paid a cash dividend or partnership distribution and it is unlikely that the Company will declare or pay cash dividends or distributions in the foreseeable future. The Company currently intends to retain its earnings, if any, for working capital to, among other things, expand the Company's business operations. Accordingly, an investment in the Company's securities may not be suitable if an investor anticipates the need for current dividends or distributions.

(17) **Shares Eligible for Future Sales**. After completion of this Offering, the Company will have shares of common stock outstanding which will generally be "freely tradable" without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares of common stock acquired by affiliates of the Company. Holders of the remaining shares of common stock (who received them in the Conversion) may be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares and the Company's ability to raise additional capital at a price favorable to us.

(18) **Outstanding Debt**. As of December 31, 2008, the Company had secured and unsecured short term notes payable in the total amount of $309,837, bearing interest at rates between 8% and 11% per annum and maturing on or before dates ranging from May 31, 2009 to and August 20, 2009. Furthermore, the Company has incurred approximately $250,000 in unsecured partner advances from the personal credit card accounts of Robert Hilliard, who serves a director and the President and Chief Operating Officer of the Company, at varying interest rates and on terms typical of those found in the credit card industry. There can be no assurance that the Company's cash flow and available capital will permit it to repay such debts as they become due. If the Company is not able to repay such debts as they becomes due, the Company could face adverse financial consequences.

(19) **Arbitrary Determination of Offering Price**. We arbitrarily determined the offering price of our Shares. Accordingly, the offering price does not necessarily reflect or relate to our assets, book value or financial condition, and may not be indicative of the actual value of the Company. See "DETERMINATION OF OFFERING PRICE."

(20) Penny Stock Regulations May Adversely Affect Liquidity. If, in the future, a public market for our securities develops and our Shares become subject to the "penny stock rules" (adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934), this would result in reduced levels of trading activity. The "penny stock rules" apply to companies whose common stock trades at less than $5.00 per share or whose tangible net worth is less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that broker-dealers who trade penny stocks on behalf of persons other than "established customers" complete certain documentation and take certain precautions before any penny-stock transaction can occur. Many broker-dealers consider these additional measures to be burdensome and elect not to trade penny stocks. Reduced trading activity in the secondary market, if it were to develop, may make it more difficult to liquidate your investment in the Shares.

(21) The Company will be Closely Controlled. The right to elect directors and to approve other matters submitted to a vote of the shareholders will rest with the Company's common stock, a predominant portion of which may be held by certain members of management or the Board of Directors. Consequently, your ability to control or direct the affairs of Company may be limited.

(22) Dilution. The Shares purchased by investors in our Offering will be subject to immediate dilution in the amount of approximately $1.69 and $3.29 per Share or 16.9% and 32.9% respectively, assuming the Maximum Offering and Minimum Offering, in the net book value per Share. Dilution represents the difference between the price of the Shares purchased by investors in our Offering and the pro forma net tangible book value per Share after our Offering. The Shares do not have preemptive rights and, as a result, the Shares may be subject to further dilution in the future in the event we issue additional securities. See "DILUTION."

FORWARD LOOKING STATEMENTS

We have made various statements in this Offering Circular which constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "RISK FACTORS" and elsewhere in this Offering Circular. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Offering Circular.

USE OF PROCEEDS

The following table sets forth the intended use and priority of use at various Offering levels of the net proceeds of this Offering (after deducting Offering expenses estimated to be $200,000):

	Minimum Offerin ($1.25 million)	Offering @ $2 million	Offering @ $3 million	Offering @ $4 million	Maximum Offering $ 5 million)
Application of Proceeds*	Amount (%)	Amount (%)	Amount (%)	Amount (%)	Amount (%)
Stadium Construction	$.05 Million (4.8)	$.7 Million (38.9)	$1.6 Million (57.1)	$2.5 Million (65.8)	$3.4 Million (70.8)
Debt Reduction	$.5 Million (47.6)	$.6 Million (33.3)	$.7 Million (25)	$.8 Million (21)	$.8 Million (16.7)
Working Capital	.5 Million (47.6)	$.5 Million (27.8)	$.5 Million (17.9)	$.5 Million (13.2)	$.6 Million (12.5)
Net Proceeds From Offering	$1.05 Million	$1.8 Million	$2.8 Million	$3.8 Million	$4.8 Million

* This table represents our best estimate of the allocation of net Offering proceeds. We may, however, reallocate these amounts from time to time among the categories shown above or to new categories if cost overruns or unexpected contingencies arise and we determine reallocation is in the best interests of the Company. Pending their application as set forth above, net Offering proceeds will be invested in short-term, investment grade, interest-bearing securities. Offering expenses includes legal, accounting, advertising and promotion, printing and other miscellaneous expenses and fees related to the Offering. See "PLAN OF DISTRIBUTION."

The Proceeds will be used to discharge indebtedness of the Company in the amounts specified above. The terms of the indebtedness are described in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS – LIQUIDITY AND CAPITAL RESOURCES."

DIVIDEND POLICY

We have not declared or paid cash dividends on our Shares. We intend to retain earnings for use and reinvestment in our business and do not anticipate paying cash dividends in the foreseeable future. The payment of future cash dividends on our Shares will be determined in the sole discretion of our Board of Directors and is expected to depend upon our earnings, financial condition, cash flows, capital requirements and other similar considerations our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization (i) as of December 31, 2008, and (ii) as adjusted to reflect the receipt of the minimum and maximum net proceeds from this Offering (after deducting estimated Offering expenses):

	As of 12/31/2008	As Adjusted	
		Maximum Offering	Minimum Offering
Short Term Debt	$874,079	$874,079	$874,079
Long-term Debt	$704,927	$704,927	$704,927
Common Stock, No Par Value, 1,000,000 Shares Authorized, 269,123.77 Shares Issued and Outstanding, Actual and 769,123.77 Shares Issued and Outstanding, As Adjusted	$2,936,750	$7,736,750	$3,986,750
Retained Earnings (Accumulated Deficit)	($418,331)	($418,331)	($418,331)
Additional Paid in Capital (Receivable)	($572,500)	($572,500)	($572,500)
Total Stockholders Equity (Deficit)	($1,945,919)	$6,745,919	$2,995,919
Total Capitalization	$3,524,925	$8,324,925	$4,574,925

DILUTION

As of December 31, 2008, our net tangible book value was $1,593,165 or $5.92 per Share. Net tangible book value represents the amount of our tangible assets less total liabilities. After giving effect to the sale of all of the Shares offered hereby, assuming the Maximum Offering is sold and after deducting other estimated Offering expenses, our pro forma net tangible book value at completion of the offering would be $8.31 per Share. This represents an immediate increase of $2.39 per Share to existing Shareholders and an immediate decrease (i.e., dilution) of $1.69 per Share to investors in this Offering.

The following table illustrates this dilution on a per Share basis:

	Maximum Offering	Minimum Offering
Offering Price Per Share	$10.00	$10.00
Net Tangible Book Value Per Share Before Offering	$5.92	$5.92
Increase in Net Tangible Book Value Per Share Attributable to New Investors	$2.39	$.79
Net Tangible Book Value Per Share After Offering	$8.31	$6.71
Dilution Per Share for New Investors (in Dollars)	$845,000	$411,250
Dilution Per Share for New Investors (as a Percentage)	16.9%	32.9%

The following table sets forth the number of Shares owned by the existing Shareholders, the number of Shares to be owned by the new investors in this Offering (assuming the Maximum Offering and Minimum Offering is sold, respectively) and the total consideration paid by the existing Shareholders and to be paid by the new investors.

Maximum Offering

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	269,123.77	35%	$2,936,750	37%	$10.91
New Investors	500,000.00	65%	$5,000,000	63%	$10.00
Total	769,123.77	100%	$7,936,750	100%	-------

Minimum Offering

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	269,123.77	68%	$2,936,750	70%	$10.91
New Investors	125,000.00	32%	$1,250,000	30%	$10.00
Total	394,123.77	100%	$4,186,750	100%	------

SELECTED FINANCIAL DATA

The financial statements of the Company for the fiscal year ended December 31, 2008, attached to this Offering Circular as Exhibit A, have been prepared and compiled by management in accordance with generally accepted accounting principals, but and have not been independently reviewed, examined or reported on by an independent public accounting firm. The following table shows summary information from such financial statements:

Total Income	$ 178,520
Cost of Goods Sold	(20,176)
Gross Profit (Loss)	158,344
Operating Expenses	(544,616)
Operating Income (Loss)	(386,272)
Other Expenses	(32,059)
Net Income (Loss)	$(418,331)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Financial Statements attached to this Offering Circular as Exhibit A.

Overview

The historical financial information of the Company prior to January 1, 2009 includes (1) all costs associated with development (including property acquisition, architectural design, pre-construction engineering and government approvals) of an 11.201-acre tract at the intersection of Summit Drive and Mall Drive East in The Charter Township of Waterford, Oakland County, Michigan, for the purpose of constructing Diamond at the Summit ("Stadium"), a 4,000-seat outdoor sports and entertainment activities center; (2) purchase of the Midwest Sliders, a professional baseball team operating in the independent Frontier League that would become the "anchor tenant" for the Stadium; (3) an operating loss for the Midwest Sliders, which operated as a travel squad during the 2008 Frontier League season without opportunity to generate game-day revenue; (4) development costs associated with build-out of the Oakland County Cruisers Baseball Academy at 277 Summit Drive adjacent to the Stadium site, which held its grand opening on March 3, 2009; (5) retail sales of Oakland County Cruisers apparel; (6) pre-season sponsorship and ticket sales in connection with the Sliders' 2009 season in Ypsilanti, Michigan, at Oestrike Stadium on the campus of Eastern Michigan University, and (7) administrative overhead.

For the fiscal year ending December 31, 2008, the Company recorded negative net income of $418,331.

Results of Operations

Baseball Club Operations

Operating as a travel squad with no home stadium for the 2008 Frontier League season, the Midwest Sliders experienced negative gross profit of $165,775. The total income for the fiscal year ended December 31, 2008 from ball club operations was $178,520, against which we incurred operating expenses and cost of goods sold of $564,792, resulting in an operating loss of $386,272. See "SELECTED FINANCIAL DATA" and related exhibits.

Site Acquisition and Development Costs

During 2008, the Company identified an 11.021-acre tract of land at the intersection of Summit Drive and Mall Drive East in The Charter Township of Waterford. The property is planned as the site for the Stadium and, to this end, the Company undertook all activities pertaining to land acquisition, Stadium design, environmental review, pre-construction engineering and government approvals. The total site development costs as of December 31, 2008, were $557,154. See "SELECTED FINANCIAL DATA" and related exhibits.

Liquidity and Capital Resources

In the Company's development stage, the primary source of cash has been provided by investors through the sale of equity interests. Subsequently (during the third and fourth quarters of 2008), the Company obtained additional capital through 120-day and 180-day unsecured promissory notes with interest accruing at the rate of 8% per annum through their dates of maturity and thereafter at the rate of 11% per annum. All lenders have signed six-month extensions on these unsecured notes.

Management anticipates, but can give no assurances, that the principal and accrued interest from these notes will be converted into shares of common stock.

Additionally, Kadry Property Management, of which Dr. Othman Kadry, a Director of the Company, has made available to the Company a $350,000 line of credit to be used in the following manner: $280,000 for build-out of the Oakland County Cruisers Baseball Academy ("Baseball Academy") and $70,000 for general operating capital. This line of credit is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

Finally, Robert A. Hilliard, Director and President, has provided lines of credit of approximately $250,000 from his personal credit card accounts, all of which have been used to fund ongoing operations.

As of December 31, 2008, the Company's capital had been derived from the following sources:

Equity Investments	$2,936,750
Unsecured Borrowings (Principal and Accrued Interest as of December 31, 2008)	$214,835
Secured Borrowings (Principal and Accrued Interest as of December 31, 2008)	$95,000
Unsecured Advances (Credit Cards)	$247,023

See "SELECTED FINANCIAL DATA" and related exhibits.

Professional Expenses Related to Conversion and Stock Offering

The Company has incurred non-recurring, transaction-based expenses for professional services of legal counsel and financial advisors in connection with converting its legal from a limited partnership to a corporation, and the preparation of this Offering and additional financing requirements. As of December 31, 2008, the Company has incurred legal expenses of $124,850 and expects to incur additional legal fees before this offering is qualified with the SEC. The Company has also retained financial advisors to assist with the stadium project financing, including a possible institutional debt or equity placement. The Company has paid a $15,000 retainer for these services and another $15,000 will be due upon completion of additional financing milestones. Additionally, the Company has agreed to pay various commissions to the financial advisor with respect to Shares which may be sold, if any, by the financial advisor, or capital raised equity or debt placements. The Company believes that these expenditures are necessary for the long-term success of the Company and are in the best interest of the shareholders.

DESCRIPTION OF BUSINESS

Formation Transactions

The Company was originally formed as Baseball Heroes of Oakland Country, LP, a Michigan limited partnership (the "Partnership") on October 1, 2007. On March 31, 2009, the Partnership contributed all its assets and liabilities to a newly formed corporation, Diamond Heroes of Southeast Michigan, Inc. (the "Company") in exchange for 269,123.77 shares of the Company's common stock. The Partnership then distributed those shares to its partners at the rate of 4,582 shares for each unit of partnership interest and proceeded to liquidate the Partnership. In this manner, the Partnership was converted into the present corporate form of the Company. The purpose of this conversion was to create a more traditional legal form for enterprises similar to the business of the Company and to enable the Company to offer common stock in offering formats that are note available to limited partnerships, such as this Offering.

Business of the Company

The Company owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League. Having purchased the ball club in January 2008 from Midwest Sports Authority for $825,000, the Company operated the Midwest Sliders as a travel squad for the 2008 season playing all 96 games on the road.

During the next 12 months, and for the 2009 Frontier League season, the Midwest Sliders are leasing Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti, Michigan, where the ball club will be playing 45 home games. The Company anticipates that raising the Minimum Offering will be sufficient to satisfy its capital needs to operate the team and carry out its planned operations for the next twelve months. However, the Company hopes to accelerate its planned construction of a professional baseball stadium for the 2011 season to the 2010 season. In order to do so, the Company would have to raise approximately $6 million dollars beyond the Maximum Offering and is taking steps to do so through commercial financing and/or institutional debt or equity placements. In the event that the Company is unable to do so however, it will be able to proceed with its non-accelerated 12-month plan with the proceeds of the Minimum Offering.

On July 21, 2008, the Company purchased an 11.201-acre parcel of real property at the intersection of Summit Drive and Mall Drive East from Timana, LLC to construct the future stadium. The sale was consummated for a total purchase price of $1,678,500, with the Company conveying to the seller (a) $90,000 in cash, (b) a 10-Year/7% promissory note in the principal amount of $749,250 secured by a mortgage on the property and (c) 76,908.87 shares of the Company's common stock. The Company believes all major steps required to begin construction, including stadium design; pre-construction engineering; Waterford Township Planning & Building Dept. variances and approvals; and Township, County and State permits, have been completed.

Following completion of construction, the Company plans to relocate its Frontier League team to the new stadium where the team will play as the Oakland County Cruisers.

While the Company intends for the Cruisers to function as the stadium's anchor tenant, the Company's business plans also call for as many as 60 high school and college baseball and softball games during April and May, country, oldies and R&B concerts, ethnic food festivals, exhibitions, and events for the performing arts when the Cruisers are on the road during June, July and August; corporate events and fundraisers in September and October, and public skating and recreational adult ice hockey from mid-November through mid-March.

The Company has also entered into a 10-year lease with Summit West Investments, LLC, under which the Company will operate the Oakland County Cruisers Baseball Academy. The Academy opened for business on March 3, 2009, and includes a dedicated softball batting cage and three baseball batting cages that feature the latest IRON MIKE™ pitching machines; two professional hitting and pitching tunnels for individual and group instruction; a soft-toss area; baseball and softball apparel and equipment outlet; lounge and a bank of vending machines for soups, sandwiches, snacks and drinks.

Finally, the Company has invested $25,000 to become a charter member of The Collegiate Prospect League, a wood-bat summer baseball league which will begin operating in 2009 in western Pennsylvania, Ohio, Illinois, Indiana and Michigan. The Company plans to begin operating its team in 2010, capitalizing on the marketing inroads it will be making with the Midwest Sliders in the greater Ypsilanti-Ann Arbor area by placing its summer collegiate team on the Eastern Michigan University campus.

Company Organization

Diamond Heroes of Southeast Michigan, Inc. owns and serve as the sole member-manager of a number of operating limited liability companies ("LLCs") depicted below. Each LLC represents a distinct business segment within the Company's overall business model.

SEMI-DH PROFESSIONAL BASEBALL, LLC	SUMMIT DIAMOND SPORTS & ENTER-TAINMENT, LLC	OC CRUISERWEAR, LLC	CRUISERS ACADEMIES & CAMPS, LLC	CRUISERS SPORTS CONSULTING, LLC	SEMI-DH SUMMER COLLEGIATE BASEBALL, LLC
• Oakland County Cruisers Frontier League Baseball	• Sports & Entertainment Booking & Promoting	• Baseball Apparel & Sportswear	• Oakland County Cruisers Baseball Academy	• Franchise Transactions, Capital Formation, Facility Design, Public/Private Partnerships	• Ypsilanti Liberators of The Prospect League (Summer College Baseball)

A description of these operating LLCs follows.

SEMI-DH Professional Baseball, LLC

Currently, independent professional baseball in North America is undergoing a growth in popularity not dissimilar to that experienced by Minor League Baseball ("affiliated teams" having Player Development Agreements, or PDAs, with specific Major League Baseball organizations) during the 20-year period which began in the early 1980s. The Company believes franchise values are in a decidedly upward trend and at the early stages of asset appreciation.

While the independent status of these teams presents an element of risk not found in affiliated Minor League Baseball franchises (i.e., independent clubs have no guarantee of working relationships with Major League Baseball organizations, and ownership groups are responsible for player acquisitions, contracts, worker's compensation, etc.), the Company believes that independent clubs tend to be more attractive investments.

The Midwest Sliders of the independent Frontier League is the Company's initial entrée into professional baseball team ownership. On an ongoing basis, the Company plans to closely monitor the professional baseball industry to evaluate other potential ownership and operating opportunities; however, no additional acquisitions are contemplated at this time.

Team acquisition considerations include, but are not limited to:

(1) Strength of the League in which a team is operating, as exemplified by the League's (a) business plan, (b) strength and longevity of key personnel in the commissioner's office (c) relationship with MLB, (d) salary structure for players, (e) markets in which the League's teams are operating, (f) size and quality of stadiums, (g) attendance figures, ticket pricing structures and advertising rates, (h)

current team values and five-year trend in values, (i) stability in ownership groups and (j) geographic concentration of team markets;

(2) Operating history of the target team, encompassing (a) number of years in the League, (b) number of years under current ownership, (c) current balance sheet, (d) financial performance over the past three years (when applicable), (e) market demographics and psychographics, (f) size and quality of home stadium, (g) stadium ownership and lease (if applicable) under which team is operating, (h) ability to relocate ball club, (i) attendance, ticket prices and advertising rates, (j) players and coaching staff under contract, (k) on-field performance under current ownership's stewardship and (l) community support from general public, government officials and business leaders; and

(3) Key internal determinants including, but not limited to: (a) required versus available capital, (b) required versus available management personnel, (c) projected short-term and long-term ROI and (d) relative merits versus other opportunities currently under consideration.

Summit Diamond Sports & Entertainment, LLC

As financing programs for small professional baseball stadiums (capacities of 3,000 to 6,000 fans) shifts from public to public/private and private sources, emphasis on the creative design and use of the small ball park has increased significantly as ownership/management groups look to maximize revenue to generate acceptable ROI while servicing debt obligations. The Company believes several factors have contributed to the ability of private groups to build successful business models while paying for the cost of stadium construction and maintenance including, but not limited to:

(1) *Artificial Playing Surface* – The latest generation of artificial playing surface ("field turf") comes at a reasonable purchase price, particularly when one considers that using a synthetic surface significantly lowers field maintenance costs and drastically reduces weather-related game postponements.

Operators of "short-season" stadiums (i.e., those hosting professional teams with Memorial Day-to-Labor Day schedules) equipped with an artificial playing surface find they can comfortably accommodate a heavy schedule of high school and college baseball, move into their professional season and then host Fall Ball.

Additionally, these playing surfaces allow for quick changeovers from baseball stadium to sports & entertainment facility, enabling operators to stage a range of events – from concerts, flat shows and other sports exhibitions such as professional boxing and wrestling, lacrosse and soccer matches and women's softball to graduation exercises, ethnic festivals, business expos, carnivals and other specialty shows.

Field turf withstands playing-surface wear and tear traditionally associated with natural grass and dirt. Stadium operators are able to book a full slate of baseball games and use temporary concert stages, wrestling/boxing rings and field seating with increasing confidence.

(2) *Small-venue Trend* – In recent years, entertainment industry numbers indicate there has been a decided shift toward smaller venues for niche music, entertainment, exhibition and sports events – events that do not require major pre-event build-out and post-event tear-down and can be marketed jointly with corporate partners and media outlets at budgets which are "ROI friendly".

(3) *Winter Sports* – Particularly in cold-weather regions, recent developments in ice and artificial surfacing technologies have made it possible to offer four full months (Nov.-Feb.) of public skating, recreational ice hockey and/or in-line hockey – one of the fastest growing recreational sports among teens and pre-teens.

Full-service concession stands can be winterized; home and visitor clubhouses can be used as public lockers; souvenir stores are easily converted into skate shops for retail sales and rentals, while HVAC-equipped skyboxes can be rented on a daily basis. Ample seating is available for those who want to watch outdoor ice hockey on days the temperature doesn't fall too far below freezing (for example, the NHL now has an annual New Year's Day outdoor game which, this past January, featured the Chicago Black Hawks and Detroit Red Wings at Wrigley Field).

Two key items – a flatbed to store dasher boards and a generator to manufacture ice – are already present at many baseball stadiums. A flatbed typically is used for storing a temporary concert stage, while the generator is used to restore stadium lights in the event of local power outages typically brought about by thunderstorms or excessive use of electricity in extremely hot weather.

(4) *Promoter versus Facility Renter* – As an overall operating philosophy, the Company desires to stay away from "high-risk/high reward" events (e.g., avoiding a role as promoter for high-cost music or pro sports events) because they are not necessary to generate an attractive annual ROI and could diminish it if they prove unsuccessful.

The Waterford-based stadium is planned to have two core, revenue-generating activities – its summer Frontier League baseball team and its winter ice skating activities. All other events at the facility are seen first as a vehicle to market stadium-based core products along with the Oakland County Cruisers Baseball Academy (situated adjacent to the stadium) and, second, as adding incrementally to the Company's profitability.

The Company has no present intention to use any event as a loss-leader. The Company believes each event must have projected gross-profit potential.

OC CruiserWear, LLC

The decision to name its Frontier League team the Oakland County Cruisers™ (trademark registered with the U.S. Office of Patents and Trademarks) was made not only to capitalize on an obvious association with the automotive industry, which is indigenous to southeast Michigan, but the Company also sees an opportunity to develop a brand associated with various aspects of mid-20th century Americana (e.g., Mom, Apple Pie, Baseball, Classic Cars, Doo Wop tunes and '60s Rock 'n Roll music) and the era's popularity with today's younger generation as well as with the Baby Boomers who actually "lived" it.

OC CruiserWear (trademark pending) will emphasize team-related souvenir apparel to be sold at the ball park, in the Oakland County Cruisers Baseball Academy, and through the Company's online storefront at www.cruisersbaseball.com. The Company plans to move quickly to market team apparel through regional retail chains and to subsequently develop lines of "CruiserWear" (i.e., sporting wear) aimed at the specific fashion patterns favored by pre-teens, teens and upwardly mobile young professionals.

Product line themes, pricing strategies, channels of distribution and marketing tactics to support sales efforts will be part of a comprehensive business plan developed only after certain sales and profitability objectives have been achieved in the souvenir apparel stage. Once these goals have been reached, OC CruiserWear is expected to transition from its incubator phase focusing on team apparel selling in southeast Michigan to its growth phase characterized by product extension and geographic expansion.

Cruisers Academies & Camps, LLC

One of the Company's strategies involves operation of academies and camps that target a market segment comprised of grammar school, middle-school and high-school aged boys and girls.

The Company believes a Frontier League team offers an opportunity to present living "role models" for youngsters. The Company also believes Summit Diamond Sports & Entertainment's high school and amateur baseball and softball programs will provide children with opportunities to actually "live the dream," and the Oakland County Cruisers Baseball Academy will afford young players with the means to improve their skills so they have a better chance of realizing their potential goals of participating in organized baseball.

The typical indoor instructional baseball and softball facility realizes most of its revenue during the months occurring between baseball and softball seasons which, in snow belt states, generally extends from the beginning of November to the end of March.

However, as a complement to the Company's neighboring stadium, the Oakland County Cruisers Baseball Academy plans to generate significantly greater token-operated batting cage revenues derived from up to 200,000 plus fans projected to attend professional, college, high school and amateur baseball and softball games during what is ordinarily considered an indoor instructional facility's "off season". In addition to fan participation at the cages, there will be rental opportunities with amateur teams playing at the stadium.

Apart from batting cage revenue and instructional fees, the Academy is expected to have other profit-making potential in connection with a relationship it has entered into with Tri-County Sports to offer customers a range of sporting goods on a commission basis. The Company plans to supplement this arrangement with an agreement to carry products from Akadema, one of the world's leading producers of baseball bats and fielding gloves.

As an ongoing business strategy, the Company plans to carefully research each location in which the Company will be operating an organized baseball club to determine if market conditions lend themselves to opening an indoor instructional facility.

Cruisers Sports Consulting, LLC

The Company believes certain individuals affiliated with the Company have accumulated a body of knowledge and gained a wealth of experience related to sports facility design and management, property development, team ownership and operations, private/public partnerships and capital formation techniques.

The Company plans to pursue working agreements in which various individual and business professionals can apply their respective skill sets to sports industry consulting engagements which may include, but not necessarily be limited to: (a) franchise acquisition and divestiture, (b) capital formation, (c) public/private partnership consulting, (d) long-range strategic planning and short-term tactical implementation, (e) facility design, (f) facility operations, (g) facility management, and (h) baseball franchise operations and marketing.

SEMI-DH Summer Collegiate Baseball, LLC

The Company believes that summer collegiate baseball, like independent professional baseball, has experienced a tremendous rise in popularity. Communities too small to support professional baseball teams, but large enough to provide a solid base of fan and business support, have embraced leagues formed to provide college players with a platform for showcasing their skills in front of MLB scouts.

Eight summer leagues fall under the umbrella of the National Alliance of College Summer Baseball (NACSB) – Atlantic Collegiate Baseball League, Cape Cod Baseball League, Central Illinois Collegiate League, Florida Collegiate Summer League, Great Lakes Summer Collegiate League, New York Collegiate Baseball League, Southern Collegiate Baseball League and Valley League Baseball. Traditionally, NACSB Leagues have been sanctioned by the NCAA and have received funding from Major League Baseball.

Other Leagues operate under NCAA guidelines for student athletes but outside the NACSB. The most notable of such leagues are the Alaska Baseball League, California Collegiate League, Jayhawk Collegiate League, New England Collegiate Baseball League, Northwoods League and M.I.N.K. (Missouri, Iowa, Nebraska, Kansas) League.

The common element in all these leagues is the use of wood bats which enables MLB scouts to better evaluate pitching, hitting and defensive talent under conditions similar to the pro game. (Most college conferences use aluminum bats which inflate hitters' batting averages and power numbers and adversely affect pitching statistics such as earned run average and hits allowed.)

Late in 2008, owners of teams in the Central Illinois Collegiate League ("CICL") and a group of baseball representatives (some of whom had been involved in the Frontier League) reached agreement on formation of The Prospect League ("TPL"). Beginning play in 2009 with 11 teams, a franchise fee of $25,000 has been set for charter members.

The Company has paid this fee and filed an application for a team that eventually is to play in Ypsilanti. The Company also plans to file an application for a second team which would play at the new stadium planned for Waterford Township.

With no salaries for players (due to their amateur status) or Worker's Compensation (as players are required to have their own primary insurance coverage) and a relatively low travel and lodging cost (due to the geographic proximity of other teams), the expenses are considerably lower for a summer college team than for a professional ball club. With professional staff already in place for facility management and team operations, the efficiencies to be derived from running both professional and summer college ball clubs are considerable.

The Company believes a TPL team in Ypsilanti falls into one of the two market profiles that presents good up-side potential. Ypsilanti is a smaller community whose residents, government officials and business leaders have expressed a strong desire to support organized baseball. A TPL team in Waterford Township falls into the other potentially successful market profile – one whose fan, government and business bases already support independent professional baseball in a new stadium, and one with a large enough market to generate sufficient attendance for 27 additional home dates during a prime 10-week stretch from mid-June through mid-August.

Southeast Michigan Community Baseball Foundation

The Company also plans to affiliate with the Southeast Michigan Community Baseball Foundation ("SEMI-CBF"), a non-profit entity, as an adjunct to its for-profit business plans. The entities' affiliation would likely include common board members and a contractual relationship that would permit SEMI-CBF to use the Company's facilities for charitable purposes.

Mission Statement – The mission of the Southeast Michigan Community Baseball Foundation, Inc. ("SEMI-CBF"), a Michigan non-profit organization applying to the IRS for 501(c)(3) status, is as follows:

SEMI-CBF will assist public and private 501(c)(3) educational institutions; public and private 501(c)(3) recreational entities, and other 501(c)(3) civic organizations supporting the educational and recreational groups within southeast Michigan in meeting their educational and recreational program needs by scheduling, supporting and contributing to fundraising efforts through use of the baseball stadium to be located in Waterford Township.

It is expected that high school, collegiate, and other amateur baseball games, as well as non-baseball events, will be booked at the stadium in pursuit of this mission.

SEMI-CBF is particularly interested in providing support for the acquisition of instructional material, purchase of athletic equipment, and other educational and recreational needs within existing Federal and State of Michigan guidelines for 501(c)(3) charities.

Within southeast Michigan, SEMI-CBF expects to schedule all baseball teams from 501(c)(3) educational and recreational entities who wish to stage games, without regard to age, color, economic status, ethnicity, gender, religion or sexual preference, limited only by (a) the ability to book a specified number of events within any one outdoor season and (b) the restrictions local, county and state agencies might place on the outdoor facility.

Corporate Governance Documents of the Company

Diamond Heroes of Southeast Michigan, Inc. was incorporated as a Michigan corporation on February 27, 2009, upon the filing of its Articles of Incorporation (the "Articles") with the Michigan Department of Energy, Labor and Economic Growth. The initial bylaws of the Company (the "Bylaws"), which address the regulation and management of the affairs of the Company, were adopted on February 27, 2009, by its incorporator.

The Articles and Bylaws each contain a number of customary provisions and are consistent with the Michigan Business Corporation Act. For example, the Articles (a) state the name of the Company, (b) generally describe the purpose for which the Company was formed, (c) address the aggregate number of shares that the Company has authority to issue, (d) state the Company's initial registered office and the name of the Company's initial resident agent, and (e) contain the name and address of the Company's incorporator. Similarly, the Bylaws (a) address shareholder meeting mechanics, (b) shareholder action by unanimous written consent, (c) vacancies in the Company's board of directors, (d) indemnification of directors and officers, and (e) shareholder inspection of records.

The Articles also contain the following provisions:

Classified Board

The Articles and Bylaws provide that the Company's directors are divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders, and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. This "classified board" structure helps enhance the continuity and stability of the Board of Directors by providing for a three year term for each director, thereby reducing the possibility that a sudden change of control of the Company's Board of Directors will occur.

Supermajority Voting Requirement

The Articles provide that the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Company's capital stock entitled to vote generally in the election of directors, voting together as a single class, enter into a transaction, or series of transactions, that would result in a "Change of Control". For purposes of the Articles, the term "Change of Control" means (a) a sale of all or substantially all of the assets of the Company, or (b) any merger, consolidation, exchange of equity interests, recapitalization or sale or transfer of equity interests of the Company, in each case in which any person or group acquires beneficial ownership of more than 50.1% of the then outstanding capital stock of the Company (determined on a fully diluted basis).

Indemnification and Liability Limitations of Directors and Officers

The Company's Articles and Bylaws provide that our directors and officers will be indemnified by the Company to the fullest extent authorized by Michigan law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the Company. In addition, the Articles provide that the directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions or derived an improper personal benefit from their actions as directors.

These provisions may discourage stockholders from bringing a lawsuit against the Company's directors for beach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company or its stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of the Company's proposed directors or officers where indemnification by the Company would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or control persons of the Company pursuant to the foregoing provisions, such persons have been informed that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The foregoing discussion highlights only certain provisions of the Articles and the Bylaws. Therefore, you are strongly encouraged to read carefully the Articles and the Bylaws in their entirety, copies of which may be obtained from the Company upon request.

DESCRIPTION OF PROPERTY

The Company has two principal properties. The first is an 11.201-acre parcel of real property at the intersection of Summit Drive and Mall Drive East from Timana, LLC, on which the Company intends to construct the future stadium. The stadium site was acquired for a total purchase price of $1,678,500, with the Company conveying to the seller (a) $90,000 in cash, (b) a 10-Year/7% promissory note in the principal amount of $749,250 secured by a mortgage on the property and (c) 76,908.87 shares of the Company's common stock. The Company believes all major steps required to begin construction, including stadium design; pre-construction engineering; Waterford Township Planning & Building Dept. variances and approvals; and Township, County and State permits, have been completed.

The second is a 10-year leasehold estate in commercial property from Summit West Investments, LLC for the Oakland County Cruisers Baseball Academy and sporting goods store located at 277 Summit Drive, Waterford, Michigan. The term of the lease commenced on June, 1, 2008 and terminates on May 31, 2018.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers. Our board of directors and executive officers are as follows:

Mr. Robert A. Hilliard, 56, Director, President, Chief Executive Office and Chief Operating Officer, has been leading the Company, since its inception a little more than two years ago. Mr. Hilliard has extensive experience in minor league baseball operations and investments. A 1974 graduate of the University of Virginia, Hilliard also holds Master's degrees from Seton Hall University and the University of Georgia. He is a past president of UGA's Henry W. Grady College of Journalism & Mass Communication Alumni Association. Mr. Hilliard is married to Kim A. Buckey and has two sons, Jeffrey Alan, 29, and David Sean, 25.

Mr. Timothy L. Nick, 50, Director, has been in the food-service business for a quarter century and is co-owner of Heroes Bar B Q & Brew, located at 998 W. Huron in the Charter Township of Waterford. Born in White Lake Township and currently residing in Waterford, Mr. Nick graduated from Waterford Schools and attended Michigan State University. He was married in 1997 and has three children – Kayleigh, who is 18 years of age and attends Michigan State University, and Charlie and Miya, who attend Waterford Schools.

Dr. Othman Kadry, 63, Director, is an obstetrician and gynecologist who has practiced medicine for well over three decades. Dr. Kadry is a nationally recognized expert in minimally invasive laparoscopic gynecology and infertility microsurgery. Also involved in commercial real estate, Dr. Kadry is managing partner of Summit West Investments, LLC, and Summit North Investments, LLC, owners of the Summit West Shopping Plaza on Summit Drive and Summit North Shopping Plaza on Mall Drive East in Waterford. Dr. Kadry attended medical school at the University of Damascus in Syria, having completed his program of study in 1971. His graduate education in obstetrics and gynecology was earned at Sinai-Grace Hospital of Detroit and North Oakland Medical Centers. He and his wife, Delal, live in Bloomfield Hills. They have a son and daughter.

Mr. Peter Comstock Riley, 41, Director and Vice President, is vice president with Brooks Lumber in Detroit. Mr. Riley has more than two decades of baseball and sports administration experience, including front-office stints with the Detroit Tigers and Baltimore Orioles. He founded the Sandlot Baseball School in 1988 and Michigan & Trumbull, LLC in 1999, both of which are still operating today. A graduate of Oakland University, Mr. Riley is son of the late Michigan Supreme Court Chief Justice Dorothy Comstock Riley and prominent City of Detroit attorney and former American Bar Association president Wallace D. Riley. He, his wife, Michelle, and son Timothy, 9, reside in Grosse Pointe, Michigan.

Mr. Steve Wylie, 57, Director, Chief Financial Officer and Treasurer, is a founding partner and chief financial officer of Qualis Automotive in Troy, Michigan. Qualis, founded in 1999, distributes brake, chassis and hydraulic components to the North American automotive aftermarket. Previously, he was controller of the Fluid Handling division of ITT Automotive based in Auburn Hills, Michigan, and served on the Board of Directors of Hisan, an OEM joint venture based in Findlay, OH. A certified management accountant, he received his undergraduate degree from Ohio University and earned an MBA from Miami of Ohio University. For the past 21 years, Mr. Wylie and his wife, Sue, have resided in Clarkston, Michigan. They have two children, Caitlin and Stuart, both of whom are attending college.

Mr. Timothy D. Birtsas, 48, Director and Executive Vice President of Business Development, is perhaps best known as a 6'7 southpaw pitcher whose Major League career spanned from 1985 to 1990. After retiring from professional baseball in 1993, Mr. Birtsas formed the RBI Companies, a business group specializing in real estate investments, management, historical preservation and sensible development. A leader in preserving Springfield Township's historical landmarks and environmentally sensitive areas, he also has successfully completed new developments and renovations in the historical districts of two neighboring communities. A 1978 graduate of Clarkston H.S., Mr. Birtsas attended Michigan State University on a baseball scholarship from 1979 to 1982, majoring in Recreation and Youth Leadership

Carol Ann Arvan, 52, Director and Secretary, is the business manager for FX Architecture LLC, Royal Oak, Michigan, bringing to the firm more than 20 years of commercial real estate lending, relationship management and investment banking experience. A native of southeast Georgia, Ms. Arvan is a Phi Beta Kappa graduate of the

University of Georgia Honors Program with a B.A. in Historic Preservation and earned her master's from the School of Architecture at Columbia University.

As stated above, the Articles and Bylaws provide that the Company's directors are divided into three classes, as nearly equal in number as reasonably possible. The first class consists of Robert A. Hilliard, Timothy L. Nick, and Othman Kardry. The second class consists of Peter Comstock Riley and Steve Wylie. The third class consists of Timothy D. Birtsas and Carol Ann Arvan.

Eric Coleman, 39, Team Manager and Director of Player Development. On January 20, 2008, the Company entered into an employment contract with Eric Coleman to serve as the Manager & Director of Player Development for the Company's team. The term of the contract is for the 2008 and 2009 seasons with 2 one-year mutual options for the 2010 and 2011 seasons. Mr. Coleman's compensation package includes a base salary, performance bonuses, and an indirect interest in the Company, which vests upon his return to the Company's team for the 2009 season.

Statement Concerning Director and Officer Independence and Compensation

The foregoing directors have been nominated by the incorporator of the Company and approved by a majority vote of the existing shareholders. The officers have been appointed by the majority vote of the board of directors. No consideration has been given or promised to any directors or officers in exchange for his or her nomination or election. The Company does not have a compensation committee and no decisions regarding compensation of directors or officers, other than those disclosed herein, of the Company have been made. Its is anticipated that only disinterested Board members will participate in compensation decisions regarding officers and directors.

According to the Company's Bylaws, future nominations for directors may be made by the board of directors, a proxy committee appointed by the board or any shareholder of the Company entitled to vote upon the election of directors.

REMUNERATION OF OFFICERS AND DIRECTORS

During the fiscal year ended December 31, 2008, the Company operated with one executive officer, Robert A. Hilliard, and no directors. Mr. Hilliard did not receive any compensation from the Company for his services during this period. Mr. Hilliard has not been awarded equity interests in the Company in exchange for his services and did not have any outstanding equity awards at the close of the fiscal year ended December 31, 2008. However, Mr. Hilliard is a member and manager of Ride the Wave Indy Baseball, LLC, which was granted 5.0 units of Partnership interest, or 22,910 shares of common stock, in exchange for its efforts as former general partner of the Partnership.

Mr. Hilliard and the Company entered into an employment agreement on July 20, 2008, whereby Mr. Hilliard was to earn $36,000 per year from October 1, 2008 through September 30, 2011, to serve as the President and Chief Operating Officer of the Oakland County Cruisers. Mr. Hilliard waived any compensation from the Company during 2008 and began receiving his salary of $3,000 per month for services rendered after January 1,

2009. The employment contract also provides for 100% employer-paid health insurance and 50% employer-paid coverage for employee's spouse and eligible dependents. However, Mr. Hilliard has, at present, waived provision of these health benefits.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth certain information regarding the current ownership of our voting securities with respect to each director and executive officer, all officers and directors as a group, and any person who is known by us to be a record owner of more than ten 10% of our capital stock. It is unknown whether any of the persons listed below will purchase Shares in the offering.

Title of Class	Owner's Name and Address	Amount Prior to Offering	Percentage of Class
Common Stock	Robert A. Hilliard, Director, President, CEO, COO 4976 Spring Meadow Drive Clarkston, Michigan 48348	10,538.60[1]	3.9%
Common Stock	Timothy D. Birtsas, Director and Executive Vice President P.O. Box 96 Clarkston, Michigan 48347	0[2]	0%
Common Stock	Carol Ann Arvan, Director and Secretary 326 East 5th Street Royal Oak, Michigan 48067	0[3]	0%
Common Stock	Steve Wylie, Director, CFO and Treasurer 6065 Middle Lake Road Clarkston, Michigan 48346	9,164.00	3.4%
Common Stock	Timothy L. Nick, Director and Vice President 30 Dover Road Waterford Township, Michigan 48328	595.66[4]	.02%
Common Stock	Dr. Othman Kadry, Director 263 Pine Ridge Drive Bloomfield Hills, Michigan 48304	0[5]	0%
Common Stock	Peter Comstock Riley, Director and	9,164.00	3.4%

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[1] Mr. Hilliard is also the manager and a member of Ride the Wave Indy Baseball, LLC, which owns 22,910 shares, or 8.5%, of the common stock of the Company.

[2] Mr. Birtsas is also member of Ride the Wave Indy Baseball, LLC.

[3] Ms. Arvan and her husband own FX Architecture, LLC which owns 4,582 shares, or 1.7% of the common stock of the Company.

[4] Mr. Nick is also a member of Ride the Wave Indy Baseball, LLC.

[5] Dr. Kadry owns Summit North Investments, LLC and Summit West Investments, LLC, which collectively own 36,656 shares, or 13.6%, of the common stock of the Company. He is also a member of Ride the Wave Indy Baseball, LLC.

	Vice President 772 Lakeland Street Grosse Point, Michigan 48230		
Common Stock	All directors and officers as a group (7 persons)	29,462.26	10.9%
Common Stock	Timana, LLC 12121 Wilshire Blvd. Suite 1400, Los Angeles, CA 90025	76,908.87	29%
Common Stock	Summit West Investments 263 Pine Ridge Drive Bloomfield Hills, Michigan 48304	27,492.00	10.2%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The ownership, operation and management of the Company may involve potential conflicts of interest, including the arrangements, transactions and relationships described below. The Company believes that none of the transactions described below, nor any future transaction between the Company and affiliated or related persons were, or will be, on terms more favorable to the affiliated or related party than that which could be obtained in an arm's length transaction with an unaffiliated or unrelated party.

Acquisition of Site of Future Stadium. Pursuant to the terms and conditions of the Purchase and Sale Agreement and Escrow Instructions, dated October 3, 2007 (the "Real Estate Purchase Agreement"), between the Company and Timana, LLC ("Timana"), the Company acquired an 11.201-acre parcel of real property located at the northwest corner of Summit Drive and Mall Drive East in Waterford Michigan in July 2008, upon which it intends to construct a baseball stadium. The purchase price for such real property was $1,678,500, and was paid as follows: (i) $90,000 in cash, (ii) a promissory note in the original principal amount of $749,250, which bears interest at the rate 7% per annum and has a maturity date of May 1, 2018, and (iii) 79,908.87 Units of the limited partnership interests of the Partnership (now 76,908.87 shares of common stock in the Company) which the parties agreed had a transaction value of $839,250 (or $50,000 per unit). Timana currently holds 29% of the outstanding shares of common stock of the Company. Pursuant to the terms of the Real Estate Purchase Agreement, the Company is prohibited from transferring the real property without the consent of Timana.

In addition, Timana owned commercial real property that is adjacent to the parcel acquired by the Company for the baseball stadium. Recognizing that the parcel acquired by the Company would be insufficient to satisfy all of its parking needs, Timana and the Company entered into a Non-Exclusive Reciprocal Easement for Shared Parking, Ingress & Egress, Signage & Utility Access (the "Shared Parking Agreement"), pursuant to which the parties agreed, among other things, that the Company could use the adjacent parcel for additional parking. The Shared Parking Agreement outlines how Timana and the Company agreed to share the costs of maintaining and operating the parking areas.

Concession Services Contract. On February 21, 2008, the Company entered into a Concession Services Contract with V/Gladieux Enterprises, Inc. ("V/Gladieux").

The term of the contract commences on May 1, 2009 and continues through April 30, 2016. Upon mutual agreement, the term may be extended for up to 3 additional one year periods. Pursuant to the terms of the contract, the Company granted V/Gladieux the exclusive right to furnish and operate all food and beverage concessions in the areas within, and proximate to, the stadium for all events sponsored by the Company. The Company is entitled to a percentage of V/Gladieux's gross receipts from concessions sales, and catering, picnics and suites. If the contract is terminated for any reason (other than a breach of contract by V/Gladieux) during the initial seven year term, the Company agreed to pay V/Gladieux the un-depreciated amount of V/Gladieux's total investment in the new equipment installed in the stadium; provided, however, V/Gladieux's total investment in new equipment can not exceed $250,000. V/Gladieux owns 22,910.00 shares (8.5%) of the common stock of the Company.

Preconstruction Skybox Lease Commitment. On February 21, 2008, the Company entered into a Preconstruction Skybox Lease Commitment with V/Gladieux for a one-half share of one of seven skyboxes at the stadium. The term of the agreement is for seven years, beginning at the start of the 2009 season and concluding at the end of the 2015 season. The lease is not assignable by V/Gladieux unless all skyboxes are under lease and the new lessee is approved by the Company.

Oakland County Cruisers Baseball Academy. On May 29, 2008, the Company entered into a Commercial Lease with Summit West Investments, LLC for the purpose of using the leased premises, which are located at 277 Summit Drive, Waterford, Michigan, as a baseball academy and sporting goods store. The term of the lease commenced on June, 1, 2008 and terminates on May 31, 2018. Summit West Investments, LLC currently holds 27,492 shares (10.2%) of common stock in the Company and its principal, Dr. Othman Kadry is a member of the Company's Board of Directors.

Pursuant to the terms of a letter agreement, dated October 24, 2008, the Company awarded Ross Homes, Inc. with a contact to furnish the materials and labor required to renovate such leased premises for $222,900. Mr. Pat Ross, a principal of Ross Homes, Inc., owns 9.164 shares (3%) of common stock in the Company.

Unsecured Advances. Robert Hilliard, Director and President, has advanced approximately $250,000 to the Company from his personal credit card accounts, virtually all of which has been used to fund ongoing operations. The Company is repaying these accounts directly to the credit card lenders and Mr. Hilliard is receiving no interest payments or other compensation for these unsecured advances.

Employment Contract with Robert Hilliard. On July 20, 2008, the Company entered into an employment agreement with Robert Hilliard, pursuant to which Mr. Hilliard serves as President and Chief Operating Officer. Mr. Hilliard's compensation package includes a base salary of $3,000 per month, and certain other standard employee benefits for an employee with his responsibilities. Mr. Hilliard refused all compensation in 2008, and began receiving compensation benefits after January 1, 2009. SEE "REMUNERATION OF OFFICERS AND DIRECTORS". The agreement is scheduled to expire according to its terms on September 30, 2011. Mr. Hilliard owns directly owns

10,538.60 shares, or 3.9%, of the common stock in the Company. He is also a member and manager of Ride the Wave Indy Baseball, LLC, which owns 22,910 shares, or 8.5%, of the of the common stock in the Company He is also a member of the Board of Directors.

Employment Contract with Manager & Director of Player Development. On January 20, 2008, the Company entered into an employment contract with Eric Coleman to serve as the Manager & Director of Player Development for the Company's team. The term of the contract is for the 2008 and 2009 seasons with 2 one-year mutual options for the 2010 and 2011 seasons. Mr. Coleman's compensation package includes a base salary, performance bonuses, and an indirect interest in the Company, which vests upon his return to the Company's team for the 2009 season.

Independent Contractor Agreement with Timothy Birtsas. On March 9, 2009, the company entered into a one-year contract with Mr. Birtsas to serve as Executive Vice President of Business Development. The contract provides for $24,000 in annual compensation, plus commissions on ticket and sponsorship sales. Mr. Birtsas is also a Director of the Company.

Line of Credit Extended by Kadry Property Management, LLC. On November 11, 2008, the Company executed and delivered a line of credit promissory note in the face amount of $350,000 for the benefit of Kadry Property Management, LLC, a Michigan limited liability company ("KPM"). Amounts advanced by KPM accrue interest at the rate 8% per annum. The entire principal balance, plus all accrued and unpaid interest, under the promissory note is due and payable no later than July 31, 2009. KPM is affiliated with Summit West Investments, LLC, Summit North Investments, LLC, which own Shares in the Company, through Dr. Othman Kadry. The promissory note is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

DETERMINATION OF OFFERING PRICE

We arbitrarily determined the Offering price of our Shares. We believe the Offering price per Share reflects the business potential and earnings prospects of the Company, the relationship of these factors to comparable companies, the consideration of the market value of comparable companies, and the condition of the securities markets and the domestic economy as a whole. Since these factors are highly subjective, our Offering price does not necessarily reflect or relate to our assets, actual book value or financial condition, and may not, in fact, be indicative of the actual value of the Company.

PLAN OF DISTRIBUTION

We are offering Shares in the Company in Units of 100 Shares each at a purchase price of $10 per Share. The Minimum Offering is 125,000 Shares (an aggregate Offering value of $1,250,000) and the Maximum Offering is 500,000 Shares (an aggregate Offering value of $5,000,000). Pursuant to Regulation A of the Securities Act of 1933, as amended, we have filed an Offering Statement with the SEC. Regulation A exempts us from filing a registration statement with the SEC if certain conditions are met. Our offering is also being registered in the State of Michigan. Our offering is not limited to any special group within the above states and the Shares will not be subject to any restrictions on transferability (unless the Shares are purchased by our affiliates, such as our officers, directors or principal shareholders, in which case restrictions will apply).

Our Shares will be offered and sold directly by the Company. The officers and key employees of the company who will be responsible for selling the Shares are Mr. Robert Hilliard, President, Mr. Timothy Birtsas, Executive Vice President, Mr. Timothy Nick, Vice President, Mr. Peter Comstock Riley, Vice President, Carol Ann Arvan, Secretary, and Steve Wylie, CFO and Treasurer. The Company has reserved the right to offer the Shares, in whole or in part, through FINRA member broker-dealers, or other persons to whom payment of commissions or fees is permitted under applicable laws, for a commission of up to 8% of the purchase price of the Shares sold (plus a customary non-accountable expense allowance). Our officers and key employees, however, will not receive any commissions or other form of remuneration in connection with the offer and sale of our Shares. No broker or dealer has been retained as placement agent or is under any obligation to purchase any Shares. None of such broker-dealers, if utilized by the Company, will be beneficial holders of Shares of the Company or serve as officers of he Company.

The Company intends to contact prospective investors by publicizing the Offering through newspaper and magazine advertisements, media coverage and the Internet. All such publications will invite persons interested in the Offering to obtain a copy of the Offering Circular by contacting the Company or downloading it from our corporate web site at: www.cruisersbaseball.com. In addition, the Company may contact potential investors by direct mail or electronic solicitation.

To subscribe for Shares, each prospective investor must complete, date, execute and deliver a Subscription Agreement and must pay the purchase price for the Shares subscribed for by check payable to "JP Morgan Chase Bank, N.A., Escrow Agent" A copy of the form of Subscription Agreement is attached to this Offering Circular as Exhibit B.

All funds paid by investors will be deposited into an escrow account to be established by Company with JP Morgan Chase Bank, N.A, Waterford, Michigan. The escrow agent will invest the deposits in short-term, investment grade, interest-bearing securities. The escrow account will be distributed to the Company when subscription proceeds for the Minimum Offering have been received. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular), the Offering will be terminated and all funds will be promptly returned to investors, together with any interest earned thereon.

Each prospective investor and his or her advisor may inquire about any aspect of this offering. We will answer all inquiries concerning the offering, including background information on our management and our operation and management of our business. Prospective investors and their advisors will be afforded the opportunity to obtain additional information to the extent we possess such information or can acquire it without unreasonable effort or expense.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock is a summary only and is subject to the more complete terms contained in our Articles of Incorporation and Bylaws, copies of which may be obtained upon request.

Common Stock

We are presently authorized to issue up to 1,000,000 shares of no par value common stock. To date, we have issued 269,123.77 shares to 26 holders of record. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote or for action by shareholders. Subject to preferences that may in the future become applicable to any outstanding senior class of securities, such as the Shares, the holders of common stock are entitled to ratably receive dividends declared by our Board of Directors out of legally available funds. Holders of our common stock have no preemptive, redemption, conversion or similar rights. All of our issued and outstanding shares of common stock are fully paid and nonassessable.

Shares of Preferred Stock

The Articles also authorize 100,000 shares of preferred stock. While there are no present plans to do so, the preferred stock may be issued by the Company's Board of Directors in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Company's Board of Directors.

Advantages. The authorization of preferred stock provides the Company with greater flexibility in structuring capital raising transactions. Being able to issue preferred stock without shareholder approval also enables the Board of Directors to engage in financing transactions that take full advantage of changing market conditions and equity financing requirements with little or no delay.

Disadvantages. Until the Board of Directors authorizes the issuance and determines the rights of any series of preferred stock, it is not possible to state the precise disadvantages, if any, that the issuance of such series might have on the holders of the Company's common stock; however, potential disadvantages could include (a) a reduction in the cash surplus available for the payment of dividends on shares of common stock if dividends on the preferred stock are cumulative and in arrears and (b) limitations on the rights of holders of common stock to receive distributions of the Company's assets upon a liquidation of the Company until satisfaction of any liquidation preference granted to holders of preferred stock and other secured creditors.

LEGAL PROCEEDINGS

As of the date of Offering Circular, the Company is not presently involved in any pending or threatened litigation or other legal proceedings, nor, to the best of the our knowledge, are any such proceedings threatened or contemplated.

LEGAL MATTERS

The validity of the issuance of our Shares and certain other legal matters will be passed upon for the Company by Dickinson Wright PLLC.

NO INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Our financial statements as of December 31, 2008, appearing in this Offering Circular have been prepared and compiled by management in accordance with generally accepted accounting principals, but and have not been independently reviewed, examined or reported on by an independent public accounting firm.

ADDITIONAL INFORMATION

We will make available to any prospective investors the opportunity to ask questions of and receive answers concerning the terms and conditions of this Offering. Additional information or documents will be available for inspection by any prospective investor upon reasonable request to the extent we possess such information or can acquire such information without unreasonable effort or expense. We intend to furnish shareholders with quarterly and annual reports. We are presently not a reporting company within the meaning of the Securities Exchange Act of 1934, as amended, nor do we expect that we will become a reporting company immediately following the completion of this Offering. However, in the event we become a reporting company due to, among other reasons, the listing of our securities on an established securities exchange, the reports and other information filed by the Company may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (the "Commission") in Washington, D.C. and at some of its regional offices, including the Midwest Regional Office at Citicorp Center, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such filed material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Inquiries regarding this Offering Circular should be directed to the Company at Diamond Heroes of Southeast Michigan, Inc., 277 Summit Drive, Waterford, Michigan 48328, telephone (248) 681-0700.

We have filed with the Commission an Offering Statement on Form 1-A (together with any amendments or supplements thereto, the "Offering Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Offering Circular does not contain all of the information set forth in the Offering Statement. Such additional information may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Statements contained in this Offering Circular as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Offering Statement, each such statement being qualified in all respects by such reference. Copies of reports and other information regarding companies that file electronically are available on the Commission's web site at www.sec.gov.

EXHIBIT A

UNAUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S CERTIFICATION REGARDING INCOME STATEMENT

In the opinion of Management, all adjustments necessary for a fair statement of results in the attached Income Statement have been included.

Baseball Heroes of Oakland County, L.P.

By: ____________________________

Robert A. Hilliard
Manager

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

BALANCE SHEET
12/31/2008

ASSETS

CURRENT ASSETS	
Cash, including cash equivalents	$ 20,687
Accounts receivable	396
Subscription receivable	200
Due from related entities	5,318
Inventory	1,074
Deposit	12,500
TOTAL CURRENT ASSETS	40,175
LAND, BUILDINGS AND EQUIPMENT	
Land	1,686,418
Midwest Sliders baseball team franchise	830,000
Stadium development costs	557,154
Computer software	212
Furniture and equipment	7,913
Other depreciable property	80,315
Vehicles	37,600
	3,199,612
Less accumulated depreciation	27,441
	3,172,171
INTANGIBLE & OTHER ASSETS	
Organization and conversion costs	292,675
Trademark, marketing and other intangible assets	31,345
	324,020
Less accumulated amortization	11,441
	312,579
	$ 3,524,925

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 234,484
Credit cards payable	247,023
Due to related entities	3,168
Short term notes payable	214,835
Payroll taxes and withholdings	1,606
Deferred revenue	17,892
Current portion of long term debt	155,071
TOTAL CURRENT LIABILITIES	874,079
LONG TERM DEBT	
Long term debt net of current portion	697,927
Deposits	7,000
	704,927
PARTNERS' EQUITY	1,945,919
	$ 3,524,925

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

STATEMENT OF INCOME AND PARTNERS' EQUITY
Year ended December 31, 2008

NET SALES	$ 178,520
COST OF SALES	20,176
GROSS MARGIN	158,344
OTHER OPERATING INCOME	-
INCOME BEFORE OPERATING EXPENSES	158,344
OPERATING EXPENSES	544,616
INCOME (LOSS) FROM OPERATIONS	(386,272)
OTHER INCOME (EXPENSE)	(32,059)
NET INCOME (LOSS)	(418,331)
PARTNERS' EQUITY (DEFICIENCY), BEGINNING OF YEAR	-
PARTNERS' CAPITAL CONTRIBUTIONS	2,936,750
PARTNERS' CAPITAL CONTRIBTION RECEIVABLE	(572,500)
PARTNERS' EQUITY (DEFICIENCY), ENDING OF YEAR	$ 1,945,919

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS
Year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (418,331)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	38,882
Change in assets and liabilities	
Increase in inventory	(1,074)
Increase in deposits	(12,500)
Increase in accounts payable and accrued expenses	236,090
Increase in credit card payable	247,023
Increase in tenant security deposits	7,000
Increase in deferred income	17,892
NET CASH PROVIDED BY OPERATING ACTIVITIES	114,982
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of land, buildings and leasehold improvements	(2,207,012)
Purchase of vehicle	(37,600)
Purchase of intangible assets	(1,029,020)
Increase in notes and subscription receivable	(5,914)
NET CASH USED IN INVESTING ACTIVITIES	(3,279,546)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from mortgages and other notes payable obligations	886,850
Payment on long term debt	(33,852)
Increase in partner contributions	2,114,250
Increase in short term notes payable	218,003
NET CASH USED IN FINANCING ACTIVITIES	3,185,251
NET INCREASE IN CASH AND CASH EQUIVALENTS	20,687
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,687
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 32,189

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

SCHEDULE I - DIVISION OF EQUITY

	Units	Percentage	Contribution	Net Income (Loss)	Distributions	Ending Balance 12/31/2008
PARTNERS CAPITAL RECEIVED						
"Ride The Wave" Indy Baseball, LLC	5.000	10.574178%	$ 250,000	$ (44,234)	$ -	$ 205,766
Timana, LLC	16.785	35.497515%	839,250	(148,497)	-	690,753
Summit West Investments,	3.990	8.438194%	199,500	(35,300)	-	164,200
Robert A. Hilliard	2.300	4.864122%	115,000	(20,348)	-	94,652
Steve Wylie	2.000	4.229671%	100,000	(17,694)	-	82,306
Peter C. Riley	2.000	4.229671%	100,000	(17,694)	-	82,306
J&D Equities, LLC	1.110	2.347467%	55,500	(9,820)	-	45,680
Timothy L. Nick	0.130	0.274929%	6,500	(1,150)	-	5,350
Joe Dietz	1.000	2.114836%	50,000	(8,847)	-	41,153
FX Architecture, LLC	0.800	1.691868%	40,000	(7,078)	-	32,922
George Shaieb	2.000	4.229671%	100,000	(17,694)	-	82,306
Team Shaieb, LLC	0.600	1.268901%	30,000	(5,308)	-	24,692
Summit North Investments	2.000	4.229671%	100,000	(17,694)	-	82,306
Dr. Alvin Hollenberg	0.600	1.268901%	30,000	(5,308)	-	24,692
ODK Investments, LLC	0.500	1.057418%	25,000	(4,424)	-	20,576
More Baseball Heroes of Oakland County, LLC	2.020	4.271968%	101,000	(17,871)	-	- 83,129
Caryl R. Hilliard	0.500	1.057418%	25,000	(4,424)	-	20,576
Michael Duff	0.250	0.528709%	12,500	(2,212)	-	10,288
Nowak & Fraus, LLC	0.200	0.422967%	10,000	(1,769)	-	8,231
Judge Richard Kuhn	1.000	2.114836%	50,000	(8,847)	-	41,153
Warpat	2.000	4.229671%	100,000	(17,694)	-	82,306
Betty L. Schuster	0.500	1.057418%	25,000	(4,424)	-	20,576
	47.285	100.000000%	$ 2,364,250	$ (418,331)	$ -	$ 1,945,919
PARTNERS CAPITAL SUBSCRIBED						
Summit West Investments,	2.010		100,500	-		100,500
FX Architecture, LLC	0.200		10,000	-		10,000
McCarthy & Smith, Inc.	1.000		50,000	-		50,000
Hoffman Brothers	2.000		100,000	-		100,000
More Baseball Heroes of Oakland County, LLC	0.740		37,000	-		37,000
V/Gladieux Enterprises, Inc	5.000		250,000	-		250,000
Bill Flavin	0.500		25,000	-		25,000
	11.450		572,500	-		572,500
	58.735		$ 2,936,750	$ (418,331)		$ 2,518,419

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

SCHEDULE II - STATEMENTS OF REVENUES AND EXPENSES
Year ended December 31, 2008

	Baseball Heroes Sports Apparel	Midwest Sliders Baseball Team	General and Administrativ	Total
NET SALES	$ 178,520	$ -	$ -	$ 178,520
COST OF SALES	20,176	-	-	20,176
GROSS MARGIN (LOSS)	158,344	-	-	158,344
OTHER OPERATING INCOME	-	-	-	-
EARNINGS (LOSS) BEFORE OPERATING EXPENSES	158,344	-	-	158,344
OPERATING EXPENSES				
League expenses	-	24,265	-	24,265
Team personnel	-	150,978	-	150,978
Team training	-	7,743	-	7,743
Uniforms & equipment	-	20,985	-	20,985
Travel & accommodations	-	142,989	-	142,989
Facility rent	-	1,000	-	1,000
Facility property taxes	-	26,344	-	26,344
Administrative personnel	-	-	51,763	51,763
Repairs & maintenance	-	-	213	213
Rent	-	-	12,000	12,000
Depreciation	-	-	27,441	27,441
Amortization	-	-	11,441	11,441
Legal & professional	-	-	18,890	18,890
Automobile	-	-	4,821	4,821
Office expense	-	-	17,823	17,823
Charitable contributions	-	-	350	350
Advertising & marketing	-	-	25,570	25,570
	-	374,304	170,312	544,616
EARNINGS (LOSS) FROM OPERATIONS	158,344	(374,304)	(170,312)	(386,272)
OTHER INCOME (EXPENSE)				
Interest income	-	-	5,308	5,308
Interest expense	-	-	(37,367)	(37,367)
	-	-	(32,059)	(32,059)
NET INCOME (LOSS)	$ 158,344	$ (374,304)	$ (202,371)	$ (418,331)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Nature of Operations

Serving the southeast Michigan market, the Partnership is organized as a limited partnership and is owner of a Frontier League independent professional baseball team which it currently operates in Ypsilanti, MI, and operates an indoor baseball instructional facility located in the Charter Township of Waterford.

Basis of Accounting

The Partnership is presenting its financial statement for the fiscal year ended December 31, 2008, in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to prepare estimates and make assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Partnership's checking and cash on hand represent the only cash or cash equivalents held by the Partnership and are deemed to be cash for the purposes of the statement of cash flows. Cash equivalents would include time deposits, certificates of deposit, money market funds and all highly liquid debt instruments with original maturities of three months or less.

The Partnership has set up an attorney's escrow account at Fifth Third Bank for refundable deposits on season ticket, partial-season ticket and corporate sponsor packages to the Oakland County Cruisers at the as-yet-to-be-constructed Diamond at The Summit. As of December 31, 2008, total deposits $4,505.

Accounts Receivable

Management uses the direct write-off method for bad debts which is not materially different than bad debts computed under generally accepted accounting principles. Bad debts are charged to expense when the determination of uncollectibility is made.

For the fiscal year ended December 31, 2008, there was no bad debt expense.

NOTE B – INVENTORIES

Inventory

Inventory, which consists of sports apparel and sporting goods, is stated at the lower of cost or market, with *cost* determined on a first-in, first-out (FIFO) basis and *market* based on the lower of cost or realizable value.

Property and Equipment

The Partnership records property and equipment at cost. Property and equipment acquired during the fiscal year ended December 31, 2008, are being amortized using rates provided by the Modified Accelerated Cost Recovery System (MACRS) as indicated in the Internal Revenue Code of 1986, the effect of which on net income (loss) is not materially different from depreciation computed under generally accepted accounting principles.

Equipment and improvements are recorded at cost. Assets are depreciated using accelerated methods of depreciation over their estimated useful lives. Additions and improvements are capitalized and ordinary maintenance and repair expenses are charged against income in the year incurred.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. For the year ended December 31, 2008, such costs totaled $25,570.00.

Income Taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because partners are taxed individually on their share of Partnership earnings. The Company records sales and cost of sales on a modified percentage of completion method based on actual costs incurred and actual billings to customers.

Due From Affiliates

The Company has a due from partners of $1,670. The Company has a due to partners of $3,168.

NOTE C – PROMISSORY NOTES PAYABLE

Unsecured Notes Payable

Promissory notes payable consist of the following at December 31, 2008:	**Dec. 31, 2008**
Unsecured 180-day promissory notes bearing interest at an accrued rate of eight per cent (8%) per annum until maturity and eleven per cent (11%) per annum thereafter.	$ 34,738

Unsecured 180-day promissory notes to limited partners bearing interest at an accrued rate of eight per cent (8%) per annum until maturity and eleven per cent (11%) per annum thereafter.	$180,097
	$ 214,835

NOTE D – LONG-TERM DEBT

Long-term debt consists of the following:

Timana, LLC, a limited partner, secured promissory note bearing interest at the rate of seven per cent (7%) per annum, payable on the 19th of each month during the term through September of 2018.	$ 731,783
Clarkston State Bank loan at nine per cent (9%) for team motor coach through May of 2013.	26,215
Kadry Property Management, LLC, secured promissory note bearing interest at the rate of eight per cent (8%) per annum, due on or before July 31, 2009, with accrued interest payable on the 20th of each month during the term.	95,000
	$ 852,998
Less current Payment	155,071
	$ 697,927

The approximate maturities of long-term debt during the next 5 years ending December 31 and in total are as follows:

2009	$ 155,071
2010	64,524
2011	69,310
2012	74,454
2013	75,443
Thereafter	414,196
	$852,998

-

NOTE E – LEASE COMMITMENTS

Oestrike Stadium

The Partnership has entered into a one-year agreement with Eastern Michigan University to lease Oestrike Stadium for the purpose of having the Midwest Sliders of Ypsilanti conduct Spring Training as well as its 45 regularly scheduled home games (plus playoff games, if necessary) for the 2009 Frontier League season. Rental fee is $43,968.

Retail Space at 277 Summit Drive

The Partnership has entered into a 10-year agreement with Summit West Investments to lease 14, 567 sq. ft. for its Oakland County Cruisers Baseball Academy. Although the lease commences on March 1, 2009, the initial payment is not until July 1, 2009. Thereafter, monthly payments (which include cam charges) are as follows:

July 1 thru December 31, 2009 - $12,146	2014 - $15,576
2010 - $13,146	2015 - $17,530
2011 - $15,576	2016 - $17,530
2012 - $15,576	2017 - $17,530
2013 - $15,576	2018 - $17,530

NOTE F – AFFILIATED AND RELATED PARTY TRANSACTIONS

Acquisition of Future Stadium Site

As a result of a transaction dated August 19, 2008 between Baseball Heroes of Oakland County, LP (the Partnership), and Timana LLC (Timana), the Company now holds title to an 11.201-acre parcel of real property located at the northwest corner of Summit Drive and Mall Drive East in Waterford, MI upon which it intends to construct the Summit Diamond Sports & Entertainment Activities Center. The purchase price for such real property was $1,678,500 and was paid as follows: (i) $90,000 in cash, (ii) a promissory note in the original principal amount of $749,250 which bears interest at the rate of seven per cent (7%) per annum and has a maturity date of May 1, 2018, and (iii) 16.785 Limited Partner Units in the Partnership which the parties agreed had a transaction value of $839,250 (or $50,000 per Unit).

Upon completion of the conversion of the Partnership into the Company, (a) the Partnership conveyed the real property to the Company, (b) the Company assumed the Partnership's obligations under the promissory note and (c) Timana exchanged its Units for shares of the common stock of the Company. Pursuant to terms of the Real Estate Purchase Agreement, Timana approved transfer of the real property from the Partnership to the Company.

Additionally, Timana is owner of commercial real property adjacent to the parcel acquired by the Partnership for the baseball stadium. Recognizing that the parcel would be insufficient to satisfy all parking needs, Timana and the Partnership entered into a non-exclusive reciprocal easement for shared parking, ingress and egress, signage & utility access (the "Shared Parking Agreement"). The Shared Parking Agreement outlines how Timana and the Partnership agreed to share the costs of maintaining and operating the parking areas. As part of the conversion, the Company has assumed the Partnership's obligations under this Shared Parking Agreement.

Concession Services Contract

On February 21, 2008, the Partnership entered into a Concession Services Contract with V/Gladieux Enterprises, Inc. ("V/Gladieux"). The term of the contract commences on May 1, 2009 and continues through April 30, 2016. Upon mutual agreement, the term may be extended for up to 3 additional one-year periods. Pursuant to terms of the contract, the Partnership granted V/Gladieux the exclusive right to furnish and operate all food and beverage concessions in the areas within, and proximate to, the stadium for all events sponsored by the Partnership. The Partnership is entitled to a percentage of V/Gladieux's gross receipts from main and portable concession stands, suite catering, beer garden and picnic area sales. If the contract is terminated for any reason (other than a breach of contract by V/Gladieux) during the initial seven-year term, the Partnership agreed to pay V/Gladieux the un-depreciated amount of V/Gladieux's total investment in the new equipment installed in the stadium; provided, however, V/Gladieux's total investment in new equipment cannot exceed $250,000. Following the Conversion, V/Gladieux would own shares of common stock of the Company. As part of the Conversion, the Company has assumed the Partnership's obligations under this contract.

Preconstruction Skybox Lease Commitment

On February 21, 2008, the Partnership entered into a Preconstruction Skybox Lease Commitment with V/Gladieux for a one-half share of one of seven skyboxes at the stadium. The term of the agreement is for seven years, beginning at the start of the 2009 season and concluding at the end of the 2015 season. The lease is not assignable by V/Gladieux unless all skyboxes are under lease and the new lessee is approved by the Partnership. As part of the Conversion, the Company assumed the Partnership's obligations under this contract.

Oakland County Cruisers Baseball Academy

On May 29, 2008, the Partnership entered into a Commercial Lease with Summit West Investments, LLC for the purpose of using the leased premises located at 277 Summit Drive, Waterford, Michigan, as a baseball academy and sporting goods store. By terms of an amended agreement, the lease commences on July 1, 2009 and terminates on June 30, 2019. Summit West Investments, LLC currently holds 27,492 shares of common stock in the Company. As part of the conversion, the Company assumed the Partnership's obligations under this lease agreement.

Pursuant to the terms of a letter agreement, dated October 24, 2008, the Partnership awarded Ross Homes, Inc. with a contract to furnish the materials and labor required to renovate such leased premises for $222,900. Mr. Pat Ross, a principal of Ross Homes, Inc., owns 9,164 shares of common stock in the Company. As part of the conversion, the Corporation assumed the Partnership's obligations under this letter agreement.

Commercial Insurance Coverages

The Partnership carries the bulk of its commercial insurance coverages with The Huttenlocher Group whose principals, Jim and Dave Huttenlocher, hold 1.11 LP Units in the Partnership through J&D Equities, LLC.

"Ride The Wave" Indy Baseball, LLC

"Ride The Wave" Indy Baseball, LLC, is the General Partner of the Partnership. The General Partner has subordinated its rights, upon liquidation, to the limited partners' equity interests.

NOTE G – CONTINGENCIES

The Company carries general liability insurance in the amount of $2 million. As of December 31, 2008, there were no general liability claims outstanding.

NOTE H – SUBSEQUENT EVENT

Conversion and Pending Regulation A Transaction

At a special meeting held on March 10, 2009, the general and limited partners of Baseball Heroes of Oakland County, LP, approved the conversion of their Partnership into a Corporation.

MANAGEMENT'S CERTIFICATION REGARDING PRO FORMA INCOME STATEMENT

In the opinion of Management, all adjustments necessary for a fair statement of results in the attached Pro Forma Income Statement have been included.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
(Successor to Baseball Heroes of Oakland County, L.P.)

By: ______________________________
Robert A. Hilliard
President, Chief Executive Officer
and Chief Operating Officer

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

PRO FORMA BALANCE SHEET
12/31/2008

ASSETS

CURRENT ASSETS	
Cash, including cash equivalents	$ 20,687
Accounts receivable	396
Subscription receivable	200
Due from related entities	5,318
Inventory	1,074
Deposit	12,500
TOTAL CURRENT ASSETS	40,175
LAND, BUILDINGS AND EQUIPMENT	
Land	1,686,418
Midwest Sliders baseball team franchise	830,000
Stadium development costs	557,154
Computer software	212
Furniture and equipment	7,913
Other depreciable property	80,315
Vehicles	37,600
	3,199,612
Less accumulated depreciation	27,441
	3,172,171
INTANGIBLE & OTHER ASSETS	
Organization and conversion costs	292,675
Trademark, marketing and other intangible assets	31,345
	324,020
Less accumulated amortization	11,441
	312,579
	$ 3,524,925

LIABILITIES AND EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 234,484
Credit cards payable	247,023
Due to related entities	3,168
Short term notes payable	214,835
Payroll taxes and withholdings	1,606
Deferred revenue	17,892
Current portion of long term debt	155,071
TOTAL CURRENT LIABILITIES	874,079
LONG TERM DEBT	
Long term debt net of current portion	697,927
Deposits	7,000
	704,927
EQUITY	1,945,919
	$ 3,524,925

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

PRO FORMA STATEMENT OF INCOME AND EQUITY
Year ended December 31, 2008

NET SALES	$ 178,520
COST OF SALES	20,176
GROSS MARGIN	158,344
OTHER OPERATING INCOME	-
INCOME BEFORE OPERATING EXPENSES	158,344
OPERATING EXPENSES	544,616
INCOME (LOSS) FROM OPERATIONS	(386,272)
OTHER INCOME (EXPENSE)	(32,059)
NET INCOME (LOSS)	(418,331)
EQUITY (DEFICIENCY), BEGINNING OF YEAR	-
CAPITAL CONTRIBUTIONS	2,936,750
CAPITAL CONTRIBTION RECEIVABLE	(572,500)
EQUITY (DEFICIENCY), ENDING OF YEAR	$ 1,945,919

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

PRO FORMA STATEMENT OF CASH FLOWS
Year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (418,331)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	38,882
Change in assets and liabilities	
Increase in inventory	(1,074)
Increase in deposits	(12,500)
Increase in accounts payable and accrued expenses	236,090
Increase in credit card payable	247,023
Increase in tenant security deposits	7,000
Increase in deferred income	17,892
NET CASH PROVIDED BY OPERATING ACTIVITIES	114,982
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of land, buildings and leasehold improvements	(2,207,012)
Purchase of vehicle	(37,600)
Purchase of intangible assets	(1,029,020)
Increase in notes and subscription receivable	(5,914)
NET CASH USED IN INVESTING ACTIVITIES	(3,279,546)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from mortgages and other notes payable obligations	886,850
Payment on long term debt	(33,852)
Increase in partner contributions	2,114,250
Increase in short term notes payable	218,003
NET CASH USED IN FINANCING ACTIVITIES	3,185,251
NET INCREASE IN CASH AND CASH EQUIVALENTS	20,687
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,687
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 32,189

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

SCHEDULE I - DIVISION OF EQUITY

	Units	Percentage	Contribution	Net Income (Loss)	Distributions	Ending Balance 12/31/2008
CAPITAL RECEIVED						
"Ride The Wave" Indy Baseball, LLC	5.000	10.574178%	$ 250,000	$ (44,234)	$ -	$ 205,766
Timana, LLC	16.785	35.497515%	839,250	(148,497)	-	690,753
Summit West Investments,	3.990	8.438194%	199,500	(35,300)	-	164,200
Robert A. Hilliard	2.300	4.864122%	115,000	(20,348)	-	94,652
Steve Wylie	2.000	4.229671%	100,000	(17,694)	-	82,306
Peter C. Riley	2.000	4.229671%	100,000	(17,694)	-	82,306
J&D Equities, LLC	1.110	2.347467%	55,500	(9,820)	-	45,680
Timothy L. Nick	0.130	0.274929%	6,500	(1,150)	-	5,350
Joe Dietz	1.000	2.114836%	50,000	(8,847)	-	41,153
FX Architecture, LLC	0.800	1.691868%	40,000	(7,078)	-	32,922
George Shaieb	2.000	4.229671%	100,000	(17,694)	-	82,306
Team Shaieb, LLC	0.600	1.268901%	30,000	(5,308)	-	24,692
Summit North Investments.	2.000	4.229671%	100,000	(17,694)	-	82,306
Dr. Alvin Hollenberg	0.600	1.268901%	30,000	(5,308)	-	24,692
ODK Investments, LLC	0.500	1.057418%	25,000	(4,424)	-	20,576
More Baseball Heroes of Oakland County, LLC	2.020	4.271968%	101,000	(17,871)	-	- 83,129
Caryl R. Hilliard	0.500	1.057418%	25,000	(4,424)	-	20,576
Michael Duff	0.250	0.528709%	12,500	(2,212)	-	10,288
Nowak & Fraus, LLC	0.200	0.422967%	10,000	(1,769)	-	8,231
Judge Richard Kuhn	1.000	2.114836%	50,000	(8,847)	-	41,153
Warpat	2.000	4.229671%	100,000	(17,694)	-	82,306
Betty L. Schuster	0.500	1.057418%	25,000	(4,424)	-	20,576
	47.285	100.000000%	$ 2,364,250	$ (418,331)	$ -	$ 1,945,919
CAPITAL SUBSCRIBED						
Summit West Investments,	2.010		100,500	-		100,500
FX Architecture, LLC	0.200		10,000	-		10,000
McCarthy & Smith, Inc.	1.000		50,000	-		50,000
Hoffman Brothers	2.000		100,000	-		100,000
More Baseball Heroes of Oakland County, LLC	0.740		37,000	-		37,000
V/Gladieux Enterprises, Inc	5.000		250,000	-		250,000
Bill Flavin	0.500		25,000	-		25,000
	11.450		572,500	-		572,500
	58.735		$ 2,936,750	$ (418,331)		$ 2,518,419

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

SCHEDULE II - PRO FORMA STATEMENTS OF REVENUES AND EXPENSES
Year ended December 31, 2008

	Baseball Heroes Sports Apparel	Midwest Sliders Baseball Team	General and Administrativ	Total
NET SALES	$ 178,520	$ -	$ -	$ 178,520
COST OF SALES	20,176	-	-	20,176
GROSS MARGIN (LOSS)	158,344	-	-	158,344
OTHER OPERATING INCOME	-	-	-	-
EARNINGS (LOSS) BEFORE OPERATING EXPENSES	158,344	-	-	158,344
OPERATING EXPENSES				
League expenses	-	24,265	-	24,265
Team personnel	-	150,978	-	150,978
Team training	-	7,743	-	7,743
Uniforms & equipment	-	20,985	-	20,985
Travel & accommodations	-	142,989	-	142,989
Facility rent	-	1,000	-	1,000
Facility property taxes	-	26,344	-	26,344
Administrative personnel	-	-	51,763	51,763
Repairs & maintenance	-	-	213	213
Rent	-	-	12,000	12,000
Depreciation	-	-	27,441	27,441
Amortization	-	-	11,441	11,441
Legal & professional	-	-	18,890	18,890
Automobile	-	-	4,821	4,821
Office expense	-	-	17,823	17,823
Charitable contributions	-	-	350	350
Advertising & marketing	-	-	25,570	25,570
	-	374,304	170,312	544,616
EARNINGS (LOSS) FROM OPERATIONS	158,344	(374,304)	(170,312)	(386,272)
OTHER INCOME (EXPENSE)				
Interest income	-	-	5,308	5,308
Interest expense	-	-	(37,367)	(37,367)
	-	-	(32,059)	(32,059)
FEDERAL INCOME TAXES				$ -
NET INCOME (LOSS)	$ 158,344	$ (374,304)	$ (202,371)	$ (418,331)

EXHIBIT B

SUBSCRIPTION AGREEMENT

INVESTOR SUBSCRIPTION AGREEMENT

FOR

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

If you are interested in purchasing shares of common stock of Diamond Heroes of Southeast Michigan, Inc. (the "Shares"), you must complete and return this Subscription Agreement, along with a check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent," to:

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
Attn: Investor Relations

If and when accepted by Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Company"), this Subscription Agreement will constitute a subscription for shares of common stock, no par value per share, of the Company. The minimum investment is $1,000 (100 Shares). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided that the minimum subscription of one Unit is made.

Until a minimum of 125,000 Shares are sold in this Offering (the "Minimum Offering"), all funds paid by investors will be deposited into an escrow account to be established by Company with JPMorgan Chase Bank, N.A. (the "Escrow Agent") in accordance with the terms of the Escrow Agreement. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular, the Offering will be terminated and funds will be promptly returned to investors, together with any interest earned thereon; thereby revoking all prior acceptances of subscriptions, and this Subscription Agreement shall thereupon become null and void.

If this subscription is accepted, and provided that the Minimum Offering is achieved, the Company will return an accepted copy of the Subscription Agreement and the subscriber's stock certificate to the investor within 5 days of the Company's receipt of a Subscription Agreement accompanied by a check or money order for the purchase price.

Method of Payment: Check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent."

I hereby irrevocably tender this Subscription Agreement for the purchase of _______ Shares (100 Shares minimum in the initial subscription, increments of at least 50 Shares thereafter) at $10.00 per Share.

With this Subscription Agreement, I tender payment in the aggregate amount of $___________ ($10.00 per Share) for the Shares subscribed.

In connection with this investment in the Company, I represent and warrant as follows:

a. Prior to tendering payment of the Shares, I received and reviewed a copy of the Company's final Offering Circular dated __________, 2009.

b. I am a bona fide resident of the State of Michigan.

Please register the Shares which I am purchasing as follows:

Name: ____

Type of Ownership (check one):

______ Individual ______ Tenants-in-Common ______ Existing Partnership

______ Joint Tenants ______ Corporation ______ Trust

______ Limited Liability Company

______ Minor with adult custodian under the Uniform Gifts to Minors Act

Please register the Shares in the name of my Broker as follows (account reference):

____

For the person(s) or broker who will be registered shareholder(s):

______________________ Name	______________________ Telephone
______________________ Street Address	______________________ Social Security or Tax ID Number
______________________ City State Zip	
______________________ Signature	______________________ Date

Please indicate how you became aware of this stock offering: ______________________

ACCEPTED BY DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC

By: ______________________ Date: ______________________

Name: ______________________

Title: ______________________

ANNARBOR 37670-1 106350v3

PART III – EXHIBITS

Item 1. **Index to Exhibits**
Item 2. **Description of Exhibits**

Exhibit Number	Description
1	Underwriting Agreement -- Not Applicable
2	Charter and Bylaws
3	Instruments Defining the Rights of Security Holders – Form of Common Stock Certificate
4	Subscription Agreement
5	Voting Trust Agreement – Not Applicable
6	Material Contracts:

6.1 Promissory Note and Related Security Agreements between Company and Kadry Property Management, LLC dated November 11, 2008, for build-out of Baseball Academy

6.2 Promissory Note, Mortgage and Related Security Agreements between Company and Timana, LLC dated July 21, 2008, for purchase of Stadium property

6.3 Promissory Note and Related Security Agreements between Company and Clarkston State Bank dated May 13, 2008, for purchase of team's motor coach

6.4 Non-Exclusive Reciprocal Easement for Shared Parking, Ingress & Egress, Signage and Utility Access among Company, Timana, LLC and Charter Township of Waterford dated August 18, 2008, Liber 40661 Page 055, Oakland County Register of Deeds

6.5 Letter Agreement between Company and Ross Homes, Inc. dated October 24, 2008, for build-out of Baseball Academy

6.6 Concession Services Contract between V/Gladieux Enterprises, Inc. and the Company dated February 21, 2008

6.7 Commercial Lease for Baseball Academy among Summit West Investments, LLC, the Company and Ride the Wave Indy Baseball, LLC dated May 29, 2008

6.8 Employment Agreement between Robert Hilliard and the Company dated July 20, 2008

6.9 Employment Agreement between Eric Coleman and the Company dated January 20, 2008

6.10 Consulting Agreement between Timothy Birtsas and the Company dated March 9, 2009

6.11 Commission Sales Agreement (for sale of baseball tickets) between Company and Ledge Marketing Group, LLC

6.12 Oakland County Cruisers Minor League Baseball 2009 & 2010 Live Broadcast Proposal Template between Company and Clear Channel Detroit dated January 14, 2009

6.13 Unsecured Loan Agreements

7 Material Foreign Patents – Not Applicable

8 Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

8.1 Contribution Agreement

8.2 Assignment and Assumption Agreement

8.3 Consents

9 Escrow Agreement

10 Consents – Not Applicable

11 Opinion of Dickinson Wright PLLC re Legality of Shares Offered

12 Sales Material – To be supplemented as created

13 "Test the Water" Material – Not Applicable

14 Appointment of Agent for Service of Process – Not Applicable

15 Additional Exhibits

15.1 Limited Powers of Attorney granted by Directors and Officers to Robert A. Hilliard to execute amendments and supplemental filings on their behalf

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterford, State of Michigan, on March 31, 2009.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: ______________________
Robert A. Hilliard
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________ March 31, 2009
Name: Robert A. Hilliard
Title: Director, President and Chief Executive Officer

By: ______________________ March 31, 2009
Name: Timothy D. Birtsas
Title: Director, Executive Vice President

By: ______________________ March 31, 2009
Name: Timothy L. Nick
Title: Director, Vice President

By: ______________________ March 31, 2009
Name: Steve Wylie
Title: Director, Treasurer and Chief Financial Officer

EXHIBIT 1

UNDERWRITING AGREEMENT -- NOT APPLICABLE

EXHIBIT 2

CHARTER AND BYLAWS

Michigan Department Of Energy, Labor & Economic Growth

Filing Endorsement

This is to Certify that the ARTICLES OF INCORPORATION - PROFIT

for

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

ID NUMBER: 02437K

received by facsimile transmission on February 27, 2009 is hereby endorsed

Filed on February 27, 2009 by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 27TH day of February, 2009.

, Director

ARTICLES OF INCORPORATION
OF
DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

These Articles of Incorporation are signed by the incorporator for the purpose of forming a profit corporation under the Michigan Business Corporation Act (the "Act"), Act 284, Public Acts of 1972, as amended:

ARTICLE I

The name of the corporation (the "Corporation") is Diamond Heroes of Southeast Michigan, Inc.

ARTICLE II

The purpose or purposes for which the Corporation is formed is to engage in any activity within the purposes for which corporations may be organized under the Act.

ARTICLE III

1. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,100,000 shares, which shall be divided into two classes as follows:

Common shares:	1,000,000
Preferred shares:	100,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

(a) Preferred Shares. The Board of Directors of the Corporation (the "Board") is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred shares ("Preferred Shares") in series, and by filing a certificate pursuant to the applicable law of the State of Michigan, to establish from time to time the number of Preferred Shares to be included in each such series, and to fix the designation, powers, preferences, dividend rates and rights of the Preferred Shares of each such series and any qualifications, limitations or restrictions thereof.

(b) Common Shares. Each common share ("Common Share") shall entitle the holder of record thereof to one vote at all meetings of the Corporation's shareholders, except meetings at which only holders of another specified class or series of capital stock are entitled to vote. Subject to any preference rights with respect to the payment of dividends attaching to the Preferred Shares or any series thereof, the holders of Common Shares shall be entitled to receive, as and when declared by the Board, dividends that may be paid in money, property or by the issuance of fully paid capital stock of the Corporation. In the event of a liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among shareholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, and subject to the rights, privileges, conditions and restrictions attaching to the Preferred Shares or any series thereof, the Common Shares shall entitle the holders thereof to receive the Corporation's remaining assets following payment and satisfaction of all of the Corporation's liabilities as contemplated by the Act.

ARTICLE IV

1. The address of the current registered office is 301 E. Liberty St., Suite 500, Ann Arbor, Michigan 48104.

2. The name of the current resident agent is Michael T. Raymond.

ARTICLE V

When a compromise or arrangement or a plan of reorganization of the Corporation is proposed between the Corporation and its creditors or any class of them or between the Corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of the Corporation or of a creditor of shareholder thereof, or on application of a receiver appointed for the Corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of the Corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on the Corporation.

ARTICLE VI

No holder of the Corporation's shares of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, that may at any time or from time to time be issued, sold or offered for sale by the Corporation; provided, however, that in connection with the issuance or sale of any such shares or securities, the Board may, in its sole discretion, offer such shares or securities, or any part thereof, for purchase or subscription by the existing holders of shares of the Corporation, except as may otherwise be provided by these Articles of Incorporation as from time to time amended.

ARTICLE VII

1. (a) The business and affairs of the Corporation shall be managed by or under the direction of the Board. The number of directors of the Corporation shall be determined by and provided for in the manner set forth in the Bylaws of the Corporation, but shall not at any time be less than seven (7).

(b) Subject to the rights of the holders of any series of Preferred Shares then outstanding, the directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders, and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

2. Advance notice of nominations for the election of directors, other than by the Board or a committee thereof, shall be given in the manner provided in the Bylaws.

3. All elections of directors by shareholders shall be determined by a vote of a majority of the shares present in person or represented by proxy and voting on such elections.

4. Subject to the rights of the holders of any series of Preferred Shares then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the remaining directors then in office though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires or until their successors have been duly elected and qualified. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

5. Subject to the rights of the holders of any series of Preferred Shares then outstanding, any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class at a duly convened meeting of the shareholders.

6. Elections of the Corporation's directors need not be by written ballot unless the

Corporation's Bylaws shall so provide.

ARTICLE VIII

The Corporation is to have perpetual existence; provided, however, that the Corporation may be dissolved in accordance with the applicable provisions of the Act.

ARTICLE IX

The private property or assets of the shareholders of the Corporation shall not, to any extent whatsoever, be subject to the payment of liabilities of the Corporation.

ARTICLE X

The provisions for the regulation of the Corporation's internal affairs are to be stated in the Corporation's Bylaws, as the same may be amended from time to time.

ARTICLE XI

Any adoption, amendment or repeal of the Corporation's Bylaws shall be effected in the manner provided in the Bylaws.

ARTICLE XII

The Corporation's books may be kept within or outside the State of Michigan as may be designated from time to time by the Board.

ARTICLE XIII

1. Notwithstanding any provision in these Articles of Incorporation or any provision of law which might otherwise require a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the Corporation's capital stock required by these Articles of Incorporation or by law, the Corporation shall not, without the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, enter into a transaction, or series of transactions, that would result in a Change of Control. For purposes of this Article XIII, the term "Change of Control" means (i) a sale of all or substantially all of the assets of the Corporation, or (ii) any merger, consolidation, exchange of equity interests, recapitalization or sale or transfer of equity interests of the Corporation, in each case in which any person or group acquires beneficial ownership of more than 50.1% of the then outstanding capital stock of the Corporation (determined on a fully diluted basis).

2. Notwithstanding any provision in these Articles of Incorporation or any provision of law which might otherwise require a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the Corporation's capital stock required by these Articles of

Incorporation or by law, the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with Article VII, this Article XIII, Article XIV, or Article XVI.

ARTICLE XIV

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(1) of the Act, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article XIV. If the Act hereafter is amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as sate forth in the immediately preceding sentence, shall not be liable to the fullest extent permitted by the Act, so amended. For purposes of this Article XIV, "fiduciary duty as a director" shall include, but not be limited to, any fiduciary duty arising out of serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, and "personal liability to the Corporation or its shareholders" shall include, but not be limited to, any liability to such other corporation, partnership, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise. Any repeal or modification of the foregoing provisions of this Article XIV by the shareholders of the Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of such repeal or modification.

ARTICLE XV

The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Act and as otherwise permitted by law, and shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b.

ARTICLE XVI

1. The name of the incorporator is Bradley J. Wyatt.

2. The address of the incorporator is 300 E. Liberty Street, Suite 500, Ann Arbor, Michigan 48104.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the Act, has executed this document on the 27th day of February, 2009.

Bradley J. Wyatt, as Incorporator

Prepared by and after filing
to be returned to:

DICKINSON WRIGHT PLLC
301 E. Liberty St., Suite 500
Ann Arbor, Michigan 48104
Attn: Bradley J. Wyatt, Esq.

DETROIT 37670-2 1075324v5

BYLAWS

OF

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

ARTICLE I

Offices

Diamond Heroes of Southeast Michigan, Inc. (the "Corporation") shall continuously maintain a registered office in Michigan and may have such other office(s) at such place(s), both within and outside the State of Michigan, as the Board of Directors of the Corporation (the "Board") from time to time determines or as the business of the Corporation from time to time requires.

ARTICLE II

Meetings of Shareholders

Section 1. Annual Meetings. Annual meetings of the Corporation's shareholders ("Shareholders") shall be held at such time and place (within or outside the State of Michigan) as shall be designated from time to time by the Board and stated in the notice of the meeting. Subject to the Articles of Incorporation of the Corporation (the "Articles"), at each annual meeting Shareholders shall elect directors to succeed those whose terms expire and shall transact such other business as may properly be brought before the meeting.

Section 2. Special Meetings. Unless otherwise prescribed by law, the Articles or these bylaws (the "Bylaws"), special meetings of Shareholders for any purpose or purposes may be called only by the chairman of the Board, if any, or by the president, and shall be called by the president or secretary upon the written request of a majority of the total number of directors of the Corporation. Requests for special meetings shall state the purpose or purposes of the proposed meeting and shall state that no other business shall be conducted. Special meetings of Shareholders shall be held at such time and place (within or outside the State of Michigan) as shall be designated from time to time by the Board and stated in the notice of the meeting. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

Section 3. Notices of Annual and Special Meetings.

(a) Except as otherwise provided by law, the Articles or these Bylaws, written notice of any annual or special meeting of Shareholders shall state the place, date and time thereof and, in the case of a special meeting, the purpose or purposes for which the meeting is called, and shall be given, either personally or by mail, to each Shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days prior to the meeting.

(b) Notice of any meeting of Shareholders (whether annual or special) to act upon an amendment to the Articles, a reduction of stated capital or a plan of merger, consolidation or sale of all or substantially all of the Corporation's assets shall be accompanied by a copy of the proposed amendment or plan of reduction, merger, consolidation or sale.

Section 4. List of Shareholders. At least 10 days (but not more than 60 days) before any meeting of Shareholders, the officer or transfer agent in charge of the stock transfer books of the Corporation shall prepare and make a complete list of the Shareholders entitled to vote at such meeting, which list shall be arranged alphabetically within each class and series of shares and shall show the address of each Shareholder and the number of shares registered in the name of each Shareholder. The list so prepared shall be maintained at a place within the locality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held, and shall be open to inspection by any Shareholder, for any purpose germane to the meeting, during ordinary business hours during a period of no less than 10 days prior to the meeting. The list also shall be produced and kept open at the meeting (during the entire duration thereof) and, except as otherwise provided by law, may be inspected by any Shareholder or proxy of a Shareholder who is present in person at such meeting.

Section 5. Presiding Officers; Order of Business.

(a) Meetings of Shareholders shall be presided over by the chairman of the Board, if any, or, if the chairman is not present (or, if there is none), by the president, or, if the president is not present, by a vice president, or, if a vice president is not present, by such person who is chosen by the Board, or, if none, by a chairperson to be chosen at the meeting by Shareholders present in person or by proxy who own a majority of the shares of capital stock of the Corporation entitled to vote and represented at such meeting. The secretary of meetings shall be the secretary of the Corporation, or, if the secretary is not present, an assistant secretary, or, if an assistant secretary is not present, such person as may be chosen by the Board, or, if none, by such person who is chosen by the chairperson at the meeting.

(b) The following order of business, unless otherwise ordered at the meeting by the chairperson thereof, shall be observed as far as practicable and consistent with the purposes of the meeting:

(i) Call of the meeting to order.

(ii) Presentation of proof of mailing of notice of the meeting and, if the meeting is a special meeting, the call thereof.

(iii) Presentation of proxies.

(iv) Determination and announcement that a quorum is present.

(v) Reading and approval (or waiver thereof) of the minutes of the previous meeting.

(vi) Reports, if any, of officers.

(vii) Election of directors to succeed those whose terms expired, if the meeting is an annual meeting or a special meeting called for such purpose.

(viii) Consideration of the specific purpose or purposes for which the meeting has been called (other than the election of directors).

(ix) Transaction of such other business as may properly come before the meeting.

(x) Adjournment.

Section 6. Quorum; Adjournments.

(a) The holders of a majority of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at any given meeting present in person or by proxy shall be necessary to and shall constitute a quorum for the transaction of business at all meetings of Shareholders, except as otherwise provided by law or by the Articles; provided, however, that no quorum shall be deemed to exist unless 33-1/3% of the outstanding shares of the Corporation's common voting stock is present in person or by proxy.

(b) If a quorum is not present in person or by proxy at any meeting of Shareholders, the chairman of the meeting or the holders of a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and at the adjourned meeting only business is transacted as might have been transacted at the original meeting, until a quorum is present in person or by proxy.

(c) Even if a quorum is present in person or by proxy at any meeting of the Shareholders, the Shareholders entitled to vote thereat present in person or by proxy shall have the power to adjourn the meeting from time to time for good cause, without notice of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and at the adjourned meeting only business is transacted as might have been transacted at the original meeting, until a date which is not more than 30 days after the date of the original meeting.

(d) Anything in paragraph (b) of this Section 6 to the contrary notwithstanding, if an adjournment is for more than 30 days, or if after an adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote thereat.

Section 7. Voting.

(a) At any meeting of Shareholders every Shareholder having the right to vote shall be entitled to vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting. Except as otherwise provided by law or by the Articles, each Shareholder of record shall be entitled to one vote (on each matter submitted to a vote) for each share of capital stock registered in his name on the books of the Corporation.

(b) All elections of directors and, except as otherwise provided by law or by the Articles, all other matters, shall be determined by a vote of a majority of the shares present in person or represented by proxy and voting on such other matters.

(c) All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a Shareholder entitled to vote or his proxy, a written share vote shall be taken. Every written share vote shall be taken by ballots, each of which shall state the name of the Shareholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

Section 8. Notice of Shareholder Business. At any annual or special meeting of Shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) properly brought before the meeting by or at the direction of the Board, or (c) properly brought before an annual meeting by a Shareholder, and if and only if the notice of a special meeting provides for business to be brought before the special meeting by Shareholders, properly brought before the special meeting by a Shareholder. For business to be properly brought before a meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days prior to the meeting; provided, however, that if less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Furthermore, Shareholders are not permitted to nominate individuals to serve as directors, unless notice of such nomination is given to the Corporation in accordance with Section 13 of Article III of these Bylaws. A Shareholder's notice to the secretary shall set forth as to each matter the Shareholder proposes to bring before the meeting: (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (b) the name and address, as they appear on the Corporation's books, of the Shareholder proposing such business; (c) the class and number of shares of the Corporation which are beneficially owned by the Shareholder; and (d) any material interest of the Shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of Shareholders except in accordance with the procedures set forth in this Section 8 of Article II. The chairman of a meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 8, and if he should so determine, he shall so declare that the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, the Corporation shall be under no obligation to submit for action any Shareholder proposal at any meeting of Shareholders, which proposal the Corporation would otherwise be permitted to omit in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Section 9. Meetings Required; No Action by Less Than Unanimous Consent. Any action required or permitted to be taken by the Shareholders must be taken at a duly called annual or special meeting of Shareholders and may not be effected by any consent in writing signed by fewer than all of such Shareholders.

ARTICLE III

Directors

Section 1. General Powers; Number; Tenure. The business and affairs of the Corporation shall be managed under the direction of the Board, which may exercise all powers of the Corporation and perform or authorize the performance of all lawful acts and things which are not by law, the Articles or these Bylaws directed or required to be exercised or performed by the Shareholders. Initially, the number of directors of the Corporation shall be seven (7). At any time after the adoption of these Bylaws, the number of directors of the Corporation shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), but shall not at any time be less than seven (7). Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, the directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. Initially, the first class shall have three (3) directors, the second class shall have two (2) directors, and the third class shall have two (2) directors. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Directors need not be shareholders of the Corporation nor residents of the State of Michigan.

Section 2. Vacancies. Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of Shareholders at which the term of office of the class to which they have been elected expires or until their successors have been duly elected and qualified.

Section 3. Removal; Resignation.

(a) Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, and except as otherwise provided by law, the Articles or these Bylaws, at any meeting of the Shareholders called expressly for such purpose, any director, or the entire Board, may be removed, but only for cause, by a vote of Shareholders holding a majority of the shares issued and outstanding and entitled to vote at an election of directors, voting together as a single class.

(b) Any director may resign at any time by giving written notice to the Board, the chairman of the Board, the president, or the secretary of the Corporation. Unless a subsequent time is specified in such written notice, a resignation shall take effect upon its receipt by the Corporation.

Section 4. Place of Meetings. The Board may hold both regular and special meetings either within or outside the State of Michigan, at such place as the Board from time to time deems advisable.

Section 5. Annual Meeting. The annual meeting of each newly elected Board shall be held as soon as is practicable following the annual meeting of Shareholders, and no notice to the newly elected directors of such meeting shall be necessary for such meeting to be lawful.

Section 6. Regular Meetings. Additional regular meetings of the Board may be held without notice, at such time and place as from time to time may be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board may be called by the chairman of the Board or by the president or by a majority of directors upon 24 hours' notice to each director if such notice is delivered personally or sent by telegram, or upon 5 days' notice if sent by mail, unless such notice is waived. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 8. Quorum; Adjournments. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business at each and every meeting of the Board, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as otherwise specifically provided by law, the Articles or these Bylaws. If a quorum is not present at any meeting of the Board, the directors present may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 9. Duties of Directors. The directors of the Corporation shall have a fiduciary duty to the Shareholders to arrange, oversee and supervise the affairs and business of the Corporation.

Section 10. Compensation. Directors shall be entitled to such compensation for their services as directors as from time to time may be fixed by the Board, including, without limitation, for their services as members of committees of the Board and in any event shall be entitled to reimbursement of all reasonable expenses incurred by them in attending directors' meetings. Any director may waive compensation for any meeting. No director who receives compensation as a director shall be barred from serving the Corporation in any other capacity or from receiving compensation and reimbursement of reasonable expenses for any or all such other services.

Section 11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or a committee of the Board may be taken without a meeting and without prior notice if a written consent in lieu of such meeting which sets forth the action so taken is signed either before or after such action by all directors or all members of the committee, as the case may be. All written consents shall be filed with the minutes of the Board's proceedings. A written consent has the same effect as a vote of the Board or committee for all purposes.

Section 12. Meetings by Telephone or Similar Communications. The directors may participate in meetings by means of conference telephone or similar communications equipment, whereby all directors participating in the meeting can hear each other at the same time, and participation in any such meeting shall constitute presence in person by such director at such meeting. A written record shall be made of all actions taken at any meeting conducted by means of a conference telephone or similar communications equipment.

Section 13. Nomination of Director Candidates. Subject to the rights of holders of any class or series of preferred shares then outstanding, nominations for the election of directors may be made by: (a) the Board or a proxy committee appointed by the Board or (b) any Shareholder entitled to vote in the election of directors generally; provided, however, any Shareholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if timely notice of such Shareholder's intent to make such nomination or nominations has been given in writing to the secretary of the Corporation. To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not fewer than 90 days prior to the meeting; provided, however, that in the event that less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Each such notice shall set forth: (a) the name and address of the Shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the Shareholder is a holder of record of stock of the Corporation entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the Shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Shareholder; (d) such other information regarding each nominee proposed by such Shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board; and (e) the consent of each nominee to serve as a director of the Corporation if so elected.

In the event that a person is validly designated as a nominee in accordance with this Section 13 and shall thereafter become unable or unwilling to stand for election to the Board, the Board or the Shareholder who proposed such nominee, as the case may be, may designate a substitute nominee upon delivery, not fewer than 10 days prior to the date of the meeting for the election of such nominee, of a written notice to the secretary setting forth such information regarding such substitute nominee as would have been required to be delivered to the secretary pursuant to this Section 13 had such substitute nominee been initially proposed as a nominee. Such notice shall include a signed consent to serve as a director of the Corporation, if elected, of each such substitute nominee.

If the chairman of the meeting for the election of directors determines that a nomination of any candidate for election as a director at such meeting was not made in accordance with the applicable provisions of this Section 13, such nomination shall be void.

ARTICLE IV

Committees

Section 1. Formation of Committees. The Board may, by resolution passed by a majority of the entire Board, designate one or more committees, with each committee consisting of one or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as prohibited by law, any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board conferred upon such committee by the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have the name or names as may be determined from time to time by resolution adopted by the Board.

Section 2. Other Provisions Regarding Committees.

(a) Subject to the limitations set forth in Section 1 of this Article IV, the Board shall have the power at any time to fill vacancies in, change the membership of, or discharge any committee.

(b) Members of any committee shall be entitled to such compensation for their services as from time to time may be fixed by the Board and in any event shall be entitled to reimbursement of all reasonable expenses incurred in attending committee meetings. Any member of a committee may waive compensation for any meeting. No committee member who receives compensation as a member of any one or more committees shall be barred from serving the Corporation in any other capacity or from receiving compensation and reimbursement of reasonable expenses for any or all such other services.

(c) Unless prohibited by law, the provisions of Section 11 ("Action by Consent") and Section 12 ("Meetings by Telephone or Similar Communications") of Article III shall apply to all committees from time to time created by the Board.

(d) Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third of the authorized members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present.

ARTICLE V

Officers

Section 1. Positions. The Corporation's officers shall be chosen and appointed by the Board and shall consist of a president, one or more vice presidents (if and to the extent required by law or if not required, if the Board from time to time appoints a vice president or vice presidents), a secretary and a treasurer. Only the president must be a director. The Board also may choose a chairman of the Board, one or more assistant secretaries and/or assistant treasurers and such other officers and/or agents as the Board from time to time deems necessary or appropriate. The Board may delegate to the president of the Corporation the authority to appoint any officer or agent of the Corporation and to fill a vacancy other than the chairman of the Board, president, secretary or treasurer. The election or appointment of any officer of the Corporation in itself shall not create contract rights for any such officer. All officers of the Corporation shall exercise such powers and perform such duties as from time to time shall be determined by the Board. Any two or more offices may be held by the same person.

Section 2. Term of Office; Removal. Each officer of the Corporation shall hold office at the pleasure of the Board and any officer may be removed, with or without cause, at any time by the affirmative vote of a majority of the directors then in office, provided that any officer appointed by the president pursuant to authority delegated to the president by the Board may be removed, with or without cause, at any time whenever the president in his or her absolute discretion shall consider that the best interests of the Corporation shall be served by such removal. Removal of an officer by the Board or by the president, as the case may be, shall not prejudice the contract rights, if any, of the person so removed. Vacancies (however caused) in any office may be filled for the unexpired portion of the term by the Board (or by the president in the case of a vacancy occurring in an office to which the president has been delegated the authority to make appointments).

Section 3. Compensation. The salaries of all officers of the Corporation shall be fixed from time to time by the Board, and no officer shall be prevented from receiving a salary by reason of the fact that he also receives from the Corporation compensation in any other capacity.

Section 4. Action With Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the president or any officer of the Corporation authorized by the president shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of Shareholders of or with respect to any action of Shareholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

Section 5. Chairman of the Board. The chairman of the Board shall be the chief executive officer of the Corporation and, subject to the direction of the Board, shall perform such executive, supervisory and management functions and duties as from time to time may be assigned to him or her by the Board. The chairman of the Board, if present, shall preside at all meetings of the Shareholders and all meetings of the Board.

Section 6. President. The president shall be the chief operating officer of the Corporation and, subject to the direction of the Board, shall have general charge of the business, affairs and property of the Corporation and general supervision over its other officers and agents. In general, the president shall perform all duties incident to the office of president of a stock corporation and shall see that all orders and resolutions of the Board are carried into effect. Unless otherwise prescribed by the Board, the president shall have full power and authority on behalf of the Corporation to attend, act and vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At any such meeting the president shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation possesses and has the power to exercise. The Board from time to time may confer like powers upon any other person or persons.

Section 7. Vice Presidents. In the absence or disability of the president, the vice president, if any (or in the event there is more than one, the vice presidents in the order designated, or in the absence of any designation, in the order of their election), shall perform the duties and exercise the powers of the president. The vice president(s) also generally shall assist the president and shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

Section 8. Secretary. The secretary shall attend all meetings of the Board and of the Shareholders and shall record all votes and the proceedings of all meetings in a book to be kept for such purposes. The secretary also shall perform like duties for the committees, if required by any such committee. The secretary shall give (or cause to be given) notice of all meetings of the

Shareholders and all special meetings of the Board and shall perform such other duties as from time to time may be prescribed by the Board, the chairman of the Board or the president. The secretary shall have custody of the seal of the Corporation, shall have authority (as shall any assistant secretary) to affix the same to any instrument requiring it, and to attest the seal by his or her signature. The Board may give general authority to officers other than the secretary or any assistant secretary to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

Section 9. Assistant Secretary. The assistant secretary, if any (or in the event there is more than one, the assistant secretaries in the order designated, or in the absence of any designation, in the order of their election), in the absence or disability of the secretary, shall perform the duties and exercise the powers of the secretary. The assistant secretary(ies) shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

Section 10. Treasurer. The treasurer shall have the custody of the corporate funds, securities, other similar valuable effects, and evidence of indebtedness, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as from time to time may be designated by the Board. The treasurer shall disburse the funds of the Corporation in such manner as may be ordered by the Board from time to time and shall render to the chairman of the Board, the president and the Board, at regular meetings of the Board or whenever any of them may so require, an account of all transactions and of the financial condition of the Corporation.

Section 11. Assistant Treasurer. The assistant treasurer, if any (or in the event there is more than one, the assistant treasurers in the order designated, or in the absence of any designation, in the order of their election), in the absence or disability of the treasurer, shall perform the duties and exercise the powers of the treasurer. The assistant treasurer(s) shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

ARTICLE VI

Notices

Section 1. Form; Delivery. Any notice required or permitted to be given to any director, officer, Shareholder or committee member shall be given in writing, either personally or by first-class mail with postage prepaid, in either case addressed to the recipient at his or her address as it appears in the records of the Corporation. Personally delivered notices shall be deemed to be given at the time they are delivered at the address of the named recipient as it appears in the records of the Corporation, and mailed notices shall be deemed to be given at the time they are deposited in the United States mail. Notice to a director also may be given by telegram sent to his address as it appears on the records of the Corporation and shall be deemed given at the time delivered at such address.

Section 2. Waiver; Effect of Attendance. Whenever any notice is required to be given by law, the Articles or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be the equivalent of the giving of such notice. Any director or committee member who attends a meeting of the Board or a committee thereof shall be deemed to have had timely and proper notice of the meeting, unless such director or committee member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. A Shareholder's attendance at a meeting (whether in person or by proxy) shall result in: (i) waiver of objection to lack of notice or defective notice of the meeting, unless the Shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and (ii) waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Shareholder objects to considering the matter when it is presented.

ARTICLE VII

Indemnification

Section 1. Indemnification.

(a) The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Business Corporation Act of Michigan, as it may be amended from time to time (the "Act") and as otherwise permitted by law, and shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b.

Section 2. Insurance. The Corporation shall maintain insurance to the extent reasonably available, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 3. Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the Shareholders or the directors of the Corporation shall not adversely affect any right or protection of a director, officer, employee or agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII

Stock Certificates

Section 1. Form; Signatures. Each Shareholder who has fully paid for any stock of the

Corporation shall be entitled to receive a certificate representing such shares, which shall be nonassessable, and such certificate shall be signed by the chairman of the Board or the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation. Signatures on the certificate may be facsimile, in the manner prescribed by law. Each certificate shall exhibit on its face the number and class (and series, if any) of the shares it represents. Each certificate also shall state upon its face the name of the person to whom it is issued and that the Corporation is organized under the laws of the State of Michigan. Each certificate may (but need not) be sealed with the seal of the Corporation or facsimile thereof. In the event any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer, transfer agent or registrar before the certificate is issued, the certificate nevertheless may be issued by the Corporation with the same effect as if such person were such officer at the date of issue of the certificate. All stock certificates representing shares of capital stock which are subject to restrictions on transfer or to other restrictions may have imprinted thereon a notation or legend of such restriction.

A certificate representing shares issued by the Corporation shall substantially set forth on its face or back that the Corporation will furnish to a Shareholder upon request and without charge a full statement of the designation, relative rights, preferences, and limitations of the shares, and if any class of shares has been issued in series, the designation, relative rights, preferences, and limitations of each series so far as the same have been prescribed and the authority of the Board to designate and prescribe the relative rights, preferences, and limitations of other series.

Section 2. Registration of Transfer. Upon surrender to the Corporation or to any transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation, or its transfer agent, shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation's books.

Section 3. Registered Shareholders. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person who is registered on its books as the owner of shares of its capital stock to receive dividends or other distributions (to the extent otherwise distributable or distributed) and to vote (in the case of voting stock) as such owner, and to hold liable for calls and assessments a person who is registered on its books as the owner of shares of its capital stock. The Corporation shall not be bound to recognize any equitable or legal claim to or interest in such shares on the part of any other person. The Corporation (or its transfer agent) shall not be required to send notices or dividends to a name or address other than the name and address of the Shareholders appearing on the stock ledger maintained by the Corporation (or by the transfer agent or registrar, if any), unless any such Shareholder shall have notified the Corporation (or the transfer agent or registrar, if any), in writing, of another name or address at least 10 days prior to the mailing of such notice or dividend.

Section 4. Record Date. In order that the Corporation may determine the Shareholders of record who are entitled (i) to notice of or to vote at any meeting of Shareholders or any adjournment thereof, (ii) to receive payment of any dividend or other distribution or allotment of any rights, or (iii) to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board, in advance, may fix a date as the record date for any such determination. Such date shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to the date of any other action. A determination of Shareholders of record entitled to notice of or to vote at a meeting of the Shareholders shall apply to any adjournment of the meeting taken pursuant to Section 6 of Article II; provided, however, that the Board, in its discretion, may fix a new record date for the adjourned meeting.

Section 5. Lost, Stolen or Destroyed Certificate. The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation which is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board, in its discretion, may require as a condition precedent to issuance that the owner of such lost, stolen or destroyed certificate, or his or her legal representative, advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum, or other security in such form, as the Board may direct, as indemnity against any claim that may be made against the Corporation with respect to the certificate claimed to have been lost, stolen or destroyed.

Section 6. Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board may establish.

ARTICLE IX

General Provisions

Section 1. Dividends. Subject to the Act and to any provisions of the Articles relating to dividends, dividends upon the outstanding capital stock of the Corporation may be declared by the Board at any annual, regular or special meeting and may be paid in cash, in property or in shares of the Corporation's capital stock. Any distribution to Shareholders of income or capital assets of the Corporation will be accompanied by a written statement disclosing the source of the funds distributed. If, at the time of distribution, this information is not available, a written explanation of the relevant circumstances will accompany the distribution and the written statement disclosing the source of the funds distributed will be sent to the Shareholders not later than 60 days after the close of the fiscal year in which the distribution was made.

Section 2. Reserves. The Board, in its sole discretion, may fix a sum which may be set aside or reserved over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish or vary such fund or funds.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be as determined from time to time by the Board.

Section 4. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "State of Michigan".

Section 5. Amendment of the Bylaws. The Board is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of Bylaws by the Board shall require the approval of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The Shareholders shall also have power to adopt, amend or repeal the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by law or by these Bylaws, the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provisions of the Bylaws.

Section 6. Inspection of Books and Records. Inspection of the Corporation's books and records (including Shareholder records) shall be provided to the Shareholders and to the official or agency administering the securities laws of the various states upon reasonable notice for any proper purpose and as is consistent with applicable laws and regulations.

DETROIT 37670-2 1075340v3

EXHIBIT 3

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

FORM OF COMMON STOCK CERTIFICATE

JT 1334
S-4

INCORPORATED UNDER THE LAWS OF THE STATE OF
MICHIGAN



NUMBER

SHARES

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC

THOUSANDS
0 1 2
3 4 5
HUNDS TENS UNITS
1 1 1
2 2 2
3 3 3
4 4 4
5 5 5
6 6 6
7 7 7
8 8 8
9 9 9
0 0 0
SHARES

AUTHORIZED CAPITAL ______ SHARES ______ PAR VALUE

This Certifies That **SPECIMEN** is the owner of ______ full paid and non-assessable

SHARES OF THE CAPITAL STOCK OF ______

transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation.

this ______ day of ______ A.D. ______

______
SECRETARY

______
PRESIDENT

For Value Received, ______ hereby sell, assign and transfer unto ________________________________

________________________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

________________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________

In presence of

____________________ ____________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER

THIS SPACE IS NOT TO BE COVERED IN ANY WAY

(RESERVE THIS SPACE TO PASTE BACK CANCELLED STOCK CERTIFICATE)

Certificate No. ________ For ________ Shares

____

Dated ________________

Issued to ________________________

____

____

____

Received this Certificate ________________________
(DATE)

____
(SIGNATURE)

Surrendered this Certificate ________________________
(DATE)

____
(SIGNATURE)

IF NOT AN ORIGINAL ISSUE SHOW DETAILS OF TRANSFER BELOW

Transferred from	Original Certificate		No. of Origl. Shares	No. of Shrs. Transf'd.
	No.	Date		

IF THIS CERTIFICATE IS SURRENDERED FOR TRANSFER SHOW DETAILS

New Certificate Issued to	No. of New Certificate	No. of Shares Transferred

EXHIBIT 4

SUBSCRIPTION AGREEMENT

INVESTOR SUBSCRIPTION AGREEMENT

FOR

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

If you are interested in purchasing shares of common stock of Diamond Heroes of Southeast Michigan, Inc. (the "Shares"), you must complete and return this Subscription Agreement, along with a check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent," to:

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
Attn: Investor Relations

If and when accepted by Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Company"), this Subscription Agreement will constitute a subscription for shares of common stock, no par value per share, of the Company. The minimum investment is $1,000 (100 Shares). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided that the minimum subscription of one Unit is made.

Until a minimum of 125,000 Shares are sold in this Offering (the "Minimum Offering"), all funds paid by investors will be deposited into an escrow account to be established by Company with JPMorgan Chase Bank, N.A. (the "Escrow Agent") in accordance with the terms of the Escrow Agreement. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular, the Offering will be terminated and funds will be promptly returned to investors, together with any interest earned thereon; thereby revoking all prior acceptances of subscriptions, and this Subscription Agreement shall thereupon become null and void.

If this subscription is accepted, and provided that the Minimum Offering is achieved, the Company will return an accepted copy of the Subscription Agreement and the subscriber's stock certificate to the investor within 5 days of the Company's receipt of a Subscription Agreement accompanied by a check or money order for the purchase price.

Method of Payment: Check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent."

I hereby irrevocably tender this Subscription Agreement for the purchase of ______ Shares (100 Shares minimum in the initial subscription, increments of at least 50 Shares thereafter) at $10.00 per Share.

With this Subscription Agreement, I tender payment in the aggregate amount of $__________ ($10.00 per Share) for the Shares subscribed.

In connection with this investment in the Company, I represent and warrant as follows:

a. Prior to tendering payment of the Shares, I received and reviewed a copy of the Company's final Offering Circular dated _________, 2009.

b. I am a bona fide resident of the State of Michigan.

Please register the Shares which I am purchasing as follows:

Name: ____

Type of Ownership (check one):

______ Individual ______ Tenants-in-Common ______ Existing Partnership

______ Joint Tenants ______ Corporation ______ Trust

______ Limited Liability Company

______ Minor with adult custodian under the Uniform Gifts to Minors Act

Please register the Shares in the name of my Broker as follows (account reference):

____

For the person(s) or broker who will be registered shareholder(s):

Name	Telephone
Street Address	Social Security or Tax ID Number
City State Zip	
Signature	Date

Please indicate how you became aware of this stock offering: ______________________

ACCEPTED BY DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC

By: ______________________ Date: ______________________

Name: ______________________

Title: ______________________

ANNARBOR 37670-1 106350v3

EXHIBIT 5

VOTING TRUST AGREEMENT – NOT APPLICABLE

EXHIBIT 6

MATERIAL CONTRACTS

EXHIBIT 6.1

PROMISSORY NOTE AND RELATED SECURITY AGREEMENTS BETWEEN COMPANY AND KADRY PROPERTY MANAGEMENT, LLC DATED NOVEMBER 11, 2008, FOR BUILD-OUT OF BASEBALL ACADEMY

PROMISSORY NOTE

$350,000.00

Waterford, Michigan
NOVEMBER 11, 2008

FOR VALUE RECEIVED, the undersigned, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership, whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328 (hereinafter referred to as "Borrower"), hereby promises to pay to the order of Kadry Property Management, LLC, a Michigan limited liability company (hereinafter referred to as "Lender"), at 263 Pine Ridge, Bloomfield Hills, Michigan 48304, or at such other location as the Note holder may designate, the principal sum of Three Hundred Fifty Thousand ($350,000.00) Dollars or so much of that sum as may be advanced by Lender to Borrower under this Note, as set forth below, together with interest on the unpaid principal balance outstanding from time to time at the rate of eight (8%) percent per annum, with monthly installments of interest only, commencing on DECEMBER 20, 2008 and on the 20th day of each month thereafter, until this Note is paid in full, provided, however, that the entire principal balance, plus accrued interest shall be due and payable no later than July 31, 2009.

Funds shall be advanced by Lender to Borrower as Borrower and Lender may agree from time to time. The loan proceeds shall be allocated Two Hundred Eighty Thousand ($280,000.00) Dollars to the creation and operation of a baseball academy by the Borrower to be known as the Oakland County Cruisers Baseball Academy to be located at 277 Summit Drive, Waterford, Michigan 48328, and Seventy Thousand ($70,000.00) Dollars to other expenses of the Borrower as the parties may agree.

The holder of this Note may, at its option, upon default in the payment of any installment of interest when due, declare the entire amount of principal then unpaid to be due and payable immediately, if such default continues uncured for a period in excess of thirty (30) days after written notice thereof to the undersigned; and any failure to exercise said option shall not constitute a waiver of the right to exercise the same at any time. In the event that payment is not made within ten (10) days after the due date, the Borrower shall be responsible for a late fee equal to five (5%) percent of the delinquent monthly installment. Interest shall accrue at the rate of eleven (11%) percent per annum upon default hereunder. In the event of default hereunder, the Borrower shall be responsible for all costs, including reasonable attorney fees, incurred by the Note holder in collection of any sums hereunder. Any such costs shall be added to the principal balance.

This Note may be prepaid in whole or in part at any time or times without limitation, restriction, or penalty. Prepayments, if any, shall apply first on accrued interest and then on the principal balance and shall be in addition to the monthly payments required hereunder.

Should the Borrower be declared bankrupt, or insolvent, or any receiver or trustee be appointed for the property of the Borrower, or should the Borrower execute an assignment for the benefit of creditors, then and in any such event the entire indebtedness evidenced hereby shall mature without notice at the option of the holder hereof.

The Borrower and each and every person and party at any time liable for the payment of the debt evidenced hereby, severally and jointly waive presentation for payment, demand, protest and notice of protest and dishonor and diligence in collecting this Note, and all other demands and notices required by law (statutory and otherwise), and consent that the holder may extend the time of payment of any part or the whole of the debt at any time at the request of any other person or party liable.

No delay or omission on the part of the holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver on one occasion shall not be construed as a bar to or waiver of any such right or remedy on any future occasion.

Notwithstanding any provisions in this Note, in no event shall the amount of interest paid or agreed to be paid to the holder hereof exceed an amount computed at the highest lawful rate of interest permissible under applicable law, which a court of competent jurisdiction may deem applicable hereto. In such event, the obligation to be fulfilled shall be reduced to an amount computed at the highest lawful rate of interest permissible under such applicable law and, if the holder should ever receive as interest an amount which would be deemed unlawful under such applicable law, such interest shall be automatically applied to the payment of principal (whether or not then due and payable), and not to the payment of interest.

The Borrower has duly and validly authorized and executed this Note and the Borrower has full power to enter into and perform this Note, and neither the execution and delivery of this Note nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which the Borrower is a party or by which the Borrower is bound. The persons who have executed this Note on behalf of the Borrower are duly authorized to do so.

The indebtedness evidenced by this Note is secured by a security agreement (the "League Security Agreement") covering the Membership interest of the Borrower in the League. The indebtedness evidenced by this Note is also secured by a security agreement (the "Asset Security Agreement") covering the professional baseball team owned and operated by the Debtor and presently known as the Midwest Sliders and to be known as the Oakland County Cruisers when the team plays in a new stadium (the "Team"), all rights and interest in the baseball academy to be owned and operated by the Debtor and known as Oakland County Cruisers Baseball Academy, or such other name as determined by the Debtor (the "Academy"), and the proceeds realized by the Debtor by a Regulation A public stock offering contemplated by the Debtor. As part of its Membership in the League, the Borrower is obligated to comply with the Code of Regulations and the By-Laws of the League (the "League Rules"). The Borrower has also granted a Mortgage to Timana, LLC, a California limited liability company, in the face amount of Seven Hundred Forty-Nine Thousand Two Hundred Fifty ($749,250.00) Dollars, covering real property owned by the Borrower and located in Waterford, Michigan (the "Mortgage"). In addition, the Borrower has entered into a Lease dated May 29, 2008, between Summit West Investments, L.L.C., a Michigan limited liability company, as Landlord, and the Borrower, as Tenant, covering premises located at 277 Summit Drive, Waterford, Michigan 48116 (the "Lease"). A default in this Note, the League Security Agreement, the Asset Security Agreement, the Mortgage, the Lease or the League Rules, shall constitute a default in each of this Note, the League Security Agreement, and the Asset Security Agreement.

This Note shall be effective upon approval by the Limited Partners of the Borrower and upon the execution of the Consent to the League Security Agreement by the League.

Witnessed by:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC
Its General Partner

Jeffrey Hellegard

By: Robert Altham

Its: Managing Member

ASSET
SECURITY AGREEMENT

The undersigned, BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP, a Michigan limited partnership, whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328 (hereinafter sometimes referred to as the "Debtor"), for value received, hereby grants to KADRY PROPERTY MANAGEMENT, LLC, a Michigan limited liability company, whose address is 263 Pine Ridge, Bloomfield Hills, Michigan 48304 (hereinafter sometimes referred to as the "Secured Party"), a continuing lien and first security interest in and upon, and including without limitation the proceeds thereof, the following property (all hereinafter collectively referred to as the "Goods"):

> All rights and interest in the professional baseball team owned and operated by the Debtor and presently known as the Midwest Sliders and to be known as the Oakland County Cruisers when the team plays in a new stadium (the "Team"), all rights and interest in the baseball academy to be owned and operated by the Debtor and known as Oakland County Cruisers Baseball Academy, or such other name as determined by the Debtor (the "Academy"), the trade names, "Midwest Sliders", "Oakland County Cruisers" and "Oakland County Cruisers Baseball Academy", including but not limited to the following, which relate to the Team and the Academy: all goods, inventory, equipment, chattels, furniture, fixtures, trade fixtures, leasehold improvements, tools, machinery, materials, supplies, accounts, accounts receivable, contract rights, general intangibles, chattel paper, instruments, documents, all choses in action, causes in action, trade names, assumed names, and all other intangible personal property of Debtor of every kind and nature (other than accounts) now owned or hereafter acquired by Debtor and wherever located, including, but not by way of limitation, corporate or other business records, inventions, designs, patents, patent applications, trademarks, trade names, trade secrets, good will, copyrights, registrations, licenses, franchises, tax refund claims and any guaranty claims, security interests or other security held by or granted to Debtor to secure payment of any of the accounts by an account debtor, and other personal property, intangible property and assets, similar or dissimilar, of every kind or nature, now or hereafter owned, bought for use and/or used by the Debtor, in connection with the Team and/or the Academy, or in which the Debtor now has or hereafter obtains rights of any kind or nature and wherever located, in connection with the Team and/or the Academy, including without limitation all insurance proceeds from loss or damage to the collateral and property, and including

without limitation all collateral and property now or hereafter located, affixed or to be affixed in or upon the premises commonly known as 277 Summit Drive, Waterford, Michigan 48328, as it relates to the Team and/or the Academy (the "Premises"), including but not limited to those items set forth in the attached Exhibit A, and including any additions to, replacements or substitutions for those items set forth above and all of Debtor's interest in contracts, leases or other interests in real property, as they relate to the Team and/or the Academy; and, in addition, the proceeds realized by the Debtor by a Regulation A public stock offering contemplated by the Debtor;

to secure performance and satisfaction of the following obligations of the Debtor (sometimes hereinafter collectively referred to as the "Debtor's Obligations"), to-wit: (i) payment of the unpaid balance of the Promissory Note executed and delivered by the Debtor to Secured Party of even date herewith in the face amount of $350,000.00 (hereinafter referred to as the "Promissory Note"), (ii) payment and performance of the Articles of Incorporation, Code of Regulations, By-Laws, or any other rules and regulations of Frontier Professional Baseball, Inc., an Ohio non-profit corporation (hereinafter the "League"), now existing or hereafter instituted by the League (hereinafter the "League Rules"), of which League the Debtor is a Member and the owner and operator of a professional baseball team within the League and known as the Midwest Sliders (hereinafter the "Team"), (iii) payment and performance of a Security Agreement and Assignment of even date herewith, covering the Membership interest of the Debtor in the League (hereinafter the "Security Agreement and Assignment"), and (iv) the performance and satisfaction of each and every of the obligations of the Debtor under the Promissory Note, the Security Agreement and Assignment, the League Rules, and this Security Agreement. The Debtor has also granted a Mortgage to Timana, LLC, a California limited liability company, in the face amount of Seven Hundred Forty-Nine Thousand Two Hundred Fifty ($749,250.00) Dollars, covering real property owned by the Borrower and located in Waterford, Michigan (the "Mortgage"). In addition, the Debtor has entered into a Lease dated May 29, 2008, between Summit West Investments, L.L.C., a Michigan limited liability company, as Landlord, and the Borrower, as Tenant, covering premises located at 277 Summit Drive, Waterford, Michigan 48116 (the "Lease").

1. The Debtor and the Secured Party hereby acknowledge and agree that all of the provisions of the Promissory Note, the Security Agreement and Assignment and the League Rules are incorporated herein by reference. This Security Agreement shall be effective upon approval by the Limited Partners of the Debtor and upon the execution of the Security Agreement and Assignment by the League.

2. Upon the occurrence of any default under the Promissory Note, the Security Agreement and Assignment, the League Rules, the Mortgage, the Lease, or this Security Agreement (sometimes hereinafter referred to as "Default"), if such default continues uncured for a period in excess of thirty (30) days after written notice thereof to the Debtor, the Secured

Party may exercise from time to time any rights and remedies, including the right to immediate possession of the Goods, available to it under applicable law. The Secured Party shall have the right to hold any property then in or upon said Goods at time of repossession not covered by the Security Agreement until return is demanded in writing by the Debtor. The Debtor agrees, in case of Default, to assemble, at his expense, all the Goods at a convenient place acceptable to the Secured Party and to pay all costs and expenses incurred by the Secured Party in the enforcement of the Debtor's Obligations, the collection of the debt or debts evidenced thereby and the enforcement of rights hereunder, including without limitation, reasonable attorney's fees, expense of participation in Bankruptcy proceedings, expense of locating the Goods and expenses of any repairs to any realty or other property to which any of the Goods may be affixed or be a part. If any notification of intended disposition of any of the Goods is required by law, such notification, if mailed, shall be deemed reasonably and properly given if sent at least seven (7) days before such disposition, postage prepaid, addressed to the Debtor at its address set forth above or at such changed address of Debtor of which the Secured Party is given notice by certified mail, return receipt requested. Any default under the Promissory Note, the Security Agreement and Assignment, the League Rules, or this Security Agreement shall constitute a default under each of the Promissory Note, the Security Agreement and Assignment, the Mortgage, the Lease, and this Security Agreement.

3. The Debtor hereby warrants and agrees that: (i) the Goods will be kept at the Premises, unless the Secured Party shall otherwise consent in writing, with the exception of the Team equipment, which may be used or located at the Team's home field, wheresoever located, or as utilized at away games; (ii) if any of the Goods shall consist of equipment of a type normally used in more than one State, whether or not actually so used, it will immediately give written notice to the Secured Party of any change in the principal place of business of the Debtor, and of any use of any of such Goods in any jurisdiction other than a State in which the Debtor shall have previously advised the Secured Party such Goods will be used, and such Goods will not, unless the Secured Party shall otherwise consent in writing, be used outside the territorial limits of the Untied States; (iii) it has acquired full title to the Goods, and will at all times keep the Goods free of all liens and claims whatsoever, other than the security interest hereunder, and will defend its title to the Secured Party against the claims and demand of all persons; (iv) no financing statement covering any of the Goods is on file in any public office and it will from time to time, on request of the Secured Party, execute such financing statements and other documents and do such other acts and things, all as the Secured Party may request to establish and maintain a valid security interest in the Goods (free of all other liens and claims whatsoever) to secure the Debtor's Obligations, including without limitation, deposit with the Secured Party any certificate of title issuable with respect to any of the Goods and notation thereon of the security interest hereunder; (v) it will not sell, transfer, lease or otherwise dispose of any of the Goods or any interest therein other than inventory or finished products in the ordinary course of business, except with the prior written consent of the Secured Party or except as otherwise provided in this Agreement; (vi) it will at all times keep the Goods in operating condition and repair, excepting any loss, damage or destruction which is fully covered by proceeds of insurance; (vii) it will at all times keep the Goods fully insured against loss, damage, theft and other risks, in such amounts and companies and under such policies and in such form satisfactory

to the Secured Party, which policies shall specifically provide that loss thereunder shall be payable to the Secured Party as its interest may appear (and the Secured Party may apply any proceeds of such insurance which may be received by it toward payment of the Debtor's Obligations, whether or not due, in such order of application as the Secured Party may determine. if such proceeds are not used by the Debtor to repair or replace damaged property), and such policies or certificates thereof shall, if the Secured Party so requests, be deposited with the Secured Party, and (viii) the Secured Party may examine and inspect the Goods, or any of them, wherever located, at any reasonable time or times. The Secured Party may from time to time, at its option, perform any agreement of the Debtor which the Debtor shall fail to perform and take any other action which the Secured Party deems necessary for the maintenance or preservation of any of the Goods including holding, storing or repairing of the Goods or its interest therein, and the Debtor agrees to forthwith reimburse the Secured Party for all expenses of the Secured Party in connection with the foregoing, together with interest thereon at the rate of ten (10%) percent per annum from the date incurred until reimbursed by the Debtor and that, until reimbursement, the Secured Party shall have an additional security interest in the Goods to the extent thereof.

4. The Debtor further warrants and agrees that, upon Default of the Debtor, if such default continues uncured for a period in excess of thirty (30) days after written notice thereof to the Debtor, and until the Secured Party shall give notice to the Debtor to the contrary, the Debtor will, in the usual course of the Debtor's business and at the Debtor's own cost and expense, but as the agent of the Secured Party, demand and receive and use its best efforts to collect all monies due or to become due on Debtor's Accounts Receivable. The term "Accounts Receivable" as used herein shall include, without limitation, all present and future Accounts Receivable, Accounts, Contract Rights, Chattel Paper and General Intangibles now existing and hereafter acquired and which term shall also include all proceeds of any of the foregoing, as those terms are defined in the Michigan Uniform Commercial Code. The Debtor agrees and covenants that, upon Default of the Debtor, any and all sums of money that shall be received by the Debtor on account of or in payment or settlement of such Accounts Receivable shall be held by the Debtor as trustee for the Secured Party, without commingling with any of the Debtor's funds, and be forthwith delivered to the Secured Party with endorsement to the Secured Party's order of any checks or similar instruments. In this regard, it is agreed that, at any time the Secured Party so elects, it shall be entitled, in its own name, in the name of the Debtor or otherwise, but at the expense and cost of the Debtor, to collect, demand, receive, sue for or compromise any and all such Accounts Receivable, and to give good and sufficient releases therefor, to endorse any checks, drafts or other orders for the payment of money payable to the Debtor in payment thereof and, in its discretion, to file any claims or take any action or proceeding either in its own name or in the name of the Debtor or otherwise, which the Secured Party may deem necessary or advisable. It is expressly understood and agreed, however, that the Secured Party shall not be required or obligated in any manner to make any demand or to make any inquiry as to the nature or sufficiency of any payment received by it or to present or file any claim or take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder at any time or times. The Debtor

further warrants and agrees that the records concerning the Accounts Receivable shall be kept in the State of Michigan.

5. All rights and obligations of the parties hereto concerning the retaking, retention, redemption and resale of the Goods, and the disposition of the proceeds thereof, shall be governed by the applicable provisions of the Uniform Commercial Code as adopted in the State of Michigan.

6. The Debtor agrees that the Goods are now, and shall continue to be personal property until the Debtor's Obligations are fully satisfied, notwithstanding the manner or degree of affixation of said Goods to any real property, and notwithstanding the extent to which such affixation shall facilitate the use and occupation of said real property.

7. If the Debtor makes an unauthorized disposition of the Goods, the Secured Party shall have a security interest in and to the proceeds of such disposition in whatsoever form they are received by the Debtor. This extension of the security interest to proceeds shall in no way be implied to grant the Debtor a power of disposition of the Goods without the express written consent of the Secured Party, except as otherwise provided in this Agreement.

8. Upon a default in the terms of the Promissory Note, the Security Agreement and Assignment, the League Rules, the Mortgage, the Lease, or this Security Agreement the Secured Party may petition the Oakland County Circuit Court for the appointment of a Receiver, at the Secured Party's election, which Receiver may be the Secured Party or Secured Party's nominee, to take over the management of said premises and business of the Debtor during the period of foreclosure for the goods which have been hereby given for security. Such receivership to be appointed in a fashion consistent with the laws of the State of Michigan. The parties agree that Secured Party shall be entitled to such appointment if a prima facia showing is made that any default in the Promissory Note, and/or the Security Agreement and Assignment, and/or the League Rules, and/or the Mortgage, and/or the Lease, and/or this Security Agreement has occurred, or any insurance has been, or is about to be, terminated.

9. In the event of a default in the terms of this Security Agreement and/or in the event that a Receiver shall be appointed, then the Debtor hereunder shall surrender possession of the premises, if under Debtor's control, wherein the assets, which are the subject of this Agreement, are located.

If there is a Default hereunder and the Secured Party elects to retake Secured Party's security then Secured Party may retake such property, business furnishing, fixtures, etc., in place regardless of whether or not the Secured Party has a right to possession of the premises. The Secured Party shall have access to the premises, if under Debtor's control, for purposes of repairing, servicing, and/or showing said collateral or any portion thereof.

10. It is the intention and agreement of these parties that this Security Agreement will encompass and cover all inventories, proceeds from the sale of inventories and generally all tangible and intangible assets.

11. In the event of Default hereunder, the Debtor shall be responsible for all costs, including reasonable attorney fees, incurred by the Secured Party in connection with the enforcement of any of the terms hereunder. Any such costs shall be added to the principal balance of the Note.

12. Time shall be of the essence of this Security Agreement.

13. No delay on the part of the Secured Party in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Secured Party of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy.

14. The neuter pronoun, when used herein, shall include the masculine and feminine and also the plural.

15. This Security Agreement has been delivered in Michigan and shall be construed in accordance with the laws of the State of Michigan. Wherever possible each provision of this Security Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Security Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Security Agreement.

16. The Debtor has duly and validly authorized and executed this Security Agreement and the Debtor has full power to enter into and perform this Security Agreement, and neither the execution and delivery of this Security Agreement nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which the Debtor is a party or by which the Debtor or the Collateral is bound. The persons who have executed this Security Agreement on behalf of the Debtor are duly authorized to do so.

17. The covenants and conditions of this Security Agreement shall apply to and be binding upon the successors and assigns of the Debtor and shall inure to the benefit of the Secured Party, or its successors and assigns.

18. It is agreed that each and every of the rights, remedies and benefits provided by this Security Agreement shall be cumulative, and shall not be exclusive of any other of said rights, remedies and benefits, allowed by law or in equity.

19. This Security Agreement shall terminate and be extinguished upon payment of the entire principal balance due under the Promissory Note and the performance and payment of all obligations of Debtor under the Security Agreement and Assignment.

20. The Debtor hereby authorizes and irrevocably appoints the Secured Party as its attorney-in-fact to file any Financing Statement that may be necessary to perfect or continue the security interest granted by the Debtor to the Secured Party under the Security Agreement.

IN WITNESS WHEREOF, this Security Agreement has been duly executed as of this 11th day of November, 2008.

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC, Its General Partner

By: Robert A. Hollen [signature]

Its: Managing Member

Address of Debtor:
315-130 North Telegraph Road
Waterford, Michigan 48328

DEBTOR

KADRY PROPERTY MANAGEMENT, LLC

By: O. Kadry [signature]
Othman Kadry

Its: Member

County where Debtor's principal place of business is located in Oakland County

SECURED PARTY

EXHIBIT A

SCHEDULE OF PERSONAL PROPERTY

G:\G - L:\Kadry\Baseball Heroes\Security Agreement-Other Assets v4.doc

SECURITY AGREEMENT AND ASSIGNMENT

This Security Agreement and Assignment, made this 11th day of NOVEMBER, 2008, by and between Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (hereinafter the "Debtor-Assignor"), and Kadry Property Management, LLC, a Michigan limited liability company (hereinafter referred to as the "Secured Party-Assignee").

WITNESSETH

WHEREAS, the Debtor-Assignor is obligated for the payment to the Secured Party-Assignee of a Promissory Note of even date herewith, in the face amount of Three Hundred Fifty Thousand and 00/100 ($350,000.00) Dollars (herein referred to as the "Note"); and

WHEREAS, the Debtor-Assignor is a Member of Frontier Professional Baseball, Inc., an Ohio non-profit corporation (hereinafter the "League"), whose Members own and operate professional baseball teams, within those cities or areas as designated by the Members of the League, and the Debtor-Assignor, as a Member of the League, owns and operates a professional baseball team known as the Midwest Sliders (hereinafter the "Team"); and

WHEREAS, as part of its Membership in the League, the Borrower is obligated to comply with the Articles of Incorporation, the Code of Regulations, the By-Laws and other rules and regulations of the League (the "League Rules"); and

WHEREAS, the Debtor-Assignor's principal place of business is located at 277 Summit Drive, Waterford, Michigan 48328; and

WHEREAS, the Team currently plays at various localities throughout the League's venues and intends to utilize the baseball field at Eastern Michigan University in Ypsilanti, Michigan in 2009, as its home field; and

WHEREAS, the Debtor-Assignor may change the name of the Team in the future to the Oakland County Cruisers; and

WHEREAS, the Debtor-Assignor intends to own and operate a baseball academy, known as Oakland County Cruisers Baseball Academy, or such other name as determined by the Debtor-Assignor (the "Academy"), at 277 Summit Drive, Waterford, Michigan 48328; and

WHEREAS, the Debtor-Assignor has agreed to grant to the Secured Party-Assignee a security interest in its Membership interest in the League, and any Membership interest in the League hereafter acquired, for the purpose of securing the payment of the Note; and

WHEREAS, the Note is also secured by a security agreement (the "Asset Security Agreement") covering the fixtures and personal property of the Debtor-Assignor, including the professional baseball team owned and operated by the Debtor-Assignor and known as the Midwest Sliders; and

WHEREAS, the Borrower has also granted a Mortgage to Timana, LLC, a California limited liability company, covering real property owned by the Borrower and located in Waterford, Michigan (the "Mortgage"); and

WHEREAS, the Borrower has entered into a Lease dated May 29, 2008, between Summit West Investments, L.L.C., a Michigan limited liability company, as Landlord, and the Borrower, as Tenant, covering premises located at 277 Summit Drive, Waterford, Michigan 48116 (the "Lease").

NOW, THEREFORE, and to secure the performance and satisfaction of the payment of the Note, and any other obligations in the Note or as hereinafter set forth in this Security Agreement and Assignment, the parties hereto do hereby agree as follows:

1. The Debtor-Assignor hereby grants to the Secured Party-Assignee a security interest in all of its rights, title, and interests in its Membership Interest in the League, and any Membership interest in the League hereafter acquired, of whatever nature, and all accounts receivable, choses in action, general intangibles, and rights to payment now owned or hereafter acquired by the Debtor-Assignor in connection with or arising from its status as a Member of the League, and all products and proceeds of all of the foregoing, of whatever nature (hereinafter the "Membership Interest"), all to secure any and all obligations of the Debtor-Assignor to the Secured Party-Assignee arising out of the Note.

2. Debtor-Assignor hereby agrees that upon default in payment of the Note, a default in or violation of the League Rules, a default under this Security Agreement and Assignment, a default under the Asset Security Agreement, a default under the Mortgage, a default under the Lease, or a voluntary termination by Debtor-Assignor of its Membership Interest in the League, at the option of Secured Party-Assignee, and if Debtor-Assignor fails to cure said default or violation, (i) within ninety (90) days or by July 31, 2009, whichever is earlier, in the case of a default under the Note, or (ii) within fifteen (15) days in all other cases, after written notice of said default or violation to Debtor-Assignor, Debtor-Assignor's Membership Interest and its entire right, title and interest therein, shall be deemed transferred, conveyed and assigned to Secured Party-Assignee, pursuant to the League's Consent to this Security Agreement and Assignment attached hereto and incorporated herein, effective at the end of said ninety (90) day period or fifteen (15) day period, as the case may be, or upon Secured Party-Assignee's subsequent election to accept the aforesaid assignment, as noted in Paragraph 7. Secured Party-Assignee shall have the right to cure any default or violation by Debtor-Assignor under the League Rules, without effectuating the above assignment of the Membership Interest. In any event, Debtor-Assignor agrees to indemnify and hold Secured Party-Assignee harmless with respect to any claims, demands and liabilities, including costs and reasonable attorney fees, made, asserted or enforced against Secured Party-Assignee based upon facts or events arising out of the League Rules, including but not limited to any amounts Secured Party-Assignee pays to

cure any default or violation by Debtor-Assignor under the League Rules, whether required by the League to effectuate the assignment of the Membership Interest, or if paid by Secured Party-Assignee, without the assignment.

In the event that Secured Party-Assignee shall pay any amounts to the League for the purpose of curing any default or violation of Debtor-Assignor under the League Rules, said amounts shall be payable by Debtor-Assignor to Secured Party-Assignee immediately upon demand. Any such costs shall be added to the principal balance of the Note until paid. Failure to make any such payments when requested, shall constitute a default by Debtor-Assignor hereunder.

3. In addition to the remedy set forth in Paragraph 2 above, the Debtor-Assignor hereby authorizes the Secured Party-Assignee, upon a default in or violation of the League Rules, a default under this Security Agreement and Assignment, a default under the Asset Security Agreement, a default under the Mortgage, a default under the Lease, or a voluntary termination by Debtor-Assignor of its Membership Interest in the League, at the option of Secured Party-Assignee, and if Debtor-Assignor fails to cure said default or violation, (i) within ninety (90) days or by July 31, 2009, whichever is earlier, in the case of a default under the Note, or (ii) within fifteen (15) days in all other cases, after written notice of said default or violation to Debtor-Assignor, to sell all of the Debtor-Assignor's Membership Interest, with the approval of the League and pursuant to the League Rules, at public or private sale, with or without notice, and to purchase at such sale and to apply the proceeds, after deducting all expenses of collection and sale, including any attorney fees necessary therein, in payment of any liabilities secured thereby. In case of a deficiency, the Debtor-Assignor agrees to pay to the Secured Party-Assignee the amount of such deficiency forthwith after such sale, with interest at the rate of interest set forth in the Note. The Assignee is authorized to cause said collateral or any part thereof to be transferred to or registered in its own name, or the name of any other person, firm or corporation, with or without designation as pledgee or other reference thereto. Each endorser hereof, original or subsequent, hereby waives presentment, demand, protest and notice of dishonor and agrees that he shall not be released or discharged by reason of substitution, release or sale of any part of the collateral securing this Security Agreement and Assignment.

4. A default under the Note, this Security Agreement and Assignment, the Asset Security Agreement, the Mortgage, the Lease, or the League Rules shall constitute a default under each of the Note, this Security Agreement and Assignment and the Asset Security Agreement. The Debtor-Assignor agrees to notify the Secured Party-Assignee of any default under the Note, this Security Agreement and Assignment, the Asset Security Agreement, the Mortgage, the Lease, or the League Rules, including but not limited to any of the defaults referred to in Paragraph 8, immediately after the occurrence of such default.

5. The Debtor-Assignor hereby represents and warrants to the Secured Party-Assignee that no other person, firm or corporation as of the date hereof, either by virtue of any previous assignment or otherwise, has any title to or right in the Membership Interest, that no financing statement is on file in any public office in respect thereto, and the Debtor-Assignor

agrees that at any time, and from time to time, upon the request of the Secured Party-Assignee, it will execute and deliver such other instruments and documents and do such other acts and things as the Secured Party-Assignee may request in order to further effectuate the purpose of this Security Agreement and Assignment. Further, the Debtor-Assignor hereby authorizes and irrevocably appoints the Secured Party-Assignee as its attorney-in-fact to file any Financing Statement that may be necessary to perfect or continue the security interest granted by the Debtor-Assignor to the Secured Party-Assignee under this Security Agreement and Assignment.

6. The Secured Party-Assignee shall be entitled to any and all other remedies given to a secured party upon default by the Uniform Commercial Code (as adopted and amended in Michigan), subject to the League Rules.

7. The remedies provided herein in favor of the Secured Party-Assignee shall not be deemed exclusive, but shall be cumulative, and shall be in addition to all other legal and equitable remedies which the Secured Party-Assignee may have, including specifically, the right of the Secured Party-Assignee to pursue any remedies for collection of the Note afforded in law or equity as to any balance that might remain owing to the Secured Party-Assignee thereunder before or after the exercise of the Secured Party-Assignee's rights hereunder, and to exercise the remedies of assignment and/or sale afforded to the Secured Party-Assignee, in Paragraphs 2 and 3, respectively. Further, in the event that Secured Party-Assignee should elect its remedy of sale under Paragraph 3, the Secured Party-Assignee shall have the right to subsequently exercise its right of assignment under Paragraph 2, in lieu of its remedy under Paragraph 3.

8. The occurrence of any of the following events shall constitute a default under this Security Agreement and Assignment:

(a) Nonpayment of the Note;

(b) A default in or violation of any of the League Rules;

(c) A default in the Asset Security Agreement;

(d) A default in the Mortgage;

(e) A default in the Lease;

(f) The Debtor-Assignor fails to operate the Team;

(g) The Debtor-Assignor fails to operate the Academy after it commences operation thereof;

(h) The Debtor-Assignor (i) becomes insolvent or unable to pay debts as they mature, (ii) has a receiver appointed for all or any portion of its assets, or (iii) makes an assignment for the benefit of creditors;

(i) Any proceedings are instituted by or against the Debtor-Assignor alleging that said party is insolvent or unable to pay debts as they mature;

(j) A petition of any kind is filed under the Federal Bankruptcy Act by or against the Debtor-Assignor;

(k) The sale, transfer, lease or other disposition of the Membership Interest or any interest therein, without the prior written consent of the Secured Party-Assignee, and such sale, transfer, lease or other disposition shall be null and void;

(l) A voluntary termination by Debtor-Assignor of its Membership Interest in the League, and such voluntary termination shall be null and void;

(m) A dissolution, merger or consolidation, or transfer of a substantial part of the property of the Debtor-Assignor occurs;

(n) Failure of the Debtor-Assignor to perform any other obligations under the Note, this Security Agreement and Assignment, the Asset Security Agreement, the Mortgage, the Lease, or the League Rules.

9. If the Debtor-Assignor makes an unauthorized disposition of the Membership Interest, the Secured Party-Assignee shall have a security interest in and to the proceeds of such disposition in whatsoever form they are received by the Debtor-Assignor. This extension of the security interest to proceeds shall in no way be implied to grant the Debtor-Assignor a power of disposition of the Membership Interest, without the express written consent of the Secured Party-Assignee.

10. In the event of a default hereunder, the Debtor-Assignor shall be responsible for all costs, including reasonable attorney fees, incurred by the Secured Party-Assignee in connection with the enforcement of this Security Agreement and Assignment. Any such costs shall be added to the principal balance of the Note. It is agreed that any delay or omission on the part of the Secured Party-Assignee in exercising any right hereunder shall not operate as a waiver of such right or of any other right under this Security Agreement and Assignment. A waiver on one occasion shall not be construed as a bar to or waiver of any such right or remedy on any future occasion.

11. Whenever notice is required under this Security Agreement and Assignment or the attached Consent of the League, it shall be deemed sufficient notice and service thereof, if such notice is in writing, addressed to the parties as noted below and deposited in the mail with postage prepaid, by certified mail, return receipt requested, or deposited with a reputable overnight courier service such as Federal Express:

Debtor-Assignor:	Baseball Heroes of Oakland County Limited Partnership 315-130 North Telegraph Road Waterford, MI 48328
Secured Party-Assignee:	Kadry Property Management, LLC 263 Pine Ridge Bloomfield Hills, MI 48304
League:	Frontier Professional Baseball, Inc. c/o Kevin Rouch, Esq. 1540 W. Fifth Ave. Columbus, OH 43212

12. Time shall be of the essence of this Security Agreement and Assignment.

13. No delay on the part of the Secured Party-Assignee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Secured Party-Assignee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy.

14. The neuter pronoun, when used herein, shall include the masculine and feminine and also the plural.

15. This Security Agreement and Assignment has been delivered in Michigan and shall be construed in accordance with the laws of the State of Michigan. Wherever possible each provision of this Security Agreement and Assignment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Security Agreement and Assignment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Security Agreement and Assignment.

16. The Debtor-Assignor has duly and validly authorized and executed this Security Agreement and Assignment and the Debtor-Assignor has full power to enter into and perform this Security Agreement and Assignment, and neither the execution and delivery of this Security Agreement and Assignment nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which the Debtor-Assignor is a party or by which the Debtor-Assignor or the Collateral is bound. The persons who have executed this Security Agreement and Assignment on behalf of the Debtor-Assignor are duly authorized to do so.

17. The covenants and conditions of this Security Agreement and Assignment shall

apply to and be binding upon the successors and assigns of the Debtor-Assignor and shall inure to the benefit of the Secured Party-Assignee, or its successors and assigns.

18. The above Assignment shall be effective upon approval by the Limited Partners of the Debtor-Assignor and the Consent to Security Agreement and Assignment by the League set forth below.

19. The above Assignment is hereby accepted by the Secured Party-Assignee.

IN WITNESS WHEREOF, the undersigned have hereunto signed this instrument as of the day and year first above written.

Witnessed By:

DEBTOR - ASSIGNOR

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC, Its General Partner

By: ____________________

Its: Managing Member

SECURED PARTY - ASSIGNEE

KADRY PROPERTY MANAGEMENT, LLC

By: ____________________
Othman Kadry

Its: Member

CONSENT TO SECURITY AGREEMENT AND ASSIGNMENT

Frontier Professional Baseball, Inc., an Ohio non-profit corporation (hereinafter the "League"), acknowledges receipt of a copy of a certain Security Agreement and Assignment executed in favor of Kadry Property Management, LLC, the Secured Party-Assignee, the terms of which are set forth above, and acknowledges that pursuant to said Security Agreement and Assignment, the Debtor-Assignor, Baseball Heroes of Oakland County Limited Partnership, agrees to assign its Membership Interest in the League to the Secured Party-Assignee or agrees to the sale of said Membership Interest, in the event of a default by the Debtor-Assignor in the performance of certain obligations under any of a certain Promissory Note, the Security Agreement and Assignment, an Asset Security Agreement executed by the Debtor-Assignor in connection with Note, a Mortgage, a Lease, or the League Rules.

In the event the Secured Party-Assignee effectuates its rights under said Security Agreement and Assignment, under Paragraph 2 thereof, to an assignment of the Debtor-Assignor's Membership Interest in the League to the Secured Party-Assignee (the "Asignment"), the League consents to the aforesaid Assignment of the Debtor-Assignor's Membership Interest and said Secured Party-Assignee shall be a Member of the League in all respects and with all rights and obligations attendant thereto, as if the transfer of a membership in the League had been approved, pursuant to Section 1 of the Code of Regulations of the League, as may be hereafter amended, effective upon the effectuation of the Assignment and in consideration for the payment by the Secured Party-Assignee of any past due amounts owed by the Debtor-Assignor to the League at the time of Secured Party-Assignee's effectuation of said Assignment. Secured Party-Assignee further agrees to be bound by the Articles of Incorporation, the Code of Regulations, the By-Laws, and any other rules and regulations of the League, upon acquiring the Membership Interest of the Debtor-Assignor, from and after Secured Party-Assignee's effectuation of said Assignment and not prior thereto. The League further agrees to give Secured Party-Assignee written notice in the event the Debtor-Assignor is in default or violation of the League rules, and shall afford Secured Party-Assignee thirty (30) days to cure said default.

Further, in the event the Secured Party-Assignee effectuates its rights under said Security Agreement and Assignment, under Paragraph 3 thereof, to a sale of the Debtor-Assignor's Membership Interest in the League (the "Sale"), the League consents to the aforesaid sale of the Debtor-Assignor's Membership Interest, pursuant to the League rules governing the sale of membership interests in the League, including any involvement or direction of the League in the actual sale, if required by the League.

The League agrees to the Secured Party-Assignee's right to elect to pursue its remedy of assignment under Paragraph 2 of the Security Agreement and Assignment, after it has previously elected its remedy of sale under Paragraph 3 of the Security Agreement and Assignment.

The League also agrees that, in the event of any voluntary termination by Debtor-Assignor of its Membership Interest in the League, such voluntary termination shall be null and void, until the Secured Party-Assignee has been given thirty (30) days by the League to exercise its rights under the Security Agreement and Assignment, as noted above.

Dated: ________________, 2008.

WITNESSED BY:

FRONTIER PROFESSIONAL BASEBALL, INC.

____

By:

Its: ___________________________

LEAGUE

\\Kadrv\Baseball Heroes\Security Agreement-League Membership v4.doc

EXHIBIT 6.2

PROMISSORY NOTE, MORTGAGE AND RELATED SECURITY AGREEMENTS BETWEEN COMPANY AND TIMANA, LLC DATED JULY 21, 2008, FOR PURCHASE OF STADIUM PROPERTY

PROMISSORY NOTE

July 21, 2008

$749,250.00

FOR VALUE RECEIVED, the undersigned, Baseball Heroes of Oakland County, L.P. ("Maker") whose address of record is ______________________________ promises to pay to the order of Timana, LLC or the lawful holder of this Note ("Holder"), without grace, deduction, offset, extension, credit, notice or demand, at the office of Holder at 12121 Wilshire Blvd., Ste. 1400, Los Angeles, California, 90025, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of SEVEN HUNDRED FORTY NINE THOUSAND TWO HUNDRED FIFTY AND 00/100 DOLLARS ($749,250.00) together with interest on so much thereof as is from time to time outstanding and unpaid, from the date of the advance of the principal evidenced thereby and other good and valuable consideration which is hereby acknowledged by Maker, as hereinafter provided.

ARTICLE I - TERMS AND CONDITIONS

1.1 Payments. Commencing as of June, 2008 Maker shall make one hundred twenty (120) equal monthly payments to Holder in the amount of $8,699.43 on or before the fifth (5th) calendar day of each calendar month.

1.2 Computation of Interest. Interest shall be computed hereunder on a 360-day year and paid for on the actual number of days elapsed for any whole or partial month in which the interest is being calculated. Interest shall accrue at the rate of seven percent (7.0%).

1.3 Application of Payments. Each payment shall be applied first, to any amount hereafter advanced by Holder hereunder or under any other loan document, second, to any late fees and other amounts payable to Holder, third, to the payment of accrued interest and last to reduction of principal.

1.4 Maturation. This Promissory Note shall mature on May 1, 2018 at which time the balance of the outstanding principal sum of this Promissory Note, together with any and all accrued but unpaid interest and other charges under this Promissory Note, shall be due and payable.

1.5 Prepayment. This Note shall be pre-payable upon no less than sixty (60) days written notice to Holder

ARTICLE II - COLLATERAL

2.1 Collateral. The payment, performance and satisfaction of Maker's debts, duties, liabilities and obligations under this Note are and shall be fully secured by the Baseball Heroes of Oakland County, L.P.'s interest in that certain real property consisting of approximately ten (10) acres located at the North-West Corner of East Mall Drive and Summit Drive in Waterford, Michigan (the "Collateral").

2.2 Transfer of the Collateral. The terms of this Note apply to, inure to the benefit of, and bind all parties hereto, their heirs, legatees, devisees, administrators, executors, successors and assigns. Maker shall not sell, transfer, convey, exchange, assign, lease, sublease, pledge, hypothecate or encumber, voluntarily, involuntarily, by operation of law or otherwise (collectively, a "**Transfer**") the Collateral or any portion thereof or interest therein without the prior written consent of Holder. Holder may grant or deny such consent in its sole discretion and, if consent should be given, any such Transfer shall be subject to (and, in the case of an encumbrance, subordinate to) the Collateral, and to such conditions as Holder may impose in its sole and absolute discretion. The sole exception to the above prohibition against Transfer shall be Maker's absolute right to subordinate this Note to such financing as Maker may require to construct a stadium on the above-referenced property, provided that said financing must be provided by an institutional lender. In the event of any such prohibited Transfer without the prior written consent of Holder, Holder may, at its option, without demand or notice, declare all sums secured hereby immediately due and payable. Consent to one such Transfer shall not be deemed to be a waiver of the right to require consent to future or successive Transfers. As used herein, "Transfer" shall include the sale, agreement to sell, option to sell, conditional sale, exchange, transfer, assignment, leasing, subleasing or conveyance of Maker's interest in the Collateral, or any portion thereof or interest therein. "Transfer" shall also include any security transaction, or, in the event Maker is a partnership, limited liability company, joint venture, trust or corporation, the sale, assignment, conveyance, transfer, disposition, pledge, hypothecation or encumbering of any of the capital stock of Maker or of any part of the beneficial or ownership interest of such partnership, limited liability company, venture or trust, or a withdrawal, dissolution, termination, substitution or change of any general partner or any joint venturer of Maker, whether voluntarily, involuntarily, by operation of law, or otherwise. The term "Transfer" shall also include any such Transfer with respect to any capital stock and/or any beneficial or ownership interest in any general partner, joint venturer or shareholder of Trustor.

2.3 Status of Collateral. Maker hereby covenants to execute and deliver to Holder the status of the Collateral, and/or such other matters as Holder may require, immediately upon request therefor by Holder, and to immediately deliver to Holder such information, financial statements and other documents or items as Holder may require from Maker from time to time.

ARTICLE II - DEFAULT

3.1 Events of Default:

3.1.1 It is hereby expressly agreed that should Maker fail to make any payment of interest and/or principal, including the final payment on or before the Maturity Date then the unpaid principal balance hereof together with accrued but unpaid interest hereon, and such other charges due and payable by Maker hereunder shall become immediately due and payable, without notice or demand, at the option of the holder hereof and shall bear interest at the default rate of interest hereinabove specified until paid in full.

3.1.2 It is hereby expressly agreed that should Maker breach any provision of this Promissory Note, including any and all representations and/or warranties in this Promissory Note then the unpaid principal balance hereof together with accrued but unpaid interest hereon, and such other charges due and payable by Maker hereunder shall become immediately due and payable, without notice or demand, at the option of the holder hereof and shall bear interest at the default rate of interest hereinabove specified until paid in full.

3.1.3 It is hereby expressly agreed that should Maker breach any provision of the Pledge, including, but not limited to any and all representations and/or warranties then the unpaid principal balance hereof together with accrued but unpaid interest hereon, and such other charges due and payable by Maker hereunder shall become immediately due and payable, without notice or demand, at the option of the holder hereof and shall bear interest at the default rate of interest hereinabove specified until paid in full.

3.2 Default Rate of Interest. Any payment on this Promissory Note not paid when due (including sums due by reason of acceleration of this Promissory Note), at the option of the holder, shall bear interest as of the date said payment is overdue until paid in full, at the rate per annum equal to the lesser of (a) fourteen percent (14%) per annum, or (b) the maximum rate of interest, if any, which may be charged or collected from Maker under applicable law.

3.3 Expenses on Default. Maker expressly promises to pay all attorneys' fees and costs and other fees and costs (including, without limitation, trustees', consultants' and/or accountants' expenses) incurred by the Holder hereof in connection with the interpretation, collection and/or enforcement of this Promissory Note (whether or not legal proceedings are brought by Holder), including, without limitation any such fees and expenses incurred by Holder in connection with, related to, or arising out of any judicial or non-judicial foreclosure proceedings.

3.4 Waiver. The Maker and endorsers severally waive presentment, protest and demand, notice of protest, demand and of dishonor and nonpayment of this Note, and expressly agree that this Note, or any payment hereunder, may be extended from time to time by Holder without in any way affecting the liability of the Maker and endorsers hereof.

3.5 Holder's Right to Cure. Holder shall have the full right, but not the obligation, to cure any default under, or to acquire, pay down, pay off or otherwise satisfy, any lien, encumbrance, security interest or claim which affects or may affect the Collateral, or any part thereof or interest therein, and if Holder pays or satisfies any such lien, encumbrance, security interest or claim or makes any payment or cures any default thereunder, or makes any other advance hereunder or under any of the Loan Documents, Holder may add any amounts so paid to the amounts secured by the Collateral, and any and all such amounts shall be paid by Maker to Holder upon demand, shall bear interest at the same rate specified to be paid on outstanding indebtedness under this Note, compounded monthly, until paid, and all such amounts shall be secured by the Collateral until paid.

4.5 Confidentiality. The contents of this Promissory Note, as well as other documents and the parties discussions pertaining to it, are confidential, and the parties will not disclose or allow the disclosure of any information concerning this Agreement and its performance. This covenant not to disclose shall not apply to disclosures to any governmental agency, which, the disclosing party believes in good faith, is required by pertinent law or regulation or to the parties' employees, agents or attorneys.

IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal as of the date first above written.

Baseball Heroes of Oakland County, L.P.

By: [signature], managing member [illegible]
Its: General Partner, Baseball Heroes of Oakland County, LP

REAL ESTATE MORTGAGE

This Real Estate Mortgage ("Mortgage") is made this 21st day of July, 2008, by Baseball Heroes of Oakland County, LP, a Michigan Limited Partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Mortgagor"), to Timana, LLC, a Calilfornia Limited Liability Company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender").

WITNESSETH:

That Mortgagor, in consideration of the principal amount of Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars loaned to it by the Lender, and in order to secure payment of the Indebtedness, as such term and other capitalized terms are defined below or elsewhere in this Mortgage, and the performance of the covenants and conditions hereof, **Mortgagor hereby mortgages and warrants to Lender,** its successors and assigns, all right, title and interest of Mortgagor in or to the "Premises" located in the Township of Waterford, County of Oakland, State of Michigan, described on the Rider attached hereto together with all Improvements now existing or subsequently constructed on the Premises.

This Mortgage secures Mortgagor's performance of the covenants and agreements herein contained and contained in any Loan Document (as hereinafter defined) between Mortgagor and Lender and the payment of any and all Indebtedness (as hereinafter defined) of any and every kind and nature now or hereafter owing and becoming due from the Mortgagor to Lender, or to the holder or assignee of any promissory note or this Mortgage, including, but not limited to, the payment when due of the Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollar Promissory Note of even date herewith executed by Mortgagor, and all amendments, modifications, renewals, and extensions thereof ("Note").

It is agreed that this Mortgage shall constitute and be security for the payment and performance of the Indebtedness, whether or not the Indebtedness is related to the transaction described in this Mortgage by class or kind and whether or not contemplated by the parties at the time of granting this Mortgage, and notice of the continuing lien of this Mortgage as security for the repayment of the Indebtedness shall not be required to be stated on the face of any instrument, document, guaranty, or other agreement representing any Indebtedness, nor need any Indebtedness be otherwise identified as being secured hereby. If any Indebtedness shall remain, or become that of less than all of the Mortgagors, any Mortgagor not liable therefor hereby expressly hypothecates such Mortgagor's interest in the Premises to the Lender, without restriction or limitation, to the extent required to satisfy the Indebtedness. THIS MORTGAGE SECURES FUTURE ADVANCES, IF ANY, AND IS A FUTURE ADVANCE MORTGAGE UNDER ACT NO. 348 OF THE PUBLIC ACT OF 1990, AS AMENDED (MCLA 565.901 et seq.).

This Mortgage also constitutes a security agreement and financing statement securing the payment and performance of the Indebtedness, and Mortgagor hereby assigns and grants to Lender a security interest in and lien against the following assets whether now owned or subsequently acquired or arising: Contract Rights, Fixtures, Goods, building materials and equipment related to the Premises, in which the Mortgagor now has or subsequently acquires any interest, whether or not the materials and equipment are located on the Premises and all proceeds, products, profits, or royalties of any of the foregoing. Upon Mortgagor's default, Lender, in addition to all remedies provided herein or provided by law, shall have those remedies permitted the holder of a security interest as set forth under the Michigan Uniform Commercial Code. Mortgagor agrees to execute and deliver, on demand of Lender, such security instruments, or other instruments in recordable form as Lender may request and to pay for all costs associated therewith. Borrower hereby authorizes Lender to file financing statements consistent with Borrower's grant of security interests to Lender. This Mortgage secures the financing provided for by the Loan Agreement of even date between Lender and Mortgagor.

As additional security for the Indebtedness, the Mortgagor assigns to Lender all of Mortgagor's rights and interest in all licenses or permits affecting the Premises. The assignment shall not impose upon the Lender any obligations with respect to any license or permit. Mortgagor shall not cancel or amend any of the licenses or permits assigned (nor permit any of them to terminate if they are necessary or desirable for the operation of the Premises) without first obtaining written approval of Lender. As additional security for the payment of the Indebtedness and performance of this Mortgage, Mortgagor grants a security interest to Lender in all deposits or other accounts with Lender, if any.

FOR THE PURPOSE OF THIS MORTGAGE AND UNLESS THE CONTEXT SHALL OTHERWISE REQUIRE:

A. Collateral means and includes, but is not limited to, all Fixtures, Improvements, Goods, Premises and all assets of Mortgagor in which Lender shall have a lien, security interest, mortgage or encumbrance under this Mortgage or any other security document.

B. Contract Rights and General Intangibles (referred to as "Contract Rights") means and includes but is not limited to, all right now existing or subsequently acquired arising or accruing to Mortgagor under any contract or agreement that Mortgagor may now or subsequently have with any architects, engineers, construction managers, contractors, sub-contractors, laborers, material men or designers who are or may be providing or assisting in Improvement or plans for the improvement of the Premises, whether or not those rights are subject to the Uniform Commercial Code. Contract Rights means all intangible property of Mortgagor, whether now existing or subsequently acquired, arising or accruing, including, without limitation, general intangibles; rights to any utility deposit, cash or security deposit or other deposit related to the Premises; all escrow agreements related to the Premises; all rights under any escrow agreement and all condominium or other escrow accounts related to the Premises; condemnation awards; all claims for damages or other claims relating to the Premises; licenses and permits usable in connection with the Premises; all insurance policies covering all or any part of the Premises or other collateral and insurance deposits and refunds; rights to any proceeds of a lease, sale, option or other disposition of all or any portion of the Premises or the collateral; advance rentals and land contract payments; all developers rights relating to the Premises; and all drawings, plans and specifications relating to the Premises which have been prepared by Mortgagor or in which Mortgagor has an interest even though prepared by any other person.

C. Events of Default means any of those acts, events or omissions set forth at the paragraph 12 entitled "Events of Default."

D. Fixtures means and includes (in addition to the meaning ascribed to "fixtures" under the Uniform Commercial Code) but is not limited to the following: any and all goods and equipment which are or may hereafter become Mortgagor's fixtures and are located upon or within the Premises or are now or hereafter attached to or installed in or used in connection with any of the Premises or fixtures including any and all machinery, apparatus, equipment, appliances, carpeting, petitions, screens, awnings, motors, engines, boilers, furnaces, heating, lighting, ventilation, air cooling, air conditioning, refrigeration, power apparatus, pipes, plumbing, tanks, conduits, lifting, cleaning, fire extinguishing systems, gas water and electrical equipment, elevators, escalators, cranes, platforms, docks, bins, cabinets, shelving, partitions, floor coverings, ducts and compressors, sanitary sewer systems, septic tile fields and related pumps and equipment, water pipes, water systems and related equipment, flowers, shrubs and trees, crops, farm products, supplies used or produced in farming operations, timber, minerals (including oil and gas) and any royalty interest therein. The above items, including replacements and proceeds, are fixtures under the terms of this Mortgage whether now owned or subsequently acquired, whether used or useable in connection with any present or future operation of the Premises and whether located on the Premises or intended to be used in connection with the Premises. Fixtures includes all building materials and equipments related to the Premises in which Mortgagor now has or subsequently acquires any interest, whether or not the materials and equipment are located on the Premises.

E. Goods means all items of personal property of every kind, nature and description which are not fixtures and which are now or hereafter owned by Mortgagor or in which Mortgagor has an interest and are located upon or acquired for use in connection with the Premises and include but are not limited to, equipment, uninstalled building materials, plans and specifications relating to improvements on the Premises, and all replacements thereof or additions thereto and all proceeds of such goods.

F. Improvements means and includes, but is not limited to, all buildings, structures and improvements now existing or subsequently erected below, on or above the Premises, including all Fixtures and Goods.

G. Indebtedness is intended to be interpreted liberally, and it means all obligations, indebtedness and liabilities of Mortgagor to Lender of whatever kind, nature and description, whether primary, secondary, absolute, contingent or likely, due or to become due, and whether now existing or subsequently arising or acquired, whether or not evidenced by a note, whether joint, joint and several, or several, including by way of illustration and not limitation: (a) the Note of even date and all other claims, notes, loans, debts, indebtedness, interest, advances, service fees, audit fees, and borrowings whether dated as of the date of this Mortgage or otherwise, and all substitutions, modifications, amendments, extensions, ratifications or renewals of any of them;

(b) All future advances made by Lender to Mortgagor, if any, in connection with agreements between Mortgagor and Lender whether dated as of the date of this Mortgage or otherwise, whether in the form of refinancings or otherwise, and whether made at Lender's option or otherwise; (c) All credit or credit accommodations; extensions of credit; guaranties and contracts of suretyship; issuance or confirmation of letters of credit or creation of acceptances; payments against uncollected or insufficient funds; discounts or purchases of accounts, leases, instruments, securities, documents, chattel paper and other security arrangements; obligations arising out of any contracts or agreements between Mortgagor and Lender; (d) All future advances made by Lender for the protection or preservation of Lender's rights or interest arising under this Mortgage or in the Collateral, including by way of illustration and not limitation, advances for taxes, levies and assessments, insurance or maintenance of the Collateral and reasonable attorneys' fees; (e) All covenants, promises, obligations, or undertakings of Mortgagor to perform acts or refrain from taking action to or for the benefit of Lender; and (f) All costs, expenses and attorneys' fees incurred by Lender in the protection, enforcement or collection of any of the foregoing.

H. Lease(s) means and includes, but is not limited to, any lease or contract for lease, rental or sale of any portion of the Premises, whether such lease or contract is now in existence or executed in the future covering all or any part of the Premises, together with all amendments, extensions, renewals, modifications or replacements of any lease; all rents, income, royalties, interests, profits, accounts, and other payments, including taxes and insurance escrows, security deposits, due and becoming due under any lease; and all guaranties of the indebtedness of the lessees, vendees or obligors under any provisions thereof and otherwise.

I. Loan Document means all agreements and undertakings made by Mortgagor or others to Lender in connection with this Mortgage, any other loan agreement or the Indebtedness, including without limitation, the Note, any mortgage, assignment of leases and rents, contract assignments, security agreement, guaranty(s), pledge, financing statement and all other documents and instruments previously, now or subsequently furnished to Lender to evidence or secure payment or performance of any of the Indebtedness.

J. Mortgage means this Real Estate Mortgage.

K. Premises means all of the real estate or other property described in the attached Exhibit "A" together with all structures, Improvements and Fixtures now or hereafter located thereon and to all privileges, tenements, hereditaments, appurtenances, accessions, minerals, oil and gas rights and profits, water and water rights, vacated alleys, streets and sidewalks, easements, licenses, privileges, rights or way, reversions, remainders and all rights, title, interest, property, claims and demands of Mortgagor therein now or hereafter belonging or in any way pertaining thereto and to the rents, profits, income and leases of the Premises and to the Fixtures, Goods and all other personal now owned and hereafter acquired which is now or hereafter located in or upon the real estate and which pertains to or in any way is useful in the rental, use, occupancy, operation or maintenance of said premises; all interests, estate or other claims, both in law and in equity, which Mortgagor now has or may subsequently acquire in the real estate, Fixtures, Goods, and Contract Rights.

MORTGAGOR WARRANTS, COVENANTS AND AGREES WITH LENDER THAT:

1. Mortgagor Payment And Performance. Mortgagor shall pay all Indebtedness in accordance with the terms of the promissory note(s), security agreement(s), guaranty(s), loan agreement(s), assignment(s) of leases and rents, or other agreement(s) executed by Mortgagor, and shall at all times promptly perform all of the terms, conditions, covenants, and agreements contained in this Mortgage and in all other agreements between the parties pertaining to the Indebtedness. The liability of Mortgagor to Lender under this Mortgage shall be absolute and unconditional, without regard to the liability of any guarantor, accommodation party, surety, or other party primarily or secondarily liable for any of the Indebtedness.

2. Title And Authority. Mortgagor has the power and authority necessary to execute and deliver this Mortgage. At the time of execution and delivery of this Mortgage, Mortgagor owns the Premises in fee simple, free of all claims, liens, easements and encumbrances thereon, except as have been disclosed to Lender in writing prior hereto. Mortgagor shall warrant and defend Mortgagor's title at Mortgagor's cost and expense. All leases are subordinate to this Mortgage. The lien created hereby is and shall be kept a first lien upon the Premises, and the security interest created hereby will be kept as a first security interest in and upon the Fixtures, Contract Rights and Goods and every part thereof. Mortgagor shall not grant or suffer a security interest in any of the Fixtures, Contract Rights or Goods prior to that granted to Lender, nor shall Mortgagor replace any Fixtures in which Lender has been granted a security interest hereby with leased property; Mortgagor specifically agrees that all after acquired Fixtures and Goods shall be owned by Mortgagor free of all claims of lessors and of all liens, encumbrances and security interests other than the security interest and liens created by this Mortgage.

3. Maintenance Of Premises. Mortgagor shall at all times preserve and maintain the Premises and every part thereof in good repair, working order and condition, and shall from time to time make all necessary improvements and repairs so that the Lender's security shall not in any way be impaired. Without the prior written consent of the Lender, the Mortgagor will not, remove, demolish or materially alter any building, structure or other Improvement forming part of the Premises nor otherwise reduce the value of the Premises, except for replacement, maintenance and relocation in the ordinary course of business. Lender shall have the right to enter upon and inspect the Premises at all reasonable times and if, upon inspection of the Premises, Lender shall determine that the Premises or any part thereof shall require repair, maintenance, or care of any kind which the Mortgagor shall, after reasonable notice from Lender, fail to perform, Lender may declare Mortgagor in default and/or Lender, or its agent, may enter and repair the Premises, and pay such amount therefor as the Lender in its sole judgment may deem to be appropriate. In such event, the entire costs incurred by Lender shall be added to the Indebtedness secured by this Mortgage, shall bear interest at the default rate set forth in any evidence of the Indebtedness, and shall be immediately due and payable to Lender.

4. Insurance. Mortgagor shall at all times keep the Premises insured against such risks, hazards, perils, and liability as are covered by extended coverage insurance, together with such additional coverages as Lender may require, and shall pay before the due date all premiums due on all such insurance coverages. Builder's all risk insurance shall be obtained during construction of any Improvements and any repair or restoration of the Premises in the minimum amounts for Hazard Insurance and Public Liability required by Lender. All insurance shall be in amounts and in forms and carried with insurance companies acceptable to Lender, and in the case of fire and extended coverage (or builder's risk) insurance shall not be for less than 100% of the full insurable value of the Premises, and the policies (or true copies thereof) together with all endorsements, renewals, and amendments thereto shall be delivered to Lender no later than fifteen (15) days prior to the effective date of such policy. All insurance policies shall have loss payable clauses, without contribution, and standard mortgagee clauses in favor of Lender, shall be in form acceptable to Lender, and shall be endorsed by the insurer to require thirty (30) days advance written notice to Lender of any cancellation or modification of coverages. In the event Mortgagor shall attempt to cancel, or materially alter, change, amend, modify, delete or reduce the coverage of any required policy of insurance without the prior written consent of Lender, such acts shall constitute an Event of Default hereunder.

Should the Mortgagor fail to insure or fail to pay the premiums on any required insurance or fail to deliver the policies or renewals as provided above, the Lender may have the insurance issued or renewed (and pay the premiums on it for the account of the Mortgagor) in amounts and with companies and at premiums as the Lender deems appropriate. If the Lender elects to have insurance issued or renewed to insure the Lender's interest, the Lender shall have no duty or obligation of any kind to also insure the Mortgagor's interest or to notify the Mortgagor of the Lender's actions. Any sums paid by the Lender for insurance, as provided above, shall be a lien upon the Premises, added to the amount secured by this Mortgage, and payable immediately by the Mortgagor to the Lender, with interest on those sums at the highest rate charged by the Lender on any of the Indebtedness (but not to exceed the maximum interest rate permitted by law).

In the event of sale or foreclosure under this Mortgage, any insurance policies in force or written during the pendency of those proceedings or during the period of redemption shall, if no redemption is made from foreclosure, become the property of the purchaser at the foreclosure sale. After the right of redemption has expired, the Mortgagor shall have no right, title or interest in or to the insurance policies or the cash surrender value. Mortgagor irrevocably appoints Lender its attorney-in-fact in Mortgagor's name, to assign and transfer all such policies and proceeds to such foreclosure sale purchaser.

In the event of loss or damage, the proceeds of all required insurance shall be paid to the Lender. No loss or damage shall itself reduce the Indebtedness. The Lender or any of its employees is each irrevocably appointed attorney-in-fact for the Mortgagor and is authorized to adjust and compromise each loss without the consent of the Mortgagor, to collect, receive and receipt for the insurance proceeds in the name of the Lender and the Mortgagor and to endorse the Mortgagor's name upon any check in payment of the loss. The proceeds shall be applied first toward reimbursement of all costs and expenses of the Lender in collecting the proceeds (including, without limit, court costs and attorneys' fees), and then toward payment of the Indebtedness or any portion of it, whether or not then due or payable and in whatever order of maturity as the Lender may elect, or the Lender, at its option, may apply the insurance proceeds, or any part of them, to the repair or rebuilding of the Premises. If the Lender elects to restore or repair the Premises, the Mortgagor and the Lender shall enter into a written agreement satisfactory to the Lender providing for the terms under which the insurance proceeds shall be released. Application of proceeds by the Lender toward later maturing installments of the Indebtedness shall not excuse the Mortgagor from making the regularly scheduled installment payments nor shall such application extend or reduce the amount of any of these payments. Upon any foreclosure sale or deed-in-lieu of foreclosure or similar transaction, all rights to all policies of insurance shall automatically pass to the purchaser or grantee thereat. If the Premises is located in an area which has been identified by the Secretary of Housing and Urban Development as a flood hazard area and in which flood insurance is available under the National Flood Insurance Act of 1968, as amended (the

"Act"), Mortgagor shall at all times keep the Premises covered by flood insurance in such amount as shall be required by Lender, up to the maximum limit of coverage available under the Act.

5. **Payment Of Taxes And Insurance.** Mortgagor shall pay, when first payable, all taxes, assessments and governmental charges, including sewer and water charges, that may have been levied, assessed or become liens against the Premises and all premiums on insurance covering the Premises. Mortgagor shall not be required to pay such tax, assessment or charge if Mortgagor is in good faith contesting the validity thereof, if and only if Mortgagor first deposits the amount thereof, together with interest and penalties, in a cash account with Lender until there is a final determination. If said property is sold at public tax sale, or at any time sooner at Lender's discretion, the Lender may pay said tax or assessment unless Mortgagor shall provide Lender with a surety bond to secure payment, which bond shall be issued by a surety company satisfactory to Lender.

6. **Escrow For Taxes And Insurance.** Subject to applicable law and to Lender's partial or total waiver, which waiver may be rescinded by Lender from time to time, Mortgagor shall deposit with Lender on the same day of each month, (as designated by Lender), until the Indebtedness is fully paid, an amount equal to one-twelfth (1/12) of the estimated yearly premiums for insurance and taxes, all as estimated by Lender, but with an initial payment into escrow which initial payment, together with such subsequent monthly payments will be sufficient to pay such estimated taxes and assessments and insurance premiums as and when they become due and payable. Such deposit shall be held by the Lender with its general funds and no interest shall be payable in relation thereto. Upon demand of Lender, Mortgagor shall deliver to Lender such additional monies as are necessary to pay the annual premium for insurance as required herein and to pay taxes and assessments when due. Lender may pay said taxes and assessments, if sufficient funds are on deposit, at any time before additional interest or penalty attaches and, unless instructed by the Mortgagor to the contrary, Lender may elect to pay said taxes and assessments before or after the end of the calendar year. In the event of default by Mortgagor, Lender may apply to the reduction of the Indebtedness, or to the payment of other obligations of the Mortgagor, any amount on deposit and return the policy of insurance for cancellation upon a foreclosure of this Mortgage. Lender may, at any time hereafter, at its option, waive, and after such waiver, reinstate, any or all of the provisions of this paragraph with respect to the making of monthly deposits for estimated yearly taxes, assessments and insurance premiums by notifying Mortgagor in writing of such waiver or reinstatement. While any such waiver is in effect, Mortgagor will pay taxes, assessments and insurance premiums as elsewhere provided in this Mortgage.

7. **Payment Of Liens.** Mortgagor shall promptly pay and discharge all claims, liens, encumbrances, levies, judgments, and charges which are at any time levied, recorded, placed upon, or assessed against the Premises, except those which are being contested by Mortgagor in good faith and concerning which Mortgagor has, to Lender's satisfaction, reserved the entire contested amount as may be required by Lender.

8. **Liens, Insolvency Proceedings.** If any mortgage foreclosure proceeding, or if any federal, state or local tax lien or any other lien of any kind shall be recorded, instituted, or filed against the Premises and such lien or proceedings are not discontinued or reserved as provided in Paragraph 7, or bonded by a company satisfactory to Lender within thirty (30) days after the recording, filing, or initiation, or if any insolvency or receivership proceedings, either voluntary or involuntary, are instituted by or against Mortgagor for the liquidation or rehabilitation of Mortgagor's assets and affairs, Lender may, at its option and without notice, declare the entire Indebtedness to be immediately due and payable and may institute such proceedings, including foreclosure, as Lender shall deem to be necessary to protect its interest in the Premises.

9. **Waste.** Mortgagor's failure, refusal or neglect to pay any taxes, assessments, or governmental charges levied against the Premises, or any insurance premiums due upon policies of insurance covering the Premises or failure to maintain the Premises as required under paragraph 3 above, or failure to comply with any environmental law(s), or undertaking any alteration of the Premises, shall, without limitation, constitute waste, and upon the happening of any act of waste, Lender shall have a right to apply to the Circuit Court for the County where the Premises is located for an order allowing Lender to exercise all rights and remedies statutorily provided in Act 236 of Michigan Public Acts of 1961, as amended, including appointment of a receiver of the Premises and of the earnings, income, and profits thereof, with such powers as the court shall confer, and Mortgagor hereby irrevocably consents to such appointment in such event. Payment by Lender for and on behalf of Mortgagor of any delinquent taxes, assessments, or insurance premiums payable by Mortgagor under the terms of this Mortgage shall not cure the default herein described, nor shall it in any manner impair Lender's right to the appointment of a receiver as set forth herein.

10. **Condemnation And Eminent Domain.** Mortgagor shall give Lender prompt written notice of any actual or imposed condemnation (which term when used in this Mortgage shall include any damage or taking by any governmental authority or utility or other entity with the power to condemn and any transfer by private sale in lieu thereof, either temporarily or permanently). If all or any part of the Premises shall be damaged or taken through condemnation, the entire Indebtedness secured hereby shall, at the option of Lender, become immediately due and payable. Lender shall be entitled to all compensation awards

and any other payments or relief hereof and is hereby authorized, at its option, to commence, appear in or prosecute, in its own or Mortgagor's name, any action or proceeding relating to any condemnation and to sell or compromise any claim in connection therewith. All such compensation awards, damages, claims, rights of action, the proceeds and the right thereto, are hereby assigned by the Mortgagor to Lender, who after deducting therefrom all of its costs and expenses, including attorney fees, may release any money so received by it without affecting the lien of this Mortgage and security interest, or may apply the same in such manner as Lender shall determine, to the whole or partial reduction of the sum secured hereby, to the last maturing payments of principal, without penalty for prepayment or to fulfill any other covenants of this Mortgage or other obligation of the Mortgagor which is in default, and any balance of such monies then remaining shall be paid to the Mortgagor. Application of such monies to the last maturing payments of principal shall at no time excuse the Mortgagor from continuing the regularly scheduled payments of principal and interest. The Mortgagor agrees to execute such further assignments of any compensation awards, damages, claims, rights of action and proceeds as Lender may require.

11. **Due On Transfer.** Mortgagor agrees that if the Premises or any part thereof or any interest in the Premises, either legal or equitable, is assigned, sold, transferred, conveyed, or further encumbered, (or if Mortgagor is not a natural person and a controlling interest in Mortgagor is sold or transferred) without Lender's prior written consent, Lender may, at its sole option, require the immediate payment in full of all Indebtedness. If Mortgagor shall thereupon fail to pay the Indebtedness, Lender may invoke any default remedies provided by this Mortgage without further notice or demand to Mortgagor. No sale, conveyance or transfer of the Premises, no forbearance by Lender, and no extension of the time given by Lender for the payment of any Indebtedness hereby secured shall operate to release, discharge, modify, change, or affect in any way the original liability of Mortgagor hereunder, in whole or in part. Lender may, at Lender's sole option, deal with Mortgagor's successor in interest with reference to this Mortgage and the Indebtedness hereby secured, in the same manner as with the Mortgagor without in any manner releasing, voiding, discharging, or affecting Mortgagor's liability hereunder or under the Indebtedness hereby secured.

12. **Events Of Default.** An Event of Default is defined as any event described as follows:

(a) Failure by the Mortgagor to pay any amount of Indebtedness within five (5) days of when due, whether by maturity, acceleration or otherwise.

(b) Any failure by the Mortgagor or any guarantor to comply with, or breach by the Borrower or any guarantor of, any of the terms, provisions, warranties or covenants of this Mortgage, the Note, or any other agreement or commitment between the Mortgagor and/or any guarantor and the Lender.

(c) Institution of remedial proceedings or other exercise of rights and remedies by the holder of any security interests against the Collateral or any portion thereof, or institution of foreclosure proceedings or other exercise of rights and remedies under any mortgage or other lien against the Premises or any portion thereof.

(d) The insolvency of the Mortgagor or any guarantor or the admission in writing of the Mortgagor's or any guarantor's inability to pay debts as they mature.

(e) Any statement, representation or information made or furnished by or on behalf of the Mortgagor or any guarantor to the Lender in connection with or to induce the Lender to make the Loan shall prove to be false or materially misleading when made or furnished.

(f) Institution of bankruptcy, reorganization, arrangement, insolvency or other similar proceedings by or against the Mortgagor or any guarantor.

(g) Any loss, theft, substantial damage or destruction to the Collateral, or the issuance or filing of any attachment, levy, garnishment or the commencement of any related proceeding or the commencement of any other judicial process upon or in respect to the Mortgagor or any guarantor or the Collateral.

(h) Sale or other disposition by the Mortgagor or any guarantor of any substantial portion of assets or property, or death, dissolution, merger, consolidation, termination of existence, insolvency, business failure or assignment for the benefit of creditors of or by the Mortgagor or any guarantor.

(i) If there is any failure by the Mortgagor and/or any guarantor to pay when due any indebtedness (other than to the Lender) or in the observance or performance of any term, covenant or condition in any document evidencing, securing or relating to such indebtedness.

(j) If a lien for the performance of work or the supplying of materials is recorded against the Premises and is not discharged or fully bonded within thirty (30) days after such recording.

(k) There is a substantial change in the existing or prospective financial condition or worth of the Mortgagor, any guarantor, or the Collateral, which the Lender in good faith determines to be materially adverse.

13. **Rights Of Lender Upon Default.** In the event of any default by Mortgagor, in addition to all other rights and remedies available at law or equity, Lender may, without notice, declare the entire Indebtedness secured by this Mortgage to be immediately due and payable, regardless of the date of maturity of any Indebtedness, and Lender is hereby authorized and empowered in such event to sell or cause to be sold the Premises at public auction or venue, and to execute and deliver to the purchaser(s) at such sale, deeds of conveyance good and sufficient at law, pursuant to the Michigan statutes in such case made and provided, and out of the proceeds of any such sale to retain all sums then due Lender under the Indebtedness, and all costs and charges of the foreclosure sale, including attorney fees, rendering any surplus moneys to Mortgagor. Any such sale or sales may, at the sole option of Lender, be made en massee or in parcels, any law to the contrary notwithstanding, and Mortgagor hereby waives any right to require any such sale to be made in parcels or any right to select which parcels shall be sold. Commencement of proceedings to foreclose this Mortgage in any manner authorized by law shall be deemed an exercise of Lender's option to accelerate the Indebtedness. After the date payment of the Indebtedness secured by this Mortgage has been accelerated by Lender, acceptance by Lender of any amount(s) paid by the Mortgagor which is less than the full unpaid principal balance of the Indebtedness plus accrued interest and late charges thereon, shall not be deemed a waiver of default or acceleration, but shall be credited toward the unpaid balance of the Indebtedness, unless Lender shall specifically agree in writing to waive any such default and/or acceleration.

In the Event of Default, Lender shall further have the rights and remedies of a secured party under the Michigan Uniform Commercial Code, including without limitation, the right to notify account debtors and to collect or compromise or sue for collection of all or any accounts, and Contract Rights in which the Lender has a security interest and the right to take possession of the Fixtures, Contract Rights and Goods by any lawful means. The Mortgagor agrees that any requirement of reasonable notice, if any, shall be met if the Lender sends notice to the Mortgagor at least five (5) days prior to the date of sale, disposition or other event giving rise to the required notice. Mortgagor agrees that the proceeds from any disposition of the personal property may be applied by the Lender first to the Lender's reasonable expenses in connection with the disposition, including without limit, reasonable attorney fees and legal expenses, and then to payment of the Indebtedness. The rights, remedies and benefits provided to Lender shall be cumulative and shall not be exclusive of any other rights, remedies or benefits allowed by law and may be exercised either successively or concurrently.

14. **Discontinuance of Proceedings, Position of Parties Restored.** In case Lender shall have proceeded to enforce any right or remedy under this Mortgage by foreclosure, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to Lender, then and in every such case the Mortgagor and Lender shall be restored to their former positions and rights hereunder, and all rights, powers and remedies of Lender shall continue as if no such proceeding had been taken and the validity and priority of their Mortgage shall not be thereby impaired. If Lender shall discontinue or abandon such proceedings, all costs, including attorney fees incurred by Lender in connection therewith shall be paid to Lender upon discontinuance or abandonment.

15. **No Waiver Of One Default To Affect Another.** No waiver of any default hereunder shall extend to or shall affect any subsequent or any other then existing default, or shall impair any rights, powers or remedies consequent thereon. If Lender (a) grants forbearance or any extension of time for the payment of any sums secured hereby; (b) takes other or receives additional security for the payment thereof; (c) waives or does not exercise any right granted herein or in the Note; (d) releases any part of the Premises from the lien of the Mortgage or security interest or otherwise changes any of the terms of the Note, the loan agreement, guaranty, Mortgage or security agreement; (e) consents to the filing of any map, plat or replat thereof; (f) consents to the granting of any easement thereon; or (g) makes or consents to any agreement subordinating the lien, security interest, or change thereof, any such act or omission shall not release, discharge, modify, change, or affect the original liability under the Indebtedness or otherwise of the Mortgagor or any subsequent purchaser of the Premises or any part thereof, or any maker, co-signer, endorser, surety or guarantor; nor shall any such act or omission preclude Lender from exercising any right, power or privilege herein granted or intended to be granted in the event of any other default then made or of any subsequent default, nor, except as otherwise expressly provided in an instrument or instruments executed by Lender, shall the lien of this Mortgage be altered thereby.

16. **Constitutional Right To Hearing And Waiver.** THIS MORTGAGE AND SECURITY AGREEMENT INCLUDES A POWER OF SALE AND UPON DEFAULT MAY BE FORECLOSED BY ADVERTISEMENT. IN

FORECLOSURE BY ADVERTISEMENT, NO HEARING IS INVOLVED AND THE ONLY NOTICE PRESENTLY REQUIRED IS TO PUBLISH NOTICE IN A LOCAL NEWSPAPER AND TO POST A COPY OF THE NOTICE ON THE PREMISES.

17. **Mortgagor's Waiver.** IF THIS MORTGAGE AND SECURITY AGREEMENT IS FORECLOSED BY ADVERTISEMENT, MORTGAGOR HEREBY WAIVES ALL RIGHTS UNDER THE CONSTITUTION AND LAWS OF THE UNITED STATES AND UNDER THE CONSTITUTION AND LAWS OF THE STATE OF MICHIGAN TO A HEARING IN CONNECTION WITH THE ABOVE-MENTIONED FORECLOSURE AND ALL NOTICE REQUIREMENTS EXCEPT, AS SET FORTH IN THE MICHIGAN STATUTE PROVIDING FOR FORECLOSURE BY ADVERTISEMENT.

18. **Assignment Of Leases And Rents.** As additional security for the Indebtedness, and as security for Mortgagor's performance of the covenants and agreements herein contained, pursuant to Act 210 of the Public Act of Michigan of 1953 and Act 66 of the Public Acts of Michigan of 1956, each as amended, Mortgagor hereby assigns and conveys to Lender, its successors and assigns, and grants Lender security interests in, any and all leases, written or unwritten, of the Premises or any part thereof, and any lease guaranties, renewals, or extensions, together with any other leases, written or unwritten, now, heretofore, or hereafter entered into, and demising any part of the Premises, and all rents, issues and profits derived from the use of the Premises or any portion thereof, whether due or to become due and furthermore, Mortgagor assigns, transfers and sets over to Lender all or any part of the oil and gas located in, on or under the Premises and the income from the sale of oil and gas produced or to be produced from the Premises to the extent owned by Mortgagor. All of said assignments shall run with the land and shall be good and valid against Mortgagor and all persons claiming by, under, or through Mortgagor, from the date of the recording of this Mortgage, and shall continue to be operative during foreclosure or any other proceedings taken to enforce this Mortgage. In the event any foreclosure sale results in a deficiency, this assignment shall continue as security during the foreclosure redemption period for the payment of such deficiency. This assignment of rents is given as collateral security only and shall not be construed as obligating Lender to perform any of the covenants or undertakings required to be performed by Mortgagor under any of the assigned leases. Lender may, after any Event of Default by Mortgagor, at its sole option and discretion, elect to perform under any assigned lease, and any and all costs, expenses and sums paid by the Lender in performing under the leases, including reasonable attorney fees of Lender in any suit affecting the same, shall bear interest at the default rate set forth in any evidence of Indebtedness from the date any such cost or expense shall be incurred, shall be paid by Mortgagor to Lender upon demand and shall be deemed a part of the Indebtedness. Mortgagor hereby waives any right to notice, other than such notice as may be provided by the statutes cited above, and waives any right to any hearing, judicial or otherwise, prior to Lender's exercise of its rights under this assignment.

Upon an Event of Default, Mortgagor shall, upon demand by Lender, deliver and surrender possession of the Premises to Lender, and Lender shall be entitled, whether or not possession is surrendered, to collect all rents, income, and profits therefrom, and Lender may rent or lease the Premises or any portion thereof upon such terms and for such time as Lender shall deem best, terminate any tenancy, maintain proceedings to recover rents or possession of the Premises from any tenant or trespasser, have the use and right to any and all oil and gas royalties and any other income, and to apply in its sole discretion the net proceeds of any rents, profits, and income received to the payment of the Lender's costs and expenses, maintenance of the Premises or to the Indebtedness.

In the event that Mortgagor shall, after an Event of Default, fail, refuse or neglect to deliver or surrender possession of the Premises to Lender upon demand, Lender shall be entitled to the appointment of a receiver of the Premises and of all earnings, income, and profits thereof, which such powers as the court making such appointment may confer. Mortgagor agrees to execute and deliver such additional documents and to do such further acts as Lender may request from time to time in order to assure Lender of its rights hereunder.

19. **Environmental Warranties and Compliance.** Mortgagor represents and warrants to Lender that the Premises has not been used by Mortgagor, its subsidiaries, tenants, or licensees, nor, by any prior owner or operator, and while any Indebtedness is unpaid to Lender will not be used, to treat, store, use, handle, or dispose of any substance or material which is classified as a hazardous waste or toxic substance under the environmental laws and regulations of the United States of America and State of Michigan, including, without limitation, all substances and materials constituting "hazardous waste" under 42 USC 6903(5) and implementing regulations developed and promulgated by the Environmental Protection Agency under 42 USC 6921, and any and all other dangerous, toxic, or hazardous substances or materials identified under the laws and regulations of the United States of America or the State of Michigan. Mortgagor specifically agrees to at all times strictly observe and promptly comply with all environmental laws and regulations of the United States of America and State of Michigan, and agrees to immediately notify Lender, upon Mortgagor's receipt, of any letter, notice, summons, complaint, investigation, or citation issued by or on behalf of any governmental agency or department or private person regarding any environmental complaint or violation concerning the Premises. Mortgagor further warrants to Lender that there are no underground storage tanks located upon the Premises which have not been

registered under Michigan Compiled Laws 299.701, et seq. The Mortgagor shall defend, indemnify and hold harmless the Lender, its employees, agents, officers and directors, from and against any and all claims, demands, penalties, fines, liabilities, settlements, damages, costs or expenses of whatever kind or nature arising out of or related to (1) the presence, disposal, release or threatened release of any hazardous waste on, from or affecting the Premises or the soil, water, vegetation, buildings, personal property, persons or animals thereon, (2) any personal injury (including wrongful death) or property damage (real or personal) arising out of or related to such hazardous waste, (3) any lawsuit brought or threatened, settlement reached or governmental order relating to such hazardous waste, (4) the costs of removal of all such hazardous waste from all or any portions of the Premises, (5) taking necessary precautions to protect against the release of hazardous waste on or affecting the Premises, (6) complying with all Environmental Laws and/or (7) any violation of Environmental Laws or reasonable requirements of the Lender, which are based upon or in any way related to such hazardous waste including, without limitation, attorneys' and consultants' fees (said attorneys and consultants to be selected by the Lender), investigation and laboratory fees, environmental studies required by the Lender (whether prior to foreclosure or otherwise), court costs and litigation expenses. Upon request of the Lender, the Mortgagor shall execute a separate indemnity covering the same matters. Mortgagor further agrees to allow the Lender or its agent access to the Premises to confirm Mortgagor's continuing compliance with the above environmental warranties and agreements, and Lender may, in Lender's sole discretion, hire an environmental consultant at Mortgagor's sole cost and expense, to inspect the Premises and to advise Lender upon matters of Mortgagor's environmental compliance. If Mortgagor shall hereafter lease the Premises, or any part thereof, Mortgagor agrees to specifically provide in any such lease(s) that Lender shall have access to the leased premises to insure the lessee's full compliance with all environmental laws and regulations of the United States of America and the State of Michigan, and any lessee violation of said environmental laws and regulations shall constitute a violation of Mortgagor's environmental warranties and agreements under this Mortgage.

The provisions of this section shall be in addition to any and all other obligations and liabilities the Mortgagor may have to the Lender at common law or pursuant to any other agreement and, notwithstanding anything herein to the contrary, shall survive (i) the repayment of all sums due under the note and the other loan documents executed in connection herewith and the repayment of all other Indebtedness, (ii) the satisfaction of all of the other obligations of the Mortgagor hereunder and under the other loan documents, (iii) the discharge of this Mortgage, and (iv) the foreclosure of this Mortgage or acceptance of a deed in lieu thereof.

20. **Reimbursement**: In the event that Lender is made a party to any suit or proceedings by reason of the interest of Lender in the Premises, other than for Lender's default, Mortgagor shall reimburse Lender for all costs and expenses, including attorneys' fees, incurred by Lender in connection therewith. All such amounts incurred by Lender hereunder shall be secured hereby and shall be payable by Mortgagor to Lender forthwith on demand, with interest thereon at the rate at which interest accrues on amounts after the same become due under the Note. The Mortgagor hereby assigns to Lender, in their entirety, all judgments, decrees, and awards for injury or damage to the Premises and the Mortgagor authorizes Lender, at its sole election, to apply the same, or the proceeds thereof, to the Indebtedness hereby secured in such manner as Lender may elect; and the Mortgagor hereby authorizes Lender, in the name of the Mortgagor, to execute and deliver valid acquittances for, and to appeal from, any such award, judgment or decree.

21. **Title History**: Should an Event of Default exist as set forth herein, Lender may cause its title insurance policy of the aforesaid mortgaged Premises to be certified or extended as may be reasonable, or may procure a new title insurance policy, and the money so paid shall be a lien on said Premises added to the amount secured by this Mortgage and payable forthwith with interest thereon at the rate at which interest accrues on amounts after the same becomes due under the Notes.

22. **Compliance With Law.** Mortgagor agrees to promptly comply with and obey all zoning, use, environmental, police, sanitary, building, and fire rules, regulations and restrictions, municipal ordinances, and State and Federal statutes and regulations which are in any way applicable to, concern, or affect the Premises and the use, occupancy, and maintenance thereof. Mortgagor shall at no time use or allow any of the Premises to be used for any unlawful purposes.

23. **Waiver Of Subrogation.** Mortgagor waives any and all right to claim or recover against Lender, its officers, employees, agents and representatives, for loss of or damage to Mortgagor, the Premises, Mortgagor's property or the property of others under Mortgagor's control from any cause insured against or required to be insured against by the provisions of this Mortgage.

24. **Inspection.** Lender and persons authorized by it shall have the right to enter and inspect the Premises at all reasonable times during normal business hours, upon twenty-four (24) hours notice to Mortgagor.

25. Effect Of Discharge. The Lender's execution and recordation of a discharge of this Mortgage and/or return of the note marked "paid" shall not act to release or terminate any obligation under this Mortgage which survives the repayment of sums due under the Note but shall merely act to discharge the lien of this Mortgage.

26. Automatic Reinstatement. Notwithstanding any prior revocation, termination, surrender or discharge of this Mortgage, the effectiveness of this Mortgage shall automatically continue or be reinstated, as the case may be, in the event that:

(a) Any payment received or credit given by the Lender in respect of the Indebtedness is returned, disgorged or rescinded as a preference, impermissible setoff, fraudulent conveyance, diversion of trust funds, or otherwise under any applicable state or federal law, including, without limit, laws pertaining to bankruptcy or insolvency, in which case this Mortgage shall be enforceable as if the returned, disgorged or rescinded payment or credit had not been received or given, whether or not the Lender relied upon this payment or credit or changed its position as a consequence of it.

(b) Any liability is imposed, or sought to be imposed, against the Lender relating to the environmental condition of, or the presence of hazardous waste on, in or about the Premises, whether this condition is known or unknown, now exists or subsequently arises (excluding only conditions which arise after any acquisition by the Lender of any such property, by foreclosure, in lieu of foreclosure or otherwise, to the extent due to the wrongful acts or omissions of the Lender), in which case this Mortgage shall be enforceable to the extent of all liability, costs and expenses (including without limit reasonable attorneys fees) incurred by the Lender as the direct or indirect result of any environmental condition or hazardous waste.

(c) In the event of continuation or reinstatement of this Mortgage, Mortgagor agrees upon demand by the Lender to execute and deliver to the Lender those documents which the Lender determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of the Mortgagor to do so shall not affect in any way the reinstatement or continuation. If Mortgagor does not execute and deliver to the Lender upon demand such documents, the Lender and each officer of the Mortgage is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney of the Mortgagor (with full power of substitution) to execute and deliver such documents in the name and on behalf of the Mortgagor.

27. Future Assurances: At any time and from time to time, upon request of Lender, the Mortgagor will make, execute and deliver or cause to be made, executed and delivered to Lender and where appropriate will cause to be recorded and/or filed and from time to time thereafter to be re-recorded and/or filed at such time and in such offices and places as shall be reasonably required by Lender, any and all such other and further mortgages, instruments of further assurance, certificates, financing statements, and other documents as may, in the reasonable opinion of Lender or its counsel, be necessary or reasonably desirable in order to effectuate, complete and perfect and to continue and preserve the obligation of the Mortgagor under this Mortgage, and the lien of this Mortgage as a lien of the priority herein set forth upon the Premises and Collateral, except at hereinabove stated, whether now owned or hereinafter acquired by the Mortgagor and wheresoever located. Upon any failure by the Mortgagor so to do, Lender may execute, record, file, re-record and refile any and all such mortgages, instruments, certificates, financing statements, and documents for and in the name of the Mortgagor, and the Mortgagor hereby irrevocably appoints Lender the agent and attorney-in-fact of the Mortgagor so to do. Any expenses of Lender in connection therewith shall be added to the Indebtedness of the Mortgagor and shall be secured hereby.

28. Lender's Expenses. Mortgagor shall pay to Lender on demand, any and all expenses, including attorneys' fees and legal expenses, paid or incurred by Lender in collecting or attempting to collect the Indebtedness, or in protecting and enforcing the rights of and obligations to Lender under any provision of this Mortgage, including, without limitation, in any state court or bankruptcy proceedings (including any and all subsequent appellate court proceedings and post-judgment collection activity) including costs of locating, appraising and repairing the collateral, whether or not such activity is part of a legal proceeding, and all such expenses shall be part of the Indebtedness and shall bear interest from the date paid or incurred by Lender, at the highest permitted legal rate.

29. Marshaling. In the event of foreclosure of this Mortgage or the enforcement by the Lender of any other rights and remedies under this Mortgage, the Mortgagor waives any right in respect to marshaling of assets which secure the Indebtedness or to require the Lender to pursue its remedies against any other assets or any other party which may be liable for any of the Indebtedness.

30. Non-Pledge: Mortgagor will not, without the prior written consent of Lender, mortgage or pledge as security for any other loans obtained by Mortgagor, the Premises, including Improvements thereon, or the Fixtures or personal property used in the operation of the Improvements on the Premises. If any such mortgage or pledge is entered into without the prior written consent of the Mortgagee, the entire Indebtedness secured hereby, may, at the option of Mortgagee, be declared immediately due and payable without notice. Further, Mortgagor also shall pay any and all other obligations, liabilities or debts which may become liens, security interest, encumbrances upon or charges against the Premises for any repairs or Improvements that are now or may hereafter be made thereon, and shall not, without Mortgagee's prior written consent permit any lien, security interest, encumbrance or charge of any kind to accrue and remain outstanding against the Premises or any part thereof, or any Improvements thereon, irrespective of whether such lien, security interest, encumbrance or charge is junior to the lien of this Mortgage. Notwithstanding the foregoing, if any personal property by way of additions, replacements or substitutions is hereafter purchased and installed, affixed or placed by Mortgagor on the Premises under a security agreement the lien or title of which is superior to the lien created by this Mortgage, all the right, title and interest of Mortgagor in and to any and all such personal property, together with the benefit of any deposits or payments made thereon by Mortgagor shall nevertheless be and are hereby assigned to Lender and are covered by the lien of this Mortgage.

31. **Cross Default.** Mortgagor expressly acknowledges and agrees that a default in any of the provisions of this Mortgage shall constitute a default in any other agreement or instrument which now exists or may later exist between Mortgagor and Lender and that similarly a breach of any such other agreement or instrument shall constitute an Event of Default in this Mortgage.

32. **Successors, Assigns And Heirs Included In Parties.** Whenever in this Mortgage one of the parties hereto is named or referred to, the successors, assigns, legatees and heirs of such party shall be included, and all covenants and agreements contained in this Mortgage by or on behalf of the Mortgagor or by or on behalf of Lender, shall bind and inure to the benefit of its respective successors and assigns, whether so expressed or not.

33. **Changes.** Neither this Mortgage nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. Any agreement hereafter made by the Mortgagor and Lender relating to this Mortgage shall be superior to the rights of the holder of any intervening lien or encumbrance.

34. **Waiver Of Trial By Jury.** LENDER AND MORTGAGOR ACKNOWLEDGE THAT THE TIME AND EXPENSE REQUIRED FOR TRIAL BY JURY EXCEED THE TIME AND EXPENSE REQUIRED FOR A BENCH TRIAL, AND HEREBY WAIVE, TO THE EXTENT PERMITTED BY LAW TRIAL BY JURY, AND WAIVE ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF LENDER.

35. **Remedies Cumulative.** No right, power, or remedy conferred upon or reserved to Lender by this Mortgage is intended to be exclusive of any other right, power or remedy, but each and every such right, power and remedy shall be cumulative and concurrent and shall be in addition to any other right, power and remedy given hereunder or now or hereafter existing at law or in equity or by statute.

36. **Headings.** The headings of the articles, sections, paragraphs and subdivisions of this Mortgage are for convenience of reference only, are not to be considered a part hereof, and shall not limit or otherwise affect any of the terms hereof.

37. **Invalid Provisions To Affect No Others.** In the event that any one or more of the covenants, agreements, terms or provisions contained in this Mortgage or any note, loan agreement, assignment, or guaranty shall be invalid, illegal or unenforceable in any respect, the validity of the remaining covenants, agreements, terms or provisions contained herein shall be in no way affected, prejudiced or disturbed thereby.

38. **Miscellaneous.** The term "Lender" wherever it appears shall include the financial institution identified on the first page of this Real Estate Mortgage, its successors and assigns, and also, any lawful owner, holder or pledgee of the Indebtedness. The interests of Lender under this Mortgage, including without limitation all of the Lender's rights in and to the Premises, are and shall continue to be freely assignable by Lender.

The term "Mortgagor" wherever it appears herein shall include and bind the Mortgagor(s) identified on the first page of this Mortgage, and their respective heirs, executors, administrators, legal representatives, successors and assigns. If two or more persons shall execute this Mortgage, the obligations hereunder, and each grant of lien hereby made, shall be that of all and of any one or more of them, jointly and severally. Wherever used, the singular number shall include the plural, and the singular and the use of any gender shall be applicable to all genders.

IN WITNESS WHEREOF, the Mortgagor has caused this Real Estate Mortgage to be executed on the day and year first above written.

"Mortgagor":

BASEBALL HEROES OF OAKLAND COUNTY, LP,
a Michigan limited partnership

By:______________________________

Its:

State Of Michigan }
} ss.
County of _________ }

This Real Estate Mortgage was acknowledged before me, a Notary Public, this ____ day of July, 2008, by _________________, as the _____________________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the company.

____
__________________ Notary Public
____________ County, Michigan.
Acting in the County of __________________
My Commission Expires:_________________

Drafted By and When Recorded Return To:
Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Ste. 905
Southfield, MI 48075

132302

RIDER

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number:	13-25-200-004 13-25-200-008 (part) 13-25-200-013 13-25-200-018 (part)
Property Address:	Summit Place Mall 315 North Telegraph Road Waterford, MI

SECURITY AGREEMENT

This Security Agreement ("Agreement") is made this 21st day of July, 2008, by BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Borrower"), and TIMANA, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender").

Whereas, Borrower has obtained from Lender or be otherwise obligated to Lender and has agreed to secure its Obligations (as defined in Paragraph 1 below) to Lender by granting to Lender security interests in that personal property described in this Agreement.

Now Therefore, Borrower and Lender agree as follows:

1. **Grant Of Security Interest.** Borrower hereby grants to Lender a continuing security interest to the fullest extent permitted by law, in the collateral described in Paragraph 2 below (all of the personal property described in Paragraph 2 is individually and collectively referred to in this Agreement as the "Collateral"), to secure the repayment of all loans (including all renewals, extensions, modifications or refinancing thereof) from Lender to Borrower, including, but not limited to the loan evidenced by the Promissory Note of even date in the face amount of Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars, together with any and all other obligations now or in the future owing from Borrower to Lender (including future advances), however incurred or evidenced, whether primary, secondary, contingent or otherwise, whether arising under this Agreement, under other security agreements, promissory notes, loan agreements, guarantees, mortgages, leases, instruments, documents, or under any other contractual obligation now or hereafter arising (hereinafter collectively called the "Obligations'") together with all costs, expenses and reasonable attorneys' fees incurred by Lender in the disbursement, administration and collection of the Obligations or in the protection, maintenance, and liquidation of the Collateral. Borrower agrees not to sell the Collateral except in the ordinary course of Borrower's business and will not assign, transfer, pledge, grant a security interest in, or otherwise dispose of or encumber the Collateral without Lender's prior written consent.

2. **Collateral.** The "Collateral" covered by this Agreement is all of Borrower's property described below where an "X" or check mark has been placed in the box applicable thereto, which Borrower now owns or shall hereafter acquire or create, immediately upon acquisition or creation, which pertains to or is useful in the rental, occupancy, use, operation or maintenance of Borrower's real estate consisting of approximately eleven (11) acres located on the north-west corner of East Mall Drive and Summit Drive in the Waterford, Michigan, and described on Exhibit A attached hereto:

[X] A. **Accounts.** All accounts, accounts receivable, documents, chattel paper, instruments, contracts (whether written or oral), contract rights, land contracts, option agreements, leases, subleases, licenses, agreements, contracts for services, improvements, materials, equipment and/or labor in connection with or relating to the design, development, installation and/or construction of any improvements on the real estate described above, guaranties of payment, rents, income, receipts, revenues, profits, security deposits, demand deposits, earnest money deposits, and other payments for use or occupancy of Borrower's real and personal property, and general intangibles, including by way of example but not limitation any rights to any tax refunds from any governmental authority (all of which are hereinafter individually and collectively referred to as "Accounts"), regardless of whether any such Accounts are acceptable or unacceptable to Lender, or whether any such Accounts have been scheduled to Lender on any schedule or list attached hereto or otherwise given to Lender; and

[X] B. **Inventory and Records.** All inventory and goods including, but not limited to, raw materials, work in process, finished goods, tangible property, stock in trade, wares and merchandise used in, sold by, or stopped in transit by Borrower and all books, records, reports, documents and correspondence and devices and programs for maintaining any of them pertaining to any of the other property; and

[X] C. Equipment and Improvements. All equipment, fixtures, and improvements, including all buildings, structures, machinery, apparatus, goods, fittings, utility systems, appliances, supplies, furniture, furnishings and vehicles, together with all accessions, parts, attachments, accessories, tools and dies, or appurtenances thereto, attached, kept, used, or intended for use in connection therewith, and all substitutions, improvements, replacements and additions thereto, and all present and future plans and specifications, drawings and design documents, amendments, addenda, supplements, modifications and change orders and all present and future tests, studies, analyses, results and reports, and all related agreements, prepared or performed for or otherwise pertaining to any present or future improvements constructed or to be constructed on the real property described above; and

[X] D. Permits. All present and future permits, licenses, approvals, certificates and consents issued by any governmental, public or private authority or agency relating to the real property described above or any improvements constructed or to be constructed thereon.

[X] E. Developer's Rights. All present and future rights and privileges as the developer of the Premises whether pursuant to master deed, any license or permit, applicable law, or otherwise; and

[X] F. Fixtures. All fixtures, whether now or to be hereafter attached to the real property described above; and,

[X] G. All Assets. All of Borrower's personal property described in Paragraph 2A through 2F above, inclusively;

If none of the above boxes are checked, it is understood and agreed that Borrower grants Lender a security interest in all of Borrower's assets as if the box adjacent to Paragraph 2G had been checked.

For each and every type of Collateral described above, the proceeds of the Collateral and the proceeds of all insurance, eminent domain, condemnation awards, and all products of and accessions to the Collateral are also part of the Collateral. In addition, any and all bank deposits and bank accounts or other sums at any time credited or due from Lender to Borrower and any and all instruments, checks, drafts, investment securities, general intangibles, rights to payments, documents, all interests in any other firm, association, partnership, corporation, limited liability company, or other enterprise, whether or not evidenced by any certificate or security, and all rights to payments and distributions arising from such interests, all supporting obligations, all copyrights, patents, trademarks, and trade names and all royalties and claims for or under any license or agreement for the use thereof, all documents evidencing title to any goods, whether negotiable or non-negotiable, investment property, security entitlements, financial assets, policies, certificates of insurance, securities, goods, accounts, chattel paper, cash, property and the proceeds thereof which Borrower owns or in which Borrower has an interest and which are at any time in the possession or control of Lender or any third party acting on Lender's behalf shall also be considered Collateral.

3. Perfection Of Security Interest. Borrower hereby authorizes Lender to file all financing statements, assignments, certificates of title, applications for motor vehicle or watercraft titles, affidavits, reports, notices, schedules of Accounts, designations of Inventory, letters of authority and any and all other documents and agreements as Lender deems necessary, to perfect and to at all times maintain perfected Lender's first security interests in the Collateral. Borrower also agrees to make appropriate entries on its books and records disclosing Lender's security interests in the Collateral. Borrower further agrees that this Agreement may be filed and/or recorded by Lender with any public office or third party.

4. Warranties. Borrower represents, warrants and agrees to Lender, that: (a) Borrower has or forthwith will acquire full legal and marketable title to the Collateral subject to no claims, levies, liens, security interests, attachments, rights or interests of any party whatsoever, and has an unqualified right to subject the Collateral to the security interest here granted to Lender; (b) except as specifically stated in any attachment to this Agreement, Lender's security interest in the Collateral is a first priority security interest, there are no financing statements covering any of the Collateral in any public office, and Borrower will defend and indemnify the Lender against the claims and demands of all other persons claiming an interest in the Collateral; (c) all of the Collateral is located in the State of Michigan and Borrower agrees not to remove the Collateral outside the State of Michigan without Lender's prior written consent, nor use or permit the Collateral to be used for any unlawful purpose; (d) Borrower shall not conduct Borrower's business under any other name than that given above, nor change or reorganize the business entity under which it does business, except upon the prior written approval of Lender and, if such approval is granted, Borrower agrees that all documents, instruments, and agreements requested by Lender shall be prepared, filed and recorded at Borrower's expense, before such change occurs; (e) Borrower agrees not to remove any records concerning the Collateral from the address specified above nor keep any of its records at any other address unless written notice thereof is given to Lender at least (10) days prior to the creation of any new address for the keeping of such records; (f) Borrower agrees to at all times maintain the Collateral in good operating condition and repair; (g) Borrower has full authority, complete power, and is duly authorized to enter into this Agreement with Lender, and the execution of this Agreement does not constitute a breach of any provision contained in any other agreement or instrument to which Borrower is or may become a party or by which Borrower is or may be bound or affected; (h) all financial statements and information delivered and to be delivered by Borrower to Lender are true and correct and have been prepared in accordance with generally accepted accounting principles, consistently applied, and there has been no material adverse change in the financial condition of Borrower since the last submission of such financial information to Lender; (i) there are no actions, suits, claims or proceedings either pending or, to the best of Borrower's knowledge, threatened against Borrower which might result in any material adverse change in Borrower's financial condition or which might materially affect any of Borrower's assets; (j) Borrower has filed all federal, state and local governmental tax returns which Borrower is required by law to file and all such taxes required to be paid have been paid in full and at all times hereafter, Borrower shall continue to so file said returns and pay said taxes when required by law; (k) no part of the Collateral is classified or classifiable as hazardous waste under federal or Michigan environmental laws and regulations, Borrower is in full compliance with all federal and Michigan environmental laws and regulations, and Borrower hereby indemnifies Lender against any and all expenses and costs, including reasonable attorney fees, arising from or related to any breach of these warranties; and (l) Borrower shall not voluntarily or involuntarily sell, assign, transfer, grant any security interest in, encumber, pledge or otherwise dispose of or encumber any Collateral without the prior written consent of Lender. All of Borrower's warranties in this Paragraph 4 shall be deemed to be continuing warranties until Borrower shall have no Obligations to Lender.

5. **Taxes, Insurance**. Borrower agrees to: (a) promptly pay when due all taxes, levies, assessments, judgments, and charges of any kind upon or relating to the Collateral, to Borrower's business, and to Borrower's ownership or use of any of its assets, income, or gross receipts; (b) at its own expense, keep all of the Collateral fully insured against loss or damage by fire, theft, explosion and other risks, in such amounts, with such companies, under such policies, and in such form as shall be satisfactory to Lender, a copy of which policies shall be delivered to Lender with evidence of premium payment and which policies shall be endorsed to provide Lender not less than thirty (30) days notice of cancellation or of any change in coverage and shall expressly provide that any loss thereunder shall be payable to Lender as its interest may appear (and Lender shall have a security interest in the proceeds of all such insurance and may apply any such proceeds which may be received by it toward payment of Borrower's Obligations, whether or not due, in such order of application as Lender may determine); and (c) maintain at its own expense public liability and property damage insurance in such amounts, with such companies, under such policies, and in such form as shall be satisfactory to Lender, and shall furnish Lender with a copy of such policies and evidence of payment of premiums thereon. If Borrower at any time fails to obtain or maintain any of the policies required above or pay any premium relating thereto, or shall fail to pay any tax, assessment, levy or charge, or discharge any such lien, claim, or encumbrance, then Lender, without waiving or releasing any obligation or default of Borrower hereunder, may at any time (without obligation to do so) make such payment, obtain such discharge, or obtain and maintain such policies of insurance, pay such premiums, and

take such action with respect thereto as Lender deems advisable. All sums so disbursed by Lender, including reasonable attorney fees, court costs, expenses, and other charges relating thereto, shall be part of the Obligations secured hereby, shall be payable on demand, and shall bear interest until paid to Lender at a rate equal to the default rate provided for in the promissory note or other evidence of indebtedness to which this Agreement applies.

6. Dealing With Accounts or Inventory.

A. If paragraph 2A or 2E above are checked, Lender hereby conditionally authorizes Borrower to collect Accounts from Borrower's account debtors provided, however, this privilege may be terminated by Lender at any time upon written notice from Lender and, upon mailing such notice, Lender shall be entitled to and shall have all of Borrower's rights, title, and interest in and to all of Borrower's Accounts. After notice as aforesaid or upon Default (as subsequently defined), Lender may notify any account debtor(s) of Lender's security interest in Borrower's Accounts and shall be entitled to collect same and Borrower will thereafter receive all Accounts payments as the agent of and as trustee for Lender, transmitting to Lender on the day of Borrower's receipt, all original checks, cash, drafts, acceptances, notes and other payments received on Accounts and, until delivery of same to Lender, Borrower shall not use or commingle any Accounts payments and shall at all times keep all such remittances separate and apart from Borrower's own funds, capable of identification as the property of Lender. Upon demand of Lender following any Default, Borrower agrees to open all mail only in the presence of a representative of Lender, who may take therefrom any Account remittance(s). Lender and its representatives are hereby authorized to endorse in Borrower's name, payments on or other proceeds of any of the accounts or Collateral, and may sign Borrower's name upon all Accounts, invoices, assignments, financing statements, notices to debtors, bills of lading, storage receipts, or other instruments or documents in respect to the Accounts, the proceeds therefrom, or property related thereto. Borrower agrees to promptly give Lender copies of all Accounts statements and records, accompanied by such information and by such documents or copies thereof as Lender may request. Borrower shall maintain all records with respect to the Accounts and with respect to the general conduct and operation of Borrower's business, including balance sheets, operating statements and other financial information, in accordance with generally accepted accounting principles and as Lender may request.

B. If Paragraph 2B or 2E. above are checked, until such time as the Lender shall notify Borrower of the revocation of such power and authority, Borrower: (i) may, in the ordinary course of its business only, at Borrower's expense, sell, lease, or furnish under contracts of service any of the Inventory normally held by Borrower for such purpose; (ii) may use and consume any raw materials, work in process or materials, the use and consumption of which is necessary in order to carry on Borrower's business; and (iii) shall, at its own expense, endeavor to collect, as and when due, all amounts due with respect to any of the Collateral, including the taking of such action with respect to such collection as Lender may reasonable request or, in the absence of such request, as Borrower may deem advisable. A sale in the ordinary course of business does not include a transfer in partial or total satisfaction of any debt of Borrower.

7. Access, Information. Borrower agrees to permit Lender or Lender's agents, to have access to and to inspect the Collateral and from time to time inspect and verify Accounts, Inventory, Equipment and Fixtures, and check, make copies of or extracts from the books, records and files of Borrower, and Borrower will make same available at any time for such purposes. Lender is hereby authorized to conduct from time to time such investigation of Borrower's continuing creditworthiness as Lender shall deem appropriate including, without limitation, Lender contact with Borrower's accountants or other third parties, and Lender is also authorized to respond to any credit inquiries received from trade creditors or other credit granting institutions. Borrower agrees to promptly supply Lender with such financial and other information concerning Borrower's financial and business affairs, assets and liabilities as Lender may from time to time request, and Borrower agrees that Lender or its agents may from time to time verify Borrower's continuing compliance with any of Borrower's warranties made in Paragraph 4 above, at Borrower's cost and expense.

8. Default.

A. The occurrence of any of the following events shall constitute a default (as such term is used herein): (a) Borrower's non-payment, when due, of any amount payable on any of the Obligations, or any extension or renewal thereof; (b) Borrower's failure to perform any agreement contained herein or in any other agreement; (c) any statement, representation, or warranty of Borrower made herein, in any other agreement with Lender, or in any other writing at any time furnished by the Borrower to Lender, is untrue in any respect as of the date made; (d) any Obligor (which term, as used herein, shall mean the Borrower and each other party primarily or secondarily liable on any of the Obligations) becomes insolvent or unable to pay their debts as they mature, makes an assignment for the benefit of creditors, conveys substantially all of their assets, any proceedings are instituted by or against any Obligor alleging that such Obligor is insolvent or unable to pay debts as they mature or a petition of any kind is filed under the Bankruptcy Code by or against such Obligor; (e) entry of any judgment against any Obligor or any order of attachment, execution, garnishment, forfeiture, sequestration, or other writ or order is levied on the Collateral; (f) the death of any Obligor who is a natural person, or of any partner of any Obligor which is a partnership; (g) the dissolution, merger, consolidation or transfer of a substantial part of the property of any Obligor; (h) Borrower fails to pay the full amount of any tax, fee, or assessment due and owing to any federal, state or local governmental authority; or (i) any criminal proceeding is initiated against any Obligor.

B. Whenever a default shall exist, the Obligations may, at the option of Lender and without demand or notice of any kind, be declared, and thereupon shall immediately become, due and payable, in full, and Lender may exercise from time to time all rights and remedies, available to it under applicable law, including without limitation the right to immediate possession of the Collateral. Lender shall have the right to hold any property then in or upon the Collateral at time of repossession not covered by this Agreement until return is demanded in writing by the Borrower. Borrower agrees, upon Default, to assemble all the Collateral at a convenient place acceptable to the Lender and to pay all costs of collection of the Obligations, and enforcement of Lender's rights, including reasonable attorney fees and legal expenses (including bankruptcy proceedings), and all expenses in locating the Collateral and all expenses for any repairs to any realty or other property to which any of the Collateral may be affixed. Lender may foreclose its lien or security interest in the Collateral in any way permitted by law, and upon seven (7) days prior written notice to Borrower (which is deemed reasonable notice), sell (in its then condition or after further manufacturing, processing or preparation thereof, utilizing in connection therewith, without charge or liability to Lender therefor) any of Borrower's assets, any or all Collateral at private sale at any time or place in one or more sales, at such price or prices and upon such terms, either for cash or on credit, as Lender may elect, or sell any or all Collateral at public auction, either for cash or for credit, and at any such public sales, Lender may bid for and become the purchaser of any or all such Collateral. The net proceeds of any such sale or sales, and any amounts received in the liquidation of the Collateral, less all costs and expenses incurred in connection therewith, including any and all attorney fees, shall be applied against Borrower's Obligations and Borrower will pay any deficiency forthwith, upon demand, and shall be entitled to any surplus resulting therefrom. Lender's remedies are cumulative and not exclusive.

9. Right To Set-Off. Borrower grants to Lender, as further security for the Obligations, a security interest and lien in any credit balance or other money now or in the future owing Borrower by the Lender, and in any security or other property of the Borrower coming into the possession of Lender in any manner, including as custodian or for safekeeping. Borrower agrees that Lender may, without prior notice or demand, set-off against the Obligations, whether or not due, any such credit balance, other money, security or property of Borrower.

10. Miscellaneous. Except as otherwise defined in this Agreement, all terms in this Agreement shall have the meanings provided by the Michigan Uniform Commercial Code as amended from time to time. Any Lender delay in exercising any power, privilege or right hereunder, or under any other instrument or agreement executed by Borrower in connection herewith shall not operate as a waiver thereof and no single or partial exercise shall preclude other or further exercise thereof, or the exercise of any other power, privilege, or right. The waiver by Lender of any Default by Borrower shall not constitute a waiver of any subsequent Default, but shall be restricted only to the Default waived. All rights, remedies and powers of Lender hereunder are irrevocable and cumulative and not alternative or exclusive, and shall be in addition to all rights, remedies, and powers given in any other instrument or agreement or by the Michigan Uniform Commercial Code. This Agreement cannot be modified except by a writing signed by Borrower and by Lender.

This Agreement has been delivered in the State of Michigan, and shall be construed in accordance with the laws of the State of Michigan. Whenever possible, each provision of this Agreement shall be interpreted to be effective and valid under applicable law, but if any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement. The rights and privileges of Lender hereunder shall inure to the benefit of its successors and assigns, and this Agreement shall be binding on all heirs, executors, administrators, and successors of Borrower. If more than one Borrower has signed this Agreement their obligations shall be joint and several.

Borrower acknowledges that it has carefully read this Agreement and understands and voluntarily consents to all of the terms and provisions hereof, and that Borrower has consulted with or had ample opportunity to consult with legal counsel prior to the execution of this Agreement.

In Witness Whereof, Borrower has executed this Security Agreement on the day and year first above written.

Witnesses:

"Borrower":

BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan partnership

____

By:____________________________

____

Its: ____________________________

State Of Michigan }
} ss.
County of ________ }

This Security Agreement was acknowledged before me, a Notary Public, this 21st day of July, 2008, by ______________ as ____________, of BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership, on behalf of the partnership.

____
________________ Notary Public
___________ County, Michigan.
Acting in the County of ___________
My Commission Expires:______________

132332

Exhibit "A"

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number:	13-25-200-004 13-25-200-008 (part) 13-25-200-013 13-25-200-018 (part)
Property Address:	Summit Place Mall 315 North Telegraph Road Waterford, MI

BUSINESS LOAN AFFIDAVIT

STATE OF MICHIGAN)
)ss.
COUNTY OF _______)

The undersigned, ________________ being the ________________ of Baseball Heroes of Oakland County, LP, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Borrower"), being first duly sworn, deposes and says on behalf of Borrower with reference to a certain loan to Borrower in the sum of Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars (the "Indebtedness") evidenced by a Note (the "Note") dated July 21, 2008, and secured by a mortgage (the "Mortgage") on real estate in Oakland County, Michigan, dated July 21, 2008, to Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025, that:

1. The Indebtedness has been incurred entirely for business purposes, and that no part of the loan proceeds will be used for personal or consumer purposes.

2. The business in which Borrower is engaged is any activity for which limited partnerships may be formed under the Michigan Revised Uniform Limited Partnership Act, being Act No. 213, Public Acts of 1982, as may be amended.

3. The business purpose for which the proceeds of the indebtedness will be used is the purchase of property located at the northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan.

4. This Affidavit is made for the benefit of Timana, LLC, a California limited liability company, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, and any subsequent holder of the aforesaid Note and Mortgage securing same, pursuant to the provisions of MCLA 438.61, MSA 19.15(71).

DATED this 21st day of July, 2008.

WITNESSES:

BASEBALL HEROES OF OAKLAND COUNTY, LP
a Michigan limited partnership

____

By: _______________________
____

____

Its: _______________________

STATE OF MICHIGAN)
)ss.
COUNTY OF _______)

This Business Loan Affidavit was acknowledged before me, a Notary Public, this 21st day of July, 2008, by __________________, as the ________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

____
Notary Public

PROMISSORY NOTE

Amount: $749,250.00

Waterford, Michigan
Date: July 21, 2008

FOR VALUE RECEIVED the undersigned, Baseball Heroes of Oakland County, LP, a Michigan limited partnership ("Borrower") of 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, promises to pay to the order of Timana, LLC, a California limited liability company ("Lender") at its offices located at 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025, or such other place as the holder hereof may designate in writing, the principal sum of Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars, together with interest as provided in this promissory note ("Note") on any part thereof at any time advanced and unpaid, in lawful money of the United States of America in the manner hereinafter provided.

The indebtedness hereunder plus interest shall be paid by Borrower to Lender in the following manner:

Interest Rate. The advanced and unpaid principal balance outstanding from time to time under this Note shall bear interest on the basis of a year of 360 days for the actual number of days elapsed in a month, at a non-default rate of interest equal to seven (7%) percent per annum, but not in excess of the maximum rate permitted by law, while Borrower is not in default. Borrower understands and agrees that if the operative interest rate under this Note is determined to be usurious or is otherwise limited by law, the unpaid principal balance of this Note and all interest thereon calculated at the highest rate of interest then permitted to be charged by Lender shall, at the option of the Lender, become immediately due and payable in full. Payments received by Lender which would otherwise cause the interest rate to exceed such maximum interest rate shall, to the extent of such excess, be deemed prepayments of principal.

Payment. Borrower shall pay to Lender one hundred twenty (120) equal monthly installments of principal and interest in the amount of Eight Thousand Six Hundred Ninety Nine and 43/100 ($8,699.43) Dollars per month commencing on August 1, 2008 and continuing on the first day of each month thereafter through July 31, 2018. The entire outstanding principal balance of the Note and all accrued interest thereon shall be due and payable in full on the end loan due date of July 31, 2018. Borrower's first payment due August 1, 2008 shall also include an additional One Thousand Six Hundred Two and 56/100 ($1,602.56) Dollars for that amount of interest which will have accrued between July 21, 2008 and July 31, 2008. Each payment shall be deemed paid as of the date the payment is actually received by the Lender. Borrower hereby expressly assumes all risk of loss or liability resulting from the Borrower's failure to strictly comply with the payment due dates including but not limited to those arising from Lender's election to enforce a default resulting from the manner chosen by Borrower to deliver the subject payment to Lender. All payments on this Note shall, at the option of the Lender, first be applied against accrued and unpaid interest and the balance against principal. Acceptance by Lender of any payment in an amount less than the amount then due shall be deemed an acceptance on account only, and the failure to pay the entire amount then due shall be and continue to be an event of default, and at any time thereafter and until the entire amount then due has been paid in full, Lender shall be entitled to exercise all rights conferred upon it upon the occurrence of an event of default.

Prepayment. This Note may be prepaid in full or in part at any time without penalty or fee, but no earlier than upon sixty (60) days prior to Borrower providing written notice to Lender.

Default. Upon the occurrence of any of the following events of default: (a) any failure by Borrower to pay any installment of principal or interest within ten (10) days of when due; (b) any breach by Borrower or any guarantor of any warranty, representation, covenant, term, or condition stated in the security agreement, mortgage, assignment of lease and rents, assignment of contracts and plans, guaranty, or any other loan document executed in connection with this Note; (c) the death, the dissolution, termination of existence or suspension of business of Borrower or any guarantor; (d) Borrower's or any guarantor's failure generally to pay their debts as they mature, or if a receiver or custodian is appointed or takes possession of the property of Borrower or any guarantor; (e) any voluntary or involuntary bankruptcy or insolvency proceedings are commenced by or against Borrower or any guarantor provided, however, that if the bankruptcy proceedings are involuntary, the Borrower shall have a period of thirty (30) days to obtain an order dismissing the proceedings; (f) any indebtedness of Borrower or any guarantor becomes due and payable by acceleration of the maturity thereof; (g) any writ of attachment, garnishment, execution, tax lien, or similar writ is issued against any property of Borrower or any guarantor; or (h) Borrower or any guarantor does not continue under its current organizational structure or if there shall occur a sale out of the ordinary course of business by Borrower or any guarantor of all or a substantial part of its assets, or there shall be a change in the controlling interests in Borrower or any guarantor (or, if the controlling equity owner of Borrower or any guarantor is an entity, a change in the controlling interests in such entity) without the prior written consent of Lender, then this Note and all other obligations and indebtedness of Borrower to Lender, whether direct or indirect, absolute or contingent, present or future, and howsoever evidenced, shall become immediately due and payable, unless otherwise elected by Lender. No failure by Lender to exercise any right or remedy, nor any partial exercise thereof shall preclude Lender's right to demand strict adherence to the terms and conditions of this Note, preclude any additional or further exercise of any right or remedy, or constitute a waiver thereof.

Default Rate. During any period that this Note is in default, and after acceleration or maturity, the Borrower shall pay interest to Lender, calculated at the default rate which is equal to the lesser of: (a) seven percent (7%) per annum above the non-default interest rate otherwise in effect; or (b) the highest rate allowed by law.

Late Fee. To reimburse Lender for its additional costs incurred in the collection and processing of delinquent payment(s), Lender shall also be entitled to charge and collect a late fee of ten cents ($.10) for each dollar of any installment payment which is overdue by more than ten (10) days.

Security. In addition to the security interests described in any collateral documents executed in conjunction with this Note, Borrower grants Lender a security interest in all of Borrower's, instruments, negotiable documents, and chattel paper which at any time are in the possession or control of Lender and authorizes Lender, upon the occurrence of any event of default, to set-off any obligations of Lender to Borrower against the obligations of Borrower to Lender under this Note.

Collection. Borrower shall pay to Lender any and all expenses, including attorneys' fees and legal expenses paid or incurred by Lender in collecting or attempting to collect the indebtedness or in protecting and enforcing the rights of and obligations to Lender under any provision of this Note or other agreements with Borrower, including, without limitation, in any state court or bankruptcy proceedings (including any and all subsequent appellate court proceedings and post-judgment collection activity) or in foreclosing its mortgages or other security agreements, including costs of locating, appraising and repairing the collateral, whether or not such activity is part of a legal proceeding, and all such expenses shall be part of the indebtedness and bear interest from the date paid or incurred by Lender at the default rate.

Waiver. Borrower and the guarantors of this Note do hereby jointly and severally waive presentment for payment, demand, notice of nonpayment, notice of protest, and protest of this Note, and Lender diligence in collection or bringing suit, and consent to any and all extensions of time, renewals, waivers, or modifications as may be granted by Lender with respect to payment or any other provisions of this Note, and to the release of any collateral or any part thereof, with or without substitution. The liability of the Borrower to Lender under this Note shall be absolute and unconditional, without regard to the liability of any other party. This Note shall be deemed to have been executed in Michigan and all rights and obligations hereunder shall be governed by the laws of the State of Michigan.

______ Initials

The payment, performance, and satisfaction of Borrower's debts, duties, liabilities, and obligations under this Note are and shall be fully secured by the following documents executed on July 21, 2008:

- Mortgage;
- Assignment of Contracts and Plans;
- Assignments of Leases and Rents;
- Security Agreement;
- Guaranty; and
- All other documents provided to Lender by Borrower as security for this Note.

Reference is hereby made to those document(s) (collectively the "Security Documents") each dated on even date herewith for additional terms and conditions applicable to the terms of this Note.

Notices. The Borrower, if more than one, shall be jointly and severally liable, and the term "Borrower" shall mean any one or more of them. This Note shall be binding on the Borrower and its successors, and shall inure to the benefit of the Lender, its successors and assigns. Any reference to Lender shall include any holder of this Note. This Note is delivered in the Sate of Michigan and governed by Michigan law. Section headings are for convenience of reference only and shall not affect the interpretation of this Note.

Waiver of Jury Trial. BORROWER ACKNOWLEDGES THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL RIGHT, BUT THAT IT MAY BE WAIVED. BORROWER, AFTER CONSULTING WITH COUNSEL OF ITS CHOICE, KNOWINGLY AND VOLUNTARILY WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO THIS NOTE.

IN WITNESS WHEREOF, Borrower has executed this Promissory Note as of July 21, 2008.

"Borrower":

BASEBALL HEROES OF OAKLAND
COUNTY, LP
a Michigan limited liability company

Borrower's Address:

4000 West Walton Boulevard, Suite 3-A
Waterford, Michigan 48329

By:____________________________

Its: ____________________________

Tax No. ____________________

132348

Initials

ASSIGNMENT OF LEASES AND RENTS

This Assignment of Leases And Rents ("Assignment") is made this 21st day of July, 2008, by BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Owner"), to Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender").

RECITALS:

Owner holds title to the real estate located at the northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan ("Mortgaged Property") as may more particularly described on the attached Exhibit "A,", which Mortgaged Property may be demised by the Owner under certain lease(s).

Lender is, or is about to become, the holder of a mortgage executed by Owner covering the Mortgaged Property, which mortgage secures a certain Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollar Promissory Note of even date herewith executed by Owner, and all amendments, modifications, renewals, and extensions thereof, together with all other indebtedness of Owner to Lender, whether now or hereafter owing or to become due and howsoever created (hereinafter "Indebtedness").

Lender, as a condition of making the aforesaid loan(s), has required an assignment of the lease(s) and the rents, issues and profits derived from the use of the Mortgaged Property and every part thereof, as additional security for said Indebtedness.

Now, Therefore, in consideration of the foregoing recitals and as additional security for the aforesaid Indebtedness, Owner hereby unconditionally and irrevocably assigns, transfers, sets over to, and grants to Lender, as a portion of the collateral security for the Indebtedness, a security interest in the lease(s) described herein and any guaranties, renewals or extensions thereof, together with any other lease(s), whether written or unwritten, heretofore or hereafter entered into and demising any part of the Mortgaged Property, and all rents, issues and profits derived from the Mortgaged Property and any portion thereof.

1. With respect to any lease(s) heretofore or hereafter entered into demising any part of the Mortgaged Property, Owner hereby represents to and agrees with Lender that as long as the Indebtedness shall remain unpaid, Owner shall not, without the prior written consent of Lender, collect or accept payment of rent under any lease(s) for more than one (1) month in advance, or make any other assignment, pledge, encumbrance, or other disposition of any lease(s), or of the rents, issues and profits derived from the use of the Mortgaged Property. Any of the above acts, if done without the prior written consent of Lender, shall be null and void and shall constitute a default.

2. Owner represents, agrees and warrants that: (a) Owner is the sole owner and holder of the Landlord's interest under each lease and there have been no prior assignments of any lease; (b) Owner has delivered to Lender a copy of each lease as currently in effect including all amendments, extensions, renewals, modifications or replacements; (c) no lease is in default and there has not been, to the best knowledge of Owner an event which (but for the passage of time, the giving of notice, or both) would constitute a default under any lease; (d) any party obligated under any lease has not commenced any action or given or served any notice for the purpose of terminating any of the leases; (e) the rents, income, royalties, interests, profits and any other payments (including taxes and insurance escrows), due under each lease have been paid in full according to the terms of the lease; (f) there are no offsets, defenses or counter-claims to the payment of any amount due Owner under any lease, except as otherwise specifically set forth in any such lease; (g) Owner shall not consent to the cancellation, surrender, material modification or amendment of any lease, without the prior written consent of Lender; (h) Owner will not suffer or permit to occur any release of liability of any lessees or the

accrual of any right in any lessee to withhold payment of rent; (i) Owner shall give prompt notice to Lender of any notice of Owner's default received from any lessee or from any other person, and furnish Lender with complete copies of any such notice; (j) prior to the exercise by Lender, as assignee of each lease, of the Lender's right to enforce the assignment and collect the rents, Owner shall enforce the leases and all remedies available to Owner against each lessee short of termination of the lease; (k) at least annually, and more frequently if reasonably requested by the Lender, Owner shall provide Lender with a certified rent roll and such other information regarding the leases as the Lender may reasonably require; and (l) Owner shall require, and make all reasonable and diligent efforts to enforce, all lessees under each lease to provide Lender with annual financial statements and such other financial information as may be reasonably requested by Lender.

3. It is mutually agreed between Lender and Owner that until a default or breach shall occur in the performance of Owner's covenants hereunder, or any default shall occur under the mortgage, guaranty (if any) or any agreement between Owner and Lender pertaining to the Indebtedness, or any default shall occur in the making of any of the payments provided for in the above described mortgage or note(s), Owner may receive, collect and enjoy the rents, issues and profits accruing from the Mortgaged Property, but not more than one (1) month in advance. In the event of any such default or breach, Lender may, at its option, immediately thereafter receive and collect all rents, issues and profits from the Mortgaged Property as they come due under the lease(s) described herein and any renewals and extensions thereof, and under any other lease(s) heretofore or hereafter entered into demising any part of the Mortgaged Property, and Lender shall thereafter continue to receive and collect all such rents, issues and profits as long as such default or breach shall exist, and during the pendency of any foreclosure proceedings and throughout any applicable redemption period.

4. In the event of any such default or breach, Owner hereby expressly authorizes Lender, at its sole option, to enter upon the Mortgaged Property or any part thereof, by its officers, agents, or employees, for the collection of the rents, issues and profits and for the operation and maintenance of the Mortgaged Property, and Owner hereby authorizes Lender in general to perform all acts necessary for the operation and maintenance of the Mortgaged Property in the same manner and to the same extent that the Owner might so act. After payment of all charges and expenses, and costs of operation and maintenance, if incurred, the Lender shall credit the net amount of income received by virtue of Lender's exercise of this Assignment to any amounts due Lender from Owner under the Indebtedness, including but not limited to, the Lender's costs and reasonable attorneys fees, and in the event of any foreclosure sale, to any deficiency during any redemption period. The manner of the application of such net income and the item or items to which it shall be applied shall be within the sole discretion of the Lender, and Lender shall be accountable only for money actually received by it pursuant to this Assignment. Lender shall have no obligation to operate or maintain the Mortgaged Property. Such entry and taking possession of the Mortgaged Property or any part thereof by Lender, may be made by actual entry and possession or by written notice served personally upon or sent by first class mail, postage prepaid, to the last owner of the Mortgaged Property appearing on the records of the Lender, as the Lender may elect, and no further authorization or notice shall be required. Owner hereby waives any right to notice, other than the notice provided above, and waives any right to any hearing, judicial or otherwise, prior to the Lender exercising its rights under this Assignment.

5. Owner agrees to promptly inform Lender of, and to promptly transfer and deliver to the Lender, any subsequent lease(s) of the Mortgaged Property or any part thereof, and to make, execute and deliver to the Lender, within five (5) business days after written demand, any and all documents, agreements and instruments as may, in Lender's opinion, be necessary to protect the Lender's rights under this Assignment. Owner's failure to comply with its agreements herein made shall not impair Lender's rights hereunder with respect to any such subsequent lease(s), nor shall such failure in any way affect the applicability of this Assignment to such lease(s) and the rentals receivable thereunder.

6. Owner agrees to perform and discharge each and every obligation, covenant, and agreement required to be performed by the Landlord under the lease(s) referred to herein, and should Owner fail so to do within ten (10) days after written demand from Lender, the Lender, without obligation to do so and without releasing Owner from any such obligation, may make or do the same in such manner and to such extent as the Lender deems necessary to protect its rights and interest under this Assignment. Nothing herein contained shall be construed to require the Lender to perform any of the terms and provision contained in said lease(s), or otherwise to impose any obligation upon the Lender. Any default by Owner in the performance of any of the obligations herein contained shall constitute and be deemed to be a default under the terms of the said mortgage, entitling Lender to exercise all rights and remedies provided by the mortgage, this Assignment, the promissory note(s), guaranty(ies) or any other agreement between Owner and Lender.

7. The Lender shall not be liable for any loss sustained by the Owner resulting from the Lender's failure to secure the Mortgaged Property after default, or from any other act or omission of Lender in managing the Mortgaged Property after the

occurrence of an event of default, unless such loss is caused by the willful misconduct and bad faith of Lender. Owner agrees to indemnify Lender from any and all claims and demands whatsoever which may be asserted against Lender by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants or agreements contained in said lease(s). Should Lender incur any such liability under said lease(s) or under or by reason of this Assignment, or in defense of any such claims or demands, the amount thereof, including costs, expenses and reasonable attorneys fees shall be secured hereby, and the Owner shall reimburse Lender therefor immediately upon demand. It is further understood that this Assignment shall not operate to place responsibility for the control, care, management or repair of said Mortgaged Property upon Lender, nor the carrying out of any of the terms and conditions of said lease(s), nor shall it operate to make Lender responsible or liable for any waste committed on the Mortgaged Property by the tenants or any other parties, or for any dangerous or defective conditions of the Mortgaged Property, or for any negligence in the management, upkeep, repair or control of said Mortgaged Property resulting in loss or injury or death to any tenant, licensee, employee or stranger.

8. Owner hereby irrevocably consents that any lessee(s) under any of the lease(s) referred to herein shall, upon demand and notice from Lender of Owner's default under said note(s), mortgage, guaranty (if any) or this Assignment, pay all rents, issues, and profits under said lease(s) to Lender, without any obligation upon any such lessee(s) to determine the actual existence of any default by Owner. Such payment by such lessee(s) shall constitute a satisfaction of the obligations under the lease.

9. Owner agrees that Lender shall have the right to assign Lender's right, title and interest in the lease(s) referred to herein to any subsequent holder of the mortgage or note(s) and to assign the same to any person acquiring title to the Mortgaged Property through foreclosure or deed in lieu thereof.

10. This Assignment extends to and includes every lease or rental agreement, whether written or unwritten, now existing or hereafter entered into, demising any part of the Mortgaged Property. Wherever used herein, the term "lease" or "leases" includes all such rental agreements including, but not limited to, all license and concessionaire agreements. If no Exhibit "B" is attached hereto then all references herein to Exhibit "B" are not applicable to this Assignment, which in such case shall be a general assignment of all leases and rental agreements concerning the Mortgaged Property.

11. The rights and remedies of the Lender under this Assignment shall include those rights set forth in Michigan Compiled Laws 554.231, are cumulative, and are not in lieu of but are in addition to all other rights or remedies which Lender has under the note(s), mortgage, and under any loan agreement between the parties hereto.

12. Notwithstanding any prior revocation, termination, surrender or discharge of this Assignment, the effectiveness of this Assignment shall automatically continue or be reinstated, as the case may be, in the event that any payment received or credit given by the Lender in respect of the Indebtedness is returned, disgorged or rescinded as a preference, impermissible setoff, fraudulent conveyance, diversion of trust funds, or otherwise under any applicable state or federal law, including, without limit, laws pertaining to bankruptcy or insolvency, in which case this Assignment shall be enforceable as if the returned, disgorged or rescinded payment or credit had not been received or given, whether or not the Lender relied upon this payment or credit or changed its position as a consequence of it. In the event of continuation or reinstatement of this Assignment, Owner agrees within ten (10) days after written demand by the Lender to execute and deliver to the Lender those documents which the Lender determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of the Owner to do so shall not affect in any way the reinstatement or continuation. If Owner does not execute and deliver to the Lender within such ten 10-day period such documents, the Lender is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney of the Owner (with full power of substitution) to execute and deliver such documents in the name and on behalf of the Owner.

13. THE OWNER AND THE LENDER ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS ASSIGNMENT OR THE INDEBTEDNESS.

14. All covenants and agreements contained herein shall apply to and bind the grantees, heirs, personal representatives, successors, and assigns of the respective parties. This Assignment shall be interpreted, and the rights of the parties determined, under the laws of the State of Michigan.

In Witness Whereof, this Assignment has been executed by the Owner on the date and year first above written.

"Owner":

BASEBALL HEROES OF OAKLAND
COUNTY, LP, a Michigan limited partnership

By: ______________________________
____
Its: ______________________________

State Of Michigan }
} ss.
County of ________ }

This Assignment Of Leases And Rents was acknowledged before me, a Notary Public, this 21st day of July, 2008, by ________________, as ____________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

____
__________________ Notary Public
____________ County, Michigan.
Acting in the County of __________________
My Commission Expires: ________________

Drafted By and When Recorded Return To:
Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Ste. 950
Southfield, MI 48075
(313) 963-1301

EXHIBIT "A"

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
13-25-200-018 (part)

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

132370

ASSIGNMENT OF LEASES AND RENTS

This Assignment of Leases And Rents ("Assignment") is made this 21st day of July, 2008, by BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Owner"), to Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender").

RECITALS:

Owner holds title to the real estate located at the northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan ("Mortgaged Property") as may more particularly described on the attached Exhibit "A,", which Mortgaged Property may be demised by the Owner under certain lease(s).

Lender is, or is about to become, the holder of a mortgage executed by Owner covering the Mortgaged Property, which mortgage secures a certain Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollar Promissory Note of even date herewith executed by Owner, and all amendments, modifications, renewals, and extensions thereof, together with all other indebtedness of Owner to Lender, whether now or hereafter owing or to become due and howsoever created (hereinafter "Indebtedness").

Lender, as a condition of making the aforesaid loan(s), has required an assignment of the lease(s) and the rents, issues and profits derived from the use of the Mortgaged Property and every part thereof, as additional security for said Indebtedness.

Now, Therefore, in consideration of the foregoing recitals and as additional security for the aforesaid Indebtedness, Owner hereby unconditionally and irrevocably assigns, transfers, sets over to, and grants to Lender, as a portion of the collateral security for the Indebtedness, a security interest in the lease(s) described herein and any guaranties, renewals or extensions thereof, together with any other lease(s), whether written or unwritten, heretofore or hereafter entered into and demising any part of the Mortgaged Property, and all rents, issues and profits derived from the Mortgaged Property and any portion thereof.

1. With respect to any lease(s) heretofore or hereafter entered into demising any part of the Mortgaged Property, Owner hereby represents to and agrees with Lender that as long as the Indebtedness shall remain unpaid, Owner shall not, without the prior written consent of Lender, collect or accept payment of rent under any lease(s) for more than one (1) month in advance, or make any other assignment, pledge, encumbrance, or other disposition of any lease(s), or of the rents, issues and profits derived from the use of the Mortgaged Property. Any of the above acts, if done without the prior written consent of Lender, shall be null and void and shall constitute a default.

2. Owner represents, agrees and warrants that: (a) Owner is the sole owner and holder of the Landlord's interest under each lease and there have been no prior assignments of any lease; (b) Owner has delivered to Lender a copy of each lease as currently in effect including all amendments, extensions, renewals, modifications or replacements; (c) no lease is in default and there has not been, to the best knowledge of Owner an event which (but for the passage of time, the giving of notice, or both) would constitute a default under any lease; (d) any party obligated under any lease has not commenced any action or given or served any notice for the purpose of terminating any of the leases; (e) the rents, income, royalties, interests, profits and any other payments (including taxes and insurance escrows), due under each lease have been paid in full according to the terms of the lease; (f) there are no offsets, defenses or counter-claims to the payment of any amount due Owner under any lease, except as otherwise specifically set forth in any such lease; (g) Owner shall not consent to the cancellation, surrender, material modification or amendment of any lease, without the prior written consent of Lender; (h) Owner will not suffer or permit to occur any release of liability of any lessees or the

accrual of any right in any lessee to withhold payment of rent; (i) Owner shall give prompt notice to Lender of any notice of Owner's default received from any lessee or from any other person, and furnish Lender with complete copies of any such notice; (j) prior to the exercise by Lender, as assignee of each lease, of the Lender's right to enforce the assignment and collect the rents, Owner shall enforce the leases and all remedies available to Owner against each lessee short of termination of the lease; (k) at least annually, and more frequently if reasonably requested by the Lender, Owner shall provide Lender with a certified rent roll and such other information regarding the leases as the Lender may reasonably require; and (l) Owner shall require, and make all reasonable and diligent efforts to enforce, all lessees under each lease to provide Lender with annual financial statements and such other financial information as may be reasonably requested by Lender.

3. It is mutually agreed between Lender and Owner that until a default or breach shall occur in the performance of Owner's covenants hereunder, or any default shall occur under the mortgage, guaranty (if any) or any agreement between Owner and Lender pertaining to the Indebtedness, or any default shall occur in the making of any of the payments provided for in the above described mortgage or note(s), Owner may receive, collect and enjoy the rents, issues and profits accruing from the Mortgaged Property, but not more than one (1) month in advance. In the event of any such default or breach, Lender may, at its option, immediately thereafter receive and collect all rents, issues and profits from the Mortgaged Property as they come due under the lease(s) described herein and any renewals and extensions thereof, and under any other lease(s) heretofore or hereafter entered into demising any part of the Mortgaged Property, and Lender shall thereafter continue to receive and collect all such rents, issues and profits as long as such default or breach shall exist, and during the pendency of any foreclosure proceedings and throughout any applicable redemption period.

4. In the event of any such default or breach, Owner hereby expressly authorizes Lender, at its sole option, to enter upon the Mortgaged Property or any part thereof, by its officers, agents, or employees, for the collection of the rents, issues and profits and for the operation and maintenance of the Mortgaged Property, and Owner hereby authorizes Lender in general to perform all acts necessary for the operation and maintenance of the Mortgaged Property in the same manner and to the same extent that the Owner might so act. After payment of all charges and expenses, and costs of operation and maintenance, if incurred, the Lender shall credit the net amount of income received by virtue of Lender's exercise of this Assignment to any amounts due Lender from Owner under the Indebtedness, including but not limited to, the Lender's costs and reasonable attorneys fees, and in the event of any foreclosure sale, to any deficiency during any redemption period. The manner of the application of such net income and the item or items to which it shall be applied shall be within the sole discretion of the Lender, and Lender shall be accountable only for money actually received by it pursuant to this Assignment. Lender shall have no obligation to operate or maintain the Mortgaged Property. Such entry and taking possession of the Mortgaged Property or any part thereof by Lender, may be made by actual entry and possession or by written notice served personally upon or sent by first class mail, postage prepaid, to the last owner of the Mortgaged Property appearing on the records of the Lender, as the Lender may elect, and no further authorization or notice shall be required. Owner hereby waives any right to notice, other than the notice provided above, and waives any right to any hearing, judicial or otherwise, prior to the Lender exercising its rights under this Assignment.

5. Owner agrees to promptly inform Lender of, and to promptly transfer and deliver to the Lender, any subsequent lease(s) of the Mortgaged Property or any part thereof, and to make, execute and deliver to the Lender, within five (5) business days after written demand, any and all documents, agreements and instruments as may, in Lender's opinion, be necessary to protect the Lender's rights under this Assignment. Owner's failure to comply with its agreements herein made shall not impair Lender's rights hereunder with respect to any such subsequent lease(s), nor shall such failure in any way affect the applicability of this Assignment to such lease(s) and the rentals receivable thereunder.

6. Owner agrees to perform and discharge each and every obligation, covenant, and agreement required to be performed by the Landlord under the lease(s) referred to herein, and should Owner fail so to do within ten (10) days after written demand from Lender, the Lender, without obligation to do so and without releasing Owner from any such obligation, may make or do the same in such manner and to such extent as the Lender deems necessary to protect its rights and interest under this Assignment. Nothing herein contained shall be construed to require the Lender to perform any of the terms and provision contained in said lease(s), or otherwise to impose any obligation upon the Lender. Any default by Owner in the performance of any of the obligations herein contained shall constitute and be deemed to be a default under the terms of the said mortgage, entitling Lender to exercise all rights and remedies provided by the mortgage, this Assignment, the promissory note(s), guaranty(ies) or any other agreement between Owner and Lender.

7. The Lender shall not be liable for any loss sustained by the Owner resulting from the Lender's failure to secure the Mortgaged Property after default, or from any other act or omission of Lender in managing the Mortgaged Property after the

occurrence of an event of default, unless such loss is caused by the willful misconduct and bad faith of Lender. Owner agrees to indemnify Lender from any and all claims and demands whatsoever which may be asserted against Lender by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants or agreements contained in said lease(s). Should Lender incur any such liability under said lease(s) or under or by reason of this Assignment, or in defense of any such claims or demands, the amount thereof, including costs, expenses and reasonable attorneys fees shall be secured hereby, and the Owner shall reimburse Lender therefor immediately upon demand. It is further understood that this Assignment shall not operate to place responsibility for the control, care, management or repair of said Mortgaged Property upon Lender, nor the carrying out of any of the terms and conditions of said lease(s), nor shall it operate to make Lender responsible or liable for any waste committed on the Mortgaged Property by the tenants or any other parties, or for any dangerous or defective conditions of the Mortgaged Property, or for any negligence in the management, upkeep, repair or control of said Mortgaged Property resulting in loss or injury or death to any tenant, licensee, employee or stranger.

8. Owner hereby irrevocably consents that any lessee(s) under any of the lease(s) referred to herein shall, upon demand and notice from Lender of Owner's default under said note(s), mortgage, guaranty (if any) or this Assignment, pay all rents, issues, and profits under said lease(s) to Lender, without any obligation upon any such lessee(s) to determine the actual existence of any default by Owner. Such payment by such lessee(s) shall constitute a satisfaction of the obligations under the lease.

9. Owner agrees that Lender shall have the right to assign Lender's right, title and interest in the lease(s) referred to herein to any subsequent holder of the mortgage or note(s) and to assign the same to any person acquiring title to the Mortgaged Property through foreclosure or deed in lieu thereof.

10. This Assignment extends to and includes every lease or rental agreement, whether written or unwritten, now existing or hereafter entered into, demising any part of the Mortgaged Property. Wherever used herein, the term "lease" or "leases" includes all such rental agreements including, but not limited to, all license and concessionaire agreements. If no Exhibit "B" is attached hereto then all references herein to Exhibit "B" are not applicable to this Assignment, which in such case shall be a general assignment of all leases and rental agreements concerning the Mortgaged Property.

11. The rights and remedies of the Lender under this Assignment shall include those rights set forth in Michigan Compiled Laws 554.231, are cumulative, and are not in lieu of but are in addition to all other rights or remedies which Lender has under the note(s), mortgage, and under any loan agreement between the parties hereto.

12. Notwithstanding any prior revocation, termination, surrender or discharge of this Assignment, the effectiveness of this Assignment shall automatically continue or be reinstated, as the case may be, in the event that any payment received or credit given by the Lender in respect of the Indebtedness is returned, disgorged or rescinded as a preference, impermissible setoff, fraudulent conveyance, diversion of trust funds, or otherwise under any applicable state or federal law, including, without limit, laws pertaining to bankruptcy or insolvency, in which case this Assignment shall be enforceable as if the returned, disgorged or rescinded payment or credit had not been received or given, whether or not the Lender relied upon this payment or credit or changed its position as a consequence of it. In the event of continuation or reinstatement of this Assignment, Owner agrees within ten (10) days after written demand by the Lender to execute and deliver to the Lender those documents which the Lender determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of the Owner to do so shall not affect in any way the reinstatement or continuation. If Owner does not execute and deliver to the Lender within such ten 10-day period such documents, the Lender is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney of the Owner (with full power of substitution) to execute and deliver such documents in the name and on behalf of the Owner.

13. THE OWNER AND THE LENDER ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS ASSIGNMENT OR THE INDEBTEDNESS.

14. All covenants and agreements contained herein shall apply to and bind the grantees, heirs, personal representatives, successors, and assigns of the respective parties. This Assignment shall be interpreted, and the rights of the parties determined, under the laws of the State of Michigan.

In Witness Whereof, this Assignment has been executed by the Owner on the date and year first above written.

"Owner":

BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership

By: ______________________________
____
Its: ______________________________

State Of Michigan }
} ss.
County of _______ }

This Assignment Of Leases And Rents was acknowledged before me, a Notary Public, this 21st day of July, 2008, by ________________, as ___________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

____
_________________ Notary Public
____________ County, Michigan.
Acting in the County of _______________
My Commission Expires: _______________

Drafted By and When Recorded Return To:
Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Ste. 950
Southfield, MI 48075
(313) 963-1301

EXHIBIT "A"

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number:	13-25-200-004 13-25-200-008 (part) 13-25-200-013 13-25-200-018 (part)
Property Address:	Summit Place Mall 315 North Telegraph Road Waterford, MI

132370

RIGHT OF REPURCHASE AGREEMENT

THIS AGREEMENT is made this _______ day of ____________, 2008, by and between by and between Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Blvd., Suite 1400, Los Angeles, California 90025 ("Timana"), and Baseball Heroes of Oakland County, LP, a Michigan limited partnership, whose address is 4000 West Walton Blvd., Suite 3-A, Waterford, Michigan 48329 ("Baseball").

RECITALS

WHEREAS, Baseball is currently acquiring from Timana, pursuant to that certain Purchase and Sale Agreement dated ___________, 2007 as amended ("Purchase Agreement"), fee simple title to property consisting of approximately ten (10) acres located at the northwest corner or East Mall Drive and Summit Drive in Waterford, Michigan, as more particularly described on Exhibit A attached hereto and by this reference made a part hereof ("Property"); and

WHEREAS, Timana would not have entered into the Purchase Agreement in the absence of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for good and valuable consideration, receipt of which is hereby acknowledged, it is mutually agreed as follows:

1. Right to Repurchase. In the event that Baseball has not either: a) completed the installation of all footings necessary for the construction of its baseball stadium within two (2) years after date hereof; or b) finished all construction for its baseball stadium within three (3) years after the date hereof, Baseball hereby grants to Timana the right to repurchase the Property free and clear of any easements, encumbrances, leases, liens, or other interests of third parties, other than those of Timana or Timana's lender designee.

2. Purchase Price. The purchase price for the Property shall be the return of the Limited Partnership Interests held by Timana in Baseball Heroes of Oakland County, LP and the cancellation of the Note held by Timana pursuant to the original sale of the Property to Baseball.

3. Closing. If Timana exercises its option to repurchase by providing written notice to Baseball of same, a closing shall be held at a date, time, and location to be determined by Timana ("Closing"), and Baseball shall be obligated to sell the Property back to Timana at the Purchase Price described immediately above, free and clear of all liens, encumbrances and

encroachments except those of Timana, by way of Covenant Deed. Baseball shall provide to Timana a title insurance policy insuring good and marketable title to the Property at Baseball's sole expense. All fees and transfer taxes of reconveyance shall be borne solely by Baseball. Real estate taxes and assessments shall be prorated to the date of Closing. Closing shall take place at Timana's office or such other place designated by Timana.

4. Covenant Running with the Land. The foregoing right to repurchase shall be binding upon and inure to the benefit of both Timana and Baseball, and their successors and assigns, and shall run with the land.

5. Injunctive Relief. Timana shall be entitled to injunctive relief and any other remedy for the breach of this Agreement by Baseball; provided, however, in the event any action is brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover its attorneys' fees and other costs in any litigation.

6. Notices. All notices required or permitted to be given hereunder shall be in writing delivered in person, by facsimile transmission, by nationally recognized overnight courier or delivery service, or mailed postage or fees prepaid by certified mail, or by express mail service, return receipt requested, addressed to the mailing addresses and facsimile numbers given herein. Each such notice shall be effective upon the date of hand delivery if delivered in person, upon the first business day after the date the notice is deposited with a national overnight courier or delivery service if delivered by overnight courier, on the date listed on the return receipt if mailed, or on the date shown on the facsimile confirmation report. Notices shall be directed as follows:

If to Timana: Sean Namvar
Timana, LLC
12121 Wilshire Blvd., Ste. 1400
Los Angeles, CA 90025
(310) 207-6308 (Facsimile)

Copy to: Paul S. Magy, Esq.
Kupelian Ormond & Magy
25800 Northwestern Hwy., Ste. 950
Southfield, MI 48075
(248) 357-7488 (Facsimile)

If to Baseball: Robert A. Hilliard
Baseball Heroes of Oakland County, LP
4000 West Walton Blvd., Ste. 3-A
Waterford, MI 48329
(248) 393-0696 (Facsimile)

Copy to: Michael J. Hughes, Esq.
Boothman Patterson, P.C.

1090 West Huron
Waterford, MI 48328
(248) 681-1754 (Facsimile)

7. Amendment. This Right of Repurchase shall not be amended or modified, in whole or in part, unless such amendment or modification is in writing and signed by Timana and Baseball, or their successors and assigns as the case may be.

8. Non-Waiver. The failure of the Timana to insist upon strict performance of any covenants, conditions or terms of this Right of Repurchase shall not be construed as a waiver or relinquishment of any such covenants, conditions or terms, but the same shall be and remain in full force and effect.

9. Headings. The captions and headings used herein are for convenience of reference only and shall not affect the interpretation of this Right of Repurchase.

10. Counterparts. This Right of Repurchase may be executed in several counterparts, but together shall constitute an original.

11. Governing Law. This Right of Repurchase shall be governed by and construed in accordance with the laws of the State of Michigan.

The parties shall be responsible for notifying each other of any change of address, telephone or facsimile number.

Witnesses	**Baseball**:
	Baseball Heroes of Oakland County, LP a Michigan limited partnership
______________________	By: ______________________ ______________________
______________________	Its: ______________________
	Date: ______________________

STATE OF Michigan)
)ss:
COUNTY OF _________)

The foregoing Agreement was acknowledged before me this _____ day of _________________, 2008 by ___________________, _____________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership.

____
_______________________Notary Public
___________ County, Michigan
My Commission Expires: _______________
Acting in _______________ County

Seller:

Timana, LLC,
a California limited liability company

__________________________ By:_____________________________

__________________________ Its:____________________________

Date: _________________________

STATE OF ___________)
)ss:
COUNTY OF__________)

The foregoing Agreement was acknowledged before me this _____ day of _________________, 2008 by ________________, _____________________ of Timana, LLC, a California limited liability company.

____
_______________________Notary Public
___________ County, Michigan
My Commission Expires: _______________
Acting in _______________ County

EXHIBIT "A"

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
13-25-200-018 (part)

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

COVENANT DEED

THIS COVENANT DEED is made as of this 21st day of July, 2008 between Timana, LLC, a California limited liability company, ("Transferor") and Baseball Heroes of Oakland County, LP, a Michigan limited partnership ("Transferee").

Transferor, in consideration of the sum of Ten ($10.00) Dollars and other good and valuable consideration from Transferee, the receipt whereof is hereby acknowledged, does hereby convey to Transferee, its heirs, successors, and assigns, the real property situated in the County of Oakland and State of Michigan which is more particularly described on Schedule 1 hereto, together with any appurtenances thereto, and together with any estate, right, title, interest, or claim of Transferor, either in law or equity, to the above premises, but subject , however to:

1. Real estate taxes not yet due and payable;
2. General and Special Assessments payable after the date hereof;
3. Liens, claims, easements, covenants, restrictions, encumbrances, and other matters of record;
4. Zoning and other laws, ordinances and regulations;
5. Public utility, drainage, and highway easements, whether or not of record;
6. Rights of parties in possession;
7. Encroachments and other matters which would be disclosed by an accurate survey or an inspection of the above premises; and
8. Consequences of any attack on the title conveyed hereunder under any creditor's rights law, including state insolvency law, and federal bankruptcy law.

Transferor herein does hereby covenant and agree that, except as provided herein, it has not heretofore done, committed or wittingly suffered to be done or committed, any act, matter or thing whatsoever whereby the premises hereby granted, or any part thereof, is, shall or may be charged or encumbered in title, estate or otherwise, and Transferor will warrant and defend title to the above granted premises against all persons lawfully claiming from, through and under Transferor, but against none other.

Transferor does not grant to Transferee the right to make any divisions under Section 108 of the Land Division Act, Act No. 288 of the public Acts of 1967. This property may be located within the vicinity of farmland or a farm operation. Generally accepted agricultural and management practices may generate noise, dust, odors and other associated conditions may be used and are protected by the Michigan Right-To-Farm Act.

IN WITNESS WHEREOF, this deed has been executed as of the day and year first written above.

WITNESSES:

Timana, LLC, a California
limited liability company

______________________________ By: ______________________________

____

______________________________ Its: ______________________________

STATE OF ____________)
)SS.
COUNTY OF __________)

On this ____ day of ___________, 2008, before me appeared __________________ who is personally to me known and known to me to be the ______________ of Timana, LLC, and to be the same person who executed the foregoing instrument of writing in the name of said limited liability company and duly and severally acknowledged the execution thereof as the free act and deed of said limited liability company as an authorized representative of Timana, LLC.

____
____________________ Notary Public
_________________ County, _______.
My Commission Expires:_____________

Prepared by and when recorded return to:
Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Ste. 950
Southfield, MI 48075

COVENANT DEED

THIS COVENANT DEED is made as of this 21st day of July, 2008 between Timana, LLC, a California limited liability company, ("Transferor") and Baseball Heroes of Oakland County, LP, a Michigan limited partnership ("Transferee").

Transferor, in consideration of the sum of Ten ($10.00) Dollars and other good and valuable consideration from Transferee, the receipt whereof is hereby acknowledged, does hereby convey to Transferee, its heirs, successors, and assigns, the real property situated in the County of Oakland and State of Michigan which is more particularly described on Schedule 1 hereto, together with any appurtenances thereto, and together with any estate, right, title, interest, or claim of Transferor, either in law or equity, to the above premises, but subject , however to:

1. Real estate taxes not yet due and payable;
2. General and Special Assessments payable after the date hereof;
3. Liens, claims, easements, covenants, restrictions, encumbrances, and other matters of record;
4. Zoning and other laws, ordinances and regulations;
5. Public utility, drainage, and highway easements, whether or not of record;
6. Rights of parties in possession;
7. Encroachments and other matters which would be disclosed by an accurate survey or an inspection of the above premises; and
8. Consequences of any attack on the title conveyed hereunder under any creditor's rights law, including state insolvency law, and federal bankruptcy law.

Transferor herein does hereby covenant and agree that, except as provided herein, it has not heretofore done, committed or wittingly suffered to be done or committed, any act, matter or thing whatsoever whereby the premises hereby granted, or any part thereof, is, shall or may be charged or encumbered in title, estate or otherwise, and Transferor will warrant and defend title to the above granted premises against all persons lawfully claiming from, through and under Transferor, but against none other.

Transferor does not grant to Transferee the right to make any divisions under Section 108 of the Land Division Act, Act No. 288 of the public Acts of 1967. This property may be located within the vicinity of farmland or a farm operation. Generally accepted agricultural and management practices may generate noise, dust, odors and other associated conditions may be used and are protected by the Michigan Right-To-Farm Act.

IN WITNESS WHEREOF, this deed has been executed as of the day and year first written above.

WITNESSES:

Timana, LLC, a California
limited liability company

____

By: ________________________

____

Its: ________________________

STATE OF ____________)
)SS.
COUNTY OF __________)

On this ____ day of ___________, 2008, before me appeared __________________ who is personally to me known and known to me to be the ______________ of Timana, LLC, and to be the same person who executed the foregoing instrument of writing in the name of said limited liability company and duly and severally acknowledged the execution thereof as the free act and deed of said limited liability company as an authorized representative of Timana, LLC.

____
____________________ Notary Public
_________________ County, ________.
My Commission Expires:______________

Prepared by and when recorded return to:
Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Ste. 950
Southfield, MI 48075

GUARANTY

This Guaranty ("Guaranty") is made this 21st day of July, 2008, by ROBERT HILLIARD of ______________________________ ("Guarantor") in favor of TIMANA, LLC, a California limited liability company, of 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender").

Preliminary Statement:

This Guaranty is made to induce the Lender to make loans, extend or continue credit or some other benefit, whether under promissory notes, guaranties, and/or other evidence of indebtedness, whether present or future, direct or indirect, and whether several, joint or joint and several, to Baseball Heroes of Oakland County, LP, a Michigan limited partnership ("Borrower"), and because the Guarantor has determined that executing and delivering this Guaranty is in the Guarantor's interest and to the financial benefit of the Guarantor.

The Guarantor agrees as follows:

1. **Guaranty**. The Guarantor unconditionally and irrevocably guarantees to the Lender the full and prompt payment when due of all Indebtedness (as hereinafter defined) due and to become due to the Lender, including, without limit, attorneys' fees, and costs and expenses incurred by the Lender in connection with the enforcement of this Guaranty and/or any obligations of the Borrower to the Lender. The Lender may have immediate recourse against the Guarantors for full and immediate payment of the Indebtedness at any time when the Indebtedness, or any portion, has not been paid when due (whether by acceleration or otherwise). All payments by the Guarantors shall be made in lawful money of the United States of America and in immediately available funds.

2. **Indebtedness**. The term "Indebtedness" shall mean any and all indebtedness, liabilities and obligations of every kind, nature and description which are at any time owed to Lender by Borrower, whether direct or indirect, absolute or contingent, whether now due and owing or which may hereafter from time to time become due and owing, and whether heretofore or hereafter created or arising, including but not limited to all indebtedness evidenced by any promissory note(s), guaranties, mortgage(s) loan agreements or other agreements now or hereafter executed and delivered by Borrower to the Lender, including but not limited to, the Promissory Note of even date in the face amount of Seven Hundred Forty-Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars and any and all renewals, extensions or modifications thereof, and including, without limitation, reasonable attorney fees, costs, and expenses incurred by Lender in connection with the enforcement of this Guaranty and the collection of any and all Indebtedness of the Borrower to the Lender.

3. **Nature of Guaranty**. This is a guaranty of payment and not of collection. At any time when the Indebtedness, or any portion thereof, has not been paid when due (whether by acceleration or otherwise) the Lender can require that the Guarantor pay the Lender the amounts owing under the Guaranty immediately, and the Lender is not required to collect first from the Borrower, any collateral or any other person liable for the Indebtedness. The Guarantor's liability for payment of the Indebtedness shall be a primary obligation and shall be absolute and unconditional and nothing except final and full payment to the Lender of all of the Indebtedness shall operate to discharge Guarantor's liability under this Guaranty. Accordingly, Guarantor unconditionally and irrevocably waives each and every defense which under principles of guaranty or suretyship law would otherwise operate to impair or diminish the liability of Guarantor for the Indebtedness. Without limiting the generality of the foregoing waiver, Guarantor agrees that none of the following acts, omissions, or occurrences shall diminish or impair the liability of Guarantor in any respect (all of which acts, omissions or occurrences may be done without notice to Guarantor).

(a) Any extension, modification, indulgence, compromise, settlement or variation of any of the terms of the Indebtedness.

(b) Any assignment or transfer of any interest in any of the Indebtedness.

(c) The discharge or release of any obligations of the Borrower or any other person now or hereafter liable on the Indebtedness, by reason of bankruptcy or insolvency laws or otherwise.

(d) The acceptance or release by the Lender of any collateral, security or other guaranty, or any settlement, compromise or extension with respect to any collateral, security or other guaranty.

(e) The application or allocation by the Lender of payments, collections or credits on the Indebtedness or any other obligations of the Borrower to the Lender.

(f) The creation of any new Indebtedness by the Borrower.

(g) The making of a demand, or absence of demand, for payment of the Indebtedness, or giving, or failing to give, any notice of dishonor, protest, presentment or non-payment or any other notice.

(h) Any failure, omission or delay on the part of the Borrower, the Guarantor or any other person now or hereafter liable on the Indebtedness, or anyone claiming by or through any of them, to comply with any instrument or agreement relating to any of the Indebtedness.

(i) To the extent permitted by law, any release or discharge, by operation of law, of the Guarantor from the performance or observance of any obligation, covenant or agreement contained in this Guaranty.

(j) Any merger or consolidation of the Borrower, the Guarantor or any other person now or hereafter liable on the Indebtedness, into or with any other corporation or other entity, or any sale, lease or transfer of any of the assets of the Borrower or the Guarantor to any other person or entity.

(k) Any other occurrence or circumstance which might otherwise constitute a legal or equitable defense or discharge of the liabilities of a guarantor or surety or which might otherwise limit recourse against the Guarantor.

The obligations of the Guarantor set forth in this Guaranty constitute full recourse, joint and several, obligations of each respective guarantor, enforceable against each guarantor to the full extent of Guarantor's assets and properties. Guarantor's liability under this Guaranty is independent of Guarantor's liability under any other guaranty previously or subsequently executed by the Guarantor, or one of them, singularly or together with another, as to all or any part of the Indebtedness, and may be enforced for the full amount of this Guaranty regardless of the Guarantor's liability under any other guaranty.

4. **Waivers**. Without limiting the generality of the foregoing, the Guarantor unconditionally waives:

(a) Any right of subrogation to the rights of the Lender against the Borrower.

(b) The Lender's acceptance of this Guaranty.

(c) Any set-offs or non-compulsory counterclaims against the Lender which would otherwise impair the Lender's rights against the Guarantor.

(d) Any notice or demand, any action that the Lender takes regarding the Borrower, anyone else, any collateral, or any Indebtedness, which the Guarantor might be entitled to by law or under any other agreement.

(e) Any requirement of diligence on the part of anyone.

(f) Any defenses related to the validity or enforceability of any documentation executed by Borrower or by Guarantor in connection with the Indebtedness.

The Lender may waive or delay enforcing any of its rights without losing those rights.

5. **Representations and Warranties**. Guarantor represents and warrants to the Lender as follows:

(a) That the execution and delivery of this Guaranty, and the performance of the obligations imposed under this Guaranty, do not violate any law and do not conflict with any agreement by which the Guarantor is bound, and that no consent or approval of any governmental authority or any third party is required in connection with the execution or delivery of this Guaranty and the performance of the obligations imposed under this Guaranty, and that this Guaranty is a valid and binding agreement, enforceable according to its terms.

(b) That all balance sheets, profit and loss statements, and other information, if any, furnished by the Guarantor to the Lender are accurate and fairly reflect the financial condition of the persons or entities to which they apply on their effective dates, including contingent liabilities of every type, which financial condition has not changed materially and adversely since those dates. The Guarantor shall certify and furnish to the Lender complete copies of current tax returns filed by the Guarantor and such other financial information as provided for in the Loan Agreement.

(c) There are no actions, suits or proceedings, and no proceedings before any arbitrator or by or before any governmental commission, board, bureau or other administrative agency, pending or, to the best knowledge of the Guarantor, threatened against or affecting the Guarantor, or any properties or rights of the Guarantor, which, if adversely determined, could have a materially adverse effect upon the financial condition of the Guarantor.

(d) The Guarantor delivers this Guaranty based solely on the Guarantor's independent investigation of (or decision not to investigate) the financial condition of the Borrower and is not relying on any information furnished by the Lender. The Guarantor assumes full responsibility for obtaining any further information concerning the Borrower's financial condition, the status of the Indebtedness or any other matter which the Guarantor may deem necessary or appropriate (now or later). The Guarantor waives any duty on the part of the Lender, and agree that the Guarantor are not relying upon nor expecting the Lender to disclose to the Guarantor any fact now or later known by the Lender, whether relating to the operations or condition of the Borrower, the existence, liabilities or financial condition of any co-guarantor of the Indebtedness, the occurrence of any default with respect to the Indebtedness, or otherwise, notwithstanding any effect such fact may have upon the undersigned's risk under this Guaranty, or the Guarantor's rights against the Borrower.

(e) That the Lender has made no representation, warranty or statement to the Guarantor as to the creditworthiness of the Borrower or otherwise. The Guarantor is satisfied with the means that the Guarantor has for obtaining from the Borrower, on a continuing basis, financial and other information pertaining to the Borrower's financial condition.

(f) Guarantor is not insolvent or unable to pay Guarantor's debts as they become due. Guarantor shall not become insolvent and unable to pay debts as they become due by reason of execution of this Guaranty.

(g) The Guarantor has received adequate and sufficient consideration for the granting of this Guaranty.

(h) The Guarantor, after carefully and completely reading all of the terms and provisions of this Guaranty, freely and voluntarily has given this Guaranty to the Lender without any duress or coercion, and the Guarantor has either consulted with counsel or has been given an opportunity to do so.

6. **Security**. As security for the performance of the Guarantor's obligations under this Guaranty, the Guarantor hereby grants to the Lender a security interest in all account balances of the Guarantor from time to time deposited with the Lender, and all property of the Guarantor from time to time in the possession or control of the Lender. Guarantor further authorizes the Lender to exercise its general right of set-off as to any of Lender's obligations to Guarantor without prior notice to Guarantor. This Guaranty shall also be secured by and in accordance with the terms of any mortgage, security agreement, pledge, assignment or other agreement issued by the Guarantor from time to time to or for the benefit of the Lender. The foregoing is referred to as the "Collateral."

7. **Remedies**. If the Guarantor fails to pay any amount owing under this Guaranty, fails to perform any term, agreement or condition of this Guaranty or otherwise defaults under this Guaranty or any other agreement with Lender beyond any applicable notice and cure period, the Lender shall have all of the rights and remedies provided by law or under any other agreement including, without limit, the right to liquidate or foreclose on the Collateral, and the rights and remedies of a secured party under the Michigan Uniform Commercial Code. These rights and remedies shall be cumulative and not exclusive. If the Guarantor is entitled to notice, that requirement will be met if the Lender sends written notice at least ten (10) days prior to the date of sale, disposition or other event which requires notice. The proceeds of any sale shall be applied first to costs, then toward payment of the amount owing under this Guaranty. The Lender is authorized to cause all or any part of the Collateral to be transferred to or registered in the Lender's name or in the name of any designee of the Lender. If any monies become available that the Lender can apply to the Indebtedness, the Lender may apply them in any manner it chooses.

8. **Reinstatement**. This Guaranty shall continue to be effective, or shall be automatically reinstated, as the case may be, if at any time payment of all or any part of the Indebtedness is rescinded or must otherwise be restored or returned by the Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower, or upon, or as a result of, the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Borrower or any substantial part of the Borrower's property, or for any other reason, all as though such payments had not been made. If an event permitting the acceleration of any of the Indebtedness shall at any time have occurred and be continuing and such acceleration of the Indebtedness shall at such time be prevented by reason of the pendency against the Borrower of a case or proceeding under a bankruptcy or insolvency law, the Guarantor agrees that, for purposes of this Guaranty and the Guarantor's obligations under this Guaranty, the Indebtedness shall be deemed to have been declared in default and accelerated with the same effect as if the Indebtedness had been declared in default and accelerated in accordance with the terms thereof, and the Guarantor shall immediately pay the amounts specified by the Lender to be paid. Guarantor agrees to indemnify and hold Lender harmless from and against any and all costs, fees and expenses including, without limitation, reasonable attorney fees and allocated costs of in-house counsel, in connection with Lender's defending any preference or fraudulent conveyance claim or action brought against Lender in any bankruptcy proceeding concerning Borrower.

9. **Continued Reliance**. The Lender may continue to make loans or extend credit to the Borrower based on this Guaranty and Lender's reliance thereon.

10. **Subordination of Borrower's Debt To Guarantor**. Guarantor agrees that the Indebtedness shall be prior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower or any other guarantor, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender.

11. **Miscellaneous**.

(a) This Guaranty shall be construed in accordance with the laws of the State of Michigan.

(b) This Guaranty shall be binding upon the heirs, successors and assigns of the Guarantor, and the rights and privileges of the Lender under this Guaranty shall inure to the benefit of its successors and assigns.

(c) Any notice required from one party to another relating to this Guaranty shall be provided in the manner set forth in the Loan Agreement.

(d) Any amendment of this Guaranty shall be in writing and shall require the signature of the Guarantor and the Lender.

(e) The invalidity or unenforceability of any provision of this Guaranty shall not affect the validity or enforceability of the remaining provisions of this Guaranty.

(f) Any reference in this Guaranty to attorneys' fees shall refer to the reasonable fees, charges, costs and expenses of in-house and outside attorneys and paralegals, whether or not a suit or proceeding is instituted, and whether incurred at the trial court level, on appeal, in a bankruptcy, administrative or probate proceeding, in consultation with counsel, or otherwise.

(g) **WAIVER OF JURY TRIAL. THE GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS GUARANTY OR THE INDEBTEDNESS.**

(h) Guarantor agrees, and Lender hereby is authorized, in the name of Guarantor, from time to time to execute and file financial statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

The Guarantor has caused this Guaranty to be executed and delivered as of the day and year noted above.

Witnesses: "Guarantor":

_________________________ _____________________________

Robert Hilliard

SSN: ________________

STATE OF MICHIGAN }
} ss.
COUNTY OF _________ }

The foregoing instrument was acknowledged before me this 21st day of July, 2008, by Robert Hilliard.

____
, Notary Public
__________________ County, Michigan
Acting in the County of ____________
My Commission Expires:

132382

ASSIGNMENT OF CONTRACTS AND PLANS

In order to induce TIMANA, LLC, a California limited liability company, located at 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender"), to make a land acquisition loan in the amount of Seven Hundred Forty-Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars to BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Borrower"), and to secure payment of the Borrower's Seven Hundred Forty-Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollar Promissory Note ("Note") to Lender of even date herewith in said amount, and to secure all of Borrower's indebtedness and obligations due or to become due Lender from Borrower, however created or arising, whether under the above-mentioned Note, or any other instrument or agreement now or hereafter existing between Borrower and Lender, or otherwise, and whether direct, indirect, primary, secondary, fixed, contingent, joint or several, together with interest, costs and all other sums, Borrower does hereby assign, transfer set-over and deliver to Lender all of the Borrower's right, title and interest in and to:

1. Contracts between Borrower and any and all contractors, relating to the construction of certain improvements to be made upon the real estate commonly known as approximately eleven (11) acres located on the northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan ("Project");

2. Contracts between Borrower and any and all architects relating to the Project;

3. Construction contracts, plans, specifications, architectural drawings, and the like; and,

4. All contracts between Borrower and contractors, subcontractors, suppliers and others relating in any manner whatsoever, to the Project,

together with all of Borrower's rights, options and privileges under the items in the three paragraphs enumerated above, (collectively the "Contracts"), excepting therefrom any obligations and duties of performance of the Contracts by Borrower, which obligations and duties of Borrower are not delegated or assigned in any manner whatsoever to Lender hereunder.

Borrower represents and warrants to the Lender that: (a) it has either directly contracted with the parties rendering the services and items which are the subject of this collateral assignment, or has obtained all such rights by assignment or otherwise; (b) it has duly and punctually performed all terms, covenants and conditions under the Contracts; (c) it has not previously sold, assigned, transferred or pledged the Contracts; and (d) the contractors under the Contracts are not in default under any of the terms or provisions of the Contracts.

Borrower covenants and agrees that Borrower will: (a) continue to perform all of its obligations and duties under the Contracts; (b) deliver to Lender, within ten (10) days of the date of execution of a contract, a complete copy thereof, and to make, execute and deliver, upon Lender's demand, any and all assignments and other instruments sufficient for that purpose; (c) properly give Lender written notice of, and will enforce any and all of its rights and remedies based upon any default or claim for breach of contract arising under or from any of the Contracts; and (d) upon the request of Lender, from time to time, send notice of this Assignment to all parties to the Contracts and shall deliver to Lender evidence, reasonably satisfactory to Lender showing receipt of such notice, and consent to this Assignment of all such parties, within thirty (30) days of any such request made by Lender.

Without the prior written consent of Lender, which consent shall not be unreasonably conditioned, withheld or delayed, Borrower shall not waive, excuse, discount, compromise or in any manner release or discharge any contractor or subcontractor from any obligations, covenants, conditions or agreements arising under any Contract, nor cancel, terminate or consent to any surrender of any Contract, nor materially modify or in any way materially alter the terms of any Contract, provided any modification or amendment shall be delivered to Lender promptly after execution thereof.

This Assignment is given solely as collateral security for the obligations of the Borrower to the Lender, and the Lender shall have no right to enforce the provisions of the Contracts unless and until an event of default shall exist under the Note or other documents entered into with Lender related to the Project. Upon the occurrence of any event of default, Borrower does hereby irrevocably appoint Lender to be its true and lawful attorney-in-fact for it in its name, place and stead, to enforce the provisions of the Contracts and to collect any and all claims, demands and damages against the parties thereunder by enforcement of any and all of its rights and remedies thereunder.

The Borrower agrees to indemnify and hold Lender harmless from all liability, loss, damage or expense which the Lender may incur under or by reason of this Assignment, or for any action taken by the Lender under this Assignment, or by reason or in defense of any and all claims and demands asserted against the Lender arising out of the Contracts. Should the Lender incur any such liability, loss, damage or expense, the amount thereof (including reasonable attorneys' fees), with interest thereon at the highest default rate provided for under the Note, shall be payable by the Borrower immediately, without demand.

In Witness Whereof, the Borrower has duly executed this Assignment Of Contracts And Plans in favor of Lender on this 21st day of July, 2008.

"Borrower"

BASEBALL HEROES OF OAKLAND COUNTY, LP
a Michigan limited partnership

______________________________ By:____________________________

______________________________ Its: ________________________

132345

NON-EXCLUSIVE RECIPROCAL EASEMENT FOR SHARED PARKING, INGRESS & EGRESS, SIGNAGE & UTILITY ACCESS

TIMANA, LLC

"Timana"

and

BASEBALL HEROES OF OAKLAND COUNTY, LP

"Heroes"

and

CHARTER TOWNSHIP OF WATERFORD

"Township"

WATERFORD TOWNSHIP, MICHIGAN

TABLE OF CONTENTS

NON-EXCLUSIVE RECIPROCAL EASEMENT FOR SHARED PARKING, INGRESS & EGRESS, SIGNAGE & UTILITY ACCESS

This Non-Exclusive Reciprocal Easement for Shared Parking Ingress & Egress, Signage & Utility Access (the "Agreement") is entered into as of this _____ day of ______________, 2008, between Timana, LLC (hereinafter referred to as "Timana" or "Shopping Center Parcel Owner"), of 12121 Wilshire Blvd., Suite 1400, Los Angeles, California 90025, Baseball Heroes of Oakland County, LP (hereinafter referred to as "Heroes" or "Baseball Parcel Owner") of 4000 West Walton Blvd., Suite 3-A, Waterford, MI 48329, on the terms and conditions set forth below.

RECITALS

WHEREAS, Timana is the owner of a parcel of commercial real property ("Shopping Center Parcel"), which is described on the attached Exhibit A.

WHEREAS, Heroes is the owner of the property acquired from Timana ("Baseball Parcel"), which is described and shown on the attached Exhibit B;

WHEREAS, Heroes intends to construct a baseball stadium on the Baseball Parcel but will have insufficient parking on the Baseball Parcel to meet all of its parking needs and desires the use of additional parking on the Shopping Center Parcel in order to comply with the ordinances of the Township;

WHEREAS, Heroes has also requested, and Timana is willing to provide, an easement for the construction of a new sign on the Shopping Center Parcel along Telegraph Road;

WHEREAS, Heroes, with the consent and authorization of Timana, has requested, and the Charter Township of Waterford's ("Township") Board of Trustees has approved a Hardship Planned Unit Development for the use of the Baseball Parcel as a baseball stadium, subject to certain conditions that are set forth in the Minutes of the Township Board's meeting of November 14, 2007 attached hereto as Exhibit C (the "HPUD approval");

WHEREAS, to preserve and carry out certain objectives and conditions of the HPUD approval, to promote safe and adequate access, traffic circulation and parking resulting from, among and between the Shopping Center Parcel and Baseball Parcel, and to carry out other legitimate objectives in the interest of the health, safety, welfare and aesthetics of the area, the Township Board has required as conditions of its HPUD approval that a written agreement for shared parking, shared easements over driveways, access drives, and sidewalks, shared access to utilities located in or adjacent thereto, and maintenance of the aforementioned new sign be provided; and

WHEREAS, Heroes and Timana agree with the above objectives and conditions, and they desire to establish such an agreement in the manner set forth herein to run with the land described herein and to be binding upon the respective owners thereof, their successors and assigns. "Heroes " shall be deemed to mean the owner of the Baseball Parcel at any given time as the term Baseball Parcel is defined herein. "Timana" shall be deemed to mean the owner of the Shopping Center Parcel and the Shopping Center Parcel Baseball Common Area at any given time as the terms Shopping Center Parcel and Shopping Center Parcel Baseball Common Area are defined herein.

NOW THEREFORE, in consideration of the foregoing and the mutual grants and covenants set forth herein, it is agreed as follows:

ARTICLE 1

GRANT OF BASEBALL COMMON AREA AND ACCESS EASEMENTS

The term "Shopping Center Parcel-Baseball Common Area" ("SCP-BCA") is hereby defined to mean areas within that portion of the Shopping Center Parcel described and depicted on Exhibit D attached hereto and the term "Baseball Parcel-Baseball

Common Area" ("BP-BCA") is hereby defined to mean that portion of the Baseball Parcel which does not contain the constructed baseball stadium as described and depicted on Exhibit E attached hereto which for both the SCP-BCA and BP-BCA are made available for the general use, convenience, and benefit of the parties hereto and their respective "Permittees" (as hereinafter defined), including, but not limited to:

(i) Individual parking places for passenger vehicles;

(ii) Roadways to provide vehicular access to and ingress and egress to and from and in and out of such individual parking places, the Shopping Center Parcel and Baseball Parcel, including, but not limited to, Summit Drive and East Mall Drive (the "Service Drives");

(iii) Sidewalks and walkways to provide pedestrian access to and ingress and egress to and from such individual parking places;

(iv) Curb cuts and access drives; and

(v) Landscape and planted areas.

Timana and Heroes hereby expressly grant to each other, their respective successors and assigns, for the benefit of each other, their respective successors and assigns, for the benefit of the Shopping Center Parcel and Baseball Parcel as herein described the nonexclusive right, privilege and easement to use those portions of the SCP-BCA and the BP-BCA respectively, for pedestrian and vehicular traffic and to permit their respective officers, employees, agents, customers, tenants, contractors, business visitors, business guests, licensees and invitees (collectively, the "Permittees") to use the same in common with all the parties hereto, their respective successors and assigns, and all persons claiming by or through them, for parking purposes and for the purpose of ingress to and egress from and passage to and from the Shopping Center Parcel, SCP-BCA, BP-BCA and the Baseball Parcel, and the adjacent public or private streets and highways, as appropriate, without payment of any fee or other charge being made therefor and for no other purpose. Parking shall be limited to individual parking places and nothing herein shall permit any Permittee to obstruct any roadway or aisleway.

Notwithstanding the foregoing, each party hereto shall have the right at least once in each calendar year, but more often if legally desirable, to erect barriers or chains for the purpose of blocking off access to those areas on their respective Parcels in order to avoid the possibility of dedicating the same for public use, it being mutually agreed, nevertheless, that, if possible, such barriers or chains shall be erected for such purpose at a time or upon a day when those buildings to be constructed upon the Parcels is not open for business. The parties shall not block such access during the months of April, August, November and December, except in the event of an emergency.

The configuration of the buildings, parking areas, access points and drives, and other areas located on the Baseball Parcel as shown on Exhibit "E" may not be materially modified or changed without the written consent of the owner of the Shopping Center Parcel. No structures, buildings, fences, or barriers shall be erected upon the SCP-BCA and/or BP-BCA except for paving, lighting, traffic signs, pylon/monument signs, and landscaping without the written consent of the owners of the Baseball Parcel and the Shopping Center Parcel. Notwithstanding the previous sentence, said restrictions on the SCP-BCA shall be rendered void if the Shopping Center Parcel Owner shall terminate Baseball Parcel Owner's right to use the SCP-BCA pursuant to Article III, paragraph (b). Timana shall have the right to construct buildings and other improvements within the SCP-BCA. Timana shall have the right to change the parking configuration within the SCP-BCA from that shown on Exhibit "D"; provided, however, that with respect to the SCP-BCA and BP-BCA; (i) neither Timana nor Heroes may adversely alter traffic circulation; (ii) neither Timana nor Heroes may alter the location of access points from the SCP-BCA, BP-BCA or the Baseball Parcel to the roadways identified as "Summit Drive" and "East Mall Drive"; and (iii) neither Timana nor Heroes may reduce the number of parking spaces located in the SCP-BCA and/or BP-BCA by more than ten (10%) percent. Notwithstanding the previous sentence, said restrictions on the SCP-BCA shall be rendered void if the Shopping Center Parcel Owner shall terminate Baseball Parcel Owner's right to use the SCP-BCA pursuant to Article III, paragraph (b). Furthermore, and notwithstanding anything to the contrary contained in this paragraph, there shall be no restrictions on Baseball Heroes of Oakland County with respect to features within the stadium, including, but not limited to, seating, food and beverage concession areas, advertising signage within the stadium site, club houses, sky boxes, administrative offices.

ARTICLE II

GRANT OF PERPETUAL UTILITY EASEMENTS

Timana and Heroes hereby grant to each other, their respective successors and assigns, for the benefit of the Shopping Center Parcel and the Baseball Parcel the perpetual, nonexclusive right and easement to install, operate, maintain, repair and replace underground utility facilities such as water, gas, electric and telephone lines and storm and sanitary sewers under or in the SPC-BCA and BP-BCA, including without limitation the right to install and maintain manholes, meters, pipelines, valves, hydrants, sprinkler controls, conduits and related facilities at such places on the SPC-BCA and BP-BCA as shall be designated by Timana and approved by the owner of such Parcel, which approval shall not be unreasonably withheld, conditioned or delayed. All utilities shall be located underground except for existing utility lines located in public road rights of way. The grantor, in each case, of such utility easement reserves the right, without obtaining the consent of any grantee to change the location of any such utility easement provided that such grantor constructs, at its sole expense, the replacement line or facility at the new location and such grantor bears any and all other expenses in connection with such relocation and further provided, that such relocation: (i) shall not interfere with, or increase the cost of, any owner's utility services; (ii) shall not unreasonably interfere with the conduct or operation of the business of the owner of any Parcel; (iii) shall be done in an expeditious and good and workmanlike manner; and (iv) the party causing such installation or relocation shall restore the property to its prior condition.

ARTICLE III

TERM OF THIS AGREEMENT

Unless terminated sooner by subsequent mutual agreement of the parties hereto or the parties then in interest, this Agreement shall continue and the obligations hereunder shall be perpetual.

Notwithstanding anything to the contrary contained in this Article III or otherwise in this Agreement: (a) if the Shopping Center Parcel Owner subsequently reacquires the Baseball Parcel, the Shopping Center Parcel Owner shall be permitted to unilaterally terminate this Agreement by recording said termination with the Oakland County Register of Deeds office; and/or (b) Shopping Center Parcel Owner may at any time terminate Baseball Parcel Owner's easement to use any portion of the SCP-BCA for the purposes set forth in Article I above upon Shopping Center Owner providing Baseball Parcel Owner at least twelve (12) months prior written notice of termination and recording a copy of said notice with the Oakland County Register of Deeds office.

ARTICLE IV

MAINTENANCE AND LIGHTING

The owners of the Baseball Parcel hereby covenants as to the SCP-BCA, BP-BCA and the Baseball Parcel during the term of this Agreement to cause the following to be done:

(i) Keep and maintain all improvements on the BP-BCA and all buildings and improvements on the Baseball Parcel in good order and condition and state of repair, at its own sole expense, including (but without limitation) keeping all sidewalks, walkways, roadways (excluding Summit Drive and East Mall Drive), truck docks, receiving areas, parking surfaces interior drives and lanes, curb cuts, entrances, exits, and any other areas, facilities and equipment located upon such BP-BCA and the Baseball Parcel at all times in a clean, unlittered, orderly and sanitary condition including painting, striping, repairing and repaving (when necessary) all paved surfaces, curbs, walks and driveways; removing obstructions, refuse, rubbish, dirt, snow (which shall be plowed away from the retail areas of the Shopping Center Parcel), water and ice;

(ii) Keep and maintain all improvements on the SCP-BCA in good order and condition and state of repair, at the 50/50 equally shared expense of Baseball Parcel Owner and Shopping Center Parcel Owner, including (but without limitation) keeping all sidewalks, walkways, roadways, truck docks, receiving areas, parking surfaces interior drives and lanes, curb cuts, entrances, exits, and any other areas, facilities and equipment located upon such SCP-BCA at all times in a clean, unlittered, orderly and sanitary condition including painting, striping, repairing and repaving (when necessary) all paved surfaces, curbs, walks and driveways; removing obstructions, refuse, rubbish, dirt, snow (which shall be plowed away from the retail areas of the Shopping Center Parcel), water and ice;

(iii) Keep all marking and directional signs in the BP-BCA and in the SCP-BCA (as it relates to Baseball Parcel Owner's use of the SCP-BCA) distinct and legible;

(iv) Repair and replace lighting in the BP-BCA and SCP-BCA, as may be necessary;

(v) Maintain and replace all landscaped areas in the SCP-BCA and BP-BCA;

(vi) Keep operating all lighting in the SCP-BCA (to the extent the Baseball Parcel Owner has control of all such lighting or if that portion of the lighting within the SCP-BCA is controlled by the Shopping Center Parcel Owner, then the Baseball Parcel Owner shall be solely responsible for reimbursing the Shopping Center Owner for fifty (50%) percent of said costs) during such hours as may be reasonable and customary for similar developments taking into consideration the hours of operation of the respective Parcels in the entire development, but in no case shall said lighting be reduced or turned off earlier than two (2) hours after the later of the conclusion of any event at the Baseball Parcel or the time the last business closes within the Shopping Center Parcel. Except as otherwise provided above, each owner shall keep lighted during all hours of darkness lighting with illumination equal to twenty-five (25%) percent of the total illumination power of all lights in the SCP-BCA and BP-BCA, which lighting shall be kept on for security purposes and which lighting shall uniformly illuminate the SCP-BCA and BCA. In addition to the foregoing, at the request of an owner of the Shopping Center Parcel, the owner of the Baseball Parcel shall keep the SCP-BCA and Baseball Parcel lighted after the hours specified herein;

(vii) Insofar as there are on any party's Parcel, facilities installed thereon to provide public utility services or water or sanitary or storm sewers, to serve, in addition to that party's Parcel the Parcel or Parcels of any other party or parties, the same shall be kept and maintained in good order, condition and state of repair by the party on whose Parcel the portion of said facilities or systems requiring such expenditure shall be located (except to the extent that such services or systems may be operated and maintained by public agencies or utilities), and the cost shall be borne by each party serviced thereby in the proportion which the land area of its Parcel serviced by such utility bears to the land area of all Parcels serviced by such utility unless the cause of said repair or maintenance is due to a materially disproportionate use of said facility by one Parcel owner, in which case a different more equitable allocation shall be assessed;

(viii) Keep the SCP-BCA, BP-BCA and Baseball Parcel maintained in a safe (including an adequate number of security personnel during periods that he Baseball Parcel facility is in use and otherwise) and sightly condition, free of trash and regularly mowed. Baseball Parcel Owner shall also be solely responsible for any repairs or damages caused by it or its Permittees to the Shopping Center Parcel, SCP-BCA and any other adjoining property to the Shopping Center Parcel and Baseball Parcel;

(ix) Commence cleaning and removal of all litter and other refuse from the SCP-BCA, BP-BCA and the Baseball Parcel within three (3) hours after the conclusion of any event conducted upon the Baseball Parcel and at such other times as reasonably necessary. Baseball Parcel Owner shall also provide all necessary trash receptacles in the SCP-BCA, BP-BCA and Baseball Parcel as deemed appropriate by the Shopping Center Parcel Owner and the Township; and

(x) Comply with all governmental requirements.

Baseball Parcel Owner and Shopping Center Owner agree that paragraphs (iii), (iv) and (v) costs shall be allocated 50/50 to each the Baseball Parcel Owner and Shopping Center Owner with respect to any activities relating solely to the SCP-BCA. Baseball Parcel Owner shall be solely responsible for all costs and expenses relating to the BP-BCA and Baseball Parcel and paragraphs (i), (viii), (ix) and (x) above. Furthermore, to the extent the Shopping Center Parcel Owner desires to provide any of the maintenance or other obligations of Baseball Parcel Owner as described in this Article III above relating to the SCP-BCA, Shopping Center Owner, upon written notice to Baseball Parcel Owner, may perform same and invoice Baseball Parcel Owner for its respective percentage share of the costs.

Timana shall maintain the off site utilities servicing the Shopping Center Parcel to the extent that such utilities are not maintained by any public agency or utility. Timana shall also maintain Summit Drive and East Mall Drive, including that portion of said Service Drives immediately adjacent to the SCP-BCA and the Baseball Parcel. With respect to the maintenance, repair and/or replacement of Summit Drive and East Mall Drive, said costs (including, but not limited to, snow removal, salting and insurance) shall be allocated on a proportionate basis with Baseball Parcel Owner's share being equal to the total cost of all maintenance, repairs, replacements, insurance, taxes and other expenses incurred for all of Summit Drive and East Mall Drive multiplied by a fraction the numerator of which is the number of feet of frontage the Baseball Parcel has on said Service Drives and the denominator is the total frontage of all properties on said Service Drives.

In the event that the owner of a Parcel (the "Defaulting Owner") shall breach any of the maintenance, repair or replacement obligations set forth in this Article IV or in Article V below, then any aggrieved owner of a Parcel (the "Non-Defaulting Owner") shall give the Defaulting Owner notice thereof, and if the Defaulting Owner shall fail to cure such default within ten (10) days after receipt of notice thereof (or such shorter period as may be reasonable under the circumstances in the case of an emergency), or shall fail to proceed to cure the same with due diligence if such default cannot be cured within ten (10) days, then the Non-Defaulting Owner shall have the right to perform such maintenance, repair or replacement upon the Parcel or otherwise cure the default of the Defaulting Owner and in such event, the Defaulting Owner shall, upon demand made by the Non-Defaulting Owner, pay all amounts expended by the Non-Defaulting Owner in curing the default of the Defaulting Owner.

Either owner of a Parcel shall have the right to retain a third party (either related or unrelated to such owner) to perform its maintenance obligations hereunder, provided, however, that: (i) the employment of such third party shall be terminable with respect to the Defaulting Owner's Parcel if a Non-Defaulting Owner exercises its self-help remedy hereunder; (ii) such owner shall indemnify, defend, and hold the other owners harmless from and against any loss, cost, damage or expense surfaced by such other owners as a result of the actions of such third party (including attorney fees); and (iii) such owner shall remain liable for its obligations hereunder.

ARTICLE V

SIGN RESTRICTIONS

Each party hereto agrees that during the term of this Agreement, the following sign restrictions shall apply to the SCP-BCA (so long as Baseball Parcel Owner's right to use the SCP-BCA has not been terminated pursuant to Article III(b)), BP-BCA, Baseball Parcel and the area along Telegraph Road where the new sign is referenced in the last paragraph of this Article V:

(a) There shall be no flashing, rotating or moving signs or markers of any type except for the baseball scoreboard located on the interior of the baseball stadium and the LED message center at the entrance to the ballpark which message center shall be subject to the approval of the local municipality and Shopping Center Owner, not to be unreasonably withheld;

(b) There shall be no signs painted on the exterior surface of any building;

(c) There shall be no exterior signs which are constructed or made of cloth material, paper or cardboard;

(d) There shall be no exterior signs advertising retail businesses, typically found in a retail shopping center, except for actual tenants (defined as tenants with leases for terms of years with actual defined premises) within the Shopping Center Parcel, subject to Shopping Center Owner's written approval as determined in its sole discretion;

(e) All signs erected shall be reasonably compatible with the design of the signs on the Shopping Center Parcel;

(f) There shall be no pylon/monument signs upon the SCP-BCA, BP-BCA or Baseball Parcel unless approved in writing by Shopping Center Owner as determined in its reasonable discretion, other than entrance and/or exit signs to the SCP-BCA, which entrance/exit signs shall be pre-approved by Shopping Center Owner, in its reasonable discretion; and

(g) The owner of the Shopping Center Parcel shall have the right to construct pylon/monument sign(s) on any portion of the Shopping Center Parcel without Baseball Owner's consent.

Furthermore, Timana also grants to Heroes an exclusive and perpetual easement for the construction, erection and maintenance of a new sign pre-approved by Shopping Center Owner, in its reasonable discretion, to be located on that portion of property owned by Timana which is directly north of the existing accessory sign and more particularly depicted by the cross-hatched area on Exhibit F, attached hereto. The parties hereto agree that the existing sign, containing a bulletin board, located on Telegraph Road in the area depicted on and described on Exhibit F and owned by Timana will be removed by Heroes, at Heroes' sole cost and expense, and in place thereof, Heroes will construct the aforementioned new sign at its sole cost and expense which shall contain an electronic message board and which shall be no more than thirty (30') feet in height by fifteen (15') feet in width. Said new sign is to also serve as an accessory sign for the Shopping Center Parcel. Heroes shall permit the owner of the Shopping Center Parcel to display messages on the new sign without cost. Said messages shall be displayed on said sign within twenty-four (24) hours of written notice to Heroes. The existing sign shall be removed from the site no earlier than full completion of said new sign nor later than five (5) days after the new sign is erected and fully functioning. The new sign shall, at all times, be properly maintained in good condition, appearance and repair. The upkeep and maintenance of the new sign shall be the sole responsibility of Heroes, at its sole expense. The new sign shall comply with and be subject to all applicable ordinances of the Township, except as may be otherwise permitted by specific variances or allowances under the Township's HPUD approval. If the area where the new sign is located is ever needed as an ingress point to the Shopping Center Parcel, Baseball Parcel Owner agrees to remove the new sign at its sole cost and expense. Furthermore, Baseball Parcel Owner shall use its best efforts in any negotiations with any naming rights party of the baseball stadium to include the name of the Shopping Center in the name of the facility (i.e. _________ at the Summit).

ARTICLE VI

RESTRICTION ON OPERATIONS

For the entire term hereof, Heroes agrees that no portion of the Baseball Parcel shall be used for a purpose other than for a sports facility and events typically held at such facilities. Furthermore, no portion of the SCP-BCA shall be used by Baseball Parcel Owner for purposes other than parking and ingress and egress from and to the SCP-BCA, Baseball Parcel and Shopping Center Parcel.

All buildings and other improvements on the Baseball Parcel shall comply with all applicable building and zoning laws and regulations and with all laws, ordinances, rules, regulations and requirements of all federal, county, state and municipal governments and the appropriate departments, commissions, and boards thereof, and be in compliance with the rules, regulations, and orders of the National Board of Fire Underwriters or any other body now or hereafter constituted to perform similar functions. Heroes shall not permit any trucks or delivery vehicles to park in any area so as to unreasonably interfere with, or suffer or permit any other use of the Baseball Parcel to interfere with the use of roads, parking areas, the SCP-BCA, BP-BCA or any other portions of the Shopping Center Parcel. No vehicle may be parked within the SCP-BCA for a period longer than twelve (12) consecutive hours.

Heroes further agrees that they will take all steps necessary to prevent any manner of operation or use of the Baseball Parcel not in accordance with standards consistent with a first class top performing and successful operation, including, but without limitation, the use thereof for solicitations, demonstrations, itinerant vending or any other activities inconsistent with such standards or with the private ownership of or any operation or use thereof or activities therein that would interfere with the performance of or observance of this Agreement or the rights and easements referred to herein or any of the tenants within the Shopping Center Parcel. Without limitation, it is expressly covenanted and agreed that the Baseball Parcel Owner will not use or suffer or grant permission to any person to use in any manner whatsoever the SCP-BCA, BP-BCA or Baseball Parcel, or any buildings or improvements thereon, for the purposes prohibited by this Agreement, or prohibited by any existing easement or any other recorded instrument encumbering the Baseball Parcel as of the date of this Agreement or for any purpose calculated to injure the reputation of the premises or of the neighboring property, or for any purpose or use in violation of the laws of the United States or of the State of Michigan or of the County of Oakland or of the Township of Waterford. Furthermore, by way of example and not limitation, the Baseball Parcel and/or the SCP-BCA (so long as Baseball Parcel Owner's right to use the SCP-BCA has not been terminated pursuant to Article III(b)) or BP-BCA shall not be used for any of the following uses:

(i) Any use which emits or results in strong, unusual or offensive odors, fumes, dust or vapors, is a public or private nuisance, emits noise or sounds which: (A) exceeds the maximum noise limitations established by the Waterford Township Ordinance No. 135, Section 2520(4) as of the date of this Agreement; and/or (B) is objectionable due to intermittence, beat, frequency, shrillness or loudness and creates a hazardous condition, or; (C) is used, in whole or in part, as or for warehousing or the dumping or disposing of garbage or refuse;

(ii) Any living quarters, sleeping apartments, or lodging rooms;

(iii) Any "Pornographic Use", which shall include, without limitation: (x) a store displaying for sale or exhibition books, magazines or other publications containing any combination of photographs, drawings or sketches of a sexual nature; or (y) the offering for exhibition, sale or rental video cassettes or other medium capable of projecting, transmitting or reproducing, independently or in conjunction with another devise, machine or equipment, an image or series of images, the content of which has been rated or advertised generally as NC-17 or "X" or unrated by the Motion Picture Rating Association, or any successor thereto;

(iv) Any so-called "head shop", or other establishment primarily selling or exhibiting drug-related paraphernalia;

(v) Selling alcoholic beverages for off-premises consumption;

(vi) Any flea market, amusement or video arcade, night club, discotheque, or dance hall; and

(vii) Any gambling facility or operation including, but not limited to: off-track or sports betting parlor; table games such as black-jack or poker; slot machines; video poker/black-jack/keno machines or similar devices; or bingo hall.

Furthermore, the Baseball Parcel Owner warrants and represents that neither the Baseball Parcel nor its Permittees of the SCP-BCA attending any event upon the Baseball Parcel, shall do any of the following:

(i) Cause any undue traffic congestion on any of the access roads to the Baseball Parcel or within the Shopping Center Parcel and/or adjoining properties which would have the affect of discouraging customers to the Shopping Center Parcel, the adjoining Sears parcel and/or any other parcels adjoining Summit Drive or East Mall Drive;

(ii) Cause any vehicles to park in the Sears parking lot without Sears' written approval. To the extent the Shopping Center Parcel Owner or Baseball Parcel Owner receives written notice from Sears that vehicles belonging to Baseball Parcel's Permittees are regularly parking in Sears' parking lot without Sears' prior written approval, Baseball Parcel Owner upon Shopping Center Owner's written request shall install at Baseball Parcel's sole expense appropriate screening, fencing or buffering along Baseball Parcel's lot line so as to eliminate any violations of this provision. Said fencing, screening and/or buffering shall be of a first class nature consistent with a first class high value shopping center;

(iii) Permit any events to be conducted upon the Baseball Parcel during periods of time that the adjoining Shopping Center Parcel is open for business, if said events are excessively noisy or otherwise create an excessive disturbance; and

(iv) Permit the sale of alcohol (A) after the earlier of (I) the end of the seventh (7th) inning of any baseball game or (II) 11:00 p.m.; or (B) before 12:00 noon or (C) at any time after fifty (50) minutes prior to the anticipated end time of an event.

Furthermore, the Baseball Parcel Owner warrants and represents that at least ninety (90) minutes prior to each event until one (1) hour after said event ends, a sufficient number of on-duty or off-duty police officers or reserve police officers will be hired to direct and control traffic and parking and provide necessary security to protect all Permittees of the Shopping Center Parcel and Baseball Parcel. Baseball Parcel Owner shall also hire a sufficient number of personnel to immediately clean, sweep and remove any trash or debris from any areas in which its Permittees had access. Baseball Parcel Owner shall also make arrangements to have all abandoned cars removed from the SCP-BCA, BP-BCA and any adjoining area at its sole cost.

ARTICLE VII

LIABILITY AND CASUALTY INSURANCE

Heroes shall obtain liability insurance for the SCP-BCA, BP-BCA and the Baseball Parcel, commencing with the execution hereof, and such insurance shall be maintained at all times and continuously thereafter during the term of this Agreement providing general public liability insurance in a single limit coverage amount of not less than Three Million Dollars ($3,000,000.00), which amount shall be increased by twenty-five (25%) percent every five (5) years, insuring claims on account of bodily injury or death and property damage incurred upon, in, on or about Heroes' buildings, the SCP-BCA, BP-BCA, the Baseball Parcel and those other areas within the Shopping Center Parcel and adjoining properties its Permittees may be, such insurance to provide contractual liability coverage for the indemnitees provided in the last paragraph of this Article VII. All of such insurance shall be carried with insurance carriers carrying at least a Best A-10 rating or its equivalent, and shall carry an endorsement naming the owners of any portion of the Shopping Center Parcel as additional insureds as well as such tenants of the SCP-BCA as Timana may designate. Heroes shall furnish Timana with a certificate of such insurance which insurance shall not be cancelable or changed unless Timana has received at least thirty (30) days prior written notice thereof.

Heroes shall keep all buildings and other improvements located on Baseball Parcel insured, at its expense, against loss or damage by fire, windstorm, hail, explosion, damage from aircraft and vehicles, smoke damage, and such other risks as are from time to time included in "extended coverage" endorsements in the State of Michigan, in an account no less than one hundred (100%) percent of the actual replacement cost of the respective building and improvements. Such insurance shall be carried with insurance carriers carrying at least a Best A-10 rating or its equivalent thereafter.

Each owner hereby grants to the other owners of a Parcel on behalf of its insurer providing such casualty insurance, if available without additional cost (unless another party agrees to pay such additional cost), a waiver of any rights of subrogation that any such insurer or owner or Permittee may acquire against any other owner or Permittee by virtue of the payment of any loss under such insurance, unless prohibited pursuant to applicable Michigan law. Upon request of any owner, each owner shall cause its insurer to furnish evidence of such waiver of subrogation.

Baseball Parcel Owner agrees to indemnify, defend and hold harmless all owners of portions of the Shopping Center Parcel and adjoining parcels including, but not limited to, the Sears' parcel against and from all claims, actions, suits, judgments, damages, liability and expense, including attorneys' fees, and all other sums on account of any injury to persons, loss of life or damage to property arising out of or alleged to have arisen out of or occasioned by: (i) by the construction, use, non-use, operation, condition, or maintenance of the Baseball Parcel, BP-BCA and all improvements located thereon and/or the SPC-BCA Area with respect to any acts of Baseball Parcel Owner's employees, agents, representatives, invitees, customers, patrons and/or guests; and/or (iii) any violation of this Agreement or any easements and other recorded documents of public record which currently encumber the Baseball Parcel, BP-BCA and/or the SCP-BCA. Heroes represents and warrants that Heroes is fully familiar with all recorded restrictions affecting the Baseball Parcel and the synergistic relation of all of the tenants at the

Shopping Center.

ARTICLE VIII

CASUALTY AND EMINENT DOMAIN

If any portion of the buildings on the Baseball Parcel is destroyed or damaged by fire or other cause, then the owner or owners of the Baseball Parcel shall be obligated to either: (i) rebuild such buildings and improvements to the condition which existed prior to such damage or destruction, or (ii) raze such part thereof as has been damaged or destroyed and clear and keep the area maintained and free of all debris, and restore the balance of its building to a structurally sound, single architectural unit or raze the balance of its building.

In the event that any part of the improvements situated on the SCP-BCA, BP-BCA or the Baseball Parcel are taken by condemnation or eminent domain or by any action in lieu thereof, the owner of the Parcel so affected shall either: (i) to the extent of the condemnation proceeds made available to it, reconstruct all improvements thereon to as nearly as possible the condition thereof as existed immediately prior to such taking; or (ii) if such owner elects not to rebuild such building, such owner shall raze such part thereof as has been taken and clear and keep the area maintained and free of all debris, and restore the balance of its building to a structurally sound, single architectural unit or raze the balance of its building. Subject to Article III(b), with respect to the SCP-BCA, BP-BCA, such owner shall, to the extent of the condemnation proceeds made available to it, restore that portion of the SCP-BCA, BP-BCA owned by said party as nearly as practicable to the condition of same immediately prior to such condemnation or taking, without contribution from any other owner of a Parcel.

In the event the SCP-BCA, BP-BCA or the Baseball Parcel or any part thereof is taken by condemnation, the owners of the other Parcels hereby waive, in favor of the owner of the Parcel or any part thereof which is taken by condemnation, any value of the condemnation award attributable to any easements any party hereto holds in such Parcel. A waiver under this paragraph shall not preclude any owner from claiming and collecting from the condemning authority other severance and consequential damages to its own Parcel resulting from the taking of the condemned portion of the other Parcel.

Notwithstanding any such damage or destruction or taking, the owner of such Parcel shall continue to meet all of its payment obligations under this Agreement including, but not limited to, the obligations to pay SCP-BCA, BP-BCA maintenance, repair and replacement charges as set forth in Article IV hereof.

ARTICLE IX

UNAVOIDABLE DELAYS

The time within which any party hereto shall be required to perform any acts or under this Agreement shall be extended to the extent that the performance of such act or acts shall be delayed unavoidably by acts of God; weather of unusual severity and/or duration; fire; earthquake; windstorm; flood; explosion; collapse of structures; action of the elements; war (declared or undeclared); invasion; insurrection; mob violence; terrorism; riots; strikes; lockouts; labor disputes; delays or restrictions by governmental bodies; sabotage; malicious mischief; inability to obtain or use or a shortage of labor; materials; equipment, facilities or supplies in the open market; failure of transportation; condemnation; public requisition; or any other cause beyond the reasonable control of such party (an "Unavoidable Delay"). Nevertheless, delays resulting from the inability of a party to obtain financing or to proceed with its obligations because of lack of funds shall not be deemed an Unavoidable Delay.

ARTICLE X

COVENANTS RUNNING WITH THE LAND

All the covenants, agreements, conditions and restrictions set forth in this Agreement are intended to be and shall be construed as covenants running with the land, binding upon, inuring to the benefit of and enforceable by the parties hereto, their respective successors and assigns, upon this terms, provision and conditions hereinabove set forth.

ARTICLE XI

EACH PARTY IS AN INDEPENDENT CONTRACTOR

Nothing contained in this Agreement shall be construed to make any party to this Agreement partners or joint venturers or to render any of such parties liable for the debts or obligations of the other, except as in their Agreement expressly provided.

ARTICLE XII

WAIVERS

No delays or omission by any of the parties hereto to exercise any right or power accruing upon any noncompliance or failure of performance by any of the parties hereto under the provisions of this Agreement shall impair any such right or owner to be construed to be a waiver thereof. A waiver by any of the parties hereto of any of the covenants, conditions or agreements hereto to be performed by another party shall not be construed to be a waiver of any subsequent breach thereof or of any other covenant, condition or agreement herein contained.

ARTICLE XIII

APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan. If any provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of the Agreement shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

ARTICLE XIV

NOTICES

Each notice, consent, demand or other document or instrument required or permitted to be served upon either of the parties hereto shall be in writing and shall be deemed to have been duly served if mailed by certified or registered Untied States mail, postage prepaid, return receipt requested, addressed to the respective parties at the addresses stated below:

Timana:

Timana, LLC
12121 Wilshire Blvd., Ste. 1400
Los Angeles, CA 90025

with a copy to:

Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Suite 950
Southfield, MI 48075

Heroes: Baseball Heroes of Oakland County, LP
4000 West Walton Blvd., Ste. 3-A
Waterford, MI 48304

with a copy to:

J. Timothy Patterson
Booth Patterson, P.C.
1090 W. Huron
Waterford, MI 48328

but any party may change the place for serving of notices upon it by ten (10) days prior written notice informing the other parties of the change in the address to which notices shall be sent.

ARTICLE XV

REAL ESTATE TAXES AND TAP IN CHARGES

Baseball Parcel Owner shall pay (or cause to be paid) before delinquency, all real estate taxes and assessments (herein collectively called "Taxes") assessed against the BP-BCA and Baseball Parcel. Baseball Parcel Owner shall also pay all permit fees and tap-in charges (whether) by capital assessment or otherwise required for such Baseball Parcel Owner's use of its Parcel regardless of where the connecting point for the fees or charges are imposed (herein collectively "Tap in Charges") or levied on its Parcel and the improvements situated thereon.

With respect to any Taxes encumbering the SCP-BCA, Baseball Parcel Owner shall be responsible for reimbursing Shopping Center Owner for fifty (50%) percent of said Taxes assessed against the SCP-BCA.

An owner of a Parcel shall not be required to pay, discharge or remove any tax or assessment on their respective Parcel so long as it shall contest at its own expense the existence, amount or validity thereof by appropriate proceedings which shall prevent the collection of or other realization upon the tax or assessment so contested, and the sale, forfeiture or loss of the property subject to the tax or assessment to satisfy the same.

If a party fails to comply with this Article XV and, as a result thereof, any easement or other right granted herein is jeopardized, another party hereunder may pay the Taxes and/or Tap in Charges in question and shall be entitled to prompt reimbursement from the defaulting party for the sums so expended, with interest thereon at the prime rate then being published in the Wall Street Journal, plus two (2%) percent (or the highest legal rate to which parties to a contract may agree, if such rate is lower).

ARTICLE XVI

NO DEDICATION

Nothing herein contained shall be deemed to be a gift or dedication of any portion of the Shopping Center Parcel to the general public or for the general public or for any public purposes whatsoever, it being the intention of the parties that his Agreement shall be strictly limited to and for the purposes herein expressed.

ARTICLE XVII

ARTICLE HEADINGS

The article headings herein are for convenience and reference only and in no way define or limit the scope or content of this Agreement or in any way affect its provisions.

ARTICLE XVIII

EXCULPATION

If Timana or Heroes shall fail to perform any covenant, term or condition of this Agreement upon Timana's or Heroes' part to be performed, and if as a consequence of such default any other party hereto shall recover a money judgment against Timana or any partner thereof or Heroes or any officer or shareholder thereof, such judgment shall be satisfied only out of the proceeds of sale received upon execution of such judgment and levy thereon against the right, title and interest of Timana or Heroes or any partner thereof in the SCP-BCA, BP-BCA and Baseball Parcel, as the case may be, interest in the rents, income or insurance proceeds derived therefrom from and after the date of such judgment, and Timana or Heroes shall not be liable for any deficiency.

ARTICLE XIX

REMEDIES

In the event any party to this Agreement or any person holding under or through them shall violate any easement, restriction or covenant contained herein, which shall be capable of being cured by the payment of money, or which shall be capable of being performed by any other party hereto aggrieved by such violation on behalf of the party causing such violation, then in such event, the aggrieved party shall give the party causing such violation written notice of such violation and if the party receiving such notice shall fail to cure such violation within thirty (30) days after receipt of such notice, or if such violation shall not be capable of being cured within the aforesaid thirty (30) day period, such party causing such violation shall fail to commence to cure the same within such thirty (30) days, or shall thereafter fail to cure the same with due diligence, and in such event the aggrieved party shall have the right to make such payment of money on behalf of the party causing such violation, or to cause such obligation to be performed on behalf of the party who shall have failed to perform the same, and the cost of the aggrieved party performing such obligation shall be paid to the aggrieved party upon receipt by the party who shall have failed to perform such obligation, of bills therefor together with interest thereon from the time expended until the time period at a rate equal to the prime rate being published by the Wall Street Journal plus two (2%) percent (or the highest legal rate to which such parties to a contract may agree, if such rate is lower). In the event any party shall in accordance with this paragraph, expend funds on behalf of another, the parties who are expending such funds shall have a lien on the parcel of land owned by the other party so in default to secure payment to the party expending such funds of the complete costs and expenses incurred by such party (including reasonable attorneys fees) in connection with curing the default of the party who shall have violated its obligations hereunder, which lien shall be deemed perfected upon the expenditure of any such funds by the party curing such default. Such lien may be foreclosed by the parties who shall have incurred such expense in the manner provided for the judicial foreclosure of mortgages. The rights granted under this paragraph shall not be the exclusive remedy of the aggrieved party, but shall be an addition to all rights and remedies in law or in equity. Any lien created by and resulting from this Agreement shall be, and is hereby subordinate and inferior to the lien of any first mortgage now existing or hereinafter placed upon all or any part of the Shopping Center Parcel and Baseball Parcel and/or the improvements thereon or to any lease entered into by an owner of a Parcel which owner sells such Parcel and simultaneously leases such Parcel as lessee thereof; provided, however, the easements, restrictions and covenants contained herein shall not be deemed to be liens for the purposes of this Paragraph.

In the event that an aggrieved party shall, in good faith, believe that a default has created an emergency endangering persons or property, then no notice shall be required to permit the curing party to act immediately to take such action as necessary to cure said default, provided it gives the defaulting party such notice as is reasonable in the circumstances and, in any event, as soon as possible after commencing the curing action.

In the event any violation of any of the easements, restrictions, or covenant herein contained shall not be capable of being cured by the payment of money or by causing such obligation to be performed on behalf of and at the expense of the party so in default, then in such event, any other party hereto aggrieved by such violation may institute proceedings to have the continuance of such violation enjoined and shall have the right to take any other action to it in law and equity to be compensated for damages resulting from such violation. As a condition precedent to the institution of such action, the party aggrieved by such violation shall give the party causing such violation written notice that the party causing such violation shall have thirty (30) days to cure such violation. In the event that such violation cannot be reasonably cured by the party causing such violation shall have such additional period of time as may be reasonably necessary to cure the same, provided, such party shall commence to cure such violation within the authorized thirty (30) day period.

ARTICLE XX

MISCELLANEOUS

A. No breach of this Agreement shall entitle any owner to cancel, rescind or otherwise terminate this Agreement, but such limitation shall not affect in any manner any other rights or remedies which such owner may have hereunder by reason of any breach of this Agreement. Any breach of any of said covenants or restrictions, however, shall not defeat or render invalid the lien of any mortgage or deed of trust made in good faith for value, but such covenants or restrictions shall be binding upon and effective against such owner of any of said property or any portion thereof whose title thereto is acquired by foreclosure, trustee sale or otherwise.

B. Timana shall have the right to dedicate, sell, or otherwise transfer all or a portion of the utilities servicing the Shopping Center Parcel and the SCP-BCA to the appropriate local governmental entity provided that such entity agrees to maintain such improvements. Furthermore, the parties acknowledge that Timana may elect to dedicate certain utility lines located on each party's Parcel to the appropriate local governmental entity. Timana shall have the right to dedicate such utilities and grant easements therefor as may be requested by such local governmental entity, and the party which owns the Parcel under which such utilities are located shall join in and execute all documents related to dedication or the grant of easements, provided, however, that: (i) the utilities to be dedicated shall only be those in the rear or along the side of any building constructed on the party's Parcel; and (ii) the party owning such Parcel shall have no responsibility for any improvements that may have to be performed upon such utility in order that such utility meet the standards set by such local governmental authority for dedication.

C. With respect to any maintenance rights or obligations set forth in this Agreement, each party hereto grants to the other parties, and their successors and assigns, an easement to enter upon the SCP-BCA, BP-BCA and the Baseball Parcel for the purpose of performing such maintenance, provided; however, that: (i) the party performing such maintenance shall indemnify, defend, and hold harmless the owner of such Parcel from and against any and all claims, actions, suits, judgments, damages, liability and expense, including attorneys' fees, and all other sums on account of injury to persons, loss of life or damage to property arising out of or alleged to have arisen out of or occasioned by such maintenance; (ii) the party performing such maintenance shall perform such work free of any mechanics or construction liens; (iii) such work shall be performed in a manner so as not to interfere with the business of the Shopping Center Parcel, Baseball Parcel or any store within the Shopping Center, and (iv) such work shall be performed in a good, workmanlike, and expeditious fashion.

D. The parties agree that they will record this Agreement in its entirety. The fees for such recording shall be paid by Heroes.

E. No agreement shall be effective to add to, change, modify, waive or discharge this Agreement in whole or in part unless such agreement is in writing and signed by the parties hereto affected thereby; provided, that any party having approval rights provided for in this Agreement may in writing signed by such party waive, in whole or in part, such rights and release the other party from any obligations to and in connection therewith.

F. The Township, and any successor governmental entity having zoning jurisdiction over the Shopping Center Parcel or Baseball Parcel, is hereby declared to be a third party beneficiary of this Agreement for so long as this Agreement remains in effect, and except as otherwise provided in this Agreement, this Agreement shall not be terminated so long as the HPUD approval is in effect (including any extensions thereof) without the approval and written consent of the Township Board of Trustees which shall not be unreasonably withheld, conditioned or delayed. Furthermore, and except as may be otherwise provided in this Agreement, nothing in this Agreement shall be deemed, interpreted or construed to constitute a waiver of applicable Township ordinances, site plan and other approvals required under applicable Township ordinances, or applicable conditions and requirements of the HPUD approval.

Timana, LLC

By ______________________________

Its ______________________________

Baseball Heroes of Oakland County, LP

By ______________________________

Its ______________________________

STATE OF MICHIGAN)
OAKLAND COUNTY)

Acknowledged before me in Oakland County, Michigan this __ day of ____________, 2008
by ______________________________ on behalf of Timana, LLC, its ______________________________

/s/______________________________

Notary public, State of Michigan, County of Oakland
My commission expires

STATE OF MICHIGAN)
OAKLAND COUNTY)

Acknowledged before me in Oakland County, Michigan on this _______ day of _______________, 2008 by

/s/_________________________________

Notary public, State of Michigan, County of Oakland
My commission expires

Drafted by and when recorded return to:
Booth Patterson, P.C.
J. Timothy Patterson
1090 West Huron St.
Waterford, MI 48328
(248) 681-1200

126475

EXHIBIT A

LEGAL DESCRIPTION – SHOPPING CENTER

Land situated in the Township of Waterford, County of Oakland, State of Michigan, described as follows:

ALL THAT PART OF THE NORTHEAST ¼ OF SECTION 25, TOWN 3 NORTH RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN DESCRIBED AS FOLLOWS:

BEGINNING ON THE NORTHERLY LINE OF ELIZABETH LAKE ROAD (120 FEET WIDE) AT A POINT DISTANT DUE WEST, 200.00 FEET ALONG THE EAST AND WEST ¼ LINE OF SECTION 25 AND NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 60.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE ALONG THE NORTH LINE OF SAID ELIZABETH LAKE ROAD, DUE WEST, 1672.82 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 1090.00 FEET; THENCE NORTH 15 DEGREES 51 MINUTES 40 SECONDS WEST, 321.44 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 1201.30 FEET TO THE NORTH LINE OF SECTION 25; THENCE ALONG THE NORTH LINE OF SECTION 25, NORTH 89 DEGREES 56 MINUTES 50 SECONDS EAST, 596.55 FEET; THENCE SOUTH 00 DEGREES 31 MINUTES 10 SECONDS EAST, 725.80 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 597.64 FEET; THENCE NORTH 44 DEGREES 28 MINUTES 20 SECONDS EAST, 40.14 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 76.15 FEET; THENCE NORTH 89 DEGREES 25 MINUTES 13 SECONDS EAST, 168.35 FEET; THENCE SOUTH 00 DEGREES 31 MINUTES 40 SECONDS EAST, 104.66 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 516.67 FEET; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD (100 FEET WIDE); SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 1887.54 FEET; THENCE DUE WEST, 150.00 FEET TO THE POINT OF BEGINNING.

EXCEPT THE FOLLOWING FIVE PARCELS DESCRIBED AS FOLLOWS:

EXCEPTION "1"

BEGINNING AT THE NORTHWEST CORNER OF TELEGRAPH ROAD (100 FEET WIDE) AND ELIZABETH LAKE ROAD (120 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 60.00 FEET ALONG THE EAST LINE OF SECTION 25 AND DUE WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE ALONG THE NORTHERLY LINE OF ELIZABETH LAKE ROAD (120 FEET WIDE), WEST 150.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 150.00 FEET; THENCE EAST 2.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 501.97 FEET; THENCE NORTH 89 DEGREES 26 MINUTES 34 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 653.41 FEET TO THE POINT OF BEGINNING.

EXCEPTION "2"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 773.89 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 26 MINUTES 34 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 26 MINUTES 34 SECONDS WEST, 148.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 409.46 FEET; THENCE NORTH 89 DEGREES 32 MINUTES 06 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 409.23 FEET TO THE POINT OF BEGINNING.

EXCEPTION "3"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 1243.04 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 32 MINUTES 06 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 32 MINUTES 06 SECONDS WEST, 148.00 FEET; THENCE NORTH 00

DEGREES 32 MINUTES 10 SECONDS WEST, 449.72 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 449.90 FEET TO THE POINT OF BEGINNING.

EXCEPTION "4"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECOND WEST, 1753.00 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 27 MINUTES 50 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 27 MINUTES 50 SECONDS WEST, 148.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 195.00 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 195.00 FEET TO THE POINT OF BEGINNING.

EXCEPTION "5"

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
13-25-200-018 (part)

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

EXHIBIT B

LEGAL DESCRIPTION – BASEBALL PARCEL

Township of Waterford

Insert Legal Description for entirety of Parcel being Purchased.

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
13-25-200-018 (part)

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

EXHIBIT C

WATERFORD TOWNSHIP MEETING MINUTES

EXHIBIT D

SHOPPING CENTER BASEBALL COMMON AREA


This section of Parcel ID#13-25-200-027 is 198,599 sq. ft. or 4.6 acres
SCP-BCA
Parcel ID#13-25-200-013 is 73,125 sq. ft., or 1.68 acres.
Theatre Parcel (not part of SCP-BCA)

EXHIBIT E

BASEBALL PARCEL SITE PLAN

EXHIBIT F

TELEGRAPH ROAD SIGNAGE

BUSINESS LOAN AFFIDAVIT

STATE OF MICHIGAN)
)ss.
COUNTY OF _______)

The undersigned, ________________ being the ________________ of Baseball Heroes of Oakland County, LP, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Borrower"), being first duly sworn, deposes and says on behalf of Borrower with reference to a certain loan to Borrower in the sum of Seven Hundred Forty Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars (the "Indebtedness") evidenced by a Note (the "Note") dated July 21, 2008, and secured by a mortgage (the "Mortgage") on real estate in Oakland County, Michigan, dated July 21, 2008, to Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025, that:

1. The Indebtedness has been incurred entirely for business purposes, and that no part of the loan proceeds will be used for personal or consumer purposes.

2. The business in which Borrower is engaged is any activity for which limited partnerships may be formed under the Michigan Revised Uniform Limited Partnership Act, being Act No. 213, Public Acts of 1982, as may be amended.

3. The business purpose for which the proceeds of the indebtedness will be used is the purchase of property located at the northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan.

4. This Affidavit is made for the benefit of Timana, LLC, a California limited liability company, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, and any subsequent holder of the aforesaid Note and Mortgage securing same, pursuant to the provisions of MCLA 438.61, MSA 19.15(71).

DATED this 21st day of July, 2008.

WITNESSES:

BASEBALL HEROES OF OAKLAND COUNTY, LP
a Michigan limited partnership

____

By:___________________________
____

____

Its: ___________________________

STATE OF MICHIGAN)
)ss.
COUNTY OF _______)

This Business Loan Affidavit was acknowledged before me, a Notary Public, this 21st day of July, 2008, by __________________, as the _______________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

____
Notary Public

132355

MORTGAGOR'S AFFIDAVIT

STATE OF MICHIGAN)
)ss.
COUNTY OF OAKLAND)

_________________ as _________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329 ("Mortgagor"), being duly sworn, makes the following representations under oath, on behalf of Mortgagor, in order to induce Timana, LLC, a California limited liability company, whose address is 12121 Wilshire Boulevard, Suite 1400, Los Angeles, California 90025 ("Lender"), to lend Mortgagor Seven Hundred Forty-Nine Thousand Two Hundred Fifty and 00/100 ($749,250.00) Dollars pursuant to the Purchase and Sale Agreement and Escrow Instructions dated October 3, 2007, as amended (the "Agreement").

1. Mortgagor is this day mortgaging to Lender certain real estate located in Oakland County, Michigan, and described in a mortgage concurrently executed by Mortgagor. This real estate is hereinafter referred to as the "Real Estate," and is described in Exhibit A attached hereto and by reference made a part hereof.

2. Mortgagor has not executed, or permitted anyone on Mortgagor's behalf to execute any conveyance, mortgage, lien, lease or encumbrance of or upon the Real Estate, which are now outstanding or enforceable against the Real Estate. Mortgagor has made no contract to sell all or a part of the Real Estate to any person. Mortgagor has not given to any person an option to purchase all or any part of the Real Estate. Mortgagor is the sole owner of the Real Estate. There are no other owners.

3. There are no unpaid claims for labor performed, materials furnished or services rendered in connection with the construction of any improvements on the Real Estate in respect of which liens have been or may be filed. The improvements upon the Real Estate are all located entirely within the bounds of the Real Estate, and there are no encroachments thereon. There are no existing violations of zoning ordinances or other restrictions applicable to the Real Estate.

4. There is no judgment of any court of the State of Michigan or of any court of the United States that is or may become a lien on the Real Estate; Mortgagor is not now a party to any litigation pending in any court; and Mortgagor is neither principal nor surety on any bond payment to the State of Michigan.

5. The Real Estate is now in possession of Mortgagor as owner, and no other person has a right to possession or claims possession of all or any part of the Real Estate.

6. Mortgagor is Baseball Heroes of Oakland County, LP, a Michigan limited partnership, duly organized, validly existing and in good standing under the laws of the State of Michigan. __________________ is the __________________ of Mortgagor, and has the authority to make the representations contained herein. All documents required in connection with the loan have been duly executed by the duly authorized individual of the Mortgagor.

7. Mortgage proceeds will be used to pay for the acquisition costs for the Real Estate.

8. Mortgagor is not involved in any bankruptcy, reorganization or insolvency proceeding.

Affiant has personal knowledge of the facts necessary to make this Affidavit and state under oath that all representations of fact contained in this Affidavit are true and correct.

Dated: July 21, 2008

WITNESSES:

BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership

____

____

____

By:_____________________________________

Its: __________________________________

STATE OF MICHIGAN)
) ss.
COUNTY OF ____________)

This Mortgager's Affidavit was acknowledged before me, a Notary Public, this 21st day of July, 2008, by ____________, as ____________________ of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

____
____________________ Notary Public
______________ County, Michigan.
Acting in the County of __________________
My Commission Expires:_________________

130667

EXHIBIT A

Legal Description

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number:	13-25-200-004 13-25-200-008 (part) 13-25-200-013 13-25-200-018 (part)
Property Address:	Summit Place Mall 315 North Telegraph Road Waterford, MI

132368

[redacted]

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Highway, Suite 950
Southfield, MI 48075

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME: Baseball Heroes of Oakland County, LP					
OR 1b. INDIVIDUAL'S LAST NAME	FIRST NAME		MIDDLE NAME		SUFFIX
1c. MAILING ADDRESS: 4000 West Walton Boulevard, Ste. 3-A	CITY: Waterford		STATE: MI	POSTAL CODE: 48329	COUNTRY: USA
1d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION: Limited Partnership	1f. JURISDICTION OF ORGANIZATION: Michigan	1g. ORGANIZATIONAL ID #, if any: MI L05997	☐ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME					
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME		MIDDLE NAME		SUFFIX
2c. MAILING ADDRESS	CITY		STATE	POSTAL CODE	COUNTRY
2d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any	☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME: Timana, LLC					
OR 3b. INDIVIDUAL'S LAST NAME	FIRST NAME		MIDDLE NAME		SUFFIX
3c. MAILING ADDRESS: 12121 Wilshire Boulevard, Ste. 1400	CITY: Los Angeles		STATE: CA	POSTAL CODE: 90025	COUNTRY: USA

4. This FINANCING STATEMENT covers the following collateral:

See attached Exhibit A together with all proceeds of described collateral.

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☑ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

EXHIBIT A TO FINANCING STATEMENT

DEBTOR: BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership

SECURED PARTY: TIMANA, LLC, a California limited liability company

PREMISES: Northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan consisting of approximately 11.201 acres or 487,922 square feet of land

All of Debtor's property described below, which Debtor now owns or shall hereafter acquire or create, immediately upon acquisition or creation, which pertains to or is useful in the rental, occupancy, use, operation or maintenance of the premises described above ("Premises"):

All accounts, accounts receivable, documents, chattel paper, instruments, contracts (whether written or oral), contract rights, land contracts, option agreements, leases, subleases, licenses, agreements, contracts for services, improvements, materials, equipment and/or labor in connection with or relating to the design, development, installation and/or construction of any improvements on the real estate described above, guaranties of payment, rents, income, receipts, revenues, profits, security deposits, demand deposits, earnest money deposits, and other payments for use or occupancy of Debtor's real and personal property, and general intangibles, including by way of example but not limitation any rights to any tax refunds from any governmental authority (all of which are hereinafter individually and collectively referred to as "Accounts"), regardless of whether any such Accounts are acceptable or unacceptable to Secured Party, or whether any such Accounts have been scheduled to Secured Party on any schedule or list or otherwise given to Secured Party; and

All inventory and goods including, but not limited to, raw materials, work in process, finished goods, tangible property, stock in trade, wares and merchandise used in, sold by, or stopped in transit by Debtor and all books, records, reports, documents and correspondence and devices and programs for maintaining any of them pertaining to any of the other property; and

All equipment, fixtures, and improvements, including all buildings, structures, machinery, apparatus, goods, fittings, utility systems, appliances, supplies, furniture, furnishings and vehicles, together with all accessions, parts, attachments, accessories, tools and dies, or appurtenances thereto, attached, kept, used, or intended for use in connection therewith, and all substitutions, improvements, replacements and additions thereto, and all present and future plans and specifications, drawings and design documents, amendments, addenda, supplements, modifications and change orders and all present and future tests, studies, analyses, results and reports, and all related agreements, prepared or performed for or otherwise pertaining to any present or future improvements constructed or to be constructed on the real property described above; and

All present and future permits, licenses, approvals, certificates and consents issued by any governmental, public or private authority or agency relating to the real property described above or any improvements constructed or to be constructed thereon.

All present and future rights and privileges as the developer of the Premises whether pursuant to master deed, any license or permit, applicable law, or otherwise; and

All fixtures, whether now or to be hereafter attached to the real property described above; and,

All of Debtor's personal property described in Paragraph 2A through 2F of the Security Agreement executed between Debtor and Secured Party, inclusively;

For each and every type of Collateral described above, the proceeds of the Collateral and the proceeds of all insurance, eminent domain, condemnation awards, and all products of and accessions to the Collateral are also part of the Collateral. In addition, any and all bank deposits and bank accounts or other sums at any time credited or due from Secured Party to Debtor and any and all instruments, checks, drafts, investment securities, general intangibles, rights to payments, documents, all interests in any other firm, association, partnership, corporation, limited liability company, or other enterprise, whether or not evidenced by any certificate or security, and all rights to payments and distributions arising from such interests, all supporting obligations, all copyrights, patents, trademarks, and trade names and all royalties and claims for or under any license or agreement for the use thereof, all documents evidencing title to any goods, whether negotiable or non-negotiable, investment property, security entitlements, financial assets, policies, certificates of insurance, securities, goods, accounts, chattel paper, cash, property and the proceeds thereof which Debtor owns or in which Debtor has an interest and which are at any time in the possession or control of Secured Party or any third party acting on Secured Party's behalf shall also be considered Collateral.

132387

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME		
Baseball Heroes of Oakland County, LP		
OR 9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX

10. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME					
OR 11b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
11d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any	☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME				
OR 12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☑ fixture filing.

14. Description of real estate:

See Exhibit B.

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☐ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

EXHIBIT "B"

LEGAL DESCRIPTION

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
13-25-200-018 (part)

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

132389

Initials: ______

[redacted]

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Highway, Suite 950
Southfield, MI 48075

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME			
Baseball Heroes of Oakland County, LP			
OR 1b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
4000 West Walton Boulevard, Ste. 3-A	**Waterford**	**MI**	**48329**	**USA**

1d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION	1f. JURISDICTION OF ORGANIZATION	1g. ORGANIZATIONAL ID #, if any
		Limited Partnership	**Michigan**	**MI L05997** ☐ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME			
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

2d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any
				☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME			
Timana, LLC			
OR 3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
12121 Wilshire Boulevard, Ste. 1400	**Los Angeles**	**CA**	**90025**	**USA**

4. This FINANCING STATEMENT covers the following collateral:

See attached Exhibit A together with all proceeds of described collateral.

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

EXHIBIT A TO FINANCING STATEMENT

DEBTOR:	BASEBALL HEROES OF OAKLAND COUNTY, LP, a Michigan limited partnership
SECURED PARTY:	TIMANA, LLC, a California limited liability company
PREMISES:	Northwest corner of East Mall Drive and Summit Drive in Waterford, Michigan consisting of approximately 11.201 acres or 487,922 square feet of land

All of Debtor's property described below, which Debtor now owns or shall hereafter acquire or create, immediately upon acquisition or creation, which pertains to or is useful in the rental, occupancy, use, operation or maintenance of the premises described above ("Premises"):

All accounts, accounts receivable, documents, chattel paper, instruments, contracts (whether written or oral), contract rights, land contracts, option agreements, leases, subleases, licenses, agreements, contracts for services, improvements, materials, equipment and/or labor in connection with or relating to the design, development, installation and/or construction of any improvements on the real estate described above, guaranties of payment, rents, income, receipts, revenues, profits, security deposits, demand deposits, earnest money deposits, and other payments for use or occupancy of Debtor's real and personal property, and general intangibles, including by way of example but not limitation any rights to any tax refunds from any governmental authority (all of which are hereinafter individually and collectively referred to as "Accounts"), regardless of whether any such Accounts are acceptable or unacceptable to Secured Party, or whether any such Accounts have been scheduled to Secured Party on any schedule or list or otherwise given to Secured Party; and

All inventory and goods including, but not limited to, raw materials, work in process, finished goods, tangible property, stock in trade, wares and merchandise used in, sold by, or stopped in transit by Debtor and all books, records, reports, documents and correspondence and devices and programs for maintaining any of them pertaining to any of the other property; and

All equipment, fixtures, and improvements, including all buildings, structures, machinery, apparatus, goods, fittings, utility systems, appliances, supplies, furniture, furnishings and vehicles, together with all accessions, parts, attachments, accessories, tools and dies, or appurtenances thereto, attached, kept, used, or intended for use in connection therewith, and all substitutions, improvements, replacements and additions thereto, and all present and future plans and specifications, drawings and design documents, amendments, addenda, supplements, modifications and change orders and all present and future tests, studies, analyses, results and reports, and all related agreements, prepared or performed for or otherwise pertaining to any present or future improvements constructed or to be constructed on the real property described above; and

All present and future permits, licenses, approvals, certificates and consents issued by any governmental, public or private authority or agency relating to the real property described above or any improvements constructed or to be constructed thereon.

All present and future rights and privileges as the developer of the Premises whether pursuant to master deed, any license or permit, applicable law, or otherwise; and

All fixtures, whether now or to be hereafter attached to the real property described above; and,

All of Debtor's personal property described in Paragraph 2A through 2F of the Security Agreement executed between Debtor and Secured Party, inclusively;

For each and every type of Collateral described above, the proceeds of the Collateral and the proceeds of all insurance, eminent domain, condemnation awards, and all products of and accessions to the Collateral are also part of the Collateral. In addition, any and all bank deposits and bank accounts or other sums at any time credited or due from Secured Party to Debtor and any and all instruments, checks, drafts, investment securities, general intangibles, rights to payments, documents, all interests in any other firm, association, partnership, corporation, limited liability company, or other enterprise, whether or not evidenced by any certificate or security, and all rights to payments and distributions arising from such interests, all supporting obligations, all copyrights, patents, trademarks, and trade names and all royalties and claims for or under any license or agreement for the use thereof, all documents evidencing title to any goods, whether negotiable or non-negotiable, investment property, security entitlements, financial assets, policies, certificates of insurance, securities, goods, accounts, chattel paper, cash, property and the proceeds thereof which Debtor owns or in which Debtor has an interest and which are at any time in the possession or control of Secured Party or any third party acting on Secured Party's behalf shall also be considered Collateral.

132387

EXHIBIT 6.3

PROMISSORY NOTE AND RELATED SECURITY AGREEMENTS BETWEEN COMPANY AND CLARKSTON STATE BANK DATED MAY 13, 2008, FOR PURCHASE OF TEAM'S MOTOR COACH

Clarkston State Bank
YOUR COMMUNITY BANK

May 15, 2008

Robert A. Hilliard, Manager
Baseball Heroes of Oakland County Limited Partnership
315-130 North Telegraph
Waterford, MI 48328

Dear Mr. Hilliard:

Enclosed for your records are copies of the executed documents for the recent loan closing. Documents enclosed:

Disbursement Request and Authorization
Partnership Authorization
Promissory Note
Commercial Security Agreement
Agreement to Provide Insurance
Business Loan Agreement
Limited Liability Company Resolution
Commercial Guaranty
General Authorization

If you have any questions please contact me at (248) 922-2700.

Sincerely,

Cindy Searle
Loan Operations

ENCL.

MAIN OFFICE	M-15 OFFICE	WATERFORD BRANCH	FARMER JACK SASHABAW
15 S. Main Street	5800 S. Main Street	6600 Highland Road, Suite 2	6555 Sashabaw Road
Clarkston, MI 48346	Clarkston, MI 48346	Waterford, MI 48327	Clarkston, MI 48346
248.625.8585	248.922.6970	248.886.0086	248.625.0887
Fax: 248.625.3320	Fax: 248.625.4547	Fax: 248.886.1432	Fax: 248.625.0559

PARTNERSHIP AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-13-2008	05-13-2013	1010966	4A / 421		NLS	NLS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Partnership: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

IN CONSIDERATION OF the existing or proposed lending or banking relationship between Baseball Heroes Of Oakland County Limited Partnership ("the Partnership") and Clarkston State Bank ("Lender"), the persons signing below jointly and severally and on behalf of the Partnership represent and certify to Lender that:

THE PARTNERSHIP'S EXISTENCE. The complete and correct name of the Partnership is Baseball Heroes Of Oakland County Limited Partnership ("Partnership"). The Partnership is a limited partnership which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Michigan. The Partnership is duly authorized to transact business in all other states in which the Partnership is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Partnership is doing business. Specifically, the Partnership is, and at all times shall be, duly qualified as a foreign limited partnership in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Partnership has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Partnership maintains an office at 315-130 North Telegraph Road, Waterford, MI 48328. Unless the Partnership has designated otherwise in writing, the principal office is the office at which the Partnership keeps its books and records. The Partnership will notify Lender prior to any change in the location of The Partnership's principal office address or any change in The Partnership's name. The Partnership shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Partnership and The Partnership's business activities.

AUTHORIZATIONS ADOPTED. At a meeting of the partners of the Partnership, duly called and held on **May 13, 2008**, or by other duly authorized action in lieu of a meeting, the agreements and authorizations set forth in this Authorization were adopted.

PARTNER. The following named entity is a partner of Baseball Heroes Of Oakland County Limited Partnership:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
"Ride The Wave" Indy Baseball, LLC	General Partner	Y	[signature]

ACTIONS AUTHORIZED. The authorized entity listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Partnership. Specifically, but without limitation, the authorized entity is authorized, empowered, and directed to do the following for and on behalf of the Partnership:

Borrow Money. To borrow, as a cosigner or otherwise, from time to time from Lender, on such terms as may be agreed upon between the Partnership and Lender, such sum or sums of money as in its judgment should be borrowed, without limitation.

Execute Notes. To execute and deliver to Lender the promissory note or notes, or other evidence of the Partnership's credit accommodations, on Lender's forms, at such rates of interest and on such terms as may be agreed upon, evidencing the sums of money so borrowed or any of the Partnership's indebtedness to Lender, and also to execute and deliver to Lender one or more renewals, extensions, modifications, refinancings, consolidations, or substitutions for one or more of the notes, any portion of the notes, or any other evidence of credit accommodations.

Grant Security. To mortgage, pledge, transfer, endorse, hypothecate, or otherwise encumber and deliver to Lender any property now or hereafter belonging to the Partnership or in which the Partnership now or hereafter may have an interest, including without limitation all of the Partnership's real property and all of the Partnership's personal property (tangible or intangible), as security for the payment of any loans or credit accommodations so obtained, any promissory notes so executed (including any amendments to or modifications, renewals, and extensions of such promissory notes), or any other or further indebtedness of the Partnership to Lender at any time owing, however the same may be evidenced. Such property may be mortgaged, pledged, transferred, endorsed, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, transferred, endorsed, hypothecated or encumbered.

Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances.

Negotiate Items. To draw, endorse, and discount with Lender all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Partnership or in which the Partnership may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the Partnership's account with Lender, or to cause such other disposition of the proceeds derived therefrom as it may deem advisable.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, **including agreements waiving the right to a trial by jury**, as the partner may in its discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Authorization.

ASSUMED BUSINESS NAMES. The Partnership has filed or recorded all documents or filings required by law relating to all assumed business names used by the Partnership. Excluding the name of the Partnership, the following is a complete list of all assumed business names under which the Partnership does business: **None.**

JOINT AND SEVERAL LIABILITY. Each partner agrees to be jointly and severally liable for all of the Partnership's present and future obligations to Lender; however, any limited partners listed above and identified as such will not be liable individually beyond its interest in the Partnership plus any liability created under applicable law or under any other agreements with Lender (such as a guaranty). I represent and warrant to Lender that the Partnership's agreements with Lender, including the borrowing of monies, do not conflict with, result in a violation of, or constitute a default under any agreement or other instrument with any limited partner of the Partnership; and I agree to indemnify and hold Lender harmless from all claims, costs and expenses relating in any way to any such conflict, violation or default.

NOTICES TO LENDER. The Partnership will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Partnership's name; (B) change in the Partnership's assumed business name(s); (C) change in the partners of the Partnership, including the addition of new partners or the departure of current partners from the Partnership; (D) change in the authorized signer(s); (E) change in the Partnership's principal office address; (F) change in the Partnership's state of organization; (G) conversion of the Partnership to a new or different type of business entity; or (H) change in any other aspect of the Partnership that directly or indirectly relates to any agreements between the Partnership and Lender. No change in the Partnership's name, state or organization, or principal office address will take effect until after Lender has received notice.

CERTIFICATION CONCERNING PARTNERS AND AUTHORIZATIONS. The partner named above is duly elected, appointed, or employed by or for the Partnership, as the case may be, and occupies the position set opposite its respective name. This Authorization now stands of record on the books of the Partnership, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Authorization and performed prior to the passage of this Authorization are hereby ratified and approved. This Authorization shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Partnership's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and attest that the signature set opposite the name listed above is its genuine signature.

I have read all the provisions of this Authorization, and I jointly and severally and on behalf of the Partnership certify that all statements and

COPY

representations made in this Authorization are true and correct. This Partnership Authorization is dated May 12, 2008.

CERTIFIED TO AND ATTESTED BY:

"RIDE THE WAVE" INDY BASEBALL, LLC, General Partner of Baseball Heroes Of Oakland County Limited Partnership

By: ______________________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

NOTE: If the partner signing this Authorization is designated by the foregoing document as one of the partners authorized to act on the Partnership's behalf, it is advisable to have this Authorization signed by at least one non-authorized partner of the Partnership.

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	NHS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "****" has been omitted due to text length limitations.

Borrower: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

Principal Amount: $29,400.00 **Interest Rate: 9.000%** **Date of Note: May 12, 2008**

PROMISE TO PAY. **Baseball Heroes Of Oakland County Limited Partnership ("Borrower") promises to pay to Clarkston State Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of Twenty-nine Thousand Four Hundred & 00/100 Dollars ($29,400.00), together with interest at the rate of 9.000% per annum on the unpaid principal balance from May 12, 2008, until paid in full. The interest rate may change under the terms and conditions of the "INTEREST AFTER DEFAULT" section.**

PAYMENT. **Borrower will pay this loan in 60 payments of $612.25 each payment. Borrower's first payment is due June 12, 2008, and all subsequent payments are due on the same day of each month after that. Borrower's final payment will be due on May 12, 2013, and will be for all principal and all accrued interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.**

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower's making fewer payments. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Clarkston State Bank, Commercial Loans, 15 S Main Street, Clarkston, MI 48346.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment** or $10.00, **whichever is greater.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the interest rate on this Note shall be increased by 9.000 percentage points. However, in no event will the interest rate exceed the maximum interest rate limitations under applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf, or made by Guarantor, or any other guarantor, endorser, surety, or accommodation party, under this Note or the related documents in connection with the obtaining of the loan evidenced by this Note or any security document directly or indirectly securing repayment of this Note is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution or termination of Borrower's existence as a going business or the death of any partner, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Execution; Attachment. Any execution or attachment is levied against the Collateral, and such execution or attachment is not set aside, discharged or stayed within thirty (30) days after the same is levied.

Change in Zoning or Public Restriction. Any change in any zoning ordinance or regulation or any other public restriction is enacted, adopted or implemented, that limits or defines the uses which may be made of the Collateral such that the present or intended use of the Collateral, as specified in the related documents, would be in violation of such zoning ordinance or regulation or public restriction, as changed.

Default Under Other Lien Documents. A default occurs under any other mortgage, deed of trust or security agreement covering all or any portion of the Collateral.

Judgment. Unless adequately covered by insurance in the opinion of Lender, the entry of a final judgment for the payment of money involving more than ten thousand dollars ($10,000.00) against Borrower and the failure by Borrower to discharge the same, or cause it to be discharged, or bonded off to Lender's satisfaction, within thirty (30) days from the date of the order, decree or process under which or pursuant to which such judgment was entered.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor, or any other guarantor, endorser, surety, or accommodation party of any of the indebtedness or any Guarantor, or any other guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note

Events Affecting General Partner of Borrower. Any of the preceding events occurs with respect to any general partner of Borrower or any general partner dies or becomes incompetent.

Change In Ownership. The resignation or expulsion of any general partner with an ownership interest of twenty-five percent (25%) or more in Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. **Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.**

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $27.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

COLLATERAL. Borrower acknowledges this Note is secured by 1994 MCI Motorcoach.

FINANCIAL STATEMENTS. Borrower agrees to provide Lender with such financial statements and other related information at such frequencies and in such detail as Lender may reasonably request.

GUARANTORS. This Note is supported by the corporate guaranty of Ride The Wave Indy Baseball, LLC as more specifically described in the "Commercial Guaranty"(s) dated May 13 2008.

EXPENDITURES BY LENDER. Lender may take appropriate actions to ensure that said obligations in this agreement are met by me and may charge my account for any expenses incurred by Lender in enforcing such obligations. .

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: CLARKSTON STATE BANK 15 S Main Street Clarkston, MI 48346.

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party, partner, or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

"RIDE THE WAVE" INDY BASEBALL, LLC, General Partner of Baseball Heroes Of Oakland County Limited Partnership

By: ______________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

COMMERCIAL SECURITY AGREEMENT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	NLS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

RLH 05/13/08

Grantor: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

THIS COMMERCIAL SECURITY AGREEMENT dated May 13, 2008, is made and executed between Baseball Heroes Of Oakland County Limited Partnership ("Grantor") and Clarkston State Bank ("Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means the following described property in which Grantor is giving to Lender a security interest for the payment of the Indebtedness and performance of all other obligations under the Note and this Agreement:

1994 MCI MC-12 Motorcoach (VIN 1M8RCM7A3P046061)

In addition, the word "Collateral" also includes all the following:

(A) All accessions, attachments, accessories, replacements of and additions to any of the collateral described herein, whether added now or later.

(B) All products and produce of any of the property described in this Collateral section.

(C) All accounts, general intangibles, instruments, rents, monies, payments, and all other rights, arising out of a sale, lease, consignment or other disposition of any of the property described in this Collateral section.

(D) All proceeds (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the property described in this Collateral section, and sums due from a third party who has damaged or destroyed the Collateral or from that party's insurer, whether due to judgment, settlement or other process.

(E) All records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor's right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

COPY

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents and promises to Lender that:

Perfection of Security Interest. Grantor agrees to take whatever actions are requested by Lender to perfect and continue Lender's security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral, and Grantor will note Lender's interest upon any and all chattel paper and instruments if not delivered to Lender for possession by Lender.

Notices to Lender. Grantor will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (1) change in Grantor's name; (2) change in Grantor's assumed business name(s); (3) change in the partners of the partnership, including the addition of new partners or the departure of current partners from the partnership Grantor; (4) change in the authorized signer(s); (5) change in Grantor's principal office address; (6) change in Grantor's state of organization; (7) conversion of Grantor to a new or different type of business entity; or (8) change in any other aspect of Grantor that directly or indirectly relates to any agreements between Grantor and Lender. No change in Grantor's name, state or organization, or principal office address will take effect until after Lender has received notice.

No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its partnership agreement does not prohibit any term or condition of this Agreement.

Enforceability of Collateral. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, as defined by the Uniform Commercial Code, the Collateral is enforceable in accordance with its terms, is genuine, and fully complies with all applicable laws and regulations concerning form, content and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. There shall be no setoffs or counterclaims against any of the Collateral, and no agreement shall have been made under which any deductions or discounts may be claimed concerning the Collateral except those disclosed to Lender in writing.

Location of the Collateral. Except for vehicles, and except otherwise in the ordinary course of Grantor's business, Grantor agrees to keep the Collateral at Grantor's address shown above or at such other locations as are acceptable to Lender. If the Collateral is a vehicle, Grantor will keep the Collateral at those addresses except for routine travel. Upon Lender's request, Grantor will deliver to Lender in form satisfactory to Lender a schedule of real properties and Collateral locations relating to Grantor's operations, including without limitation the following: (1) all real property Grantor owns or is purchasing; (2) all real property Grantor is renting or leasing; (3) all storage facilities Grantor owns, rents, leases, or uses; and (4) all other properties where Collateral is or may be located.

Removal of the Collateral. Except in the ordinary course of Grantor's business, Grantor shall not remove the Collateral from its existing location without Lender's prior written consent. To the extent that the Collateral consists of vehicles, or other titled property, Grantor shall not take or permit any action which would require application for certificates of title for the vehicles outside the State of Michigan, without Lender's prior written consent. Grantor shall, whenever requested, advise Lender of the exact location of the Collateral.

Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor's business, or as otherwise provided for in this Agreement, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral. Grantor shall not pledge, mortgage, encumber or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement, without the prior written consent of Lender. This includes security interests even if junior in right to the security interests granted under this Agreement. Unless waived by Lender, all proceeds from any disposition of the Collateral (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.

Title. Grantor represents and warrants to Lender that Grantor holds good and marketable title to the Collateral, free and clear of all liens and encumbrances except for the lien of this Agreement. No financing statement covering any of the Collateral is on file in any public office other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender's rights in the Collateral against the claims and demands of all other persons.

Repairs and Maintenance. Grantor agrees to keep and maintain, and to cause others to keep and maintain, the Collateral in good order, repair and condition at all times while this Agreement remains in effect. Grantor further agrees to pay when due all claims for work done on, or services rendered or material furnished in connection with the Collateral so that no lien or encumbrance may ever attach to or be filed against the Collateral.

Inspection of Collateral. Lender and Lender's designated representatives and agents shall have the right at all reasonable times to examine and inspect the Collateral wherever located.

Taxes, Assessments and Liens. Grantor will pay when due all taxes, assessments and liens upon the Collateral, its use or operation, upon this Agreement, upon any promissory note or notes evidencing the Indebtedness, or upon any of the other Related Documents. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest

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the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized in Lender's sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, reasonable attorneys' fees or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings. Grantor further agrees to furnish Lender with evidence that such taxes, assessments, and governmental and other charges have been paid in full and in a timely manner. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized.

Compliance with Governmental Requirements. Grantor shall comply promptly with all laws, ordinances, rules and regulations of all governmental authorities, now or hereafter in effect, applicable to the ownership, production, disposition, or use of the Collateral, including all laws or regulations relating to the undue erosion of highly-erodible land or relating to the conversion of wetlands for the production of an agricultural product or commodity. Grantor may contest in good faith any such law, ordinance or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Lender's interest in the Collateral, in Lender's opinion, is not jeopardized.

Hazardous Substances. Grantor represents and warrants that the Collateral never has been, and never will be so long as this Agreement remains a lien on the Collateral, used in violation of any Environmental Laws or for the generation, manufacture, storage, transportation, treatment, disposal, release or threatened release of any Hazardous Substance. The representations and warranties contained herein are based on Grantor's due diligence in investigating the Collateral for Hazardous Substances. Grantor hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Grantor becomes liable for cleanup or other costs under any Environmental Laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims and losses resulting from a breach of this provision of this Agreement. This obligation to indemnify shall survive the payment of the Indebtedness and the satisfaction of this Agreement.

Maintenance of Casualty Insurance. Grantor shall procure and maintain all risks insurance, including without limitation fire, theft and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages and basis reasonably acceptable to Lender and issued by a company or companies reasonably acceptable to Lender. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least fifteen (15) days' prior written notice to Lender and not including any disclaimer of the insurer's liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest, Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if Lender so chooses "single interest insurance," which will cover only Lender's interest in the Collateral.

Application of Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral if the estimated cost of repair or replacement exceeds $$$1,000.00, whether or not such casualty or loss is covered by insurance. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Indebtedness, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Indebtedness.

Insurance Reserves. Lender may require Grantor to maintain with Lender reserves for payment of insurance premiums, which reserves shall be created by monthly payments from Grantor of a sum estimated by Lender to be sufficient to produce, at least fifteen (15) days before the premium due date, amounts at least equal to the insurance premiums to be paid. If fifteen (15) days before payment is due, the reserve funds are insufficient, Grantor shall upon demand pay any deficiency to Lender. The reserve funds shall be held by Lender as a general deposit and shall constitute a non-interest-bearing account which Lender may satisfy by payment of the insurance premiums required to be paid by Grantor as they become due. Lender does not hold the reserve funds in trust for Grantor, and Lender is not the agent of Grantor for payment of the insurance premiums required to be paid by Grantor. The responsibility for the payment of premiums shall remain Grantor's sole responsibility.

Insurance Reports. Grantor, upon request of Lender, shall furnish to Lender reports on each existing policy of insurance showing such information as Lender may reasonably request including the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the property insured; (5) the then current value on the basis of which insurance has been obtained and the manner of determining that value; and (6) the expiration date of the policy. In addition, Grantor shall upon request by Lender (however not more often than annually) have an independent appraiser satisfactory to Lender determine, as applicable, the cash value or replacement cost of the Collateral.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

GRANTOR'S RIGHT TO POSSESSION. Until default, Grantor may have possession of the tangible personal property and beneficial use of all the Collateral and may use it in any lawful manner not inconsistent with this Agreement or the Related Documents, provided that Grantor's right to possession and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender's security interest in such Collateral. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor shall request or as Lender, in Lender's sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor shall not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights in the Collateral against prior parties, nor to protect, preserve or maintain any security interest given to secure the Indebtedness.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Grantor fails to make any payment when due under the Indebtedness.

Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Grantor's property or Grantor's or any Grantor's ability to repay the Indebtedness or perform their respective obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Grantor's existence as a going business or the death of any partner, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender shall have all the rights of a secured party under the Michigan Uniform Commercial Code. In addition and without limitation, Lender may exercise any one or more of the following rights and remedies:

Accelerate Indebtedness. Lender may declare the entire Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter upon the property of Grantor to take possession of and remove the Collateral. If the Collateral contains other goods not covered by this Agreement at the time of repossession, Grantor agrees Lender may take such other goods, provided that Lender makes reasonable efforts to return them to Grantor after repossession.

Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise deal with the Collateral or proceeds thereof in Lender's own name or that of Grantor. Lender may sell the Collateral at public auction or private sale. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor, and other persons as required by law, reasonable notice of the time and place of any public sale, or the time after which any private sale or any other disposition of the Collateral is to be made. However, no notice need be provided to any person who, after Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days before the time of the sale or disposition. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Collateral, shall become a part of the Indebtedness secured by this Agreement and shall be payable on demand, with interest at the Note rate from date of expenditure until repaid.

Appoint Receiver. Any failure of Grantor to pay any taxes assessed against the Collateral or to pay any installment of those taxes or to pay any insurance premium upon any policy covering any property located upon the Collateral shall constitute waste and shall entitle Lender to the appointment by a court of competent jurisdiction of a receiver of the Collateral for the purpose of preventing the waste, except that no receiver may be appointed for any dwelling house or farm occupied by any owner of it as the owner's home or farm or for any store or other business property having an assessed valuation of $7,500 or less. Subject to the order of the court, the receiver may collect the rents and income from the Collateral and shall exercise control over the Collateral to the extent ordered by the court. A court may also appoint a receiver for the Collateral in any other circumstances permitted by law. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Collateral, with the power to protect and preserve the Collateral, to operate the Collateral preceding foreclosure or sale, and to collect the Rents from the Collateral and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender's right to the appointment of a receiver shall exist whether or not the apparent value of the Collateral exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver.

Collect Revenues, Apply Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may at any time in Lender's discretion transfer any Collateral into Lender's own name or that of Lender's nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Indebtedness or apply it to payment of the Indebtedness in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine, whether or not Indebtedness or Collateral is then due. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lender.

Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Grantor for any deficiency remaining on the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Grantor shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper.

Other Rights and Remedies. Lender shall have all the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, as may be amended from time to time. In addition, Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's reasonable attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all expenses for the perfection and the continuation of the perfection of Lender's security interest in the Collateral.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Grantor's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Agreement. The word "Agreement" means this Commercial Security Agreement, as this Commercial Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Security Agreement from time to time.

Borrower. The word "Borrower" means Baseball Heroes Of Oakland County Limited Partnership and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Environmental Laws. The words "Environmental Laws" mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto.

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means Baseball Heroes Of Oakland County Limited Partnership.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Indebtedness.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Hazardous Substances. The words "Hazardous Substances" mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words "Hazardous Substances" are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term "Hazardous Substances" also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents.

Lender. The word "Lender" means Clarkston State Bank, its successors and assigns. RAH 05/13/08

Note. The word "Note" means the Note executed by Baseball Heroes Of Oakland County Limited Partnership in the principal amount of $29,400.00 dated May 12, 2008, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

GRANTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL SECURITY AGREEMENT AND AGREES TO ITS TERMS. THIS AGREEMENT IS DATED MAY 12, 2008. 3 RAH 05/13/08

GRANTOR:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

"RIDE THE WAVE" INDY BASEBALL, LLC, General Partner of Baseball Heroes Of Oakland County Limited Partnership

By: *Robert A. Hilliard* ________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

AGREEMENT TO PROVIDE INSURANCE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	NLS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Grantor: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

INSURANCE REQUIREMENTS. Grantor, Baseball Heroes Of Oakland County Limited Partnership ("Grantor"), understands that insurance coverage is required in connection with the extending of a loan or the providing of other financial accommodations to Grantor by Lender. These requirements are set forth in the security documents for the loan. The following minimum insurance coverages must be provided on the following described collateral (the "Collateral"):

Collateral: 1994 MCI MC-12 Motorcoach (VIN 1M8RCM7A3P046061).
Type: Comprehensive and collision.
Amount: Full Insurable Value.
Basis: Replacement value.
Endorsements: Lender loss payable clause with stipulation that coverage will not be cancelled or diminished without a minimum of 15 days prior written notice to Lender.
Latest Delivery Date: By the loan closing date.

INSURANCE COMPANY. Grantor may obtain insurance from any insurance company Grantor may choose that is reasonably acceptable to Lender. Grantor understands that credit may not be denied solely because insurance was not purchased through Lender.

FAILURE TO PROVIDE INSURANCE. Grantor agrees to deliver to Lender, on the latest delivery date stated above, proof of the required insurance as provided above, with an effective date of May 12, 2008, or earlier. Grantor acknowledges and agrees that if Grantor fails to provide any required insurance or fails to continue such insurance in force, Lender may do so at Grantor's expense as provided in the applicable security document. The cost of any such insurance, at the option of Lender, shall be added to the indebtedness as provided in the security document. GRANTOR ACKNOWLEDGES THAT IF LENDER SO PURCHASES ANY SUCH INSURANCE, THE INSURANCE WILL PROVIDE LIMITED PROTECTION AGAINST PHYSICAL DAMAGE TO THE COLLATERAL, UP TO AN AMOUNT EQUAL TO THE LESSER OF (1) THE UNPAID BALANCE OF THE DEBT, EXCLUDING ANY UNEARNED FINANCE CHARGES, OR (2) THE VALUE OF THE COLLATERAL; HOWEVER, GRANTOR'S EQUITY IN THE COLLATERAL MAY NOT BE INSURED. IN ADDITION, THE INSURANCE MAY NOT PROVIDE ANY PUBLIC LIABILITY OR PROPERTY DAMAGE INDEMNIFICATION AND MAY NOT MEET THE REQUIREMENTS OF ANY FINANCIAL RESPONSIBILITY LAWS.

AUTHORIZATION. For purposes of insurance coverage on the Collateral, Grantor authorizes Lender to provide to any person (including any insurance agent or company) all information Lender deems appropriate, whether regarding the Collateral, the loan or other financial accommodations, or both.

GRANTOR AGREES TO THE TERMS OF THIS AGREEMENT, WHICH IS DATED MAY 12, 2008.

GRANTOR:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

"RIDE THE WAVE" INDY BASEBALL, LLC, General Partner of Baseball Heroes Of Oakland County Limited Partnership

By: ______________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

FOR LENDER USE ONLY
INSURANCE VERIFICATION

DATE ______________ PHONE ______________

AGENT'S NAME: ______________
AGENCY: ______________
ADDRESS: ______________
INSURANCE COMPANY: ______________
POLICY NUMBER: ______________
EFFECTIVE DATES: ______________
COMMENTS: ______________

BUSINESS LOAN AGREEMENT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower:	Baseball Heroes Of Oakland County Limited Partnership 315-130 North Telegraph Road Waterford, MI 48328	**Lender:**	Clarkston State Bank Commercial Loans 15 S Main Street Clarkston, MI 48346

THIS BUSINESS LOAN AGREEMENT dated May 12, 2008, is made and executed between Baseball Heroes Of Oakland County Limited Partnership ("Borrower") and Clarkston State Bank ("Lender") on the following terms and conditions. Borrower has received prior commercial loans from Lender or has applied to Lender for a commercial loan or loans or other financial accommodations, including those which may be described on any exhibit or schedule attached to this Agreement ("Loan"). Borrower understands and agrees that: (A) in granting, renewing, or extending any Loan, Lender is relying upon Borrower's representations, warranties, and agreements as set forth in this Agreement; (B) the granting, renewing, or extending of any Loan by Lender at all times shall be subject to Lender's sole judgment and discretion; and (C) all such Loans shall be and remain subject to the terms and conditions of this Agreement.

TERM. This Agreement shall be effective as of May 12, 2008, and shall continue in full force and effect until such time as all of Borrower's Loans in favor of Lender have been paid in full, including principal, interest, costs, expenses, attorneys' fees, and other fees and charges, or until such time as the parties may agree in writing to terminate this Agreement.

CONDITIONS PRECEDENT TO EACH ADVANCE. Lender's obligation to make the initial Advance and each subsequent Advance under this Agreement shall be subject to the fulfillment to Lender's satisfaction of all of the conditions set forth in this Agreement and in the Related Documents.

Loan Documents. Borrower shall provide to Lender the following documents for the Loan: (1) the Note; (2) Security Agreements granting to Lender security interests in the Collateral; (3) financing statements and all other documents perfecting Lender's Security Interests; (4) evidence of insurance as required below; (5) guaranties; (6) together with all such Related Documents as Lender may require for the Loan; all in form and substance satisfactory to Lender and Lender's counsel.

Borrower's Authorization. Borrower shall have provided in form and substance satisfactory to Lender properly certified resolutions, duly authorizing the execution and delivery of this Agreement, the Note and the Related Documents. In addition, Borrower shall have provided such other resolutions, authorizations, documents and instruments as Lender or its counsel, may require.

Payment of Fees and Expenses. Borrower shall have paid to Lender all fees, charges, and other expenses which are then due and payable as specified in this Agreement or any Related Document.

Representations and Warranties. The representations and warranties set forth in this Agreement, in the Related Documents, and in any document or certificate delivered to Lender under this Agreement are true and correct.

No Event of Default. There shall not exist at the time of any Advance a condition which would constitute an Event of Default under this Agreement or under any Related Document.

REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to Lender, as of the date of this Agreement, as of the date of each disbursement of loan proceeds, as of the date of any renewal, extension or modification of any Loan, and at all times any Indebtedness exists:

Organization. Borrower is a limited partnership which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Michigan. Borrower is duly authorized to transact business in all other states in which Borrower is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which Borrower is doing business. Specifically, Borrower is, and at all times shall be, duly qualified as a foreign limited partnership in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. Borrower has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. Borrower maintains an office at 315-130 North Telegraph Road, Waterford, MI 48328. Unless Borrower has designated otherwise in writing, the principal office is the office at which Borrower keeps its books and records including its records concerning the Collateral. Borrower will notify Lender prior to any change in the location of Borrower's principal office address or any change in Borrower's name. Borrower shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to Borrower and Borrower's business activities.

Assumed Business Names. Borrower has filed or recorded all documents or filings required by law relating to all assumed business names used by Borrower. Excluding the name of Borrower, the following is a complete list of all assumed business names under which Borrower does business: **None.**

Authorization. Borrower's execution, delivery, and performance of this Agreement and all the Related Documents have been duly authorized by all necessary action by Borrower and do not conflict with, result in a violation of, or constitute a default under (1) any provision of (a) Borrower's articles or agreements of partnership, or (b) any agreement or other instrument binding upon Borrower or (2) any law, governmental regulation, court decree, or order applicable to Borrower or to Borrower's properties.

Financial Information. Each of Borrower's financial statements supplied to Lender truly and completely disclosed Borrower's financial condition as of the date of the statement, and there has been no material adverse change in Borrower's financial condition subsequent to the date of the most recent financial statement supplied to Lender. Borrower has no material contingent obligations except as disclosed in such financial statements.

Legal Effect. This Agreement constitutes, and any instrument or agreement Borrower is required to give under this Agreement when delivered will constitute legal, valid, and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.

Properties. Except as contemplated by this Agreement or as previously disclosed in Borrower's financial statements or in writing to Lender and as accepted by Lender, and except for property tax liens for taxes not presently due and payable, Borrower owns and has good title to all of Borrower's properties free and clear of all Security Interests, and has not executed any security documents or financing statements relating to such properties. All of Borrower's properties are titled in Borrower's legal name, and Borrower has not used or filed a financing statement under any other name for at least the last five (5) years.

Hazardous Substances. Except as disclosed to and acknowledged by Lender in writing, Borrower represents and warrants that: (1) During the period of Borrower's ownership of the Collateral, there has been no use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance by any person on, under, about or from any of the Collateral. (2) Borrower has no knowledge of, or reason to believe that there has been (a) any breach or violation of any Environmental Laws; (b) any use, generation, manufacture, storage, treatment, disposal, release or threatened release of any Hazardous Substance on, under, about or from the Collateral by any prior owners or occupants of any of the Collateral; or (c) any actual or threatened litigation or claims of any kind by any person relating to such matters. (3) Neither Borrower nor any tenant, contractor, agent or other authorized user of any of the Collateral shall use, generate, manufacture, store, treat, dispose of or release any Hazardous Substance on, under, about or from any of the Collateral; and any such activity shall be conducted in compliance with all applicable federal, state, and local laws, regulations, and ordinances, including without limitation all Environmental Laws. Borrower authorizes Lender and its agents to enter upon the Collateral to make such inspections and tests as Lender may deem appropriate to determine compliance of the Collateral with this section of the Agreement. Any inspections or tests made by Lender shall be at Borrower's expense and for Lender's purposes only and shall not be construed to create any responsibility or liability on the part of Lender to Borrower or to any other person. The representations and warranties contained herein are based on Borrower's due diligence in investigating the Collateral for hazardous waste and Hazardous Substances. Borrower hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Borrower becomes liable for cleanup or other costs under any such laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims, losses, liabilities, damages, penalties, and expenses which Lender may directly or indirectly sustain or suffer resulting from a breach of this section of the Agreement or as a consequence of any use, generation, manufacture, storage, disposal, release or threatened release of a hazardous waste or substance on the Collateral. The provisions of this section of the Agreement, including the obligation to indemnify, shall survive the payment of the Indebtedness and the termination, expiration or satisfaction of this Agreement and shall not be affected by Lender's acquisition of any interest in any of the Collateral, whether by foreclosure or otherwise.

Litigation and Claims. No litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may materially adversely affect Borrower's financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by Lender in writing.

Taxes. To the best of Borrower's knowledge, all of Borrower's tax returns and reports that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being or to be contested by Borrower in good faith in the ordinary course of business and for which adequate reserves have been provided.

Lien Priority. Unless otherwise previously disclosed to Lender in writing, Borrower has not entered into or granted any Security Agreements, or permitted the filing or attachment of any Security Interests on or affecting any of the Collateral directly or indirectly securing repayment of Borrower's Loan and Note, that would be prior or that may in any way be superior to Lender's Security Interests and rights in and to such Collateral.

Binding Effect. This Agreement, the Note, all Security Agreements (if any), and all Related Documents are binding upon the signers thereof, as well as upon their successors, representatives and assigns, and are legally enforceable in accordance with their respective terms.

AFFIRMATIVE COVENANTS. Borrower covenants and agrees with Lender that, so long as this Agreement remains in effect, Borrower will:

Notices of Claims and Litigation. Promptly inform Lender in writing of (1) all material adverse changes in Borrower's financial condition, and (2) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower or any Guarantor which could materially affect the financial condition of Borrower or the financial condition of any Guarantor.

Financial Records. Maintain its books and records in accordance with GAAP, applied on a consistent basis, and permit Lender to examine and audit Borrower's books and records at all reasonable times.

Financial Statements. Furnish Lender with the following:

Tax Returns. As soon as available, but in no event later than ninety (90) days after the applicable filing date for the tax reporting period ended, Federal and other governmental tax returns, prepared by a certified public accountant satisfactory to Lender.

All financial reports required to be provided under this Agreement shall be prepared in accordance with GAAP, applied on a consistent basis, and certified by Borrower as being true and correct.

Additional Information. Furnish such additional information and statements, as Lender may request from time to time.

Insurance. Maintain fire and other risk insurance, public liability insurance, and such other insurance as Lender may require with respect to Borrower's properties and operations, in form, amounts, coverages and with insurance companies acceptable to Lender. Borrower, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least fifteen (15) days prior written notice to Lender. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Borrower or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest for the Loans, Borrower will provide Lender with such lender's loss payable or other endorsements as Lender may require.

Insurance Reports. Furnish to Lender, upon request of Lender, reports on each existing insurance policy showing such information as Lender may reasonably request, including without limitation the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the properties insured; (5) the then current property values on the basis of which insurance has been obtained, and the manner of determining those values; and (6) the expiration date of the policy. In addition, upon request of Lender (however not more often than annually), Borrower will have an independent appraiser satisfactory to Lender determine, as applicable, the actual cash value or replacement cost of any Collateral. The cost of such appraisal shall be paid by Borrower.

Guaranties. Prior to disbursement of any Loan proceeds, furnish executed guaranties of the Loans in favor of Lender, executed by the guarantor named below, on Lender's forms, and in the amount and under the conditions set forth in those guaranties.

Name of Guarantor	Amount
"Ride The Wave" Indy Baseball, LLC	Unlimited

Other Agreements. Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lender immediately in writing of any default in connection with any other such agreements.

Loan Proceeds. Use all Loan proceeds solely for Borrower's business operations, unless specifically consented to the contrary by Lender in writing.

Taxes, Charges and Liens. Pay and discharge when due all of its indebtedness and obligations, including without limitation all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits.

Performance. Perform and comply, in a timely manner, with all terms, conditions, and provisions set forth in this Agreement, in the Related Documents, and in all other instruments and agreements between Borrower and Lender. Borrower shall notify Lender immediately in writing of any default in connection with any agreement.

Operations. Maintain executive and management personnel with substantially the same qualifications and experience as the present executive and management personnel; provide written notice to Lender of any change in executive and management personnel; conduct its business affairs in a reasonable and prudent manner.

Environmental Studies. Promptly conduct and complete, at Borrower's expense, all such investigations, studies, samplings and testings as may be requested by Lender or any governmental authority relative to any substance, or any waste or by-product of any substance defined as toxic or a hazardous substance under applicable federal, state, or local law, rule, regulation, order or directive, at or affecting any property or any facility owned, leased or used by Borrower.

Compliance with Governmental Requirements. Comply with all laws, ordinances, and regulations, now or hereafter in effect, of all governmental authorities applicable to the conduct of Borrower's properties, businesses and operations, and to the use or occupancy of the Collateral, including without limitation, the Americans With Disabilities Act. Borrower may contest in good faith any such law, ordinance, or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Borrower has notified Lender in writing prior to doing so and so long as, in Lender's sole opinion, Lender's interests in the Collateral are not jeopardized. Lender may require Borrower to post adequate security or a surety bond, reasonably satisfactory to Lender, to protect Lender's interest.

Inspection. Permit employees or agents of Lender at any reasonable time to inspect any and all Collateral for the Loan or Loans and Borrower's other properties and to examine or audit Borrower's books, accounts, and records and to make copies and memoranda of Borrower's books, accounts, and records. If Borrower now or at any time hereafter maintains any records (including without limitation computer generated records and computer software programs for the generation of such records) in the possession of a third party, Borrower, upon request of Lender, shall notify such party to permit Lender free access to such records at all reasonable times and to provide Lender with copies of any records it may request, all at Borrower's expense.

Environmental Compliance and Reports. Borrower shall comply in all respects with any and all Environmental Laws; not cause or permit to exist, as a result of an intentional or unintentional action or omission on Borrower's part or on the part of any third party, on property owned and/or occupied by Borrower, any environmental activity where damage may result to the environment, unless such environmental activity is pursuant to and in compliance with the conditions of a permit issued by the appropriate federal, state or local governmental authorities; shall furnish to Lender promptly and in any event within thirty (30) days after receipt thereof a copy of any notice, summons, lien, citation, directive, letter or other communication from any governmental agency or instrumentality concerning any intentional or unintentional action or omission on Borrower's part in connection with any environmental activity whether or not there is damage to the environment and/or other natural resources.

Additional Assurances. Make, execute and deliver to Lender such promissory notes, mortgages, deeds of trust, security agreements, assignments, financing statements, instruments, documents and other agreements as Lender or its attorneys may reasonably request to evidence and secure the Loans and to perfect all Security Interests.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Borrower fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Borrower's failure to discharge or pay when due any amounts Borrower is required to discharge or pay under this Agreement or any Related Documents, Lender on Borrower's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on any Collateral and paying all costs for insuring, maintaining and preserving any Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Borrower. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity.

NEGATIVE COVENANTS. Borrower covenants and agrees with Lender that while this Agreement is in effect, Borrower shall not, without the prior written consent of Lender:

Indebtedness and Liens. (1) Except for trade debt incurred in the normal course of business and indebtedness to Lender contemplated by this Agreement, create, incur or assume indebtedness for borrowed money, including capital leases, (2) sell, transfer, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of Borrower's assets (except as allowed as Permitted Liens), or (3) sell with recourse any of Borrower's accounts, except to Lender.

Continuity of Operations. (1) Engage in any business activities substantially different than those in which Borrower is presently engaged, (2) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change its name, dissolve or transfer or sell Collateral out of the ordinary course of business, or (3) make any distribution with respect to any capital account, whether by reduction of capital or otherwise.

Loans, Acquisitions and Guaranties. (1) Loan, invest in or advance money or assets to any other person, enterprise or entity, (2) purchase, create or acquire any interest in any other enterprise or entity, or (3) incur any obligation as surety or guarantor other than in the ordinary course of business.

Agreements. Borrower will not enter into any agreement containing any provisions which would be violated or breached by the performance of Borrower's obligations under this Agreement or in connection herewith.

CESSATION OF ADVANCES. If Lender has made any commitment to make any Loan to Borrower, whether under this Agreement or under any other agreement, Lender shall have no obligation to make Loan Advances or to disburse Loan proceeds if: (A) Borrower or any Guarantor is in default under the terms of this Agreement or any of the Related Documents or any other agreement that Borrower or any Guarantor has with Lender; (B) Borrower or any Guarantor dies, becomes incompetent or becomes insolvent, files a petition in bankruptcy or similar proceedings, or is adjudged a bankrupt; (C) there occurs a material adverse change in Borrower's financial condition, in the financial condition of any Guarantor, or in the value of any Collateral securing any Loan; or (D) any Guarantor seeks, claims or otherwise attempts to limit, modify or revoke such Guarantor's guaranty of the Loan or any other loan with Lender; or (E) Lender in good faith deems itself insecure, even though no Event of Default shall have occurred.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Borrower fails to make any payment when due under the Loan.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's or any Grantor's property or Borrower's or any Grantor's ability to repay the Loans or perform their respective obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution or termination of Borrower's existence as a going business or the death of any partner, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the Loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Events Affecting General Partner of Borrower. Any of the preceding events occurs with respect to any general partner of Borrower or any general partner dies or becomes incompetent.

Change in Ownership. The resignation or expulsion of any general partner with an ownership interest of twenty-five percent (25%) or more in Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the Loan is impaired.

Insecurity. Lender in good faith believes itself insecure.

EFFECT OF AN EVENT OF DEFAULT. If any Event of Default shall occur, except where otherwise provided in this Agreement or the Related Documents, all commitments and obligations of Lender under this Agreement or the Related Documents or any other agreement immediately will terminate (including any obligation to make further Loan Advances or disbursements), and, at Lender's option, all Indebtedness immediately will become due and payable, all without notice of any kind to Borrower, except that in the case of an Event of Default of the type described in the "Insolvency" subsection above, such acceleration shall be automatic and not optional. In addition, Lender shall have all the rights and remedies provided in the Related Documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower or of any Grantor shall not affect Lender's right to declare a default and to exercise its rights and remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Borrower agrees to pay upon demand all of Lender's costs and expenses, including Lender's reasonable attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Borrower shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Borrower also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Consent to Loan Participation. Borrower agrees and consents to Lender's sale or transfer, whether now or later, of one or more participation interests in the Loan to one or more purchasers, whether related or unrelated to Lender. Lender may provide, without any limitation whatsoever, to any one or more purchasers, or potential purchasers, any information or knowledge Lender may have about Borrower or about any other matter relating to the Loan, and Borrower hereby waives any rights to privacy Borrower may have with respect to such matters. Borrower additionally waives any and all notices of sale of participation interests, as well as all notices of any repurchase of such participation interests. Borrower also agrees that the purchasers of any such participation interests will be considered as the absolute owners of such interests in the Loan and will have all the rights granted under the participation agreement or agreements governing the sale of such participation interests. Borrower further waives all rights of offset or counterclaim that it may have now or later against Lender or against any purchaser of such a participation interest and unconditionally agrees that either Lender or such purchaser may enforce Borrower's obligation under the Loan irrespective of the failure or insolvency of any holder of any interest in the Loan. Borrower further agrees that the purchaser of any such participation interests may enforce its interests irrespective of any personal claims or defenses that Borrower may have against Lender.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Borrower, or between Lender and any Grantor, shall constitute a waiver of any of Lender's rights or of any of Borrower's or any Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Borrower agrees to keep Lender informed at all times of Borrower's current address. Unless otherwise provided or required by law, if there is more than one Borrower, any notice given by Lender to any Borrower is deemed to be notice given to all Borrowers.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Subsidiaries and Affiliates of Borrower. To the extent the context of any provisions of this Agreement makes it appropriate, including without limitation any representation, warranty or covenant, the word "Borrower" as used in this Agreement shall include all of Borrower's subsidiaries and affiliates. Notwithstanding the foregoing however, under no circumstances shall this Agreement be construed to require Lender to make any Loan or other financial accommodation to any of Borrower's subsidiaries or affiliates.

Successors and Assigns. All covenants and agreements by or on behalf of Borrower contained in this Agreement or any Related Documents shall bind Borrower's successors and assigns and shall inure to the benefit of Lender and its successors and assigns. Borrower shall not, however, have the right to assign Borrower's rights under this Agreement or any interest therein, without the prior written consent of Lender.

Survival of Representations and Warranties. Borrower understands and agrees that in making the Loan, Lender is relying on all representations, warranties, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lender under this Agreement or the Related Documents. Borrower further agrees that regardless of any investigation made by Lender, all such representations, warranties and covenants will survive the making of the Loan and delivery to Lender of the Related Documents, shall be continuing in nature, and shall remain in full force and effect until such time as Borrower's Indebtedness shall be paid in full, or until this Agreement shall be terminated in the manner provided above, whichever is the last to occur.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code. Accounting words and terms not otherwise defined in this Agreement shall have the meanings assigned to them in accordance with generally accepted accounting principles as in effect on the date of this Agreement:

Advance. The word "Advance" means a disbursement of Loan funds made, or to be made, to Borrower or on Borrower's behalf on a line of credit or multiple advance basis under the terms and conditions of this Agreement.

Agreement. The word "Agreement" means this Business Loan Agreement, as this Business Loan Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Business Loan Agreement from time to time.

Borrower. The word "Borrower" means Baseball Heroes Of Oakland County Limited Partnership and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Collateral. The word "Collateral" means all property and assets granted as collateral security for a Loan, whether real or personal property, whether granted directly or indirectly, whether granted now or in the future, and whether granted in the form of a security interest, mortgage, collateral mortgage, deed of trust, assignment, pledge, crop pledge, chattel mortgage, collateral chattel mortgage, chattel trust, factor's lien, equipment trust, conditional sale, trust receipt, lien, charge, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract, or otherwise.

Environmental Laws. The words "Environmental Laws" mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto.

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

GAAP. The word "GAAP" means generally accepted accounting principles.

Grantor. The word "Grantor" means each and all of the persons or entities granting a Security Interest in any Collateral for the Loan, including without limitation all Borrowers granting such a Security Interest.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Loan.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Hazardous Substances. The words "Hazardous Substances" mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words "Hazardous Substances" are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term "Hazardous Substances" also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents.

Lender. The word "Lender" means Clarkston State Bank, its successors and assigns.

Loan. The word "Loan" means any and all loans and financial accommodations from Lender to Borrower whether now or hereafter existing, and however evidenced, including without limitation those loans and financial accommodations described herein or described on any exhibit or schedule attached to this Agreement from time to time.

Note. The word "Note" means the Note executed by Baseball Heroes Of Oakland County Limited Partnership in the principal amount of

$29,400.00 dated May 12, 2008, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Permitted Liens. The words "Permitted Liens" mean (1) liens and security interests securing Indebtedness owed by Borrower to Lender; (2) liens for taxes, assessments, or similar charges either not yet due or being contested in good faith; (3) liens of materialmen, mechanics, warehousemen, or carriers, or other like liens arising in the ordinary course of business and securing obligations which are not yet delinquent; (4) purchase money liens or purchase money security interests upon or in any property acquired or held by Borrower in the ordinary course of business to secure indebtedness outstanding on the date of this Agreement or permitted to be incurred under the paragraph of this Agreement titled "Indebtedness and Liens"; (5) liens and security interests which, as of the date of this Agreement, have been disclosed to and approved by the Lender in writing; and (6) those liens and security interests which in the aggregate constitute an immaterial and insignificant monetary amount with respect to the net value of Borrower's assets.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Loan.

Security Agreement. The words "Security Agreement" mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract, or otherwise, evidencing, governing, representing, or creating a Security Interest.

Security Interest. The words "Security Interest" mean, without limitation, any and all types of collateral security, present and future, whether in the form of a lien, charge, encumbrance, mortgage, deed of trust, security deed, assignment, pledge, crop pledge, chattel mortgage, collateral chattel mortgage, chattel trust, factor's lien, equipment trust, conditional sale, trust receipt, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever whether created by law, contract, or otherwise.

BORROWER ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS BUSINESS LOAN AGREEMENT AND BORROWER AGREES TO ITS TERMS. THIS BUSINESS LOAN AGREEMENT IS DATED MAY 12, 2008.

BORROWER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

"RIDE THE WAVE" INDY BASEBALL, LLC, **General Partner of Baseball Heroes Of Oakland County Limited Partnership**

By: ______________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

LENDER:

CLARKSTON STATE BANK

By: ______________________
Nichole L. Smith, Assistant Vice President, Commercial Loa

LIMITED LIABILITY COMPANY RESOLUTION TO GRANT COLLATERAL / GUARANTEE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Baseball Heroes Of Oakland County Limited Partnership, 315-130 North Telegraph Road, Waterford, MI 48328

Lender: Clarkston State Bank, Commercial Loans, 15 S Main Street, Clarkston, MI 48346

Company: "Ride The Wave" Indy Baseball, LLC, 315-130 North Telegraph Rd., Waterford, MI 48328

I, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

THE COMPANY'S EXISTENCE. The complete and correct name of the Company is "Ride The Wave" Indy Baseball, LLC ("Company"). The Company is a limited liability company which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Michigan. The Company is duly authorized to transact business in all other states in which the Company is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Company is doing business. Specifically, the Company is, and at all times shall be, duly qualified as a foreign limited liability company in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Company has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Company maintains an office at 315-130 North Telegraph Rd., Waterford, MI 48328. Unless the Company has designated otherwise in writing, the principal office is the office at which the Company keeps its books and records. The Company will notify Lender prior to any change in the location of The Company's state of organization or any change in The Company's name. The Company shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Company and The Company's business activities. 05/13/08

RESOLUTIONS ADOPTED. At a meeting of the members of the Company, duly called and held on **May 12, 2008**, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted.

MANAGER. The following named person is a manager of "Ride The Wave" Indy Baseball, LLC:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
Robert A. Hilliard	Manager	Y	X [signature]

ACTIONS AUTHORIZED. The authorized person listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Company. Specifically, but without limitation, the authorized person is authorized, empowered, and directed to do the following for and on behalf of the Company:

Guaranty. To guarantee or act as surety for loans or other financial accommodations to Borrower from Lender on such guarantee or surety terms as may be agreed upon between the manager of the Company and Lender and in such sum or sums of money as in his or her judgment should be guaranteed or assured, (the "Guaranty").

Grant Security. To mortgage, pledge, transfer, endorse, hypothecate, or otherwise encumber and deliver to Lender any property now or hereafter belonging to the Company or in which the Company now or hereafter may have an interest, including without limitation all of the Company's real property and all of the Company's personal property (tangible or intangible), as security for the Guaranty, and as a security for the payment of any loans, any promissory notes, or any other or further indebtedness of Baseball Heroes Of Oakland County Limited Partnership to Lender at any time owing, however the same may be evidenced. Such property may be mortgaged, pledged, transferred, endorsed, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, transferred, endorsed, hypothecated or encumbered. The provisions of this Resolution authorizing or relating to the pledge, mortgage, transfer, endorsement, hypothecation, granting of a security interest in, or in any way encumbering, the assets of the Company shall include, without limitation, doing so in order to lend collateral security for the indebtedness, now or hereafter existing, and of any nature whatsoever, of Baseball Heroes Of Oakland County Limited Partnership to Lender.

Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances.

Further Acts. To do and perform such other acts and things and to execute and deliver such other documents and agreements, **including agreements waiving the right to a trial by jury,** as the manager may in his or her discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution.

ASSUMED BUSINESS NAMES. The Company has filed or recorded all documents or filings required by law relating to all assumed business names used by the Company. Excluding the name of the Company, the following is a complete list of all assumed business names under which the Company does business: **None.**

NOTICES TO LENDER. The Company will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Company's name; (B) change in the Company's assumed business name(s); (C) change in the management or in the Managers of the Company; (D) change in the authorized signer(s); (E) change in the Company's principal office address; (F) change in the Company's state of organization; (G) conversion of the Company to a new or different type of business entity; or (H) change in any other aspect of the Company that directly or indirectly relates to any agreements between the Company and Lender. No change in the Company's name or state of organization will take effect until after Lender has received notice.

CERTIFICATION CONCERNING MANAGERS AND RESOLUTIONS. The manager named above is duly elected, appointed, or employed by or for the Company, as the case may be, and occupies the position set opposite his or her respective name. This Resolution now stands of record on the books of the Company, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Company's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and attest that the signature set opposite the name listed above is his or her genuine signature.

I have read all the provisions of this Resolution, and I personally and on behalf of the Company certify that all statements and representations made in this Resolution are true and correct. This Limited Liability Company Resolution to Grant Collateral / Guarantee is dated May 12, 2008. 05/13/08

CERTIFIED TO AND ATTESTED BY:

X [signature]

Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

NOTE: If the manager signing this Resolution is designated by the foregoing document as one of the managers authorized to act on the Company's behalf, it is advisable to have this Resolution

COPY

COMMERCIAL GUARANTY

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
				4A / 421		NLS	NLS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

Guarantor: "Ride The Wave" Indy Baseball, LLC
315-130 North Telegraph Rd.
Waterford, MI 48328

CONTINUING GUARANTEE OF PAYMENT AND PERFORMANCE. For good and valuable consideration, Guarantor absolutely and unconditionally guarantees full and punctual payment and satisfaction of the Indebtedness of Borrower to Lender, and the performance and discharge of all Borrower's obligations under the Note and the Related Documents. This is a guaranty of payment and performance and not of collection, so Lender can enforce this Guaranty against Guarantor even when Lender has not exhausted Lender's remedies against anyone else obligated to pay the Indebtedness or against any collateral securing the Indebtedness, this Guaranty or any other guaranty of the Indebtedness. Guarantor will make any payments to Lender or its order, on demand, in legal tender of the United States of America, in same-day funds, without set-off or deduction or counterclaim, and will otherwise perform Borrower's obligations under the Note and Related Documents. Under this Guaranty, Guarantor's liability is unlimited and Guarantor's obligations are continuing.

INDEBTEDNESS. The word "Indebtedness" as used in this Guaranty means all of the principal amount outstanding from time to time and at any one or more times, accrued unpaid interest thereon and all collection costs and legal expenses related thereto permitted by law, reasonable attorneys' fees, arising from any and all debts, liabilities and obligations of every nature or form, now existing or hereafter arising or acquired, that Borrower individually or collectively or interchangeably with others, owes or will owe Lender. "Indebtedness" includes, without limitation, loans, advances, debts, overdraft indebtedness, credit card indebtedness, lease obligations, liabilities and obligations under any interest rate protection agreements or foreign currency exchange agreements or commodity price protection agreements, other obligations, and liabilities of Borrower, and any present or future judgments against Borrower, future advances, loans or transactions that renew, extend, modify, refinance, consolidate or substitute these debts, liabilities and obligations whether: voluntarily or involuntarily incurred; due or to become due by their terms or acceleration; absolute or contingent; liquidated or unliquidated; determined or undetermined; direct or indirect; primary or secondary in nature or arising from a guaranty or surety; secured or unsecured; joint or several or joint and several; evidenced by a negotiable or non-negotiable instrument or writing; originated by Lender or another or others; barred or unenforceable against Borrower for any reason whatsoever; for any transactions that may be voidable for any reason (such as infancy, insanity, ultra vires or otherwise); and originated then reduced or extinguished and then afterwards increased or reinstated.

If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, Lender's rights under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. Guarantor's liability will be Guarantor's aggregate liability under the terms of this Guaranty and any such other unterminated guaranties.

CONTINUING GUARANTY. THIS IS A "CONTINUING GUARANTY" UNDER WHICH GUARANTOR AGREES TO GUARANTEE THE FULL AND PUNCTUAL PAYMENT, PERFORMANCE AND SATISFACTION OF THE INDEBTEDNESS OF BORROWER TO LENDER, NOW EXISTING OR HEREAFTER ARISING OR ACQUIRED, ON AN OPEN AND CONTINUING BASIS. ACCORDINGLY, ANY PAYMENTS MADE ON THE INDEBTEDNESS WILL NOT DISCHARGE OR DIMINISH GUARANTOR'S OBLIGATIONS AND LIABILITY UNDER THIS GUARANTY FOR ANY REMAINING AND SUCCEEDING INDEBTEDNESS EVEN WHEN ALL OR PART OF THE OUTSTANDING INDEBTEDNESS MAY BE A ZERO BALANCE FROM TIME TO TIME.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all the Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all of Guarantor's other obligations under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be mailed to Lender, by certified mail, at Lender's address listed above or such other place as Lender may designate in writing. Written revocation of this Guaranty will apply only to advances or new Indebtedness created after actual receipt by Lender of Guarantor's written revocation. For this purpose and without limitation, the term "new Indebtedness" does not include the Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. This Guaranty will continue to bind Guarantor for all the Indebtedness incurred by Borrower or committed by Lender prior to receipt of Guarantor's written notice of revocation, including any extensions, renewals, substitutions or modifications of the Indebtedness. All renewals, extensions, substitutions, and modifications of the Indebtedness granted after Guarantor's revocation, are contemplated under this Guaranty and, specifically will not be considered to be new Indebtedness. This Guaranty shall bind Guarantor's estate as to the Indebtedness created both before and after Guarantor's death or incapacity, regardless of Lender's actual notice of Guarantor's death. Subject to the foregoing, Guarantor's executor or administrator or other legal representative may terminate this Guaranty in the same manner in which Guarantor might have terminated it and with the same effect. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation Lender receives from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. **It is anticipated that fluctuations may occur in the aggregate amount of the Indebtedness covered by this Guaranty, and Guarantor specifically acknowledges and agrees that reductions in the amount of the Indebtedness, even to zero dollars ($0.00), prior to Guarantor's written revocation of this Guaranty shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor's heirs, successors and assigns so long as any of the Indebtedness remains unpaid and even though the Indebtedness may from time to time be zero dollars ($0.00).**

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, **without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time:** (A) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (B) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (C) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (D) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (E) to determine how, when and what application of payments and credits shall be made on the Indebtedness; (F) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (G) to sell, transfer, assign or grant participations in all or any part of the Indebtedness; and (H) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (A) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (B) this Guaranty is executed at Borrower's request and not at the request of Lender; (C) Guarantor has full power, right and authority to enter into this Guaranty; (D) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor; (E) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (F) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present Guarantor's financial condition as of the dates the financial information is provided; (G) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (H) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (I) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; and (J) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S FINANCIAL STATEMENTS. Guarantor agrees to furnish Lender with the following:

Tax Returns. As soon as available, but in no event later than ninety (90) days after the applicable filing date for the tax reporting period ended, Federal and other governmental tax returns, prepared by a certified public accountant satisfactory to Lender.

All financial reports required to be provided under this Guaranty shall be prepared in accordance with GAAP, applied on a consistent basis, and certified by Guarantor as being true and correct.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right to require Lender (A) to continue lending money or to extend other credit to Borrower; (B) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the Indebtedness or of any nonpayment related to any collateral, or notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the Indebtedness or in connection with the creation of new or additional loans or obligations; (C) to resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor; (D) to proceed directly against or exhaust any collateral held by Lender from Borrower, any other guarantor, or any other person; (E) to give notice of the terms, time, and place of any public or private sale of personal property security held by Lender from Borrower or to comply with any other applicable provisions of the Uniform Commercial Code; (F) to pursue any other remedy within Lender's power; or (G) to commit any act or omission of any kind, or at any time, with respect to any matter whatsoever.

Guarantor also waives any and all rights or defenses based on suretyship or impairment of collateral including, but not limited to, any rights or defenses arising by reason of (A) any "one action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (B) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness; (C) any disability or other defense of Borrower, of any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender, of the Indebtedness; (D) any right to claim discharge of the Indebtedness on the basis of unjustified impairment of any collateral for the Indebtedness; (E) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced, there is outstanding Indebtedness which is not barred by any applicable statute of limitations; or (F) any defenses given to guarantors at law or in equity other than actual payment and performance of the Indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the Indebtedness shall be considered unpaid for the purpose of the enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deductions to the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter demand, recoupment or similar right, whether such claim, demand or right may be asserted by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Guarantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Guarantor holds jointly with someone else and all accounts Guarantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Guarantor authorizes Lender, to the extent permitted by applicable law, to hold these funds if there is a default, and Lender may apply the funds in these accounts to pay what Guarantor owes under the terms of this Guaranty.

SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the Indebtedness, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender is hereby authorized, in the name of Guarantor, from time to time to file financing statements and continuation statements and to execute documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

Amendments. This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Guarantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's reasonable attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Guaranty. Lender may hire or pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty.

Integration. Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty; Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor's intentions and parol evidence is not required to interpret the terms of this Guaranty. Guarantor hereby indemnifies and holds Lender harmless from all losses, claims, damages, and costs (including Lender's attorneys' fees) suffered or incurred by Lender as a result of any breach by Guarantor of the warranties, representations and agreements of this paragraph.

Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor," "Borrower," and "Lender" include the heirs, successors, assigns, and transferees of each of them. If a court finds that any provision of this Guaranty is not valid or should not be enforced, that fact by itself will not mean that the rest of this Guaranty will not be valid or enforced. Therefore, a court will enforce the rest of the provisions of this Guaranty even if a provision of this Guaranty may be found to be invalid or unenforceable. If any one or more of Borrower or Guarantor are corporations, partnerships, limited liability companies, or similar entities, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, managers, or other agents acting or purporting to act on their behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

Notices. Any notice required to be given under this Guaranty shall be given in writing, and, except for revocation notices by Guarantor, shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Guaranty. All revocation notices by Guarantor shall be in writing and shall be effective upon delivery to Lender as provided in the section of this Guaranty entitled "DURATION OF GUARANTY." Any party may change its address for notices under this Guaranty by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address. Unless otherwise provided or required by law, if there is more than one Guarantor, any notice given by Lender to any Guarantor is deemed to be notice given to all Guarantors.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Successors and Assigns. Subject to any limitations stated in this Guaranty on transfer of Guarantor's interest, this Guaranty shall be binding upon and inure to the benefit of the parties, their successors and assigns.

Waive Jury. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Guaranty. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Guaranty shall have the meanings attributed to such terms in the Uniform Commercial Code:

Borrower. The word "Borrower" means Baseball Heroes Of Oakland County Limited Partnership and includes all co-signers and co-makers signing the Note and all their successors and assigns.

GAAP. The word "GAAP" means generally accepted accounting principles.

Guarantor. The word "Guarantor" means everyone signing this Guaranty, including without limitation "Ride The Wave" Indy Baseball, LLC, and in each case, any signer's successors and assigns.

Guaranty. The word "Guaranty" means this guaranty from Guarantor to Lender.

Indebtedness. The word "Indebtedness" means Borrower's indebtedness to Lender as more particularly described in this Guaranty.

Lender. The word "Lender" means Clarkston State Bank, its successors and assigns.

Note. The word "Note" means and includes without limitation all of Borrower's promissory notes and/or credit agreements evidencing Borrower's loan obligations in favor of Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of and substitutions for promissory notes or credit agreements.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

EACH UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, EACH GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY". NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS DATED MAY 13, 2008. 05/13/08

GUARANTOR:

"RIDE THE WAVE" INDY BASEBALL, LLC

By: [signature]
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

LIMITED LIABILITY COMPANY ACKNOWLEDGMENT

STATE OF Michigan)
) SS
COUNTY OF Oakland)

On this 13th day of May, 2008, before me, the undersigned Notary Public, personally appeared **Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC**, and known to me to be a member or designated agent of the limited liability company that executed the Commercial Guaranty and acknowledged the Guaranty to be the free and voluntary act and deed of the limited liability company, by authority of statute, its articles of organization or its operating agreement, for the uses and purposes therein mentioned, and on oath stated that he or she is authorized to execute this Guaranty and in fact executed the Guaranty on behalf of the limited liability company.

By Cynthia Ann Searle My commission expires 7-27-2013

Notary Public, State of Michigan, County of Oakland

Acting in the County of Oakland

CYNTHIA ANN SEARLE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jul. 27, 2013
Acting in the County of Oakland

General Authorization and Disclosure

I/We have applied for a loan from Clarkston State Bank. In applying for the loan, I/We have completed a loan application containing various information on the purpose of the loans, the amount of the loan, employment, income information, and asset and liability information. I/We certify that all of the information is true and complete. I/We made no misrepresentation in the loan application or other documents, nor did I/We omit any pertinent information.

I/We understand and agree that Clarkston State bank, its successors and/or assigns reserves the right to verify information provided on the application with the employer and/or the financial institution. I/We fully understand that it is a federal crime punishable by fine and/or imprisonment to knowingly make any false statements when applying for a loan.

COPY

Authorization to Release Information

I/We have applied for a loan with Clarkston State Bank, and as a part of the application process, Clarkston State Bank, its successors and/or assigns, may verify information contained in my/our loan application and in other documents required in connection with the loan, either before the loan is closed or as part of its quality control program. This authorization will be valid for as long as the loan remains in place.

I/We authorize you to provide Clarkston State Bank, its successors and/or assigns, any and all information and documentation that they request. Such information includes, but is not limited to: employment verification, deposit account verification, credit history, and tax return information. Clarkston State Bank, its successors and/or assigns, may address this authorization to any party named in the loan application.

Privacy Policy Notice

Protecting your privacy is important to Clarkston State Bank and its employees. We want you to understand what information we collect and how we use it. In order to provide our customers with a broad range of financial products and services as effectively and conveniently as possible, we use technology to manage and maintain customer information. The following policy serves as a standard for all Clarkston State Bank employees for collection, use, retention and security of non-public personal information.

Information We Collect

We may collect "nonpublic personal information" about you from the following sources:

- Information we receive from you on applications or other loan and account forms;
- Information about your transactions with us or others who communicate with us; and
- Information we receive from third parties such as credit bureaus.

"Nonpublic personal information" is private information about you that we obtain in connection with providing a financial product or service to you and or your family. For example, nonpublic personal information includes information regarding your account balances, payment history, and overdraft history.

Information We Disclose

We are permitted under law to disclose nonpublic personal information about you to other third parties under certain circumstances. For example, we may disclose nonpublic personal information about you to third parties who assist us in servicing your loan or deposit account with us, examples of those who assist us includes check printing companies, ATM and Debit Card production companies, Correspondent Banks for check clearing purposes, a check imaging company so we have a permanent record of all checks written or deposited to your account, our data processing service provider and our audit company, to government entities in response to regulatory requirements, subpoenas, and to credit bureaus. The foregoing list was not intended to be all-inclusive, but is merely a sample of the types of service companies with whom we share information to better serve your financial needs. We do not disclose nonpublic personal information about you to anyone, except as permitted by law.

If you decide to close your account(s) or become an inactive customer, we will continue to adhere to the privacy policies and practices described in this notice. With regard to closed accounts, we maintain our records on the account for *seven years* (except loans which are retained for two years), which *provides for our compliance* with all legal and regulatory reporting requirements.

Our Security Procedures

We also take steps to safeguard customer information. We restrict access to your personal and account information to those employees who need to know that information to provide products or services to you and your family. Employees who violate these standards are subject to disciplinary actions. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard all nonpublic personal information. You can assist in maintaining your privacy by taking steps to guard your private non-public financial information from those that call or ask you for such information at stores, over the Internet or by phone. As partners in the privacy process, we can assure that the safety and security of your private financial information is of the highest concern to us and we appreciate your assistance and confidence

Customer Identification Notice

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means to you: When you apply for a loan, we will ask for your full name (including middle initial), address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

By executing this form you acknowledge that you are required to provide documentation acceptable to Clarkston State Bank to enable us to verify your identity, comply with the provisions of the Bank Secrecy Act, as amended by the USA Patriot Act, and complete the processing of your loan application and that I/We agree to provide the identifying documents requested.

The undersigned certify that they have reviewed the contents of this disclosure and agree to all the terms set forth in this document.

X [signature]
Signature Robert A. Hilliard

[redacted] 11-03-52
Social Security Number Date of Birth

[redacted] 11-03-2010
Identification Number Exp Date

Identification Type: [✓] Drivers License [ ] State ID [ ] Passport

Verified By: [signature]
Loan Officer / Closing Agent

X ______
Signature

______ ______
Social Security Number Date of Birth

______ ______
Identification Number Exp Date

Identification Type: [ ] Drivers License [ ] State ID [ ] Passport

Verified By: ______
Loan Officer / Closing Agent

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$29,400.00	05-12-2008	05-12-2013	1010966	4A / 421		NLS	NLS

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Baseball Heroes Of Oakland County Limited Partnership
315-130 North Telegraph Road
Waterford, MI 48328

Lender: Clarkston State Bank
Commercial Loans
15 S Main Street
Clarkston, MI 48346

LOAN TYPE. This is a Fixed Rate (9.000%) Nondisclosable Loan to a Partnership for $29,400.00 due on May 12, 2013.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ **Personal, Family, or Household Purposes or Personal Investment.**

☒ **Business (Including Real Estate Investment).**

SPECIFIC PURPOSE. The specific purpose of this loan is: Purchase a 1994 MCI Motorcoach.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $29,400.00 as follows:

Amount paid to others on Borrower's behalf:	$29,400.00
$29,400.00 to ABC BUS, INC.	
Note Principal:	$29,400.00

CHARGES PAID IN CASH. Borrower has paid or will pay in cash, as agreed, the following charges and, if applicable, authorize Lender to pay such fees to the appropriate third parties:

Prepaid Finance Charges Paid in Cash:	$250.00
$250.00 Loan Processing Fee	
Total Charges Paid in Cash:	$250.00

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED MAY 12, 2008.

BORROWER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

"RIDE THE WAVE" INDY BASEBALL, LLC, **General Partner of Baseball Heroes Of Oakland County Limited Partnership**

By: ______________________
Robert A. Hilliard, Manager of "Ride The Wave" Indy Baseball, LLC

EXHIBIT 6.4

NON-EXCLUSIVE RECIPROCAL EASEMENT FOR SHARED PARKING, INGRESS & EGRESS, SIGNAGE AND UTILITY ACCESS AMONG COMPANY, TIMANA, LLC AND CHARTER TOWNSHIP OF WATERFORD DATED AUGUST 18, 2008, LIBER 40661 PAGE 055, OAKLAND COUNTY REGISTER OF DEEDS

185449
LIBER 40661 PAGE 55
$148.00 MISC RECORDING
$4.00 REMONUMENTATION
10/16/2008 08:40:09 A.M. RECEIPT# 87793
PAID RECORDED - OAKLAND COUNTY
RUTH JOHNSON, CLERK/REGISTER OF DEEDS

NON-EXCLUSIVE RECIPROCAL EASEMENT FOR SHARED PARKING, INGRESS & EGRESS, SIGNAGE & UTILITY ACCESS

TIMANA, LLC

"Timana"

and

BASEBALL HEROES OF OAKLAND COUNTY, LP

"Heroes"

and

CHARTER TOWNSHIP OF WATERFORD

"Township"

WATERFORD TOWNSHIP, MICHIGAN

O.K.-A.N.

P0371646
Comm'l

47/152.

TABLE OF CONTENTS

NON-EXCLUSIVE RECIPROCAL EASEMENT FOR SHARED PARKING,
INGRESS & EGRESS, SIGNAGE & UTILITY ACCESS

This Non-Exclusive Reciprocal Easement for Shared Parking Ingress & Egress, Signage & Utility Access (the "Agreement") is entered into as of this 10 day of August, 2008, between Timana, LLC (hereinafter referred to as "Timana" or "Shopping Center Parcel Owner"), of 12121 Wilshire Blvd., Suite 1400, Los Angeles, California 90025, Baseball Heroes of Oakland County, LP (hereinafter referred to as "Heroes" or "Baseball Parcel Owner") of 315-130 North Telegraph Road, Waterford, MI 48328, on the terms and conditions set forth below.

RECITALS

WHEREAS, Timana is the owner of a parcel of commercial real property ("Shopping Center Parcel"), which is described on the attached Exhibit A.

WHEREAS, Heroes is the owner of the property acquired from Timana ("Baseball Parcel"), which is described and shown on the attached Exhibit B;

WHEREAS, Heroes intends to construct a baseball stadium on the Baseball Parcel but will have insufficient parking on the Baseball Parcel to meet all of its parking needs and desires the use of additional parking on the Shopping Center Parcel in order to comply with the ordinances of the Township;

WHEREAS, Heroes has also requested, and Timana is willing to provide, an easement for the construction of a new sign on the Shopping Center Parcel along Telegraph Road;

WHEREAS, Heroes, with the consent and authorization of Timana, has requested, and the Charter Township of Waterford's ("Township") Board of Trustees has approved a Hardship Planned Unit Development for the use of the Baseball Parcel as a baseball stadium, subject to certain conditions that are set forth in the Minutes of the Township Board's meeting of November 14, 2007 attached hereto as Exhibit C (the "HPUD approval");

WHEREAS, to preserve and carry out certain objectives and conditions of the HPUD approval, to promote safe and adequate access, traffic circulation and parking resulting from, among and between the Shopping Center Parcel and Baseball Parcel, and to carry out other legitimate objectives in the interest of the health, safety, welfare and aesthetics of the area, the Township Board has required as conditions of its HPUD approval that a written agreement for shared parking, shared easements over driveways, access drives, and sidewalks, shared access to utilities located in or adjacent thereto, and maintenance of the aforementioned new sign be provided; and

WHEREAS, Heroes and Timana agree with the above objectives and conditions, and they desire to establish such an agreement in the manner set forth herein to run with the land described herein and to be binding upon the respective owners thereof, their successors and assigns. "Heroes " shall be deemed to mean the owner of the Baseball Parcel at any given time as the term Baseball Parcel is defined herein. "Timana" shall be deemed to mean the owner of the Shopping Center Parcel and the Shopping Center Parcel Baseball Common Area at any given time as the terms Shopping Center Parcel and Shopping Center Parcel Baseball Common Area are defined herein.

NOW THEREFORE, in consideration of the foregoing and the mutual grants and covenants set forth herein, it is agreed as follows:

ARTICLE I

GRANT OF BASEBALL COMMON AREA AND ACCESS EASEMENTS

The term "Shopping Center Parcel-Baseball Common Area" ("SCP-BCA") is hereby defined to mean areas within that portion of the Shopping Center Parcel described and depicted on Exhibit D attached hereto and the term "Baseball Parcel-Baseball

Common Area" ("BP-BCA") is hereby defined to mean that portion of the Baseball Parcel which does not contain the constructed baseball stadium as described and depicted on Exhibit E attached hereto which for both the SCP-BCA and BP-BCA are made available for the general use, convenience, and benefit of the parties hereto and their respective "Permittees" (as hereinafter defined), including, but not limited to:

(i) Individual parking places for passenger vehicles;

(ii) Roadways to provide vehicular access to and ingress and egress to and from and in and out of such individual parking places, the Shopping Center Parcel and Baseball Parcel, including, but not limited to, Summit Drive and East Mall Drive (the "Service Drives");

(iii) Sidewalks and walkways to provide pedestrian access to and ingress and egress to and from such individual parking places;

(iv) Curb cuts and access drives; and

(v) Landscape and planted areas.

Timana and Heroes hereby expressly grant to each other, their respective successors and assigns, for the benefit of each other, their respective successors and assigns, for the benefit of the Shopping Center Parcel and Baseball Parcel as herein described the nonexclusive right, privilege and easement to use those portions of the SCP-BCA and the BP-BCA respectively, for pedestrian and vehicular traffic and to permit their respective officers, employees, agents, customers, tenants, contractors, business visitors, business guests, licensees and invitees (collectively, the "Permittees") to use the same in common with all the parties hereto, their respective successors and assigns, and all persons claiming by or through them, for parking purposes and for the purpose of ingress to and egress from and passage to and from the Shopping Center Parcel, SCP-BCA, BP-BCA and the Baseball Parcel, and the adjacent public or private streets and highways, as appropriate, without payment of any fee or other charge being made therefor and for no other purpose. Parking shall be limited to individual parking places and nothing herein shall permit any Permittee to obstruct any roadway or aisleway.

Notwithstanding the foregoing, each party hereto shall have the right at least once in each calendar year, but more often if legally desirable, to erect barriers or chains for the purpose of blocking off access to those areas on their respective Parcels in order to avoid the possibility of dedicating the same for public use, it being mutually agreed, nevertheless, that, if possible, such barriers or chains shall be erected for such purpose at a time or upon a day when those buildings to be constructed upon the Parcels is not open for business. The parties shall not block such access during the months of April, August, November and December, except in the event of an emergency.

The configuration of the buildings, parking areas, access points and drives, and other areas located on the Baseball Parcel as shown on Exhibit "E" may not be materially modified or changed without the written consent of the owner of the Shopping Center Parcel. No structures, buildings, fences, or barriers shall be erected upon the SCP-BCA and/or BP-BCA except for paving, lighting, traffic signs, pylon/monument signs, and landscaping without the written consent of the owners of the Baseball Parcel and the Shopping Center Parcel. Notwithstanding the previous sentence, said restrictions on the SCP-BCA shall be rendered void if the Shopping Center Parcel Owner shall terminate Baseball Parcel Owner's right to use the SCP-BCA pursuant to Article III, paragraph (b). Timana shall have the right to construct buildings and other improvements within the SCP-BCA. Timana shall have the right to change the parking configuration within the SCP-BCA from that shown on Exhibit "D"; provided, however, that with respect to the SCP-BCA and BP-BCA, unless Timana and Heroes mutually agree; (i) neither Timana nor Heroes may adversely alter traffic circulation; (ii) neither Timana nor Heroes may alter the location of access points from the SCP-BCA, BP-BCA or the Baseball Parcel to the roadways identified as "Summit Drive" and "East Mall Drive"; and (iii) neither Timana nor Heroes may reduce the number of parking spaces located in the SCP-BCA and/or BP-BCA by more than ten (10%) percent. Notwithstanding the previous sentence, said restrictions on the SCP-BCA shall be rendered void if the Shopping Center Parcel Owner shall terminate Baseball Parcel Owner's right to use the SCP-BCA pursuant to Article III, paragraph (b). Furthermore, and notwithstanding anything to the contrary contained in this paragraph, there shall be no restrictions on Baseball Heroes of Oakland County with respect to features within the stadium, including, but not limited to, seating, food and beverage concession areas, advertising signage within the stadium site, club houses, sky boxes, administrative offices.

ARTICLE II

GRANT OF PERPETUAL UTILITY EASEMENTS

Timana and Heroes hereby grant to each other, their respective successors and assigns, for the benefit of the Shopping Center Parcel and the Baseball Parcel the perpetual, nonexclusive right and easement to install, operate, maintain, repair and replace underground utility facilities such as water, gas, electric and telephone lines and storm and sanitary sewers under or in the SPC-BCA and BP-BCA, including without limitation the right to install and maintain manholes, meters, pipelines, valves, hydrants, sprinkler controls, conduits and related facilities at such places on the SPC-BCA and BP-BCA as shall be designated by Timana and approved by the owner of such Parcel, which approval shall not be unreasonably withheld, conditioned or delayed. All utilities shall be located underground except for existing utility lines located in public road rights of way. The grantor, in each case, of such utility easement reserves the right, without obtaining the consent of any grantee to change the location of any such utility easement provided that such grantor constructs, at its sole expense, the replacement line or facility at the new location and such grantor bears any and all other expenses in connection with such relocation and further provided, that such relocation: (i) shall not interfere with, or increase the cost of, any owner's utility services; (ii) shall not unreasonably interfere with the conduct or operation of the business of the owner of any Parcel; (iii) shall be done in an expeditious and good and workmanlike manner; and (iv) the party causing such installation or relocation shall restore the property to its prior condition.

ARTICLE III

TERM OF THIS AGREEMENT

Unless terminated sooner by subsequent mutual agreement of the parties hereto or the parties then in interest, this Agreement shall continue and the obligations hereunder shall be perpetual.

Notwithstanding anything to the contrary contained in this Article III or otherwise in this Agreement: (a) if the Shopping Center Parcel Owner subsequently reacquires the Baseball Parcel, the Shopping Center Parcel Owner shall be permitted to unilaterally terminate this Agreement by recording said termination with the Oakland County Register of Deeds office; and/or (b) Shopping Center Parcel Owner may at any time terminate Baseball Parcel Owner's easement to use any portion of the SCP-BCA for the purposes set forth in Article I above upon Shopping Center Owner providing Baseball Parcel Owner at least twelve (12) months prior written notice of termination and recording a copy of said notice with the Oakland County Register of Deeds office.

ARTICLE IV

MAINTENANCE AND LIGHTING

The owners of the Baseball Parcel hereby covenants as to the SCP-BCA, BP-BCA and the Baseball Parcel during the term of this Agreement to cause the following to be done:

(i) Keep and maintain all improvements on the BP-BCA and all buildings and improvements on the Baseball Parcel in good order and condition and state of repair, at its own sole expense, including (but without limitation) keeping all sidewalks, walkways, roadways (excluding Summit Drive and East Mall Drive), truck docks, receiving areas, parking surfaces interior drives and lanes, curb cuts, entrances, exits, and any other areas, facilities and equipment located upon such BP-BCA and the Baseball Parcel at all times in a clean, unlittered, orderly and sanitary condition including painting, striping, repairing and repaving (when necessary) all paved surfaces, curbs, walks and driveways; removing obstructions, refuse, rubbish, dirt, snow (which shall be plowed away from the retail areas of the Shopping Center Parcel), water and ice;

(ii) A. Keep and maintain all improvements on the SCP-BCA in good order and condition and state of repair, at the 50/50 equally shared expense of Baseball Parcel Owner and Shopping Center Parcel Owner, including (but without limitation) keeping all sidewalks, walkways, roadways, truck docks, receiving areas, parking surfaces interior drives and lanes, curb cuts, entrances, exits, and any other areas, facilities and equipment located upon such SCP-BCA at all times in a clean, unlittered, orderly and sanitary condition including repairing all paved surfaces, curbs, walks and driveways; removing obstructions, refuse, rubbish, dirt, snow (which shall be plowed away from the retail areas of the Shopping Center Parcel), water and ice; and

B. Repave (when necessary), paint and stripe all paved surfaces, curbs, walks and driveways within the SCP-BCA with said costs to be shared pursuant to the following:

Baseball Parcel Owner will pay 100% of the cost of paving and striping the SCP-BCA. Timana will reimburse Baseball Parcel Owner only for the depreciated value of the paving and striping in the event Timana terminates Baseball Owners' parking rights pursuant to Article 3(b). (see Table 1 of Exhibit "G" attached hereto for Depreciation Schedule and Table 2 for Repayment Schedule upon rescission of parking rights)

Timana will pay for its share of the paving and striping only to the extent the Shopping Center within the Shopping Center Parcel achieves specific occupancy rates (see Table 4 for annual calculation), said occupancy rate shall be based on the total square footage of retail space occupied within the Shopping Center divided by the total retail space available for lease within the Shopping Center as of the end of each calendar year.

Timana shall have the option of paying the amounts owed to Baseball Parcel Owner under this Section, Article IVB by reducing said amounts from any promissory note and/or maintenance costs owed by Baseball Parcel Owner to Timana. Timana may spread said amounts over as many as 12 equal monthly installments.

Should Timana rescind Baseball Parcel Owner's parking rights pursuant to Article 3(b), the amount paid by Timana to Baseball Parcel Owner under Table 4 shall be deducted from the gross amount Baseball Parcel Owner is to be reimbursed under Table 2.

Table 1 sets forth an estimated cost for repaving. The actual cost will be inserted into the Table and the appropriate depreciation and repayment schedules shall be adjusted accordingly.

Paving of the SCP-BCA shall be commenced only after construction of the ballpark begins and shall be completed before the opening of the ballpark.

(iii) Keep all marking and directional signs in the BP-BCA and in the SCP-BCA (as it relates to Baseball Parcel Owner's use of the SCP-BCA) distinct and legible;

(iv) Repair and replace lighting in the BP-BCA and SCP-BCA, as may be necessary;

(v) Maintain and replace all landscaped areas in the SCP-BCA and BP-BCA;

(vi) Keep operating all lighting in the SCP-BCA (to the extent the Baseball Parcel Owner has control of all such lighting or if that portion of the lighting within the SCP-BCA is controlled by the Shopping Center Parcel Owner, then the Baseball Parcel Owner shall be solely responsible for reimbursing the Shopping Center Owner for fifty (50%) percent of said costs) during such hours as may be reasonable and customary for similar developments taking into consideration the hours of operation of the respective Parcels in the entire development, but in no case shall said lighting be reduced or turned off earlier than two (2) hours after the later of the conclusion of any event at the Baseball Parcel or the time the last business closes within the

Shopping Center Parcel. Except as otherwise provided above, each owner shall keep lighted during all hours of darkness lighting with illumination equal to twenty-five (25%) percent of the total illumination power of all lights in the SCP-BCA and BP-BCA, which lighting shall be kept on for security purposes and which lighting shall uniformly illuminate the SCP-BCA and BCA. In addition to the foregoing, at the request of an owner of the Shopping Center Parcel, the owner of the Baseball Parcel shall keep the SCP-BCA and Baseball Parcel lighted after the hours specified herein;

(vii) Insofar as there are on any party's Parcel, facilities installed thereon to provide public utility services or water or sanitary or storm sewers, to serve, in addition to that party's Parcel the Parcel or Parcels of any other party or parties, the same shall be kept and maintained in good order, condition and state of repair by the party on whose Parcel the portion of said facilities or systems requiring such expenditure shall be located (except to the extent that such services or systems may be operated and maintained by public agencies or utilities), and the cost shall be borne by each party serviced thereby in the proportion which the land area of its Parcel serviced by such utility bears to the land area of all Parcels serviced by such utility unless the cause of said repair or maintenance is due to a materially disproportionate use of said facility by one Parcel owner, in which case a different more equitable allocation shall be assessed;

(viii) Keep the SCP-BCA, BP-BCA and Baseball Parcel maintained in a safe (including an adequate number of security personnel during periods that he Baseball Parcel facility is in use and otherwise) and sightly condition, free of trash and regularly mowed. Baseball Parcel Owner shall also be solely responsible for any repairs or damages caused by it or its Permittees to the Shopping Center Parcel, SCP-BCA and any other adjoining property to the Shopping Center Parcel and Baseball Parcel;

(ix) Commence cleaning and removal of all litter and other refuse from the SCP-BCA, BP-BCA and the Baseball Parcel within three (3) hours after the conclusion of any event conducted upon the Baseball Parcel and at such other times as reasonably necessary. Baseball Parcel Owner shall also provide all necessary trash receptacles in the SCP-BCA, BP-BCA and Baseball Parcel as deemed appropriate by the Shopping Center Parcel Owner and the Township; and

(x) Comply with all governmental requirements.

Baseball Parcel Owner and Shopping Center Owner agree that paragraphs (iii), (iv) and (v) costs shall be allocated 50/50 to each the Baseball Parcel Owner and Shopping Center Owner with respect to any activities relating solely to the SCP-BCA. Baseball Parcel Owner shall be solely responsible for all costs and expenses relating to the BP-BCA and Baseball Parcel and paragraphs (i), (viii), (ix) and (x) above. Furthermore, to the extent the Shopping Center Parcel Owner desires to provide any of the maintenance or other obligations of Baseball Parcel Owner as described in this Article III above relating to the SCP-BCA, Shopping Center Owner, upon written notice to Baseball Parcel Owner, may perform same and invoice Baseball Parcel Owner for its respective percentage share of the costs.

Timana shall maintain the off site utilities servicing the Shopping Center Parcel to the extent that such utilities are not maintained by any public agency or utility. Timana shall also maintain Summit Drive and East Mall Drive, including that portion of said Service Drives immediately adjacent to the SCP-BCA and the Baseball Parcel. With respect to the maintenance, repair and/or replacement of Summit Drive and East Mall Drive, said costs (including, but not limited to, snow removal, salting and insurance) shall be allocated on a proportionate basis with Baseball Parcel Owner's share being equal to the total cost of all maintenance, repairs, replacements, insurance, taxes and other expenses incurred for all of Summit Drive and East Mall Drive multiplied by a fraction the numerator of which is the number of feet of frontage the Baseball Parcel has on said Service Drives and the denominator is the total frontage of all properties on said Service Drives.

In the event that the owner of a Parcel (the "Defaulting Owner") shall breach any of the maintenance, repair or replacement obligations set forth in this Article IV or in Article V below, then any aggrieved owner of a Parcel (the "Non-Defaulting Owner") shall give the Defaulting Owner notice thereof, and if the Defaulting Owner shall fail to cure such default within ten (10) days after receipt of notice thereof (or such shorter period as may be reasonable under the circumstances in the case of an emergency), or shall fail to proceed to cure the same with due diligence if such default cannot be cured within ten (10) days, then the Non-Defaulting Owner shall have the right to perform such maintenance, repair or replacement upon the Parcel or otherwise cure the default of the Defaulting Owner and in such event, the Defaulting Owner shall, upon demand made by the Non-Defaulting Owner, pay all amounts expended by the Non-Defaulting Owner in curing the default of the Defaulting Owner.

Either owner of a Parcel shall have the right to retain a third party (either related or unrelated to such owner) to perform its maintenance obligations hereunder, provided, however, that: (i) the employment of such third party shall be terminable with respect to the Defaulting Owner's Parcel if a Non-Defaulting Owner exercises its self-help remedy hereunder; (ii) such owner shall indemnify, defend, and hold the other owners harmless from and against any loss, cost, damage or expense surfaced by such other owners as a result of the actions of such third party (including attorney fees); and (iii) such owner shall remain liable for its obligations hereunder.

ARTICLE V

SIGN RESTRICTIONS

Each party hereto agrees that during the term of this Agreement, the following sign restrictions shall apply to the SCP-BCA (so long as Baseball Parcel Owner's right to use the SCP-BCA has not been terminated pursuant to Article III(b)), BP-BCA, Baseball Parcel and the area along Telegraph Road where the new sign is referenced in the last paragraph of this Article V:

(a) There shall be no flashing, rotating or moving signs or markers of any type except for the baseball scoreboard located on the interior of the baseball stadium and the LED message center at the entrance to the ballpark which message center shall be subject to the approval of the local municipality and Shopping Center Owner, not to be unreasonably withheld;

(b) There shall be no signs painted on the exterior surface of any building;

(c) There shall be no exterior signs which are constructed or made of cloth material, paper or cardboard;

(d) There shall be no exterior signs advertising retail businesses, typically found in a retail shopping center, except for actual tenants (defined as tenants with leases for terms of years with actual defined premises) within the Shopping Center Parcel, subject to Shopping Center Owner's written approval as determined in its sole discretion;

(e) All signs erected shall be reasonably compatible with the design of the signs on the Shopping Center Parcel;

(f) There shall be no pylon/monument signs upon the SCP-BCA, BP-BCA or Baseball Parcel unless approved in writing by Shopping Center Owner as determined in its reasonable discretion, other than entrance and/or exit signs to the SCP-BCA, which entrance/exit signs shall be pre-approved by Shopping Center Owner, in its reasonable discretion; and

(g) The owner of the Shopping Center Parcel shall have the right to construct pylon/monument sign(s) on any portion of the Shopping Center Parcel without Baseball Owner's consent.

Furthermore, Timana also grants to Heroes an exclusive and perpetual easement for the construction, erection and maintenance of a new sign pre-approved by Shopping Center Owner, in its reasonable discretion, to be located on that portion of property owned by Timana which is directly north of the existing accessory sign and more particularly depicted by the cross-hatched area on Exhibit F, attached hereto. The parties hereto agree that the existing sign, containing a bulletin board, located on Telegraph Road in the area depicted on and described on Exhibit F and owned by Timana will be removed by Heroes, at Heroes' sole cost and expense, and in place thereof, Heroes will construct the aforementioned new sign at its sole cost and expense which shall contain an electronic message board and which shall be no more than thirty (30') feet in height by fifteen (15') feet in width. Said new sign is to also serve as an accessory sign for the Shopping Center Parcel. Heroes shall permit the owner of the Shopping Center Parcel to display messages on the new sign without cost. Said messages shall be displayed on said sign within twenty-four (24) hours of written notice to Heroes. The existing sign shall be removed from the site no earlier than full completion of said new sign nor later than five (5) days after the new sign is erected and fully functioning. The new sign shall, at all times, be properly maintained in good condition, appearance and repair. The upkeep and maintenance of the new sign shall be the sole responsibility of Heroes, at its sole expense. The new sign shall comply with and be subject to all applicable ordinances of the Township, except as may be otherwise permitted by specific variances or allowances under the Township's HPUD approval. If the area where the new sign is located is ever needed as an ingress point to the Shopping Center Parcel, Baseball Parcel Owner agrees to remove the new sign at its sole cost and expense. Furthermore, Baseball Parcel Owner shall use its best efforts in any negotiations with any naming rights party of the baseball stadium to include the name of the Shopping Center in the name of the facility (i.e. __________ at the Summit).

ARTICLE VI

RESTRICTION ON OPERATIONS

For the entire term hereof, Heroes agrees that no portion of the Baseball Parcel shall be used for a purpose other than for a sports facility and events typically held at such facilities. Furthermore, no portion of the SCP-BCA shall be used by Baseball Parcel Owner for purposes other than parking and ingress and egress from and to the SCP-BCA, Baseball Parcel and Shopping Center Parcel.

All buildings and other improvements on the Baseball Parcel shall comply with all applicable building and zoning laws and regulations and with all laws, ordinances, rules, regulations and requirements of all federal, county, state and municipal governments and the appropriate departments, commissions, and boards thereof, and be in compliance with the rules, regulations, and orders of the National Board of Fire Underwriters or any other body now or hereafter constituted to perform similar functions. Heroes shall not permit any trucks or delivery vehicles to park in any area so as to unreasonably interfere with, or suffer or permit any other use of the Baseball Parcel to interfere with the use of roads, parking areas, the SCP-BCA, BP-BCA or any other portions of the Shopping Center Parcel. No vehicle may be parked within the SCP-BCA for a period longer than twelve (12) consecutive hours.

Heroes further agrees that they will take all steps necessary to prevent any manner of operation or use of the Baseball Parcel not in accordance with standards consistent with a first class top performing and successful operation, including, but without limitation, the use thereof for solicitations, demonstrations, itinerant vending or any other activities inconsistent with such standards or with the private ownership of or any operation or use thereof or activities therein that would interfere with the performance of or observance of this Agreement or the rights and easements referred to herein or any of the tenants within the Shopping Center Parcel. Without limitation, it is expressly covenanted and agreed that the Baseball Parcel Owner will not use or suffer or grant permission to any person to use in any manner whatsoever the SCP-BCA, BP-BCA or Baseball Parcel, or any buildings or improvements thereon, for the purposes prohibited by this Agreement, or prohibited by any existing easement or any other recorded instrument encumbering the Baseball Parcel as of the date of this Agreement or for any purpose calculated to injure the reputation of the premises or of the neighboring property, or for any purpose or use in violation of the laws of the United States or of the State of Michigan or of the County of Oakland or of the Township of Waterford. Furthermore, by way of example and not limitation, the Baseball Parcel and/or the SCP-BCA (so long as Baseball Parcel Owner's right to use the SCP-BCA has not been terminated pursuant to Article III(b)) or BP-BCA shall not be used for any of the following uses:

(i) Any use which emits or results in strong, unusual or offensive odors, fumes, dust or vapors, is a public or private nuisance, emits noise or sounds which: (A) exceeds the maximum noise limitations established by the Waterford Township Ordinance No. 135, Section 2520(4) as of the date of this Agreement; and/or (B) is objectionable due to intermittence, beat, frequency, shrillness or loudness and creates a hazardous condition, or; (C) is used, in whole or in part, as or for warehousing or the dumping or disposing of garbage or refuse;

(ii) Any living quarters, sleeping apartments, or lodging rooms;

(iii) Any "Pornographic Use", which shall include, without limitation: (x) a store displaying for sale or exhibition books, magazines or other publications containing any combination of photographs, drawings or sketches of a sexual nature; or (y) the offering for exhibition, sale or rental video cassettes or other medium capable of projecting, transmitting or reproducing, independently or in conjunction with another devise, machine or equipment, an image or series of images, the content of which has been rated or advertised generally as NC-17 or "X" or unrated by the Motion Picture Rating Association, or any successor thereto;

(iv) Any so-called "head shop", or other establishment primarily selling or exhibiting drug-related paraphernalia;

(v) Selling alcoholic beverages for off-premises consumption;

(vi) Any flea market, amusement or video arcade, night club, discotheque, or dance hall; and

(vii) Any gambling facility or operation including, but not limited to: off-track or sports betting parlor; table games such as black-jack or poker; slot machines; video poker/black-jack/keno machines or similar devices; or bingo hall.

Furthermore, the Baseball Parcel Owner warrants and represents that neither the Baseball Parcel nor its Permittees of the SCP-BCA attending any event upon the Baseball Parcel, shall do any of the following:

(i) Cause any undue traffic congestion on any of the access roads to the Baseball Parcel or within the Shopping Center Parcel and/or adjoining properties which would have the affect of discouraging customers to the Shopping Center Parcel, the adjoining Sears parcel and/or any other parcels adjoining Summit Drive or East Mall Drive;

(ii) Cause any vehicles to park in the Sears parking lot without Sears' written approval. To the extent the Shopping Center Parcel Owner or Baseball Parcel Owner receives written notice from Sears that vehicles belonging to Baseball Parcel's Permittees are regularly parking in Sears' parking lot without Sears' prior written approval, Baseball Parcel Owner upon Shopping Center Owner's written request shall install at Baseball Parcel's sole expense appropriate screening, fencing or buffering along Baseball Parcel's lot line so as to eliminate any violations of this provision. Said fencing, screening and/or buffering shall be of a first class nature consistent with a first class high value shopping center;

(iii) Permit any events to be conducted upon the Baseball Parcel during periods of time that the adjoining Shopping Center Parcel is open for business, if said events are excessively noisy or otherwise create an excessive disturbance; and

(iv) Permit the sale of alcohol (A) after the earlier of (I) the end of the seventh (7th) inning of any baseball game or (II) 11:00 p.m.; or (B) before 12:00 noon or (C) at any time after fifty (50) minutes prior to the anticipated end time of an event.

Furthermore, the Baseball Parcel Owner warrants and represents that at least ninety (90) minutes prior to each event until one (1) hour after said event ends, a sufficient number of on-duty or off-duty police officers or reserve police officers will be hired to direct and control traffic and parking and provide necessary security to protect all Permittees of the Shopping Center Parcel and Baseball Parcel. Baseball Parcel Owner shall also hire a sufficient number of personnel to immediately clean, sweep and remove any trash or debris from any areas in which its Permittees had access. Baseball Parcel Owner shall also make arrangements to have all abandoned cars removed from the SCP-BCA, BP-BCA and any adjoining area at its sole cost.

ARTICLE VII

LIABILITY AND CASUALTY INSURANCE

Heroes shall obtain liability insurance for the SCP-BCA, BP-BCA and the Baseball Parcel, commencing with the execution hereof, and such insurance shall be maintained at all times and continuously thereafter during the term of this Agreement providing general public liability insurance in a single limit coverage amount of not less than Three Million Dollars ($3,000,000.00), which amount shall be increased by twenty-five (25%) percent every five (5) years, insuring claims on account of bodily injury or death and property damage incurred upon, in, on or about Heroes' buildings, the SCP-BCA, BP-BCA, the Baseball Parcel and those other areas within the Shopping Center Parcel and adjoining properties its Permittees may access. Such insurance shall provide contractual liability coverage for the indemnitees provided in the last paragraph of this Article VII. All of such insurance shall be carried with insurance carriers carrying at least a Best A-10 rating or its equivalent, and shall carry an endorsement naming the owners of any portion of the Shopping Center Parcel as additional insureds as well as such tenants of the SCP-BCA as Timana may designate. Heroes shall furnish Timana with a certificate of such insurance which insurance shall not be cancelable or changed unless Timana has received at least thirty (30) days prior written notice thereof.

Heroes shall keep all buildings and other improvements located on Baseball Parcel insured, at its expense, against loss or damage by fire, windstorm, hail, explosion, damage from aircraft and vehicles, smoke damage, and such other risks as are from time to time included in "extended coverage" endorsements in the State of Michigan, in an account no less than one hundred (100%) percent of the actual replacement cost of the respective building and improvements. Such insurance shall be carried with insurance carriers carrying at least a Best A-10 rating or its equivalent thereafter.

Each owner hereby grants to the other owners of a Parcel on behalf of its insurer providing such casualty insurance, if available without additional cost (unless another party agrees to pay such additional cost), a waiver of any rights of subrogation that any such insurer or owner or Permittee may acquire against any other owner or Permittee by virtue of the payment of any loss under such insurance, unless prohibited pursuant to applicable Michigan law. Upon request of any owner, each owner shall cause its insurer to furnish evidence of such waiver of subrogation.

Baseball Parcel Owner agrees to indemnify, defend and hold harmless all owners of portions of the Shopping Center Parcel and adjoining parcels including, but not limited to, the Sears' parcel against and from all claims, actions, suits, judgments, damages, liability and expense, including attorneys' fees, and all other sums on account of any injury to persons, loss of life or damage to property arising out of or alleged to have arisen out of or occasioned by: (i) by the construction, use, non-use, operation, condition, or maintenance of the Baseball Parcel, BP-BCA and all improvements located thereon and/or the SPC-BCA Area with respect to any acts of Baseball Parcel Owner's employees, agents, representatives, invitees, customers, patrons and/or guests; and/or (iii) any violation of this Agreement or any easements and other recorded documents of public record which currently encumber the Baseball Parcel, BP-BCA and/or the SCP-BCA. Heroes represents and warrants that Heroes is fully familiar with all recorded restrictions affecting the Baseball Parcel and the synergistic relation of all of the tenants at the Shopping Center.

ARTICLE VIII

CASUALTY AND EMINENT DOMAIN

If any portion of the buildings on the Baseball Parcel is destroyed or damaged by fire or other cause, then the owner or owners of the Baseball Parcel shall be obligated to either: (i) rebuild such buildings and improvements to the condition which existed prior to such damage or destruction, or (ii) raze such part thereof as has been damaged or destroyed and clear and keep the area maintained and free of all debris, and restore the balance of its building to a structurally sound, single architectural unit or raze the balance of its building.

In the event that any part of the improvements situated on the SCP-BCA, BP-BCA or the Baseball Parcel are taken by condemnation or eminent domain or by any action in lieu thereof, the owner of the Parcel so affected shall either: (i) to the extent of the condemnation proceeds made available to it, reconstruct all improvements thereon to as nearly as possible the condition thereof as existed immediately prior to such taking; or (ii) if such owner elects not to rebuild such building, such owner shall raze such part thereof as has been taken and clear and keep the area maintained and free of all debris, and restore the balance of its building to a structurally sound, single architectural unit or raze the balance of its building. Subject to Article III(b), with respect to the SCP-BCA, BP-BCA, such owner shall, to the extent of the condemnation proceeds made available to it, restore that portion of the SCP-BCA, BP-BCA owned by said party as nearly as practicable to the condition of same immediately prior to such condemnation or taking, without contribution from any other owner of a Parcel.

In the event the SCP-BCA, BP-BCA or the Baseball Parcel or any part thereof is taken by condemnation, the owners of the other Parcels hereby waive, in favor of the owner of the Parcel or any part thereof which is taken by condemnation, any value of the condemnation award attributable to any easements any party hereto holds in such Parcel. A waiver under this paragraph shall not preclude any owner from claiming and collecting from the condemning authority other severance and consequential damages to its own Parcel resulting from the taking of the condemned portion of the other Parcel.

Notwithstanding any such damage or destruction or taking, the owner of such Parcel shall continue to meet all of its payment obligations under this Agreement including, but not limited to, the obligations to pay SCP-BCA, BP-BCA maintenance, repair and replacement charges as set forth in Article IV hereof.

ARTICLE IX

UNAVOIDABLE DELAYS

The time within which any party hereto shall be required to perform any acts or under this Agreement shall be extended to the extent that the performance of such act or acts shall be delayed unavoidably by acts of God; weather of unusual severity and/or duration; fire; earthquake; windstorm; flood; explosion; collapse of structures; action of the elements; war (declared or undeclared); invasion; insurrection; mob violence; terrorism; riots; strikes; lockouts; labor disputes; delays or restrictions by governmental bodies; sabotage; malicious mischief; inability to obtain or use or a shortage of labor; materials; equipment, facilities or supplies in the open market; failure of transportation; condemnation; public requisition; or any other cause beyond the reasonable control of such party (an "Unavoidable Delay"). Nevertheless, delays resulting from the inability of a party to obtain financing or to proceed with its obligations because of lack of funds shall not be deemed an Unavoidable Delay.

ARTICLE X

COVENANTS RUNNING WITH THE LAND

All the covenants, agreements, conditions and restrictions set forth in this Agreement are intended to be and shall be construed as covenants running with the land, binding upon, inuring to the benefit of and enforceable by the parties hereto, their respective successors and assigns, upon this terms, provision and conditions hereinabove set forth.

ARTICLE XI

EACH PARTY IS AN INDEPENDENT CONTRACTOR

Nothing contained in this Agreement shall be construed to make any party to this Agreement partners or joint venturers or to render any of such parties liable for the debts or obligations of the other, except as in their Agreement expressly provided.

ARTICLE XII

WAIVERS

No delays or omission by any of the parties hereto to exercise any right or power accruing upon any noncompliance or failure of performance by any of the parties hereto under the provisions of this Agreement shall impair any such right or owner to be construed to be a waiver thereof. A waiver by any of the parties hereto of any of the covenants, conditions or agreements hereto to be performed by another party shall not be construed to be a waiver of any subsequent breach thereof or of any other covenant, condition or agreement herein contained.

ARTICLE XIII

APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan. If any provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of the Agreement shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

ARTICLE XIV

NOTICES

Each notice, consent, demand or other document or instrument required or permitted to be served upon either of the parties hereto shall be in writing and shall be deemed to have been duly served if mailed by certified or registered Untied States mail, postage prepaid, return receipt requested, addressed to the respective parties at the addresses stated below:

Timana:

Timana, LLC
12121 Wilshire Blvd., Ste. 1400
Los Angeles, CA 90025

with a copy to:

Paul S. Magy, Esq.
Kupelian Ormond & Magy, P.C.
25800 Northwestern Hwy., Suite 950
Southfield, MI 48075

Heroes:

Baseball Heroes of Oakland County, LP
315-130 North Telegraph Road
Waterford, MI 48328

with a copy to:

J. Timothy Patterson
Booth Patterson, P.C.
1090 W. Huron
Waterford, MI 48328

but any party may change the place for serving of notices upon it by ten (10) days prior written notice informing the other parties of the change in the address to which notices shall be sent.

ARTICLE XV

REAL ESTATE TAXES AND TAP IN CHARGES

Baseball Parcel Owner shall pay (or cause to be paid) before delinquency, all real estate taxes and assessments (herein collectively called "Taxes") assessed against the BP-BCA and Baseball Parcel. Baseball Parcel Owner shall also pay all permit fees and tap-in charges (whether) by capital assessment or otherwise required for such Baseball Parcel Owner's use of its Parcel regardless of where the connecting point for the fees or charges are imposed (herein collectively "Tap in Charges") or levied on its Parcel and the improvements situated thereon.

With respect to any Taxes encumbering the SCP-BCA, Baseball Parcel Owner shall be responsible for reimbursing Shopping Center Owner for fifty (50%) percent of said Taxes assessed against the SCP-BCA.

An owner of a Parcel shall not be required to pay, discharge or remove any tax or assessment on their respective Parcel so long as it shall contest at its own expense the existence, amount or validity thereof by appropriate proceedings which shall prevent the collection of or other realization upon the tax or assessment so contested, and the sale, forfeiture or loss of the property subject to the tax or assessment to satisfy the same.

If a party fails to comply with this Article XV and, as a result thereof, any easement or other right granted herein is jeopardized, another party hereunder may pay the Taxes and/or Tap in Charges in question and shall be entitled to prompt reimbursement from the defaulting party for the sums so expended, with interest thereon at the prime rate then being published in the Wall Street Journal, plus two (2%) percent (or the highest legal rate to which parties to a contract may agree, if such rate is lower).

ARTICLE XVI

NO DEDICATION

Nothing herein contained shall be deemed to be a gift or dedication of any portion of the Shopping Center Parcel to the general public or for the general public or for any public purposes whatsoever, it being the intention of the parties that his Agreement shall be strictly limited to and for the purposes herein expressed.

ARTICLE XVII

ARTICLE HEADINGS

The article headings herein are for convenience and reference only and in no way define or limit the scope or content of this Agreement or in any way affect its provisions.

ARTICLE XVIII

EXCULPATION

If Timana or Heroes shall fail to perform any covenant, term or condition of this Agreement upon Timana's or Heroes' part to be performed, and if as a consequence of such default any other party hereto shall recover a money judgment against Timana or any partner thereof or Heroes or any officer or shareholder thereof, such judgment shall be satisfied only out of the proceeds of sale received upon execution of such judgment and levy thereon against the right, title and interest of Timana or Heroes or any partner thereof in the SCP-BCA, BP-BCA and Baseball Parcel, as the case may be, interest in the rents, income or insurance proceeds derived therefrom from and after the date of such judgment, and Timana or Heroes shall not be liable for any deficiency.

ARTICLE XIX

REMEDIES

In the event any party to this Agreement or any person holding under or through them shall violate any easement, restriction or covenant contained herein, which shall be capable of being cured by the payment of money, or which shall be capable of being performed by any other party hereto aggrieved by such violation on behalf of the party causing such violation, then in such event, the aggrieved party shall give the party causing such violation written notice of such violation and if the party receiving such notice shall fail to cure such violation within thirty (30) days after receipt of such notice, or if such violation shall not be capable of being cured within the aforesaid thirty (30) day period, such party causing such violation shall fail to commence to cure the same within such thirty (30) days, or shall thereafter fail to cure the same with due diligence, and in such event the aggrieved party shall have the right to make such payment of money on behalf of the party causing such violation, or to cause such obligation to be performed on behalf of the party who shall have failed to perform the same, and the cost of the aggrieved party performing such obligation shall be paid to the aggrieved party upon receipt by the party who shall have failed to perform such obligation, of bills therefor together with interest thereon from the time expended until the time period at a rate equal to the prime rate being published by the Wall Street Journal plus two (2%) percent (or the highest legal rate to which such parties to a contract may agree, if such rate is lower). In the event any party shall in accordance with this paragraph, expend funds on behalf of another, the parties who are expending such funds shall have a lien on the parcel of land owned by the other party so in default to secure payment to the party expending such funds of the complete costs and expenses incurred by such party (including reasonable attorneys fees) in connection with curing the default of the party who shall have violated its obligations hereunder, which lien shall be deemed perfected upon the expenditure of any such funds by the party curing such default. Such lien may be foreclosed by the parties who shall have incurred such expense in the manner provided for the judicial foreclosure of mortgages. The rights granted under this paragraph shall not be the exclusive remedy of the aggrieved party, but shall be an addition to all rights and remedies in law or in equity. Any lien created by and resulting from this Agreement shall be, and is hereby subordinate and inferior to the lien of any first mortgage now existing or hereinafter placed upon all or any part of the Shopping Center Parcel and Baseball Parcel and/or the improvements thereon or to any lease entered into by an owner of a Parcel which owner sells such Parcel and simultaneously leases such Parcel as lessee thereof; provided, however, the easements, restrictions and covenants contained herein shall not be deemed to be liens for the purposes of this Paragraph.

In the event that an aggrieved party shall, in good faith, believe that a default has created an emergency endangering persons or property, then no notice shall be required to permit the curing party to act immediately to take such action as necessary to cure said default, provided it gives the defaulting party such notice as is reasonable in the circumstances and, in any event, as soon as possible after commencing the curing action.

In the event any violation of any of the easements, restrictions, or covenant herein contained shall not be capable of being cured by the payment of money or by causing such obligation to be performed on behalf of and at the expense of the party so in default, then in such event, any other party hereto aggrieved by such violation may institute proceedings to have the continuance of such violation enjoined and shall have the right to take any other action to it in law and equity to be compensated for damages resulting from such violation. As a condition precedent to the institution of such action, the party aggrieved by such violation shall give the party causing such violation written notice that the party causing such violation shall have thirty (30) days to cure such violation. In the event that such violation cannot be reasonably cured by the party causing such violation shall have such additional period of time as may be reasonably necessary to cure the same, provided, such party shall commence to cure such violation within the authorized thirty (30) day period.

ARTICLE XX

MISCELLANEOUS

A. No breach of this Agreement shall entitle any owner to cancel, rescind or otherwise terminate this Agreement, but such limitation shall not affect in any manner any other rights or remedies which such owner may have hereunder by reason of any breach of this Agreement. Any breach of any of said covenants or restrictions, however, shall not defeat or render invalid the lien of any mortgage or deed of trust made in good faith for value, but such covenants or restrictions shall be binding upon and effective against such owner of any of said property or any portion thereof whose title thereto is acquired by foreclosure, trustee sale or otherwise.

B. Timana shall have the right to dedicate, sell, or otherwise transfer all or a portion of the utilities servicing the Shopping Center Parcel and the SCP-BCA to the appropriate local governmental entity provided that such entity agrees to maintain such improvements. Furthermore, the parties acknowledge that Timana may elect to dedicate certain utility lines located on each party's Parcel to the appropriate local governmental entity. Timana shall have the right to dedicate such utilities and grant easements therefor as may be requested by such local governmental entity, and the party which owns the Parcel under which such utilities are located shall join in and execute all documents related to dedication or the grant of easements, provided, however, that: (i) the utilities to be dedicated shall only be those in the rear or along the side of any building constructed on the party's Parcel; and (ii) the party owning such Parcel shall have no responsibility for any improvements that may have to be performed upon such utility in order that such utility meet the standards set by such local governmental authority for dedication.

C. With respect to any maintenance rights or obligations set forth in this Agreement, each party hereto grants to the other parties, and their successors and assigns, an easement to enter upon the SCP-BCA, BP-BCA and the Baseball Parcel for the purpose of performing such maintenance, provided; however, that: (i) the party performing such maintenance shall indemnify, defend, and hold harmless the owner of such Parcel from and against any and all claims, actions, suits, judgments, damages, liability and expense, including attorneys' fees, and all other sums on account of injury to persons, loss of life or damage to property arising out of or alleged to have arisen out of or occasioned by such maintenance; (ii) the party performing such maintenance shall perform such work free of any mechanics or construction liens; (iii) such work shall be performed in a manner so as not to interfere with the business of the Shopping Center Parcel, Baseball Parcel or any store within the Shopping Center, and (iv) such work shall be performed in a good, workmanlike, and expeditious fashion.

D. The parties agree that they will record this Agreement in its entirety. The fees for such recording shall be paid by Heroes.

E. No agreement shall be effective to add to, change, modify, waive or discharge this Agreement in whole or in part unless such agreement is in writing and signed by the parties hereto affected thereby; provided, that any party having approval rights provided for in this Agreement may in writing signed by such party waive, in whole or in part, such rights and release the other party from any obligations to and in connection therewith.

F. The Charter Township of Waterford ("Township"), and any successor governmental entity having zoning jurisdiction over the Shopping Center Parcel or Baseball Parcel, is hereby declared to be a third party beneficiary of this Agreement, and, notwithstanding anything in this Agreement to the contrary, this Agreement shall not be terminated so long as the HPUD approval is in effect (including any extensions thereof) without the approval and written consent of the Township Board of Trustees and the following Articles and Sections of this Agreement shall not be modified or amended without the approval and written consent of the Township: Article I; Article II; Article V; this Section F of Article XX; and the exhibits referenced or relating to the foregoing Articles and Sections. Provided, however, that this Agreement may be terminated by the Shopping Center Owner if it reacquires the Baseball Parcel, does not operate a ballpark and requests termination of the HPUD from the Township and receives said approval, which approval shall not be unreasonably conditioned, withheld or delayed. Furthermore, notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed, interpreted or construed to constitute a waiver of applicable Township ordinances, site plan and other approvals required under applicable Township ordinances, or applicable conditions and requirements of the HPUD approval.

Timana, LLC

By [signature] EZRI NAMVAR

Its MANAGER

BASEBALL HEROES OF OAKLAND
COUNTY, LP
a Michigan limited partnership

By: "Ride The Wave" Indy Baseball, LLC,
a Michigan limited liability company
Its: General Partner

By: [signature]
Robert A. Hilliard
Its: Managing Member

STATE OF California }
} ss:
COUNTY OF Los Angeles }

The foregoing Agreement was acknowledged before me this 14th day of August, 2008 by EZRI NAMVAR MANAGER of Timana, LLC, a California limited liability company.

ALPHA C. GILES
Commission # 1707444
Notary Public - California
Los Angeles County
My Comm. Expires Nov 25, 2010

[signature] Notary Public
Los Angeles County, ~~Michigan~~ California
My Commission Expires: 11/25/10
Acting in Los Angeles County

STATE OF MICHIGAN }
} ss.
COUNTY OF OAKLAND }

The foregoing Agreement was acknowledged before me, a Notary Public, this 18TH day of August, 2008, by Robert A. Hilliard, as the Managing Member of "Ride The Wave" Indy Baseball, LLC, a Michigan limited liability company as the General Partner of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

JOHN R. COOK
NOTARY PUBLIC-STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires Jan. 10, 2014
Acting in County Of OAKLAND

[signature]
JOHN R. COOK Notary Public
OAKLAND County, Michigan
My Commission Expires: 1-10-2014
Acting in OAKLAND County

Drafted by and when recorded return to:
Booth Patterson, P.C.
J. Timothy Patterson
1090 West Huron St.
Waterford, MI 48328
(248) 681-1200

126475

EXHIBIT A

LEGAL DESCRIPTION – SHOPPING CENTER

Land situated in the Township of Waterford, County of Oakland, State of Michigan, described as follows:

ALL THAT PART OF THE NORTHEAST ¼ OF SECTION 25, TOWN 3 NORTH RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN DESCRIBED AS FOLLOWS:

BEGINNING ON THE NORTHERLY LINE OF ELIZABETH LAKE ROAD (120 FEET WIDE) AT A POINT DISTANT DUE WEST, 200.00 FEET ALONG THE EAST AND WEST ¼ LINE OF SECTION 25 AND NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 60.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE ALONG THE NORTH LINE OF SAID ELIZABETH LAKE ROAD, DUE WEST, 1672.82 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 1090.00 FEET; THENCE NORTH 15 DEGREES 51 MINUTES 40 SECONDS WEST, 321.44 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 1201.30 FEET TO THE NORTH LINE OF SECTION 25; THENCE ALONG THE NORTH LINE OF SECTION 25, NORTH 89 DEGREES 56 MINUTES 50 SECONDS EAST, 596.55 FEET; THENCE SOUTH 00 DEGREES 31 MINUTES 10 SECONDS EAST, 725.80 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 597.64 FEET; THENCE NORTH 44 DEGREES 28 MINUTES 20 SECONDS EAST, 40.14 FEET; THENCE NORTH 00 DEGREES 31 MINUTES 40 SECONDS WEST, 76.15 FEET; THENCE NORTH 89 DEGREES 25 MINUTES 13 SECONDS EAST, 168.35 FEET; THENCE SOUTH 00 DEGREES 31 MINUTES 40 SECONDS EAST, 104.66 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 516.67 FEET; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD (100 FEET WIDE); SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 1887.54 FEET; THENCE DUE WEST, 150.00 FEET TO THE POINT OF BEGINNING.

EXCEPT THE FOLLOWING FIVE PARCELS DESCRIBED AS FOLLOWS:

EXCEPTION "1"

BEGINNING AT THE NORTHWEST CORNER OF TELEGRAPH ROAD (100 FEET WIDE) AND ELIZABETH LAKE ROAD (120 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 60.00 FEET ALONG THE EAST LINE OF SECTION 25 AND DUE WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE ALONG THE NORTHERLY LINE OF ELIZABETH LAKE ROAD (120 FEET WIDE), WEST 150.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 150.00 FEET; THENCE EAST 2.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 501.97 FEET; THENCE NORTH 89 DEGREES 26 MINUTES 34 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 653.41 FEET TO THE POINT OF BEGINNING.

EXCEPTION "2"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 773.89 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 26 MINUTES 34 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 26 MINUTES 34 SECONDS WEST, 148.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 409.46 FEET; THENCE NORTH 89 DEGREES 32 MINUTES 06 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 409.23 FEET TO THE POINT OF BEGINNING.

EXCEPTION "3"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 1243.04 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 32 MINUTES 06 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 32 MINUTES 06 SECONDS WEST, 148.00 FEET; THENCE NORTH 00

DEGREES 32 MINUTES 10 SECONDS WEST, 449.72 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 449.90 FEET TO THE POINT OF BEGINNING.

EXCEPTION "4"

BEGINNING ON THE WESTERLY LINE OF TELEGRAPH ROAD (100 FEET WIDE) AT A POINT DISTANT NORTH 00 DEGREES 32 MINUTES 10 SECOND WEST, 1753.00 FEET ALONG THE EAST LINE OF SECTION 25 AND SOUTH 89 DEGREES 27 MINUTES 50 SECONDS WEST, 50.00 FEET FROM THE EAST ¼ CORNER OF SAID SECTION 25; THENCE SOUTH 89 DEGREES 27 MINUTES 50 SECONDS WEST, 148.00 FEET; THENCE NORTH 00 DEGREES 32 MINUTES 10 SECONDS WEST, 195.00 FEET; THENCE NORTH 89 DEGREES 27 MINUTES 50 SECONDS EAST, 148.00 FEET TO THE WEST LINE OF TELEGRAPH ROAD; THENCE ALONG THE WEST LINE OF TELEGRAPH ROAD, SOUTH 00 DEGREES 32 MINUTES 10 SECONDS EAST, 195.00 FEET TO THE POINT OF BEGINNING.

EXCEPTION "5"

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-004
13-25-200-008 (part)
13-25-200-013
(13-25-200-018 (part)*)
13-25-200-026
13-25-200-027

Property Address: Summit Place Mall
315 North Telegraph Road
Waterford, MI

EXHIBIT B

LEGAL DESCRIPTION – BASEBALL PARCEL

Township of Waterford

LEGAL DESCRIPTION OF ORIGINAL PARCEL (AS SURVEYED)

PART OF THE NORTHEAST 1/4 OF SECTION 25, TOWN 3 NORTH, RANGE 9 EAST, WATERFORD TOWNSHIP, OAKLAND COUNTY, MICHIGAN BEING MORE PARTICULARLY DESCRIBED AS:

COMMENCING AT THE EAST 1/4 CORNER OF SECTION 25; THENCE S.87°37'22"W., 1872.83 FEET (RECORDED AS DUE WEST 1872.83 FEET) ALONG THE EAST-WEST QUARTER LINE OF SAID SECTION 25, AND N.02°54'19"W., 1149.88 FEET (RECORDED AS N.00°31'40"W., 1150.00 FEET) TO THE POINT OF BEGINNING; THENCE N.18°14'19"W. (RECORDED AS N.15°51'40"W.), 321.44 FEET; THENCE N.02°54'19"W., 1201.67 FEET (RECORDED AS N.00°31'40"W., 1201.30 FEET) TO A POINT ON THE NORTH LINE OF SECTION 25, BEING DISTANT S.87°32'16"W., 700.13 FEET FROM THE NORTH QUARTER CORNER OF SECTION 25; THENCE ALONG SAID NORTH LINE OF SECTION 25, N.87°32'16"E., 596.65 FEET (RECORDED AS N.89°56'50"E., 596.55 FEET) TO A POINT, SAID POINT BEING DISTANT N.87°32'16"E., 1360.88 FEET FROM THE NORTHEAST CORNER OF SAID SECTION 25, THENCE S.02°53'46" E., 726.38 FEET (RECORDED AS S.00°31'10"E, 725.80 FEET); THENCE S.87°05'12"W., 511.52 FEET (RECORDED AS S.89°27'50"W., 511.42 FEET); THENCE S.02°54'19E., 780.60 FEET (RECORDED AS S.00°31'40"E., 780.48 FEET) TO THE POINT OF BEGINNING.

CONTAINING 487,922 SQUARE FEET OR 11.201 ACRES OF LAND, AND BEING SUBJECT TO ALL EASEMENTS AND RESTRICTIONS OF RECORD.

Tax Parcel Number: 13-25-200-023

EXHIBIT C

WATERFORD TOWNSHIP MEETING MINUTES

The Charter Township of Waterford, Michigan

Clerk's Office: Betty Fortino

(248) 674-6266
Contact Us

CHARTER TOWNSHIP OF WATERFORD
5200 CIVIC CENTER DRIVE
WATERFORD, MI 48329
NOVEMBER 14, 2007, 6:30 PM
- A G E N D A -

(*) HARDSHIP PLANNING & DEVELOPMENT USE VARIANCE

PRAYER: Pastor David Parks of Waterford Church of Christ

APPROVE AGENDA -
APPROVE MINUTES -
APPROVE BILL PAYMENT -

BOB VALLINA - COMMUNITY PLANNING & DEVELOPMENT DIRECTOR (248) 618-7443

ANNOUNCEMENTS:

-

1. Township offices will be closed in observance of Thanksgiving, Nov 22 & 23, 2007.
2. Waterford Christmas Tree Lighting, Dec 3, 2007, 6:30 pm at Civic Center.
3. Holiday Extravaganza in Pontiac, bringing communities together, Waterford, White Lake and Pontiac.
    a. Friday, Nov 30, 2007 Tree Lighting - 6:30 pm with Community Caroling @ 7:00 p.m.
    b. Saturday, Dec 1, 2007 - Community Breakfast 8:30 am - 10:30 am
    c. Parade 11:00 am, parade route - Huron Street beginning at Pontiac Central High School down M-59 (Huron Street) to Saginaw Street, ending at the Phoenix Plaza.
4. U.S. Department of Housing and Urban (HUD) Annual Performance and Evaluation Report congratulates Waterford Township on its accomplishments and very good progress of its Community Development Block Grant (CDBG) program.

REPORTS:

1. Community Planning and Development, October 2007

FIRST INTRODUCTION:
1. Amendment to Code of Ordinances, Chapter 17, Water and Sewers

OLD BUSINESS:
1. Waterford Meadows Ordinance Amendment

NEW BUSINESS:
1. Cost Participation Agreement for Traffic Control Devices at Crary Middle School
2. Reappoint Florence Anderson and Dorothy Gregory to Board of Canvassers
3. Transfer of Class C licensed business at 2505 Pontiac Lake Road
4. Establish November 26, 2007 as the Public Hearing date for 2008 Township Budget
5. Hardship Planned Unit Development, Diamond at the Summit
6. Resolution to establish November 26, 2007 as Public Hearing for Street Lighting Special Assessment District #157, Divot Drive
7. Resolution to establish November 26, 2007 as Public Hearing date for Street Lighting Special Assessment District #158, Artesian Drive
8. Citizen request to address Board

Betty Fortino, Clerk

IN CONFORMANCE WITH THE AMERICANS WITH DISABILITIES ACT, LARGE-PRINT AGENDAS AND MINUTES ARE AVAILABLE UPON REQUEST. BARRIER-FREE PARKING AND ACCESS ARE ALSO AVAILABLE AT TOWN HALL. MINUTES ARE AVAILABLE UPON REQUEST AT THE CLERK'S DEPARTMENT, AND ON THE TOWNSHIP'S WEB SITE.

Minutes of the Waterford Township Board Meeting, held November 14, 2007 at 6:30 PM in Town Hall Auditorium, 5200 Civic Center Drive, Waterford, Michigan.

PRESENT:
Carl W. Solden, Supervisor
Margaret Birch, Treasurer
Betty Fortino, Clerk
Todd A. Fox, Trustee
David J. Maloney, Trustee
Bette O'Shea, Trustee

ABSENT:
Stan Moore

OTHERS PRESENT:

Zelda Grant	Bob Grant	Dan Doty	Larry Comps
Terry Biederman	Derek Diederich	Bill Fritz	Tim Nick
Rob Hilliard	Shirley Griffin	Michael Hughes	Mike Dillard
Dick McCarter	Jeffrey Hilliard	Kurt Luttermoser	Frank Arvan
Carol Ann Arvan	Rich Hollis	Mac Congdon	Valerie Congdon
Kathleen Doty			

Supervisor Carl Solden called the meeting to order at 6:30 PM. Supervisor Solden asked for a moment of silence, then led the Pledge of Allegiance.

Moved by O'Shea,
Supported by Birch, RESOLVED, to approve the agenda with the following change: Under Old Business, delete no. 1, Waterford Meadows Ordinance Amendmernt.

Motion carried unanimously.

Moved by Maloney,
Supported by Birch, RESOLVED, to approve the October 22, 2007 minutes and the November 1, 2007 Special meeting minutes as printed.

Motion carried unanimously.

Moved by O'Shea,
Supported by Fox, RESOLVED, to approve payment of the bills for November 14, 2007. A list of bills is attached to these minutes.

Motion carried unanimously.

Supervisor Solden made the following announcements:
1. Township offices will be closed in observance of Thanksgiving, Nov 22 & 23, 2007.
2. Waterford Christmas Tree Lighting, Dec 3, 2007, 6:30 pm at Civic Center.
3. Holiday Extravaganza in Pontiac, bringing communities together, Waterford, White Lake and Pontiac, to include:

Friday, Nov 30, 2007 Tree Lighting - 6:30 pm with Community Caroling @ 7:00 p.m. Saturday, Dec 1, 2007 - Community Breakfast 8:30 am - 10:30 am

Parade 11:00 am, parade route - Huron Street beginning at Pontiac Central High School down M-59 (Huron Street) to Saginaw Street, ending at the Phoenix Plaza.

4. U.S. Department of Housing and Urban (HUD) Annual Performance and Evaluation Report congratulates Waterford Township on its accomplishments

and very good progress of its Community Development Block Grant (CDBG) program.

The following report was presented:
Community Planning & Development, October 2007

Moved by Fox,
Supported by O'Shea, RESOLVED, to receive the foregoing report.

Motion carried unanimously.

Township Attorney Peter Donlin presented the following:

Amendment to the Code of Ordinances, Chapter 17, Water and Sewers

Sec. 17-173: Sub-section B is new and supplements the State Statute which provides that a property owner who leases to a tenant may avoid the lien potential for delinquencies on the property by having the tenant become the person or entity be responsible for water or sewer services during the period of tenancy. The procedures are set forth therein. Paragraph A is unchanged.

Sec. 17-326: There is a new definition of "multiple occupancy", as becomes necessary with the new provisions of Sec. 17-344. The definition of "Service pipe" is clarified and expanded upon.

Sec. 17-329: This is amended to regulate the metering on new connections (service pipe) after January 1, 2008, and to meet the new requirement of Sec. 17-344.

Sec. 17-330: Subsection c is amended to also match the new regulations on how water will be provided and metered, to multiple occupancy structures.

Sec. 17-335. E: This subsection was inadvertently removed by a previous amendment.

Sec. 17-344: This section is re-written to implement the policy to eliminate service pipe connections affecting more than one structure, which structures serve multiple occupancies but only have one meter.

It is ordained that Chapter 17, "Water and Sewers", of the Code of Ordinances be amended in part, to read as follows:

Sec. 17-173 Delinquent Charges, Usage or Other Cost Due, Lien, Tax Rolls Assessed: Exceptions Where Lessee Provides Deposit

A. All delinquent charges for lateral benefit fee, front footage fee, capital charge, charges for sewage disposal service, cost reimbursement and penalties shall be a lien on the premises served, as set forth herein. On August 15th of each year, any such charges which have been delinquent ninety (90) days or more shall be transferred to the next tax roll against the premises served, plus a surcharge of ten (10) percent to cover certain administrative expenses of the township. Such charges shall be collected and such lien shall be enforced in the same manner as provided in respect to taxes assessed upon such roll under the general property tax law.

B. In the case where a lease has been legally executed for property served by township water or sanitary sewer, the property owner shall not be subject to the lien provisions above where the lessee and the property owner comply with requirement of this Section, and MCL 123.165. All of the following must be completed to exempt the property owner from the lien provision:

1. An affidavit filed with the Department of Public Works by the property owner that a lease has been legally executed which provides that the lessee shall be legally responsible for all amounts due to the township for water and sewage charges. A copy of the lease shall be attached to the affidavit, with the expiration date thereon. If there is no written lease, the date of expiration shall be stated in the affidavit.

2. The Lessee shall provide a deposit in an amount equal to two times the average quarterly water and sewer invoice before the Department shall be required to provide or continue services. The deposit shall be held for and applied to any delinquent charges, as stated above.

3. Twenty (20) days written notice shall be given to the Department of Public Works by the Lessor of any cancellation, change in, or termination of the lease.

In the event of a failure to comply with any of the above requirements or the termination of the Lessee's responsibility to pay the water and sewer expenses, or upon written notice by Department that the Tenant is in default on payment of such charges, the Lessor's property shall be thereafter subject to the lien provisions of this section, and the property owner shall be liable for all such water and sewer expenses which were incurred thereafter.

Sec. 17.326 Definitions

The following definition shall be added:

"Multiple occupancy" means a structure or building containing separated units of occupancy where there are two or more such separate occupants, users or residents, each of which has access to municipal water supplied to the structure or building.

The following existing definition shall be amended to read:

"Service pipe" means that portion of the water pipe extending from the supply pipe from the point of the private property line into the building or structure being served with water, and shall include the water meter attached to the service pipe.

Sec. 17.329 Service Pipes and Supply Pipe Connections

A. Unchanged
B. Unchanged
C. No water shall be passed through any service pipe, as defined herein, unless the installation of said pipe(s) is in conformance with the code of ordinances or other applicable regulations and has been installed under the supervision and inspection of the Department of Public Works staff. For each service pipe installed after January 1, 2008, only one (1) domestic master meter may be installed. Such meter can be installed inside the premises, or in a meter pit for commercial applications

Any proposed connection through which water may pass from one (1) property or premise to another or within multiple occupancies shall be only as set forth in Section 17-344, or as may be specially approved by the director.

Sec. 17-330 Water use regulation; metering charges

A. Unchanged

B. Unchanged

C. In cases where multiple occupancies are served by a single meter, the owner or entity contracting for service under that meter shall be responsible for payment of the water provided to that metered structure.

In existing multiple meter installations, no master meter will be allowed unless said master meter is maintained and read by the Department of Public Work staff, and the multiple meters are read by the owners.

D. Unchanged
E. Unchanged
F. Unchanged

Sec. 17-335 Fire Hydrants

A. Unchanged
B. Unchanged
C. Unchanged
D. Unchanged
E. Hydrants are located within the road right-of-way or easement

and any person desiring to have a hydrant moved to another location shall bear the complete cost of moving such hydrant.

Sec. 17-344 Multiple occupancies; minimum quarterly Charge

A. All applications filed with the Department of Public Works for water service after December 31, 2007 to new commercial development with multiple occupancies shall have one service line and meter for each separate building structure, except in cases of commercial services that require a compound meter.

B. All residential developments constructed as attached condominiums of multiple occupancies shall be served by a separate supply pipe, service pipe, and meter to each such dwelling unit or occupancy.

C. All residential developments constructed as rental units of multiple occupancies shall be served by one service pipe and meter for each separate building or structure.

D. In cases where a landscape sprinkling system is in place, for use of water solely for that purpose, a separate meter may be installed for service on that water line, subject to the rules of the Department and the ordinances.

E. In cases of premises served by one service line and meter, there shall be a quarterly or other periodic charge of such amount as established by the Township Board from time to time.

Moved by Fox,
Supported by O'Shea, RESOLVED, to approve the foregoing Amendment to Ordinances, Chapter 17, Water and Sewers for First Introduction, direct the Clerk publish it and place it on the next agenda for final adoption.

Motion carried unanimously.

Building & Engineering Director Doug Bradley presented the following:

For many years Waterford Township, the Waterford School District and the Road Commission for Oakland County have followed a policy of sharing equally in the cost of installation and upgrade of traffic control devices in the areas of school buildings. Each year funds are allocated in the Capital – Facilities & Other line item of the General Funds Improvement & Revolving Fund (24690 – 97107) to cover such projects.

Attached for your reference is a copy of a cover letter, agreement form and invoices recently received from the RCOC for installation of new traffic control devices (illuminated speed limit signs with flashers) that have been installed along

Cass Lake Road in the vicinity of Crary Middle School. The attached invoices indicate the total cost for the installation of these traffic control devices is $10,378.09. The Cost Participation Agreement, in keeping with the established policy, requests Waterford Township agree to fund 1/3 of this total cost, or $3,459.36.

If this proposal is acceptable, the Board should pass a resolution authorizing the Township Supervisor to sign the attached Cost Participation Agreement for Traffic Control Device and designate that the cost of the work shall be paid from funds allocated to line item 24690 – 97107 of the 2007 Township Budget.

Moved by Fox,
Supported by Birch, RESOLVED, to approve the Cost Participation Agreement with Oakland County for traffic control devices at Crary Middle School.

Motion carried unanimously.

Betty Fortino, Clerk requested the reappointment of Dorothy Gregory and Florence Anderson to the Waterford Township Board of Canvassers.

Moved by O'Shea,
Supported by Fortino, RESOLVED, to reappoint Dorothy Gregory and Florence Anderson to the Board of Canvassers, term to expire 12/31/1011.

Motion carried unanimously.

Betty Fortino, Clerk had received a request for the transfer of a Class C licensed business located at 2505 Pontiac Lake Road. All requirements have been met.

Moved by Fortino,
Supported by O'Shea, RESOLVED, to approve the request from 2505, Inc. to transfer ownership of escrowed 2006 Class C licensed business with Dance-Entertainment Permit from Vallarta's Grill LLC, located at 2505 Pontiac Lake Road, Waterford, Michigan 48328, Oakland County.

Motion carried unanimously.

Fiscal & Human Resource Director Rob Seeterlin requested November 26 be established as the Public Hearing date for the upcoming budget. A notice was published in the newspaper.

Moved by Fortino,
Supported by O'Shea, RESOLVED, to set November 26, 2007 as the Public Hearing date for the Waterford Township 2008 Budget.

Motion carried unanimously.

Community Planning & Development Director Robert Vallina presented the following:

The attached Hardship Planned Unit Development case has been submitted for your review and consideration by the purchasers of the subject property, Baseball Heroes of Oakland County, with the support of the current owners, Timana, LLC. The subject property is located on the southeast corner of Summit Dr. and E. Mall Dr., as shown on the map below:


INTERMEDIATE SCH ADMIN BLDG
2214
313
E MALL DR
SEARS AUTO CENTER 425
PICNIC AREA
TARGET
355
2290
2224
2220
ONAGON TRL
307
327

The subject property has been zoned C-2 General Business since the early 1970's. While the C-2 zoning district allows for certain entertainment uses, they are restricted to indoor activities. In particular, such outdoor uses as ballparks are prohibited in the C-2 zoning district by the current Zoning Ordinance and are only allowed in the R-A1, Public Recreation and R-A2, Commercial Recreation zoning districts. The C-2 zoning district also possesses height restrictions, minimum parking requirements, and signage restrictions that prohibit consideration of a ballpark in the C-2 zoning district.

The Zoning Ordinance does however provide a mechanism for relief. It is found under Section 2541, Hardship Planned Unit Development, of the Zoning Ordinance. This section states,

> It is the intent of this section to provide a site specific administrative remedy to allow reasonable use of property in those limited instances in which a property owner demonstrates to the legislative body that (1) the applicant's property cannot be used for the purposes permitted in the zoning district, (2)

the plight is due to unique circumstances peculiar to the property and not to the general neighborhood conditions, (3) the proposed development and use would not alter the essential character of the area, and (4) the applicant's problem has not been self-created.

If and when a property owner meets such four-part threshold burden of proof, it is not intended that any use may then be approved. Rather, this section is intended to authorize administrative relief to the minimum extent necessary to allow reasonable and appropriate uses of property on the particular site, taking into consideration the objective of achieving compatibility and high quality development.

If a property owner is requesting to vary the use of their property from what is permitted under the zoning district in which the property is located, this section of the Ordinance provides a hearing process before the Township Board. The Township Board is required to hear a presentation from Township staff on the zoning regulations in this case, from the applicant on how the request meets the four part threshold burden of proof, and allow the public to comment on the request. I have attached to this memo a copy of the required hearing procedure for your information.

The applicants are requesting an HPUD to construct the ballpark facility as shown on the site plan included in their application package. As part of their ballpark facility, the applicants are also requesting that they be allowed to construct eight (8) light poles with a maximum height not to exceed 100 ft., to replace the existing legal nonconforming Summit Place bulletin board sign with the 30 ft. by 15 ft. combined electronic reader board/ballpark sign shown on the submitted site plan, and to combine the ballpark and mall parking into a reduced number of spaces that would be shared. Staff has conducted an analysis of the requested outdoor ballpark use variance, ballpark light pole height variance, ballpark sign variance, and ballpark/mall shared parking variance that are incorporated into the applicant's HPUD request.

HPUD Standards as Applied to the Outdoor Ballpark Use

In reviewing the application and the facts of this particular case, as well as the analysis developed by the EDC's consultants thus far for the Planned Destination planning process, there is support for the conclusion that the mall area possesses an excess capacity of existing building space dedicated to C-2 zoning district permitted uses. This fact, combined with the construction of the nearby Great Lakes Crossing regional retail area and the changes in overall consumer shopping habits, including internet shopping, have contributed to the obsolescence of the Summit Mall area as a destination area solely consisting of retail shopping. Consistent with their final community workshop presentation on July 10, 2007, it is staff's understanding that the EDC consultants will be recommending in their final report that to revive and then preserve the long-term viability of the mall area as a planned destination, other uses need to be introduced and developed as part of a long-term redevelopment effort. One of those recommended uses is recreational and sports facilities including minor league baseball. One of the conclusions expressed by the consultants at the final community workshop was that entertainment venues and the reconfiguration/concentration of retail must lead the redevelopment effort. Considering the EDC consultants' conclusions, and the existing site plan designation of the subject property for overflow parking, for all practical purposes the subject property cannot be used for the uses permitted in the current zoning district without further contributing to the economic obsolescence and deterioration of the mall area. Furthermore, it can be concluded from the above that the applicant's plight is due to the unique circumstances peculiar to the subject property and not to general neighborhood conditions. Additionally, the applicant's suggested use would not alter the essential character of the area, because that area was originally planned as a regional destination for people to gather for social activities and is currently master planned as a planned destination accommodating a variety of mixed land uses to maintain a regional retail and entertainment destination. With respect to the final HPUD standard, considering the above considerations and master planning for this area, the applicant's problem has not been self-created.

HPUD Light Pole Height Variance Component

For a minor league ballpark to be economically viable, staff accepts the need to install effective lighting. The applicant is proposing the ballpark lightpoles to not exceed a maximum height of 100 ft. The westernmost light poles will be nearly 900 ft. and the easternmost light poles over 1,300 ft. from the nearest residential homes on Marion St., and the northernmost poles will be over 1,300 ft. and the southernmost light poles nearly 1,600 ft. from the residential units at Waterford Meadows. Additionally, the residential homes on Marion St. are screened by both rear yard vegetation and the Summit West and Lunghamer Chevrolet buildings. Waterford Meadows is screened by the substantial vegetation surrounding the wetlands located south of the southernmost residential units. Finally, since the focus of the lighting is required to point downward at such an angle so as to cover the field, there is little likelihood of the lights negatively impacting nearby residential properties. For instance, if the easternmost lights are set at an angle of 60 degrees from the bottom of the pole, the principle direction of the lights will be onto the ballfield and approximately 1,080 ft. from the nearest residential home. Even if the same lights were set at an extreme angle of 85 degrees, which will shed very little light onto the field, the principle direction of the lights will be onto the top of the Lunghamer Chevrolet building at a point approximately 520 ft. from the nearest residential home. While stadium lighting generally will contain shielding, the Community Planning and Development Department staff will ensure that such shielding is noted as a requirement during the site plan review process. Based on this information, staff finds the lightpole height request consistent with and accessory to the ballpark use request and incorporating the lightpole height allowance into an HPUD approval will not negatively impact the surrounding area.

HPUD Ballpark Sign Variance Component

The applicants' ballpark development is proposed to be located on a mall area parcel that does not possess any Telegraph Road or Elizabeth Lake Road frontage. The applicants would like to have some form of signage for their proposed facility. The applicants are requesting authorization to remove the existing Summit Place Mall bulletin board sign located on Telegraph Road (shown in the photo below) and replace it with a 30 ft. tall by 15 ft. wide combination electronic reader board and ballpark sign. The intent is to use the reader board to advertise both ballpark and mall events. Since the proposed sign would be used for properties interrelated with the purpose of a planned destination area with shared parking, shared signage, and shared access, the Township Board could interpret the term "premises" as it relates to the proposed post-pylon sign structure and the definition of accessory sign in Section 2701.2 of the Waterford Township Zoning Ordinance to include all principal uses located on Parcel #13-25-200-027 and on Parcel #13-25-200-023. The owners of the ballpark and the Summit Place Mall can then be required to enter into a shared signage agreement for the shared use and operation of the sign. This would allow the applicant to install the requested sign without creating an off-site sign. While the size of the sign is excessive by Zoning Ordinance standards, this area is unique in the Township with the combined mall area properties contained in a 205 acre area with over 3,400 ft. of Telegraph Road frontage and nearly 2,600 ft. of Elizabeth Lake Road frontage. The combined estimated current sign area for the various mall area properties along Telegraph Road is 805 sq. ft. (*this includes the Summit Place, Summit Place bulletin board, Summit Crossings/North, Red Lobster, Popeye's, and Don Pablo's signs*). The applicants' sign request would add an additional 120 sq. ft. of sign area to this existing total. For comparison purposes, the Summit Crossings/North sign is 38.5 ft. tall and 25 ft. wide, so the applicants' request will not exceed the height or width of this existing approved sign. Within the context of an accessory sign used for both the ballpark and the mall, staff finds the applicants' sign request to be consistent with the spirit of the Zoning Ordinance to allow accessory signs and prohibit non-accessory signs. Staff also finds the sign request consistent with and accessory to the ballpark use request and incorporating the sign allowance into an HPUD approval will not negatively impact the surrounding area.



HPUD Ballpark/Mall Shared Parking Variance Component

The applicants' ballpark development is proposed to be located on a mall area parcel that was incorporated into the Summit Place Mall site plan as part of the required parking, specifically as overflow parking. Staff has prepared an analysis of the parking requirements for the Summit Place Mall, which is attached to this memo and HPUD procedures. Based on this analysis, staff finds the shared parking/total required parking spaces request consistent with and accessory to the ballpark use request and incorporating the parking allowance into an HPUD approval will not negatively impact the surrounding area, with the stipulation that such approval should be expressly conditioned upon the ballpark facility and mall entity entering into and recording a reciprocal cross access and shared parking agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreement not be terminated or amended without the written approval of the Township.

STAFF RECOMMENDATION

Based upon the preceding analysis, staff is of the opinion that the applicants have demonstrated that they have submitted a request that meets the four-part threshold burden of proof outlined in Zoning Ordinance Section 2541.2 A through D. Staff supports the approval of the applicant's request provided that conditions are included that require the ballpark facility and mall entity to enter into and record both a reciprocal cross access and shared parking agreement and a shared signage agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreements not be terminated or amended without the written approval of the Township.

Since the plan that has been submitted is a preliminary or conceptual plan without all of the details typically required for site plan and engineering approvals, staff also recommends that a condition be included requiring the applicant to apply for and obtain site plan approval, engineering approval, and all other required permits and approvals in the manner required by Township ordinances for the development and construction of a ballpark and accessory structures and amenities on the site. Additionally, consistent with the HPUD requirement found in Section 2541.F.3, staff recommends a condition requiring the applicant to record an affidavit approved by the Township Staff and Township Attorney at the Office of the Register of Deeds in connection with the property to ensure compliance with ordinance requirements.

If the Township Board sees merit in the applicant's request and the stipulations recommended by staff, the following resolution is provided for consideration by the Board:

RESOLVED, based on the following findings:

- that the vacant parcel identified as Parcel ID#13-25-200-023 was incorporated into the site plan for Summit Place Mall and is dedicated and restricted to use as an overflow parking area for the mall,
- the subject parcel in practice has never been used for overflow parking,
- the conclusions of the EDC Planned Destination planning and economic analysis consultants have confirmed the applicant's claim that there is a surplus of retail building space on the mall properties that restricts the property owner from using the subject property for the purposes permitted in the C-2, General Business zoning district,
- the applicants' plight is due to the unique circumstances peculiar to the subject property as it constitutes an area that is dedicated and restricted to overflow parking of a regional retail mall area that has reached or exceeded its potential for sustainable retail commercial development,
- the applicants' suggested use would not alter the essential character of the area either as originally planned as a regional destination for people to gather for social activities or as currently master planned as a planned destination accommodating a variety of mixed land uses to maintain a regional retail and entertainment destination,
- the applicant's problem has not been self-created, and
- the relief requested, being the use and development of the subject property and accessory uses, is the minimum relief necessary to allow reasonable and appropriate uses of property on the particular site, taking into consideration the objective of achieving compatibility and high quality development, as well as consistency with the master plan objectives for this area,

The Charter Township of Waterford Board of Trustees does hereby approve in accordance with Section 2541 of the Waterford Township Zoning Ordinance, a hardship planned unit development for Parcel ID#13-25-200-023 to construct and operate an open air ballpark facility in accordance with the HPUD site plan submittal dated November 1, 2007 and including the following allowances and conditions:

- Eight (8) ballpark light poles are permitted to be constructed to a maximum height not to exceed one hundred (100) ft.
- The existing legal nonconforming Summit Place Mall bulletin board sign located on Parcel #13-25-200-027 is permitted to be removed and replaced with a thirty (30) ft. in height by fifteen (15) ft. in width sign as portrayed on the HPUD site plan submittal dated November 1, 2007 and to serve as an accessory sign for Parcels #13-25-200-027, -013, and -023 with the condition that the ballpark facility and mall entity enter into and record a reciprocal shared signage agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreement not be terminated or amended without the written approval of the Township.
- The minimum parking requirements for the ballpark facility on Parcel ID #13-25-200-023 are waived and in its place the minimum parking spaces required for the mall entity (Parcel ID #'s 13-25-200-004, -008, -013, -023, -026, and -027) is permitted to be 5,950 parking spaces for the existing building capacity, less the theater building on Parcel ID #13-25-200-013 to be demolished, and to be shared with the minor league ballpark facility to be constructed on Parcel ID #13-25-200-023, with the condition that the ballpark facility and mall entity enter into and record a reciprocal cross access and shared parking agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreement not be terminated or amended without the written approval of the Township.
- This approval shall apply only to the specific concept plan and use granted, and shall be subject to all specifications, terms and conditions included on the plan and in this decision.
- This approval constitutes an approval of the use based on the conceptual plans that have been submitted, and it is therefore further conditioned on the applicant applying for and obtaining site plan approval, engineering approval, and all other required permits and approvals in the manner required by Township ordinances for the construction of the ballpark and accessory structures and amenities.
- This approval shall not be final until an affidavit approved by the Township Staff and Township Attorney is recorded at the Office of the Register of Deeds in connection with the property.

This case will appear before you at your November 14, 2007 meeting so that the applicants' request can be heard and for your determination through the hearing procedure whether their request meets the four part threshold burden of proof. I shall be in attendance to present the zoning regulations involved in this case and to answer any questions you may have regarding this issue.

If you have any questions regarding the procedure involved for the Parcel ID#13-25-200-023 case that you would like answered prior to the Board meeting, please do not hesitate to contact me at (248) 618-7443.

Supervisor Solden then opened a Public Hearing at 6:44 PM for the above Hardship Planned Unit Development. The Hearing was closed at 6:46 PM.

Moved by Fortino,
Supported by Fox, RESOLVED, based on the following findings:

- that the vacant parcel identified as Parcel ID#13-25-200-023 was incorporated into the site plan for Summit Place Mall and is dedicated and restricted to use as an overflow parking area for the mall,
- the subject parcel in practice has never been used for overflow parking,
- the conclusions of the EDC Planned Destination planning and economic analysis consultants have confirmed the applicant's claim that there is a surplus of retail building space on the mall properties that restricts the property owner from using the subject property for the purposes permitted in the C-2, General Business zoning district,
- the applicants' plight is due to the unique circumstances peculiar to the subject property as it constitutes an area that is dedicated and restricted to overflow parking of a regional retail mall area that has reached or exceeded its potential for sustainable retail commercial development,
- the applicants' suggested use would not alter the essential character of the area either as originally planned as a regional destination for people to gather for social activities or as currently master planned as a planned destination accommodating a variety of mixed land uses to maintain a regional retail and entertainment destination,
- the applicant's problem has not been self-created, and
- the relief requested, being the use and development of the subject property and accessory uses, is the minimum relief necessary to allow reasonable and appropriate uses of property on the particular site, taking into consideration the objective of achieving compatibility and high quality development, as well as consistency with the master plan objectives for this area,

The Charter Township of Waterford Board of Trustees does hereby approve in accordance with Section 2541 of the Waterford Township Zoning Ordinance, a hardship planned unit development for Parcel ID#13-25-200-023 to construct and operate an open air ballpark facility in accordance with the HPUD site plan submittal dated November 1, 2007 and including the following allowances and conditions:

- Eight (8) ballpark light poles are permitted to be constructed to a maximum height not to exceed one hundred (100) ft.
- The existing legal nonconforming Summit Place Mall bulletin board sign located on Parcel #13-25-200-027 is permitted to be removed and replaced with a thirty (30) ft. in height by fifteen (15) ft. in width sign as portrayed on the HPUD site plan submittal dated November 1, 2007 and to serve as an accessory sign for Parcels #13-25-200-027, -013, and -023 with the condition that the ballpark facility and mall entity enter into and record a

reciprocal shared signage agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreement not be terminated or amended without the written approval of the Township.

- The minimum parking requirements for the ballpark facility on Parcel ID #13-25-200-023 are waived and in its place the minimum parking spaces required for the mall entity (Parcel ID #'s 13-25-200-004, -008, -013, -023, -026, and -027) is permitted to be 5,950 parking spaces for the existing building capacity, less the theater building on Parcel ID #13-25-200-013 to be demolished, and to be shared with the minor league ballpark facility to be constructed on Parcel ID #13-25-200-023, with the condition that the ballpark facility and mall entity enter into and record a reciprocal cross access and shared parking agreement in a manner approved by the Township Staff and Attorney and with the proviso that such agreement not be terminated or amended without the written approval of the Township.
- This approval shall apply only to the specific concept plan and use granted, and shall be subject to all specifications, terms and conditions included on the plan and in this decision.
- This approval constitutes an approval of the use based on the conceptual plans that have been submitted, and it is therefore further conditioned on the applicant applying for and obtaining site plan approval, engineering approval, and all other required permits and approvals in the manner required by Township ordinances for the construction of the ballpark and accessory structures and amenities.
- This approval shall not be final until an affidavit approved by the Township Staff and Township Attorney is recorded at the Office of the Register of Deeds in connection with the property.

Motion carried unanimously.

Resolutions were presented to establish public hearing dates for Special Assessment Districts for street lighting.

Moved by Fortino,
Supported by Birch, RESOLVED, to establish November 26, 2007 as the Public Hearing date for Special Assessment District no. 157, street lighting for Divot Drive.

Motion carried unanimously.

Moved by O'Shea,
Supported by Fox, RESOLVED, to establish November 26, 2007 as the Public Hearing date for Special Assessment District no. 158, street lighting for Artesian Drive.

Motion carried unanimously.

Moved by Fox,

Supported by Maloney, RESOLVED, to adjourn at 6:59 PM.

Motion carried unanimously.

Betty Fortino, Clerk

Carl Solden Supervisor

SECTION 2541. HARDSHIP PLANNED UNIT DEVELOPMENT. (Effective 12/12/97)

1. Intent and Purpose

It is the intent of this section to provide a site specific administrative remedy to allow reasonable use of property in those limited instances in which a property owner demonstrates to the legislative body that (1) the applicant's property cannot be used for the purposes permitted in the zoning district, (2) the plight is due to unique circumstances peculiar to the property and not to the general neighborhood conditions, (3) the proposed development and use would not alter the essential character of the area, and (4) the applicant's problem has not been self-created.

If and when a property owner meets such four-part threshold burden of proof, it is not intended that any use may then be approved. Rather, this section is intended to authorize administrative relief to the minimum extent necessary to allow reasonable and appropriate uses of property on the particular site, taking into consideration the objective of achieving compatibility hand high quality development.

In order to satisfy the finality requirements dictated by the Michigan Supreme Court in *Paragon Properties Company v City of Novi*, a property owner shall not be required to seek variance relief at the Zoning Board of Appeals if relief is sought and final action has been taken under this Section.

2. Application Requirements

An application for a Hardship Planned Unit Development shall include the name, address, and phone number of the owner of the property, as well as the applicant, a description of the property, a plan drawn to scale detailing the specific use and improvements proposed by the applicant, and a summary of the facts which support each of the following conclusions:

A. Applicant's property cannot be used for the purposes permitted in the zoning district.

B. Applicant's plight is due to unique circumstances peculiar to his property and not to general neighborhood conditions.

C. Applicant's suggested use would not alter the essential character of the area.

D. Applicant's problem has not been self-created.

At the end of each statement (A through D) identify all persons who will appear at the hearing with respect to each of the facts, and, separately, identify all persons who will appear at the hearing relative to each respective conclusion (and if any person is to be offered as an expert witness, include with the application a resume which shows the education and experience of such person within the particular area of expertise). The application shall also be accompanied by the review fee in the amount specific by Township Board resolution.

3. Pre-Hearing Conference

A. Prior to the scheduling of a hearing, the applicant shall contact the Township Supervisor for the purpose of scheduling a pre-hearing conference.

B. The purposes of the pre-hearing conference shall be to:

1. Review the procedure for the hearing and identify all persons who will appear (directly or through affidavit) and the evidence to be offered on behalf of the applicant.
2. Attempt to secure a statement of agreed upon fact to be used to narrow the matters of dispute and shorten the hearing.
3. Explore a means of providing relief to the applicant by way of non-use variance from the Zoning Board of Appeals.
4. Discuss the need, desirability, and the terms of providing a verbatim record of the hearing.

C. A representative of the planning staff and representatives of the Planning Commission shall be invited to the conference. In addition, the Township Supervisor may invite other Township staff members and/or consultants to the pre-hearing conference based upon the application submitted, and taking into consideration the discussion with the applicant or the applicant's representative.

D. The pre-hearing conference shall be scheduled and conducted on an expeditious basis so as to avoid unreasonable delay to the applicant. Sufficient time shall be taken, however, to achieve the purposes of the pre-hearing conference, stated above

4. Hearing Procedure

A. The applicant shall have the burden of proof. In order to be entitled to relief, the applicant must demonstrate each of the four factors set for in paragraphs A through D of paragraph 2, above.

B. Manner of Presentation at the Township Board.

1. The Township Board shall conduct a public hearing, utilizing the procedures below.
2. Township representatives shall present an overview of the zoning regulations involved. This may include an indication of the objectives sought to be achieved in the zoning district, and any planning engineering, financial, environmental or other consideration which are generally relevant within the zoning district and/or in the general area of the property at issue. The applicant may present witnesses, including the applicant, or may submit affidavits, for the purpose of attempting to prove facts or conclusions. The applicant shall be provided with the opportunity to present all testimony and evidence proposed to be presented at the pre-hearing conference, either through witnesses or affidavits, however, the chairperson of the Township Board may restrict testimony and evidence which would result in unreasonable duplication. In addition, by motion made on its own or at the request of a person at the hearing, the Township Board may require the presence of any witness who has offered either testimony by affidavit on a material question of fact or testimony of an expert nature, with the view of permitting members of the Township Board to ask questions of such witnesses.
3. At the conclusion of the applicant's presentation, interested persons attending the hearing shall be provided with the opportunity to present testimony and evidence in the same manner and subject to requiring the presence and questioning of witnesses, as provided above for the applicant.
4. When interested persons have completed their presentations, at the same meeting and/or at an adjourned meeting date, testimony and evidence may be presented on behalf of the Township in the same manner, and subject to requiring the presence and questioning of witnesses, as provided above for the applicant. The purpose of such presentation shall be to ensure that a full picture, including all relevant information, is before the Township Board of consideration as it relates to the specific application presented.
5. If testimony or evidence has been offered by or on behalf of interested persons and/or the Township, the applicant shall have the opportunity to make a responsive presentation, restricted to answering the points raised by interested persons and Township representative. The manner of presenting witnesses, and requirement of their presence and questioning, shall be the same as provided above for the applicant's principal presentation.
6. At the hearing, the Township Board may determine to establish other rules of procedure, such as meeting hours on any given day, procedure for presentations by interested persons and/or on behalf of the Township, or other rules found to be necessary or appropriate by the Township Board. When questions of procedure arise during the hearing, the Township Supervisor may solicit the recommendation of the representatives of both the applicant and the Township.
7. If a hearing is not completed at a given meeting within the time period allowed by the Township Board, the Township Board shall adjourn the hearing to a date certain for continuation.

5. Decision of the Township Board

A. The Township Board may deem it appropriate in any given case to provide an opportunity for anyone presenting testimony or evidence to submit proposed findings of fact and conclusions.

B. At the conclusion of the hearing, the Township Board may make its decision at the meeting, or it may adjourn the hearing to a new date for the purpose of reviewing the testimony and evidence, and reviewing proposed findings and conclusions submitted by the hearing participants, in preparation for making its decision.

C. If the Township Board determines to grant a hardship planned unit development, it shall be the minimum relief required to allow reasonable use of the property, while maintaining the essential character of the area. The motion may include conditions that are authorized by law.

D. If the Township Board adopts a motion to grant a hardship planned unit development, such motion may be made as a tentative grant of relief, subject to review and recommendation by the planning commission, planning director/consultant, engineer or other person or official with expertise, with a view of obtaining recommendations on any conditions that may be relevant and authorized by law, and for the further purpose of ensuring that the grant of relief would not violate applicable law. If a motion authorizing such a tentative grant of relief is made, the Township Board, in the same motion, should request the completion of all reviews by other boards or persons by a specific date, so that relief may be expeditiously finalized.

E. If the Township Board adopts a motion to grant a hardship planned unit development, the relief granted shall be in the form of a site specific plan and use, subject to all specifications, terms and conditions included on the plan and in the decision.

F. Effect of Approval:

1. Approval of a hardship planned unit development shall apply only to the specific plan and sue granted, and shall be subject to all specifications, terms and conditions included on the plan and in the decision granting the approval. An approval under this Section shall not be final until such time as the Applicant records an Affidavit at the office of the Register of Deeds in connection with the property. Such Affidavit shall be in a form approved by the Township Attorney.
2. An approval under this Section shall be effective for a period of one year, and shall thereafter be void unless actual structural improvements have been commenced on the property pursuant to building permit.
3. If the Township Board approves an application, the Planning Department shall place a notation on the zoning map providing notice that site specific relief has been approved on the property.

EXHIBIT D

SHOPPING CENTER BASEBALL COMMON AREA


NOWAK & FRAUS
ELIZABETH LAKE ROAD
TELEGRAPH ROAD
SUMMIT DRIVE

Description of Area for Shared Parking Agreement

The Shared Parking Agreement shall pertain to all parking spaces lying within the "Cinema Parcel", also identified as Tax Parcel ID # 13-25-200-013, and also all parking spaces lying within the Northerly 540.00 feet of the Westerly 511.42 feet of the Summit Mall Parcel, also identified as Tax Parcel ID # 13-25-200-027.

Boundary Description for Shared Parking Agreement

Located in the Northeast 1/4 of section 25, T.3N., R.9E., Waterford Township, Oakland County, Michigan and being more particularly described as:

Commencing at the East 1/4 corner of said Section 28, T.3N., R.9E.; thence Due West, 1872.83 feet; thence N.00°31'40"W., 1390.48 feet to the Point of Beginning; thence continuing N.00°31'40"W., 540.00 feet; thence N.89°27'50"E., 186.00 feet; thence S.00°31'40"E., 111.00 feet; thence N.89°27'50"E., 250.00 feet; thence N.00°31'40"W., 111.00 feet; thence N.89°27'50"E., 75.42 feet; thence S.00°31'40"E., 540.00 feet; thence S.89°27'50"W., 511.42 feet to the Point of Beginning.

Containing 248,416 sq. ft. or 5.703 acres in area and being subject to all easements and restrictions of record.



DIAMOND
AT THE
SUMMIT
"Ride the Wave"
LOCATION MAP
SITE INFORMATION
PARKING CALCULATIONS
CALL MISS DIG
811
FX
McCarthy & Smith
SDI
ETS
Nowak & Fraus
SUMMIT DRIVE
BALL DRIVE
LIGHT POLE LEGEND
LIGHTING SCHEDULE
LIGHTING NOTE
PAVING LEGEND
LEGEND
C-3
MDOT SIDEWALK RAMP DETAIL ALL TYPES
CURB & WALK RAMP DETAIL
BARRIER FREE PARKING SIGNS

EXHIBIT E

BASEBALL PARCEL SITE PLAN



SCALE: 1" = 40'
BEARING REFERENCE NOTE
FLOOD HAZARD NOTE
UTILITY NOTE
INGRESS / EGRESS NOTE
LEGAL DESCRIPTION
SURVEYOR'S CERTIFICATE OF SURVEY
LOCATION MAP
Site
NOWAK
&
FRAUS
Consulting Engineers
Land Surveyors
Land Planners
PARCEL
359,342 SQUARE FEET OR 8.249 ACRES
ZONED C-2
SUMMIT DRIVE
P.O.B.
PARCEL
PARKING LEGEND
HARDSHIP PLANNED UNIT DEVELOPMENT NOTE
PARKING CALCULATIONS
SURVEY NOTES
SITE INFORMATION
EASEMENT NOTE
LEGEND
SEE SHEET 2 OF 2 FOR TITLE NOTES
ALTA/ACSM
Land Title Survey
1 of 2

LIBER 40661 PG099

291

EXHIBIT F

TELEGRAPH ROAD SIGNAGE


TELEGRAPH RD.
Ballpark Sign Easement Area
EXCEPTION '3'
EASEMENT L.10191, P.093
(PLANTED AREA)
EXCEPTION '4'
CINEMA SIGN
730 SPACES
13 H.C.
KOHL'S
SEARS PARCEL
580.22'
516.67'
S89°28'20"W 566.74'
N89°27'50"E
N89°25'13"E 166.36'
FUTURE PA
PART OF 13-25-200-046
13-25-200-018
HIGHEST OVERHANG 30.2'
93.85 HIGHEST POINT
TOTAL P.001

EXHIBIT G

PAVING & STRIPING OF SCP-BCA

Estimated Cost = $200,000 **Projected Life Span = 10 years**

TABLE 1 – Depreciation Schedule

After Year One	$180,000	After Year Six	80,000
After Year Two	160,000	After Year Seven	60,000
After Year Three	140,000	After Year Eight	40,000
After Year Four	120,000	After Year Nine	20,000
After Year Five	100,000	After Year Ten	0

TABLE 2 – Repayment Schedule upon Rescission of Parking Rights

After Year One	90% of cost or $180K	After Year Six	40% of cost or $80K
After Year Two	80% of cost or $160K	After Year Seven	30% of cost or $60K
After Year Three	70% of cost or $140K	After Year Eight	20% of cost or $40K
After Year Four	60% of cost or $120K	After Year Nine	10% of cost or $20K
After Year Five	50% of cost or $100K	After Year Ten	0% of cost or $ 0

TABLE 3 – Annual Cost of Paving and Striping

Year One	$20,000	Year Six	20,000
Year Two	20,000	Year Seven	20,000
Year Three	20,000	Year Eight	20,000
Year Four	20,000	Year Nine	20,000
Year Five	20,000	Year Ten	20,000

TABLE 4 – Annual Reimbursement Rate for Paving & Striping Based on Mall Occupancy Rate

≤ 40% = 0% x $20,000 = 0
41-50% = 10% x $20,000 = $2,000
51-59% = 20% = $20,000 = 4,000
60-69% = 30% = $20,000 = 6,000
70-79% = 40% = $20,000 = 8,000
80-89% = 45% = $20,000 = 9,000
≥ 90% = 50% = $20,000 = 10,000

EXHIBIT 6.5

LETTER AGREEMENT BETWEEN COMPANY AND ROSS HOMES, INC. DATED OCTOBER 24, 2008, FOR BUILD-OUT OF BASEBALL ACADEMY

ROSS HOMES INC.

4568 ELIZABETH LAKE ROAD
WATERFORD, MICHIGAN 48328
(248) 682-8831
FAX: (248) 682-8517

October 24, 2008

Baseball Heroes of Oakland Co. LP
dba Oakland County Cruisers
315-130 N. Telegraph Rd.
Waterford, Mi. 48328
248-681-0700

Dear Sirs,

We propose to furnish the following materials and labor required to renovate the existing space at 277 Summit Dr., based on your drawing pages A0-0, A0-2, A1-1, A1-2, A1-3, A1-4, A1-5, A1-6, A1-7, and A1-8 dated September 5, 2008:

Demolition and Disposal
Block removal and replacement, lintels, frames and glazing at front openings
Concrete patching as required based on an Allowance of $3,500.00 for Labor and Materials
Steel studs, sound board, insulation, and drywall
Drywall repairs at South wall
Acoustical ceilings with Radar lay in pads
Interior hollow metal doors with Falcon or equal passage sets and stops as applicable
Inspection only of rear door for use/ replacement
Relocation of underground plumbing and overhead water lines to new Restroom locations
Relocation of plumbing to new sink at Vending Area
Plumbing Fixtures with an Allowance of $4,000.00 for:
- Dayton single sink with Delta faucet and on-demand water heater
- 12 gal. water heater
- 4 – 20" x 17" lavatories with ADA faucets
- Mop sink at location to be determined in or adjacent to Restroom
- Single, non-cooled water fountain
- 4 Mansfield toilets
- 2 American Standard urinals with Sloan valves
- Floor drains
- Restroom Accessories

Install Restroom FRP and partitions
Electrical including relocate, re-feed, and re-lamp existing lights, use of on-site panel, transformer, and exit lights, if operational
Phone and data raceways by builder, phone, data, and Batting Cage wiring by others
Furnace and A/C to service Office and Restrooms at location to be determined in or adjacent to Restroom
Fans and ducting for Restrooms, cap off all roof venting not in use.
Inspection only of existing roof top units to determine condition for possible re-use/ replacement
Framing of 2 decks for batting cages
Cabinets and tops in Restrooms, South wall and west Vending Area, and Reception area
Remove existing tile at areas to have new tile and epoxy floor coverings
16 man-hours of Floor preparation for all new floors
Installation of tile and rubber base
Installation of Epoxy floors
Labor to install only Astro-Turf supplied and delivered by other
Paint new surfaces
Paint touch up only at South wall drywall repairs
Paint exterior per drawings
Chain Link Fencing
Prior to work all miscellaneous items to be removed by owners

The above will be completed for the sum of $222,900.00. Payments are to be made as follows:

$10,000.00	Due upon Acceptance
$15,000.00	Due upon commencement of the work
$22,500.00	Due upon commencement of Framing
$12,500.00	Due upon commencement of HVAC work
$37,000.00	Due upon commencement of Plumbing work
$39,000.00	Due upon commencement of Electrical work
$32,500.00	Due upon commencement of Drywall
$24,000.00	Due upon commencement of Painting
$17,000.00	Due upon commencement of Floor Coverings
Balance due upon substantial completion	

Each payment shall be paid at the office of the Builder within forty-eight (48) hours after notification by the Builder that the payment is due. In the event any such payment is not paid when due, Builder, at Builder's option, may continue the work, or may stop the work, or may treat the default as a breach of this agreement by Oakland County Cruisers and recover from Oakland County Cruisers the contract price less what it would reasonably cost the builder to complete the work. Oakland County Cruisers shall pay interest at the rate of 1-1/2% per month on all past due amounts from due date to date of payment.

As to any item for which an allowance is set forth above, in the event that Builder's cost exceeds the allowance specified, Oakland County Cruisers shall pay forthwith to Builder such excess plus 15% thereof in addition to the contract price. In the event that Builder's cost is less than the allowance specified, Oakland County Cruisers shall be given credit for the amount by which the allowance exceeds Builder's cost.

To be part of Agreement under special conditions; in the event construction is to be commenced, continued or completed during the winter months of the year, all extra costs borne by the Builder as a result of winter time conditions shall be paid directly by Oakland County Cruisers. These costs shall include, but not be limited to the following: All charges for temporary heat, concrete additives, snowplowing and frost cutting.

The general conditions on pages 3 and 4 are incorporated herein and made a part hereof.

This contract expresses all agreements between the parties concerning the subject matter hereof and supersedes all previous understandings relating thereto, whether oral or written.

I / We have read this Agreement carefully, including the General Conditions on pages 3 and 4, before signing and hereby acknowledge receipt of a copy thereof.
Accepted this 24th day of October 2008.

Ross Homes, Inc.
Builder

By [signature]
Patrick M. Ross President

Oakland County Cruisers
[signature]
Oakland County Cruisers

GENERAL CONDITIONS

1. Builder shall not be obligated to make any changes and/or alterations in the work and/or materials except upon written orders signed by Oakland County Cruisers and Builder where in the changes and/ or alterations to be made and the amount to be paid by Oakland County Cruisers to Builder are set forth and upon payment for the same by Oakland County Cruisers to Builder at the time the order is given. Any changes or alterations, which result in extra costs, which may be required by any public body or inspection shall be paid by the Oakland County Cruisers.

2. Upon payment in full of the contract price, Builder shall deliver to Oakland County Cruisers a complete release of its lien arising out of this contract. If a lien is recorded, Builder shall supply title insurance insuring Oakland County Cruisers against loss or damage arising from said lien. If such title insurance is provided, Oakland County Cruisers shall not delay payment as a consequence of a lien being recorded.

3. Builder shall not be responsible for delays in the prosecution or completion of the work resulting from the acts, neglect, default, or lack of timely decision making by Oakland County Cruisers or of any person or persons employed by Oakland County Cruisers or resulting from damage by fire, windstorm, or other casualty or from strikes or other labor controversies or from shortage of any building material, processes of courts or other governmental authority, or from weather conditions, or other circumstances beyond Builder's control. Oakland County Cruisers shall provide any work and/or materials not included in the work and/or materials to be furnished by Builder in such manner as not to delay the progress of work and, in the event of Oakland County Cruisers failure to do so, and that loss is thereby caused to Builder, Oakland County Cruisers shall reimburse Builder for such loss.

4. Oakland County Cruisers shall effect, upon commencement of construction, and thereafter maintain, fire and extended coverage, theft, vandalism and glass breakage insurance protecting Oakland County Cruisers and Builder in an amount equivalent to one hundred percent (100%) of the insurable value. Certificates of such insurance shall be furnished to Builder. If Oakland County Cruisers fail to effect or maintain such insurance, Builder may insure his own interest and that of the sub-contractors and Oakland County Cruisers shall pay the cost thereof.

Builder shall maintain such insurance as will protect it from claims under worker's compensation acts, from liability to others for damages because of bodily injury, including death, and from liability to others for damages to property which may arise both out of and during operations under this contract, whether such operations be by Builder or by any sub-contractor or anyone directly or indirectly employed by either of them.

In the event that there is loss occasioned to the property of whatsoever nature through whatsoever source, in whatsoever amount, the Builder shall have the option of either completing the project according to the terms of the contract, or in the alternative, effectuating a cash settlement with the Oakland County Cruisers through the use of insurance proceeds. In the event this latter method is adopted, Builder shall be paid the full amount of his costs from the proceeds in the event there are not sufficient monies to cover the entire costs.

5. Builder shall permit and facilitate inspection of the work by Oakland County Cruisers and by public authorities. Oakland County Cruisers shall not occupy the premises until the completion of such inspections and approvals by governmental authorities, as may be required by law.

6. In the event that Oakland County Cruisers desire to occupy the premises when it has been substantially completed, though lacking full completion as to exterior cement work., grading, exterior painting, and other similar items, the completion of which is prevented by weather or other conditions beyond the control of Builder, then, if Builder consents to occupancy by Oakland County Cruisers, Oakland County Cruisers shall pay the balance of the contract price and extras to Seaver Title Co. to be held in escrow until such time as the Builder shall furnish to said Seaver Title Co. a Certificate of occupancy, at which time the funds held by the title insurer shall be paid to Builder.

7. Oakland County Cruisers shall pay for all permits and permit bonds necessary for the prosecution of the work. The work to be done by Builder does not include finish grading, seeding or landscaping, or any other site improvement.

8. Oakland County Cruisers shall pay for power and fuel. When gas and/or electricity are installed in the premises, the meters shall be turned on in the name of the Oakland County Cruisers and billed to Oakland County Cruisers.

9. As the project is a renovation of an existing structure, the following provisions shall apply:

a. Oakland County Cruisers shall furnish and pay for all surveys, stake-outs, plot plans, and engineering necessary for the prosecution of the work and shall be responsible for the accuracy thereof.

b. Oakland County Cruisers shall provide reasonable means of access to the building site from a public road.

c. Oakland County Cruisers warrant and represent that the subterraneous conditions on the premises are suitable to permit construction of the dwelling house in accordance with the drawings. In the event that it should be discovered during the course of construction that because of subterraneous conditions (such as unsound ground, high water table, rocks, peat, muck, stumps, rubbish, environmental hazard), the project cannot be constructed in accordance with the plans and specifications, then Builder shall, at its option, have the right to terminate this agreement upon refunding to Oakland County Cruisers all sums paid to Builder hereunder in excess of Builder's costs incurred to the point at which the subterraneous conditions were discovered plus 20% thereof.

d. Any disturbance, damage, or breakage of the existing lawn, landscaping, underground mechanical systems, patios, walks, or driveway due to the movement, placement, or storage of materials or equipment is at the sole risk of the Oakland County Cruisers.

e. Oakland County Cruisers is responsible for the movement and protection of all contents during any work performed in or adjacent to an existing structure.

10. Prior to time building is ready for occupancy, Builder may furnish Oakland County Cruisers with a written statement showing the increase of actual cost of construction over prevailing costs at date of this agreement. Oakland County Cruisers shall then pay Builder the amount of such increase.

11. No modification of this agreement shall be binding unless in writing and signed by the parties. This agreement shall not be assigned by either party without the written consent of the other parties. Such pronouns as are used in this agreement shall be read as if written in the singular, plural, feminine or neuter respectively as is appropriate to the circumstances. The parties hereto for themselves and for their heirs, successors, executors, administrators and assigns do hereby agree to the full performance of the covenants herein contained.

12. Oakland County Cruisers warrants that all remediation, removal, abatement, testing, etc. of any contaminated surfaces and/ or materials, together with the costs for those services, will be completed by and paid for by the Oakland County Cruisers prior to commencement of any work by Builder.

EXHIBIT 6.6

CONCESSION SERVICES CONTRACT BETWEEN V/GLADIEUX ENTERPRISES, INC. AND THE COMPANY DATED FEBRUARY 21, 2008

CONCESSION SERVICES CONTRACT

This Concession Services Contract (the "Contract") is entered into this 21 day of February, 2008, by and between the BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP of the State of Michigan, (the "Ballpark)" and V/GLADIEUX ENTERPRISES, INC., an Ohio Corporation (the "Contractor"). In consideration of the mutual promises contained herein, the parties agree as follows:

1. Background and Purpose. The Ball park has requested a Contract for the furnishing of food, beverage and related concession services at Waterford Park. The purpose of this Contract is to establish the terms upon which Contractor will provide concession services to the Ballpark.

2. General Nature and Scope of Contract. The Ballpark hereby grants to Contractor, and Contractor accepts from the Ballpark, subject to all terms and conditions of this Contract, the exclusive right and obligation, during the effective period of the Contract, to furnish and operate exclusive concession, suite, picnic, and catering services for sale to the public of food items (including, but not limited to, sandwiches, snack foods, ice cream and candy) and beverages (alcoholic and non-alcoholic) in the areas within and proximate to all specified locations (collectively, the "Facilities" and individually "Facility").

Contractor shall operate concession services in connection with all Ballpark-sponsored events conducted at the Facilities. Contractor shall also operate such concession services at all college, high school, and all other events conducted by the Ballpark in and proximate to the Facilities at Waterford Park.

The Ballpark agrees to furnish Contractor with a written list of all events scheduled to be held each month during the term hereof, specifying those events at which Contractor's concession service is desired. Such list shall be given at least thirty (30) days prior to the date of the earliest event involved.

3. Effective Period of Contract. The effective period of this Contract shall be from May 1, 2009 through April 30, 2016 subject to earlier termination as provided for in Section 14 below. Thereafter, this Contract may be renewed for up to three (3) additional one (1) year periods upon the mutual written agreement of the parties ninety (90) days prior to the expiration of the end of the current term of this Contract.

4. Contractor's General Duties and Obligations. Contractor shall be required to furnish and perform at its expense all items and services necessary to the full and proper performance of its obligations hereunder, including the following:

A. To procure all of such food and beverage items and related products, and arrange for their delivery to the concession and catering areas.

B. To furnish all necessary fixtures, equipment, materials and supplies for the storage, preparation, dispensing and sale to the public of all such foods, beverages and related products; and in connection therewith to comply with the provisions of Section 6.A, 6.B, and 6.C below.

C. To maintain the concession stands and the immediate areas in a sanitary, clean and orderly condition, including prompt clean-up of all such Facilities and the removal of all refuse, trash and rubbish immediately following each event to a central trash collection location provided by the Ballpark.

D. To furnish all necessary supervisors, food handlers, sales persons and other employees or personnel to perform all labor and services involved, and in connection therewith to comply with the provisions of Sections 7.A, 7.B, and 7.C below.

E. To provide, at all concession locations, all necessary currency and coins required to make change for customers, and to be responsible for all cash-handling procedures and security, at all times and locations, and in connection therewith, to comply with all provisions of Section 8 below.

F. To make prompt and accurate event record reports to the Ballpark as to all of its receipts, to furnish other reasonable information upon request as to its operations hereunder, and to pay over to the Ballpark its agreed percentage or other share of such receipts, all in compliance with the provisions of Sections 9 and 10 below.

G. To pay all taxes, license fees or other charges imposed by federal, state, or local governmental units or agencies with relation to Contractor's operations, and with relation to all sales of all products or services by Contractor hereunder.

H. To carry insurance to the extent and in the manner provided in Section 12 below;

I. To comply with all federal, state and local laws, orders, regulations and ordinances applicable to Contractor's obligations.

J. To do and perform all other acts and things reasonably necessary to the proper performance of Contractor's obligations under this Contract and of its related operations and services.

5. <u>Facilities and Access to be Provided by Ballpark</u>.

A. The Ballpark hereby grants to Contractor the exclusive use of all permanent food and beverage concession stands areas, if applicable, in the Facilities identified in Section 2. The Ballpark and Contractor agree to work together to determine the best way to safeguard Contractor's equipment and supplies between events while Contractor is not performing concessionary functions under this Contract.

B. The Ballpark agrees to provide, without charge, water, natural gas, electricity and other public utilities (excluding telephones) required by Contractor in connection with the proper conduct of its concessionary functions.

C. The Ballpark will furnish admission passes to properly identify employees or other personnel of Contractor to admit them only to the appropriate concession stands from which Contractor's operations are to be conducted with regard to each event; provided, however, that the number of such passes shall be finally determined by representatives of the Ballpark after consultation with Contractor.

D. The Ballpark will provide space for a security area for central collection, storage and distribution of cash and currency within the Facilities for use in connection with all events.

E. The Ballpark will provide space within or adjacent to the actual concession areas, on a prior approval basis, for any Contractor trucks, vans, trailers, etc., to be used in providing concession services.

6. <u>Obligations of Contractor Regarding Products and Facilities</u>.

A. All items of food, beverages, and other related merchandise to be offered for sale, the prices to be charged and the portion sizes of all food and beverage items shall be subject to prior approval of the Ballpark, which approval shall not be unreasonably withheld. All merchandise sold at the Facilities by Contractor shall be of good quality, and, in the case of food and beverage, shall be properly prepared and attractively packaged. Further, the Ballpark retains the right to specify product brand for all food and beverage items in conjunction with any corporate partnership agreement ("Corporate Partnership Agreement") that the Ballpark has entered into or will enter into with a third party food or beverage provider (the "Corporate Partner"); provided, however, that the specified product brand of the food and/or beverage item is available to the Contractor from the Corporate Partner at a price competitive with Contractor's normal purveyors of the same items. For purposes of this Section 6A, "Corporate Partnership Agreement" shall include, but not be limited to, advertising agreements concerning the scoreboard, auxiliary scoreboards and concession area displays located at or in any of the Facilities.

Contractor agrees at its own cost and expense to purchase, install, maintain, and insure all necessary equipment in the concession stands. Contractor shall also provide whatever additional portable units and supplementary equipment is reasonably necessary to perform its functions hereunder and to ensure adequate service to patrons. Such equipment shall include soft drink dispensers, hot dog grills, popcorn poppers and warmers, but steamers, coffee urns, and related equipment required to ensure efficient fulfillment of this Contract by Contractor. All Facilities and equipment shall be of such quality as to satisfy all state, county and municipal health requirements and meet the approval of the Ballpark. All equipment and any permanent Facility improvements made by Contractor to concession stands or the commissary shall remain the property of the Ballpark at the expiration of this Contract.

B. All fixtures, equipment, materials and supplies to be used by Contractor shall meet all applicable fire, safety, or other code standards, and shall be subject to prior inspection, and approval or rejection, by representatives of the charter township of Waterford and/or Oakland County

Department(s) of Safety and Security. In addition, the location of all propane gas equipment or open-flame equipment shall be subject to prior approval by the Ballpark.

C. No fixtures or equipment shall be so attached to any existing structures or Facility so as to cause any physical damage thereto, and no existing structures or Facilities shall be modified or added to in any way, without the prior consent of the Ballpark.

7. Obligation of Contractor Regarding Employees or Other Personnel.

A. Contractor, in connection with its employment practices under this Contract, shall comply with all applicable wage and hour laws, all applicable equal employment/affirmative action requirements of Federal laws, regulations and executive orders and all Michigan civil rights laws and regulations in addition to all other employment-related laws and other governmental requirements.

B. The Ballpark understands that Contractor intends to make use of the unpaid, adult volunteer members of various local charitable, nonprofit groups and organizations to perform only non-supervisory work in connection with Contractor's obligations. The Ballpark has no objection to the above so long as Contractor remains in compliance with all of its personnel-related legal and contractual obligations hereunder.

C. All concession stand employees shall receive training from Contractor prior to their assumption of duties and shall be uniformed, present a neat appearance and display courteous attitudes toward patrons. Employees will be required to wear uniforms supplied by Contractor in order to facilitate their identification.

Employees shall remain under the direct control of Contractor at all times and Contractor shall be solely responsible for their actions and/or the payment of their salaries, wages or other remuneration. Nothing in this Contract shall be construed to create a joint venture or to indicate that Contractor or any of Contractor's agents or employees are acting as agents, employees, or representatives of the Ballpark. While on Ballpark premises, all employees will comply with appropriate Ballpark policies and will conduct themselves in a manner that will not discredit the Ballpark.

8. Obligations of Contractor Regarding Cash Handling and Security. Contractor shall be responsible for the security of all currency and coins. As indicated above, the Ballpark will furnish security areas for Contractor's use, but Contractor shall be solely responsible for providing guards or other security, and for handling, safeguarding and accounting for all currency and coins. Contractor shall also be responsible for furnishing adequate initial and replacement supplies for coins and currency to all concession locations as reasonably needed to make change for customers. Each concession stand shall have a designated employee of Contractor in charge of all cash handling and management and of transferring cash to security areas in such manner as Contractor may provide. Contractor shall further be responsible for causing all funds to be promptly delivered to and deposited in its depository bank at the end of each event. No theft, loss, or discrepancy as between

total receipts from sales and services and funds deposited shall excuse Contractor from its obligation to pay to the Ballpark its total agreed share of receipts pursuant to Section 9 below.

9. Commissions. In return for the grant by the Ballpark to Contractor of the exclusive concession sales and service rights provided for in paragraph 2, and for the grant of access to and use of the Facilities, Contractor shall pay to the Ballpark according to the following commission structure:

Concessions: 34% of Gross Receipts
Catering, Picnics & Suites: 18% of Gross Receipts
$150,000 Annual Guarantee

For the purpose of this paragraph, "Gross Receipts" is defined as the total amount paid to Contractor by purchasing patrons at the Venues, less the full amount of state, county, and municipal sales taxes, if any, applicable thereto.

Contractor agrees to timely file all necessary sales tax returns and to pay all sales tax due hereunder.

10. Payment Date: Reports and Audits of Contractor's Records.

A. Contractor shall maintain detailed sales records, in a format acceptable to the Ballpark, showing all sales made by it hereunder in connection with each separate event, and shall compile such records on a monthly basis. Such records, for all sales made in connection with all events occurring within each calendar month, shall be delivered by Contractor to the Ballpark, together with Contractor's check payable to the Ballpark in an amount equal to all fees owing to the Ballpark for Contractor's sales during such month, not later than the twentieth (20th) day of the next succeeding calendar month.

B. Contractor shall maintain its financial books and records relating in any way to its performance of or obligations under this Contract, in accordance with generally accepted accounting principles, and such books and records shall be made available by Contractor to the Ballpark or its designated representatives for inspection and audit at all reasonable times.

11. Insurance. Contractor agrees to purchase, and to maintain in full force and effect throughout the duration of this Contract, insurance coverage under policies issued by one or more reputable insurance companies duly authorized to engage in the insurance business in the state of Michigan.

Each such insurance policy shall designate the Ballpark as an additional insured coinsured, and, if possible (this may not be possible in the case of workmen's compensation insurance), the following coverages:

A. Public liability and property damage insurance in the amount of $1,000,000 for both bodily injury to or death of any one person and $1,000,000 with respect to any one occurrence, and $50,000/$100,000 with respect to property damages.

B. Product liability insurance in the amount of $1,000,000 per occurrence.

C. Workmen's Compensation insurance as required by Michigan statutes.

D. Automobile public liability of $1,000,000 will be required on all vehicles of Contractor's which are operated on the Ballpark property.

Contractor shall provide current certificate(s) from the company or companies issuing the aforesaid insurance verifying that the policy or policies embraced in Ballpark's request are in full force and effect and not in default for non-payment of premiums.

All such insurance policies shall be written by companies and in forms acceptable to the Ballpark and shall cover the Ballpark as additional named insured. Such policies shall not be cancelable upon less than ten days' prior written notice to the Ballpark by the insurance carrier. Copies of all such initial policies shall have been delivered by Contractor to the Ballpark at the beginning of the concession build out, and copies of all renewal and/or replacement policies shall be similarly furnished throughout the Contract term.

12. Indemnification and Hold Harmless Provision. Contractor specifically covenants and agrees to indemnify and hold harmless the Baseball Heroes of Oakland County Limited Partnership and all trustees, officers, appointees, agents, employees and representatives thereof (the "Indemnified Parties"), from and against any and all claims, actions or causes of action for damages or expenses of any kind, including legal fees and expenses, in connection with or arising out of any damage to any real or personal property or personal injury to or death of any person or persons caused or alleged to have been caused in whole or in part by any act or omission of Contractor or any officer, agent, employee or representative of Contractor, or of any subcontractor, vendor or supplier of Contractor, or of any other party for whole acts or omissions Contractor is claimed or alleged to be liable, or by any defect in any of the food and beverage products or related products provided or sold by Contractor hereunder, or in any other way alleged to relate to Contractor's operations under this Contract.

13. Termination.

A. If the Ballpark breaches a provision of this Contract, Contractor may notify the Ballpark of such breach and demand that the same be remedied within thirty (30) days. In the event of the failure of the Ballpark to remedy the same within the same period, the Contractor shall have the right to terminate the Contract only at the end of a Contract Year by giving written notice to the Ballpark at least ninety (90) days prior to the effective termination date. For purposes of this Contract, a "Contract Year" commences on May of a year and ends April of the next succeeding year.

B. If Contractor fails to carry out or comply with a covenant, condition or agreement to be performed herein, or to comply with any regulations adopted by the Ballpark, the Ballpark may notify Contractor of such failure or default and demand that the same be remedied within thirty (30) days. In the event of the failure of Contractor to remedy the same within same period, the Ballpark shall have the right to cancel and terminate the Contract without further notice.

In the event that this Contract is terminated or is not renewed, Contractor agrees to remove, at its expense, any and all of its equipment, materials and supplies from the Facilities by no later than thirty (30) days after this Contract is terminated. Contractor agrees to return all keys to the facilities by no later than thirty (30) days after this Contract is terminated.

Contractor will invest up to $250,000 for new equipment and leasehold improvements. Contractor's investment will be depreciated over a seven (7) year period on a straight-line depreciation schedule. Any additional investments of new equipment will also be depreciated over a seven (7) year period on a straight-line depreciation schedule from the date of its installment. If this contract is terminated for any reason other than termination of the Ballpark pursuant to Section 13B of this Contract during the initial seven (7) year term, the Ballpark agrees to pay or cause to be paid to the Contractor the undepreciated amount of its total investment of new equipment installed in connection with this Contract.

14. Permits. Contractor shall at its own cost and expense obtain any and all licenses and permits required for its concessionary operations hereunder; *provided, however*, that all licenses and permits, if any, which must be obtained from Ballpark shall be furnished to Contractor free of charge.

15. Laws and Ordinances. Contractor agrees at its own cost and expense to comply with all state, county and municipal laws and ordinances and with Ballpark policy applicable to its concessionary operations hereunder, including, but not limited to, laws and ordinances governing storage, handling and sales of food and beverages at the Facilities.

16. Governing Law. This Contract shall be construed and enforced under the laws of the State of Michigan, and venue in any action brought hereunder shall be in Michigan.

17. Subcontracting. Contractor may with Ballpark approval subcontract the sales of certain items. Agreements between Contractor and subcontractor must have prior Ballpark approval.

18. Notices. All notices and communications under this Contract shall be in writing and delivered personally, by nationally recognized overnight courier or by certified first-class U.S. mail, postage prepaid (unless applicable law requires another method of delivery of service), to the:

Ballpark or Contractor, as the case may be, at the following addresses or to such other addresses as either party may designate in writing:

Contractor: V/Gladieux Enterprises, Inc.,
3400 Executive Parkway
P.O. Box 12589

Toledo, OH 43606-0189
Attention: Timothy M. Gladieux, President

Ballpark: Baseball Heroes of Oakland County, LP
315-130 N. Telegraph Rd
Waterford, MI 48328
Attention: Rob Hilliard

All notices shall be deemed to be given upon actual receipt if delivered personally, the next business day after delivery to a nationally recognized courier or two business days after mailing.

19. Non-Waiver. No failure on the part of either party to enforce at any time, or to object to the failure of performance of, any term, provision or condition of this Contract, shall affect or impair such party's rights in respect to any subsequent default of the same or of a different kind or to require future performance; nor shall any delay or omission of either party in the exercise of any right arising from any default or impair such party's rights as to the same or any future default. No failure of either party to exercise any power given it hereunder or to insist upon strict compliance of any obligation hereunder, and no custom or practice at variance with the terms hereof, shall constitute a waiver of such party's right to require exact compliance with the terms hereof.

20. Entire Agreement. This Contract contains the entire understanding of the parties with respect to the matter contained herein. There are no promises, covenants or undertakings other than those expressly set forth herein. Amendments, modifications or changes of or to this Contract must be made in writing and signed by a duly authorized representative of both parties.

21. Headings. The Section headings included herein are intended only for convenient reference and shall not limit or affect the terms and provisions contained in the body of this Contract.

22. Binding Effect. This Contract shall inure to the benefit or and be binding upon the parties hereto, their respective legal representatives and assignees (subject to the limits on assignability above set forth).

23. Exclusive Ballpark Contracts. It is understood and agreed that the Ballpark has certain exclusive contracts, including but not limited to an Exclusive Pouring Rights Contract. Contractor agrees to act in a manner so as not to conflict with the terms of such exclusive Ballpark contracts. Contractor shall be required to sell only those brands permitted by these pre-existing contracts.

IN WITNESS WHEREOF, the parties hereto have executed this Contract by their respective duly authorized officers as of the day and year first above written.

BASEBALL HEROES OF
OAKLAND COUNTY, LP

By: ______________________

V/GLADIEUX ENTERPRISES, INC.

By: ______________________, PRESIDENT

EXHIBIT 6.7

COMMERCIAL LEASE FOR BASEBALL ACADEMY AMONG SUMMIT WEST INVESTMENTS, LLC, THE COMPANY AND RIDE THE WAVE INDY BASEBALL, LLC DATED MAY 29, 2008

DAVID M. TISDALE & COMPANY

5657 WEST MAPLE ROAD ♦ WEST BLOOMFIELD, MICHIGAN 48322 ♦ TEL. 248-626-8220 ♦ FAX 248-626-2540

COMMERCIAL LEASE

5/29 2008

LANDLORD: SUMMIT WEST INVESTMENTS, LLC

TENANT: "RIDE THE WAVE" INDY BASEBALL, LLC

BASEBALL HEROS OF OAKLAND COUNTY LIMITED PARTNERSHIP

4420 BRAEBURN COURT

BRIGHTON, MICHIGAN 48116

PREMISES: 277 SUMMIT DRIVE

WATERFORD, MICHIGAN 48328

A STORE PREMISES OF APPROXIMATELY 14,576 SQUARE FEET.

TERM: Begins: JUNE 1, 2008 Ends: MAY 31, 20 18.

BASIC MONTHLY RENT: 1st year $ 12,146.00 First month Paid JUNE 1, 20 08.

2nd year $ 12,146.00 7th year $ 17,005.00

3rd year $ 14,576.00 8th year $ 17,005.00

4th year $ 14,576.00 9th year $ 17,005.00

5th year $ 14,576.00 10th year $ 17,005.00

6th year $ 14,576.00

SECURITY DEPOSIT: $ 12,500.00 Paid: JUNE 1, 20 08.

USE: Baseball Academy, Sale of Sporting Goods (equipment, uniforms, & apparel for sale to individuals and teams), As a Food Operation selling (food, snacks and drinks), a Children's Play Area and Party Room, a Teen Video Arcade, if permitted by Municipal Approval.

APPROXIMATE CAM, TAXES & INSURANCE CHARGES PER SQ. FT. $ INCLUDED

INITIAL CAM, TAXES & INSURANCE MONTHLY CHARGE $ INCLUDED

1. LEASE – Landlord, in consideration of the rents to be paid and the undertakings to be performed by the above named Tenant, leases to Tenant the above described premises for the above stated Term, together with the non-exclusive right to use the parking areas and other common areas which may be designated by Landlord from time to time for use in connection with the Premises, in common with others entitled to use the same. Tenant, upon paying the rent and performing its obligations under this Lease, may peacefully and quietly enjoy the Premises during the Term, subject to the provision of this Lease. Tenant agrees that no awnings or shades, draperies or blinds shall be used upon the Premises except such as may be approved by Landlord. Landlord may at its option set aside a parking area or areas to be used by Tenant and Tenant's employees, which shall thereafter be used by Tenant and Tenant's employees to the exclusion of other areas.

2. RENT - Tenant hires the Premises for the stated Term and agrees to pay the stated Basic Monthly Rent in advance on the first day of each month during the Term, and Additional Rent as hereinafter provided, without demand, setoff or deduction, and to perform the undertakings herein set forth. Rent shall be paid at such place as Landlord may designate from time to time.

3. USE AND OCCUPANCY – During the continuation of this Lease, the Premises shall be used and occupied for the purposes indicated above and incidental purposes and for no other purpose without the written consent of Landlord. Tenant shall not use the Premises for any purpose in violation of any law, municipal ordinance, or regulation, nor shall Tenant perform any acts or carry on any practices which may injure the leased premises or the building in which the leased Premises are located or be a nuisance, disturbance or menace to other tenants of the building. Upon breach of any of the terms of this Lease, Landlord shall have the right to terminate this Lease forthwith and to re-enter and repossess the leased Premises. Landlord may promulgate reasonable and uniform rules and regulations of a type similar to those in force in other similar buildings, which shall be applicable to all tenants of the Building. Tenant and its agents and employees shall comply with all of such rules and regulations.

4. CONDITION OF PREMISES – Landlord will prior to commencement of the Term, install in the Premises the improvements as described and specified under Special Clauses, if any. Tenant shall pay Landlord for such construction and remodeling to the extent and in the manner provided in said Special Clauses. Landlord shall have no other obligation to make any repairs or to remodel the Premises and, if no construction is provided, Tenant accepts the Premises in their condition at the execution of this Lease.

5. POSSESSION – Landlord shall have no liability to Tenant if Landlord shall be unable to deliver possession of the Premises on the date of commencement of the term of this Lease by reason of the holding over of the prior occupant, or by reason of delay in completion of the building of which the Premises are a part or in completing, repairing or remodeling the Premises for Tenant's occupancy if such is provided herein, or for any other cause beyond the reasonable control of Landlord, but in such event, the term and rent shall not commence until possession of the Premises is tendered to Tenant and the expiration of the term shall be extended accordingly; provided that if possession is not tendered to Tenant within 180 days after the stated commencement date, other than by reason of delays caused by Tenant. Tenant may terminate this Lease by notice to Landlord within 10 days thereafter. If delay in tender of possession is caused by Tenant, Tenant shall pay Basic Monthly Rent for the period of such delay. If Tenant shall occupy the Premises prior to the date of commencement of the term with the consent of Landlord, such occupancy shall be subject to all of the terms and conditions of this Lease, including payment of rent and all other charges. Tenant shall, from time to time, within 10 days after request by Landlord, execute and deliver to Landlord a certificate confirming this Lease, the status thereof and of the Premises and Tenant's occupancy thereof, in such form and with respect to such other matters as Landlord may reasonably request. Notwithstanding any other provisions herein, if the term has not commenced on or before 3 years from the date of this Lease, this Lease shall thereupon terminate and neither party shall have any liability to the other hereunder.

6. UTILITIES AND SERVICES – Tenant shall be solely responsible for and promptly pay all charges for water, heat, gas, electricity, air conditioning, sewage disposal, trash removal or any other utility used or consumed in the Premises. In the event Landlord supplies such utilities, Tenant shall purchase and pay for them as additional rental at the applicable rates filed by Landlord with the proper regulatory authority, if any, or at Landlord's cost if no filing is necessary. Landlord shall not be liable to Tenant, nor shall the rent be abated, for failure or delay in obtaining or furnishing water, heat, gas, air conditioning, sewage disposal, trash removal, electricity or any other utility or janitorial or maintenance service. Such failure or delay shall not be deemed an act of eviction against Tenant nor shall such failure or delay in any way operate as a release from the prompt and punctual performance of Tenant's covenants, including the covenant to pay rent, under this Lease.

7. MAINTENANCE AND ALTERATIONS – The Landlord after receiving written notice from the Tenant and having reasonable opportunity thereafter to obtain the necessary workmen therefore agrees to keep in good order and repair at its expense, the roof and the four outer walls of the Premises and all common walks, and resurfacing of the drives and parking areas. However, Landlord shall not be responsible for the cost of repair or maintaining (except as provided above) the drives, parking areas, exterior doors, door frames, window glass, casings or frames, or any of the appliances or appurtenances of such doors or windows. The Tenant further covenants and agrees that it will, at its own expense, during the continuation of this Lease, keep the said Premises and every part thereof in as good repair including the

replacement of parts and equipment necessary, and at the expiration of the term yield and deliver up the same in like condition as when taken, reasonable use and wear thereof and damage by the elements excepted. The Tenant shall not make any alterations, additions or improvements to said Premises without the Landlord's written consent, and all alterations, additions or improvements made by either of the parties hereto upon the Premises, except movable office furniture and trade fixtures put in at the expense of the Tenant, shall be property of the Landlord, and shall remain upon and be surrendered with the Premises at the termination of this Lease, without molestation or injury. The Tenant covenants and agrees that if the Premises consists of only a part of a structure owned or controlled by the Landlord, the Landlord may enter the Premises at reasonable times and install or repair pipes, wires, and other appliances or make any repairs deemed by the Landlord essential to the use and occupancy of other parts of the Landlord's building. Tenant's obligation to keep the leased Premises in good repair shall include the duty to service maintain and replace if necessary all mechanical heating and air conditioning, equipment, plumbing (rough and finish), hardware, electrical services equipment, lighting fixtures and light bulbs, doors, windows, partitions and other equipment and fixtures in the interior of the premises, as well as windows, hardware and doors on the exterior of the Leased Premises.

8. ~~ADDITIONAL RENT — A. REAL ESTATE TAXES — Tenant shall pay to Landlord as additional rent during each Lease year its "proportionate share", as hereinafter defined of the real property taxes and assessments without limitation payable by Landlord during each Lease year with respect to the entire Shopping Center. In the event the State of Michigan or any political subdivision thereof, or any governmental authority having jurisdiction shall impose a tax and/or assessment of any kind or or on the income of Landlord derived from the leased Premises (other than the current income or single business tax), or with respect to the ownership, occupancy or rental of the land and buildings comprising the Leased Premises, either by way of substitution for all or any part of the real estate taxes levied or assessed against such land and buildings, or in addition thereto, such tax and/or assessment shall be deemed to constitute a real estate tax against such land and such buildings for the purposes of this clause. Tenant's "proportionate share" shall be equal to the product obtained by multiplying such taxes and assessments by a fraction, the numerator of which shall be the total number of square feet of first floor area of the Leased Premises and the denominator the total number of square feet of first floor area of rentable space in the Shopping Center. Landlord shall have the option to exclude from the denominator any first floor area of the rentable space of any portion of the Shopping Center and any land and improvements appurtenant thereto, that may now or hereafter be separately taxed, billed or assessed.~~

~~Tenant's proportionate share of all of the aforesaid taxes and assessments levied or assessed for or during the term hereof, as determined by Landlord, shall be paid in monthly installments, on or before the first day of each calendar month, in advance, in an amount estimated by Landlord; provided, that in the event Landlord is required under any mortgage covering the Shopping Center to escrow real estate taxes.~~

~~Landlord may but shall not be obligated to, use the amount required to be so escrowed as a basis for its estimate of the monthly installments due from Tenant hereunder. Upon receipt of all tax bills and assessment bills attributable to any calendar year during the term hereof, Landlord shall furnish Tenant with a written statement of the taxes and assessments for such year. In the event no tax bill is available, Landlord will compute the amount of such tax.~~

~~B. COMMON AREA MAINTENANCE — Tenant agrees to pay Landlord in the manner hereinafter provided Tenant's proportionate share of all cost and expenses of every kind and nature paid or incurred by Landlord in operating, equipping, policing and protecting, lighting, heating, air conditioning, insuring, repairing, replacing and maintaining the (i) common areas and (ii) all other areas, facilities and buildings used in the maintenance and operation of the Shopping Center (hereinafter collectively referred to as "common areas"), including the cost of insuring all property provided by Landlord which may at any time comprise the Shopping Center. Such costs and expenses shall include, but not be limited to, illumination and maintenance of Shopping Center signs, whether located on or off the Shopping Center site; cleaning, lighting, snow removal, line painting and landscaping; premiums for liability and property insurance; personal property taxes; management fees; supplies and an amount equal to fifteen percent (15%) of the total of all of the foregoing costs and expenses to cover Landlord's administrative costs. Tenant's proportionate share shall be computed on the basis that the total number of square feet of floor area of Tenant's leased premises bears to the total number of square feet of gross leased and occupied floor area in the Shopping Center. The gross leased and occupied floor area in effect for any given month of the Lease term shall be defined as the gross leaseable and occupied floor area on the first day of such month. The [illegible] hereunder shall be payable by Tenant in the manner set forth in the second paragraph of Paragraph A hereof.~~

~~C. INSURANCE — Tenant shall pay to Landlord as additional rent during each year its proportionate share as hereinafter defined of the cost of the general liability, boiler and machinery, excess liability, fire and extended coverage insurance (including rental interruption insurance and Difference in Conditions coverage, if any) on the full replacement value of the buildings in the Shopping Center and all improvements thereon, payable by Landlord in any Lease year or portion thereof. Tenant's obligations under this Section shall commence as of the date of landlord's delivery of possession of the leased Premises to Tenant. Tenant's proportionate share shall be computed on the basis that the total first floor gross area of the leased Premises bears to the total first floor gross leaseable area in the Shopping Center. The gross first floor leaseable area in effect for any given month of the Lease term shall be defined as the gross leased and occupied floor area on the first day of such month. The insurance expenses payable by Tenant hereunder shall be payable by Tenant in the manner set forth in the second paragraph of Paragraph A hereof.~~

9. **ASSIGNMENT AND SUBLETTING** – Tenant may not assign this Lease or any interest therein or sublet the Premises or any part hereof, without prior written consent of Landlord. In the event Landlord shall so consent, Tenant shall remain liable for all of its obligations under this Lease. Landlord agrees not to unreasonably withhold its consent, reserving, however, the right to determine in

its sole discretion the conditions that shall be imposed with respect to same.

10. SUBORDINATION – Tenant agrees that this Lease shall be subordinate to any mortgage or trust deeds that may hereafter be placed upon said Premises and/or part thereof or the Building and to any and all advances to be made thereunder, and to the interest thereon, and all renewals, replacements, and extension thereof, provided the mortgagee or trustee named in said mortgages or trust deeds shall agree to recognize this Lease of Tenant in the event of foreclosure if Tenant is not in default. In the event of any mortgagee or trustee electing to have the Lease a prior encumbrance to its mortgage or deed of trust, then and in such event upon such mortgagee or trustee notifying Tenant to that effect, this Lease shall be deemed prior in encumbrance to the said mortgage or trust deed, whether this Lease is dated prior to or subsequent to the date of said mortgage or trust deed.

11. ACCESS – Landlord shall have the right to enter upon the Premises at any time for the making of inspections, repairs or alterations as Landlord may deem necessary, to exhibit the Premises to others, and for any purpose related to the safety, protection, operation or improvement of the building.

12. FIRE – If the Premises are damaged or destroyed by fire or other casualty insured under standard fire and extended coverage insurance, Landlord shall repair and restore the same with reasonable dispatch. The obligation of Landlord to restore is limited to the condition the Premises were in prior to any damage. Rent shall abate pro rata in proportion to the extent of untenantability until the Premises shall be restored to a tenantable condition. Notwithstanding any other provision herein, if damage to the building of which the leased Premises are a part is so extensive that the same cannot reasonably be repaired within 180 days, or if Landlord elects not to restore the building to its form prior to the damage, Landlord may terminate this Lease by notice in writing to Tenant if the leased Premises are not restored to a tenantable condition within 180 days, other than by reason of cause beyond the reasonable control of Landlord. Tenant may terminate this Lease by notice in writing to Landlord within 15 days after the expiration of the 180 day period. Neither Landlord nor Tenant nor their respective employees shall have any liability to the other by reason of any loss or damage, however caused and without regard to negligence or fault, to the extent that the same is reimbursed by insurance held by the injured party under a policy or policies which permit this waiver.

13. EMINENT DOMAIN – If all of the Premises or the use and occupancy thereof are taken under the power of eminent domain, this Lease shall terminate at the time of such taking. If any portion of the building of which the Premises are a part or the use and occupancy thereof shall be taken under the power of eminent domain, Landlord may, at Landlord's option, at any time after the entry of the verdict or order for such taking, terminate this Lease by not less than 30 day's notice in writing to Tenant. If 20% or more of the Premises shall be taken and the remainder is unsuitable for Tenant's purposes, Tenant may terminate this Lease by notice in writing to Landlord within 30 days after the taking and, in such event, Tenant shall vacate within 30 days after such termination; if Tenant does not terminate, rent shall be reduced in proportion to the area of the Premises taken. All damages and compensation awarded for any taking under the power of eminent domain shall belong to and be the property of Landlord whether such damage or compensation be awarded for the leasehold or the fee or other interest of Landlord or Tenant in the Premises.

14. INDEMNITY AND LIABILITY INSURANCE – Tenant shall indemnify Landlord from all liability for damages to person or property in, on or from the Premises from any cause whatsoever other than the negligent or wrongful act of Landlord, and from all liability by reason of any negligent or wrongful act of Tenant. Tenant shall procure and keep in effect during the term comprehensive public liability and property damage insurance naming Landlord and Tenant as insureds with limits of not less than $500,000 for damages resulting to one person, $1,000,000 for damages resulting from any one occurrence, and $100,000 for damage to property resulting from one occurrence. Tenant shall deliver policies of such insurance or certificates thereof to Landlord, which shall provide that the same may not be cancelled without not less than 30 days prior written notice to Landlord. Tenant also agrees to pay a additional rental any increase premiums for insurance, against loss by fire or that may be charged during the term of this Lease on the amount o insurance now carried by the landlord on the premises and on the improvements situated on said premises, resulting from the business carried on in the leased premises by the Tenant or the character of its occupancy, whether or not the Landlord has consented to the same.

15. DAMAGE – Landlord shall have no liability for any loss or damage that may be occasioned by or through the acts or omissions of others, including persons occupying other premises in the Building. Landlord shall have no liability for any loss or damage from water leakage from any source, or from leakage, overflow, stoppage or backing up or other condition of any facilities or utilities, or from fire, explosion or any other casualty, or for any loss or damage from any other cause whatsoever, including theft.

16. HOLDOVER – In the event Tenant holds over after the termination of this Lease, such tenancy shall be from month to month in the absence of a written agreement to the contrary and Tenant shall pay therefore Basic Monthly Rental equal to double the highest monthly rental at any time payable under the terms of this Lease.

17. DELINQUENCY – If Tenant shall fail to pay or perform any obligation of Tenant hereunder, Landlord may, at Landlord's option, pay or perform the same, in which event the amount expended by Landlord therefore shall be additional rent due and payable forthwith.

18. BANKRUPTCY – If the Tenant shall be taken in execution or by other process of law, or if Tenant shall file a petition of bankruptcy or insolvency, or if Tenant shall file a petition or any pleading, seeking reorganization or any relief as a debtor under any present or future bankruptcy or similar law, or if Tenant shall be declared bankrupt or insolvent, or if a receiver shall be appointed for Tenant or Tenant's property, or if an assignment shall be made of Tenant's property for the benefit of creditors, Landlord may, at its option, terminate this Lease.

19. DEFAULT – If Tenant shall default in the payment of rent or other amounts, or in the performance of any other obligation of Tenant hereunder and such default shall continue for 10 days after written notice to Tenant, or if the Premises be vacated, or if any of the events recited in Paragraph 18 shall occur, Landlord may, in addition to all other remedies permitted by law: a) terminate this lease by notice to Tenant and recover Landlord's damages from Tenant and b) with or without terminating this Lease, re-enter and repossess the Premises and Tenant and each and every occupant remove and put out, preserving its right of damages. In addition to all other damages provided by law, Tenant shall pay Landlord the expense incurred in obtaining possession of the Premises and all expenses incurred in and about reletting the same and, if landlord relets the Premises, each month the excess of the amounts payable by Tenant hereunder over the amounts actually received by Landlord on account of such month from such reletting.

20. SECURITY DEPOSIT – Landlord shall hold the amount recited above as a security deposit, if any, as security for the performance of all of the obligations of Tenant under this Lease. Landlord shall not be obligated to apply the security deposit upon any rent or other damages and Landlord's right to terminate this Lease and to possession of the Premises in the event of default shall not be affected by the fact that Landlord holds such security. Landlord may at any time apply the security upon damages theretofore suffered and may retain the security to apply upon such damages as may accrue thereafter. If the security deposit is not applied to the payment of rent or damages, the same shall be returned to Tenant upon expiration of the Lease and when Tenant shall have vacated the Premises and delivered possession to Landlord in the condition required hereby. Landlord shall not be obligated to keep the security deposit as a separate fund, but may mingle the same with Landlord's funds, and no interest shall accrue thereon.

21. NOTICES – All notices provided herein shall be in writing. Any notice to Tenant may be served at the Premises by hand delivery or by mailing by first-class mail, postage prepaid, addressed to the Premises, unless a different mailing address shall have been designated by written notice received by Landlord. Any notice to Landlord shall be served by depositing the same in the mail, certified mail, return receipt requested, with postage prepaid, addressed to the address at which rent is paid hereunder.

22. RELOCATION – Landlord may, at its election, relocate Tenant in other comparable space in the building upon not less than 30 days' prior written notice to Tenant. Landlord shall pay the cost of moving Tenant to new space. If Tenant does not wish to accept such relocation, Tenant may object thereto by written notice to Landlord within 10 days after notice from Landlord. In the event Tenant so objects, Landlord may rescind the notice of intention to relocate Tenant, or may reaffirm such intention, in which latter event Tenant may terminate this Lease by notice to Landlord within 10 days after notice of Landlord's reaffirmation and, in that event, Tenant shall vacate within 30 days thereafter.

23. NAME – Landlord reserves the right to change the name or street address of the center or the unit number of the Premises.

24. SIGNS: ADVERTISING – It is further agreed that all signs and advertising displayed in and about the Premises shall be such only as advertise the business carried on upon the Premises, and that the Landlord shall control the character and size thereof, and that no sign shall be displayed excepting such as shall be approved in writing by the Landlord, and that no awning shall be installed or used on the exterior of said building unless approved in writing by the landlord, which approval may be withheld or delayed for any reason (or no reason) in Landlord's sole discretion. Tenant shall not erect or install any exterior or interior window or door signs or advertising media or window or door lettering, or placards, without the previous written consent of landlord, which consent may be withheld or delayed for any reason (or no reason) in Landlord's sole discretion. Tenant agrees not to use any advertising media that shall be deemed objectionable to landlord or other tenants, such as loud speakers, phonographs or radio broadcasts in a manner to be heard outside of the leased Premises. Tenant shall not install any exterior decorations or painting, or build any fences or make any changes to the store front without the previous consent of landlord, which consent may be withheld or delayed for nay reason (or no reason) in Landlord's sole discretion. Simultaneous with Tenant's delivery of its plans and specifications, Tenant shall submit to Landlord Tenant's written detail for the completion of its store front sign for Landlord's approval. The storefront sign in all respects shall conform to the detail and specification of the Shopping Center Sign Criteria attached hereto and by this reference made a part hereof. Tenant shall, within thirty (30) days of Landlord's written approval of Tenant's plans for completion of its store front, in all respects complete the installation of Tenant's store front sign. Landlord shall have the right, but not the obligation, to complete Tenant's store font sign and the cost to Landlord for completion of such sign shall become additional rent, payable within ten (10) days of Landlord's billing of the same to Tenant.

25. APPLICABLE LAW – This Lease Agreement shall be construed under the laws of the State of Michigan.

26. GENERAL – This Lease does not create the relationship of principal and agent or of partnership or of joint venture or of any association between Landlord and Tenant, the sole relationship between Landlord and Tenant being that of Landlord and Tenant. No waiver of any default of Tenant hereunder shall be implied from any omission by Landlord to take any action on account of such default if such default persists or is repeated and no express waiver and that only for the time and to the extent therein stated. Each term and each provision of this Lease performable by Tenant shall be construed to be both a covenant and a condition. The marginal or topical headings of the several Articles, paragraphs and clauses are for convenience only and do not define, limit or construe the contents of such Articles, paragraphs, or clauses. All preliminary negotiations are merged into and incorporated in this Lease. This Lease can only be modified or amended by an Agreement in writing signed by the parties hereto. All provisions hereof shall be binding upon the heirs, successors and assigns of each party hereto.

27. ENTIRE AGREEMENT – This Lease shall constitute the entire agreement of the parties hereto; all prior agreements between the parties, whether written or oral, are merged herein and shall be of no force and affect. This Lease cannot be changed, modified or discharged orally but only by an agreement in writing, signed by the party against whom enforcement of the change, modification or discharge is sought.

28. UNLAWFUL USE – Tenant agrees not to commit or permit any act to be performed on the Premises or any omission to occur which shall be in violation of any statute, regulation or ordinance of any governmental body or which will increase the insurance rates on the Building or which will be in violation of any insurance policy carried on the Building by the Landlord. The Tenant shall not disturb other occupants of the Building by making any undue or unseemly noise or otherwise shall not do or permit to be done in or about the Premises anything which will be dangerous to life or limb.

29. MISCELLANEOUS – This Lease shall ensure to the benefit of the successors and assigns of Landlord and shall be binding upon the permitted successors and assigns of Tenant. In the event Landlord shall convey the building to any other person, Landlord may assign this Lease to the grantee and pay the Security Deposit to grantee and thereupon Landlord shall be relieved from all obligations under this Lease. The rights and remedies provided herein shall be cumulative and shall not be exclusive or any other rights or remedies or any rights or remedies provided by law.

30. ESTOPPEL CERTIFICATE – Tenant from time to time shall, upon request by Landlord, execute, acknowledge and deliver to Landlord a written statement certifying that this Lease is unmodified and in full force and effect (or that the same is in full force and effect as modification), the dates to which rent and other charges have been paid; that Landlord is not in default hereunder (or specifying the nature of any default(s) Tenant claims to exist at the time of such certification), and such other matters pertaining to this Lease and Tenant's occupancy of the Premises as Landlord may request, it being intended that any such statement delivered pursuant to this Paragraph 30 may be relied upon Landlord, a prospective purchaser of Landlord's interest or mortgagee of Landlord's interest in the Building. Tenant shall not be entitled to withhold such statement on the basis of any delay in Tenant's occupancy or possession of the Premises nor of any unfinished work on or in connection with the Premises or the Building.

31. HAZARDOUS WASTE – The Tenant shall keep and maintain the Premises in compliance with, and shall not cause or permit the Premises to be in violation of, any federal, state or local laws, ordinances or regulations relating to industrial hygiene or to the environmental conditions ("Hazardous Materials Laws") on, under, about, or affecting the Premises. The Tenant shall not use, generate, manufacture, store or dispose of on, under, or about the Premises or transport to or from the Premises any flammable explosives, radioactive material, hazardous wastes, toxic substances, or related materials, including without limitation any substances defined as or included in the definition of "hazardous materials," or "toxic substances" under any applicable federal or state laws or regulations (collectively referred to hereinafter as "Hazardous Materials").

The Tenant shall be solely responsible for, and shall indemnify and hold harmless the Landlord, its directors, officers, employees, agents, successors, directly or indirectly arising out of or attributable to the use, generation, storage, release, threatened release, discharge, disposal, or presence of Hazardous Materials on, under, or about the Premises, including without limitation: (i) all foreseeable consequential damages; (ii) the costs of any acquired or necessary repair, cleanup, or detoxification of the Premises, and the preparation and implementation of any closure, remedial, or other required plans, and (iii) all reasonable costs and expenses incurred by the Landlord in connection with clauses (i) and (ii), including, but not limited to, reasonable attorneys' fees. The Tenant shall, upon the request of the Landlord, provide the Landlord with a bond or letter of credit, in form and substance satisfactory to the Landlord, in an amount sufficient to cover the costs of any required cleanup.

The Tenant shall, at its expense, take all necessary remedial action(s) in response to the presence of any Hazardous Materials on, under, or about the Property.

32. RE-RENTING - The Tenant hereby agrees that for a period commencing ninety (90) days prior to the termination of this Lease, the Landlord may show the premises to prospective Tenants, and sixty (60) days prior to the termination of this Lease, may display in and about said premises and in the windows thereof, the usual and ordinary "TO RENT" signs.

33. RESERVATION - The preparation and submission of this Lease to Tenant does not constitute a reservation or option in favor of the Tenant for the premises. This Lease shall only become binding as a lease upon the complete execution by both Landlord and Tenant and delivery of a fully executed copy thereof to each respective party. The Landlord reserves the right of free access at all times to the roof of said leased premises and reserves the right to rent said roof for advertising purposes. The Tenant shall not erect any structures for storage or any aerial, or use the roof for any purpose without the consent in writing of the Landlord.

34. NONLIABILITY OF LANDLORD – Landlord shall not be responsible or liable to Tenant for any loss or damage that may be occasioned by or through the acts or omissions of persons occupying adjoining premises or any part of the premises adjacent to or connecting with the demised Premised, or any other part of the Shopping Center, or for any loss or damage resulting to Tenant or his property from bursts, stopped or leaking water, gas, sewer or steam pipes, or for any damage or loss of property within the demised Premises from any cause whatsoever excepting that caused by the grossly negligent act or neglect of Landlord, its agents or employees, and no such occurrence shall be deemed to be an actual or constructive eviction from the demised Premises. Further, in the event of any dispute as to whether Landlord has unreasonably withheld its consent or approval, an action for declaratory judgment or specific performance will be Tenant's sole right and remedy, and Tenant shall not withhold or escrow the Rent during the pendency of such dispute. In the event of an y sale or transfer (including any transfer by operation of law) of the Shopping Center, Landlord (and any subsequent owner of

the Demised Premises making such a transfer) shall be relieved from any and all obligations and liabilities under this Lease except such obligations and liabilities as shall have arisen during Landlord's (or such subsequent owner's) respective period of ownership, provided that the transferee assumes in writing all of the obligations of Landlord under this Lease,. If Landlord shall fail to perform any covenant, term or condition of this Lease upon Landlord's part to be performed, and, if as a consequence of such default, Tenant shall recover a money judgment against Landlord, such judgment shall be satisfied only against the right, title and interest of Landlord in the Shopping Center and out of the rents or other income from the Shopping Center and neither Landlord nor any pf the Landlord's members or partners shall be liable for any deficiency.

35. MERCHANTS' ASSOCIATION - At the option of the Landlord or by mutual agreement of Tenants representing seventy-five percent (75%) ofthe gross leasable area of the Shopping Center, the Tenant will become a member of, participate fully in, and remain in good standing in the Merchants' Association (as soon as the same has been formed) limited to tenants occupying premises in the Shopping Center, and abide by the regulations of such Association. Each member/Tenant shall have one vote in the operation of said Association. The objectives of such Association shall be to encourage its members to deal fairly and courteously with their customers, to sell their merchandise or services at fair prices, to follow ethical business practices, to assist the business of the tenants by sales promotions and center-wide advertising and, in particular, to help the interests of members of said Association. The Tenant agrees to pay minimum dues to the Merchants' Association in the amount of fifteen ($.15) cents per square foot of Tenant's leased premises per year, payable in monthly installments, subject, however, to annual adjustments approved by a majority vote of the members of the Association, increasing said dues to the extent required by increases in the costs of promotional public relations and advertising services. The Tenant also agrees to pay to the Merchants' Association a minimum initial assessment, in addition to the foregoing dues, in the amount of ten ($.10) cents per square foot of the area of Tenant's leased premises for the purposes of defraying the promotional and public relations expenses to be incurred by the Merchants' Association in connection with the initial promotion. The Landlord shall pay to the Merchants' Association for the purposes of promotion of such initial promotion an amount equal to one-third (1/3) of the aggregate assessments paid by all members of the Association for such promotion and shall pay to the Merchants' Association for the continuing promotion of the Shopping Center an amount equal to one-fourth (1/4) of the aggregate monthly dues paid by the members of the Association. Nothing in the By-Laws or regulations of the said Association shall be in conflict with the provisions of this Lease, including without limiting the generality of the foregoing any rules and regulations adopted and established uniformly for the operation of the Shopping Center by the Landlord, nor shall they in any manner affect the rights of the Landlord.

36. ACCORD AND SATISFACTION – No payment by Tenant or receipt by Landlord of a lessor amount than the rent and other sums that shall become due and payable under this Lease shall be deemed to be other than on account of the earliest rent and/or other amounts due, nor shall any endorsement or statement on any check or any letter accompanying any check or payment under this Lease be deemed to be in accord and satisfaction. Landlord shall have the right to accept such check, regardless of such endorsement or letter or other qualification, without regard to such endorsement or other qualification and without prejudice to its right to recover the balance of any amounts that shall be due under the terms of this Lease or pursue any other remedy.

37. NONWAIVER – No default in the payment of rent or any other amount required to be paid under the terms of this Lease, or the failure of Landlord to enforce the provision of this Lease upon any default by Tenant shall be construed as creating a custom of deferring payment of as in any way modifying the terms and conditions of this Lease, or as a waiver of Landlord's right to exercise any privilege given to the Landlord by law or under the terms and conditions of this Leas. Landlord may not be deemed to have waived any of Landlord's rights, except to the extent that the dame shall have been reduced to writing and signed by the landlord, and such waiver shall be limited to the terms of such writing. The parties declare that time is of the essence with respect to the covenants under this Lease. If any terms or provisions of this Lease or the application thereof to any person or circumstance shall to any extent be declared by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, and each of the remaining terms and condition of this Lease shall be valid and enforceable in accordance with their terms to the fullest extent permitted by law; provided, however, if Tenant shall for any reason be relieved of its obligation to pay rent or any additional rent, Tenant's right to occupancy of the Premise shall immediately and automatically terminate.

38. WAIVER - Tenant hereby waives the right to demand a jury in any litigation instituted by the Landlord in which Landlord seeks to recover any rental obligations accruing under this Lease Agreement. Tenant also agrees not to assert in any such action any set-off or counterclaim to endeavor to avoid or defeat the Landlord's claim of right to receive the rental obligations under this Lease. The foregoing waivers shall not affect Tenant's right to make a demand for jury trial with respect to any litigation not related to those matters above described nor shall it deprive Tenant of the right of asserting any matter which may otherwise be the subject of a set-off or counterclaim in a separate action. Any such separate action shall not be consolidated into the Landlord's action to secure payment of the aforesaid rental obligations.

39. TENANT DEFAULT - If the Tenant shall default in any payment or expenditure other than rent required to be paid or expended by the Tenant under the terms hereof, the Landlord may at his option make such payment or expenditure, in which event the amount thereof shall be payable as rental to the Landlord by the Tenant on the next ensuing rent day together with interest at Seven Percent (7%) per annum from the date of such payment or expenditure by the Landlord and on default in such payment the Landlord shall have the same remedies as on default in payment of rent.

40. CERTIFICATE OF OCCUPANCY – It shall be

the sole responsibility and obligation of the Tenant to secure a certificate of occupancy from the appropriate governmental agency.

41. ADD & DELETE - Landlord retains the exclusive right to add, delete and otherwise alter the Shopping Center buildings, common areas, and the land (including any additions or deletions thereto made hereafter by Landlord) which now and hereafter may be by Landlord made a part of the Shopping Center. Landlord agrees that the privileges herein by Landlord retained shall be exercised in such a manner as to avoid unreasonable interference with the conduct of Tenant's business.

~~42. ADVANCED OCCUPANCY - If Tenant is given possession of the leased premises prior to the commencement of the term hereof, such possession shall be for the purpose of enabling Tenant to ready the premises for the conduct of its business. All of the terms and conditions of this Lease, with the exception of Minimum Rent, Real Estate Taxes and Common Area Maintenance, shall be fully applicable during such period of possession prior to commencement of the term. In the event Tenant shall commence to conduct any business prior to the date of commencement of the term, then on such prior date, Tenant shall, beginning such date, commence to pay minimum rent, real estate taxes and common area maintenance expenses prorated on a daily basis from the date Tenant shall commence to conduct business to the date of commencement of the term hereof. Tenant shall be obligated for all utilities from the~~ date of possession.

43. RULES & REGULATIONS - Landlord reserves the right from time to time to establish, modify, delete and administer rules and regulations applicable to the Shopping Center and the herein demised leased premises. Notice of such rules and regulations, modifications, additions or deletions thereto, if any, shall be in writing and communicated to the Tenant. Tenant shall comply with all of such rules and regulations, with the understanding that such rules and regulations shall be nondiscriminatory and apply uniformly to all tenants.

IN WITNESS WHEREOF, the parties have executed these presents as of the day and year first above written.

BY: ______________________, managing member
LANDLORD: SUMMIT WEST INVESTMENTS, LLC

BY: ______________________, managing member
GENERAL PARTNER, "RIDE THE WAVE", INDY BASEBALL LLC

ITS: ______________________
TENANT: BASEBALL HEROES OF OAKLAND COUNTY, LIMITED PARTNERSHIP

SPECIAL CLAUSES:

1. Tenant may occupy the premises prior to December 16, 2008 RENT FREE.
2. Tenant agrees to pay all utilities for the leased premises from the date of execution hereof.
3. Landlord agrees to deliver the leased premises free of all interior walls and plumbing fixtures.
4. Tenant agrees to install sound conditioning at its cost and expense on the common wall with CNS. Said sound conditioning shall cover the entire wall from the floor to the underside of the roof deck. Tenant shall submit plan and specs for the sound conditioning for Landlord approval.
5. Tenant shall install at its cost and expense a commercial storefront with glass doors and sidelites subject to Landlord approval.
6. After Tenant occupies the leased premises, it agrees to provide sound conditioning within a reasonable length of time on the walls adjoining the store currently occupied by JoAnn Fabrics if the adjoining Tenant or any future tenant requests a reduction in the sound transmission between tenants.
7. Landlord agrees that so long as Tenant is not in default under the terms of this lease to give Tenant $25,000 towards tenant improvements within ten (10) days of execution of this lease.

BY: ______________________, managing member
LANDLORD: SUMMIT WEST INVESTMENTS, LLC

BY: ______________________
TENANT: BASEBALL HEROES OF OAKLAND COUNTY, LIMITED PARTENRSHIP

DAVID M. TISDALE & COMPANY

5657 WEST MAPLE ROAD   WEST BLOOMFIELD, MICHIGAN 48322   TELEPHONE (248) 626-8220

GUARANTY

FOR VALUE RECEIVED, and in consideration for, and as an inducement to Landlord to enter into the foregoing Lease, attached hereto and made a part hereof by and between SUMMIT WEST INVESTMENTS, LLC as Landlord and BASEBALL HEROS OF OAKLAND COUNTY, LIMITED PARTNERSHIP as Tenant, the undersigned unconditionally guarantees to Landlord , its successors and assigns, the payment of the rent, in the amounts due and to become due, and all other payments to be made by Tenant under the Lease and the full and prompt performance and observation by Tenant of all other terms, covenants, conditions and agreements therein provided to be performed and observed by Tenant without requiring any notice of nonpayment, nonperformance or nonobservance, or proof of notice or demand, all of which the undersigned hereby expressly waives, and the undersigned expressly agrees that this Guaranty shall not be terminated, affected or impaired in any way or manner whatsoever by reason of the assertion by Landlord against Tenant of any of the rights or remedies reserved to Landlord, or by the omissions of Landlord to enforce any of its rights against Tenant, or by reason of any extensions of time or indulgences granted by Landlord to Tenant. The liability of the undersigned shall in no way be affected by any bankruptcy or creditor's proceeding or statute, whether state or federal, or by the assignment or transfer of this Lease by Tenant, or by the illegality or unenforceability of the Lease or any term, covenant, or provision contained therein, or by any disability or other defense of Tenant. The undersigned further covenants and agrees that this Guaranty shall remain and continue in full force and effect as to any holdover, renewal, extension, modification or amendment of the Lease.

The undersigned expressly covenants and agrees that all actions or proceedings arising directly, indirectly or otherwise in connection with, out of, related to or from this Guaranty shall be litigated, only in courts having a situs within the County of Oakland, State of Michigan except to the extent such actions or proceedings may be brought in federal court, in which event the same shall be litigated only in courts having a situs within the County of Wayne, State of Michigan. The undersigned further waives any right to transfer or change the venue of any litigation brought by Landlord in accordance with this paragraph. For purposes of the foregoing, the undersigned consents and submits to the jurisdiction of any local, state or federal court located within said counties. In the event, through no fault of its own, Landlord is unable to effect service of process upon the undersigned at the address below through any manner then allowed by law, it is hereby agreed that posting at such address together with delivery by registered mail to Guarantor's last known address shall constitute reasonable effort to give notice of the undersigned's proceeding and shall constitute personal service upon the undersigned. Notwithstanding anything contained herein to the contrary, the undersigned shall be released of its obligations and any and all liability hereunder upon the peaceful surrender of the Leased Premises to Landlord by Tenant at the end of the term of Lease.

If this Guaranty is signed by more than one person, their obligations shall be joint and several and the release of one or more of such guarantors shall not release any other of such guarantors.

IN WITNESS WHEREOF,
the undersigned has executed this unconditional Guaranty this 29th day of May, 2008.

Robert A. Hilliard, managing member, "Ride The Wave"
NAME

315-130 N. Telegraph Road Waterford, MI 48328
ADDRESS

[signature]

NAME

ADDRESS

DAVID M. TISDALE & COMPANY

5657 WEST MAPLE ROAD WEST BLOOMFIELD, MICHIGAN 48322 TELEPHONE (248) 626-8220

SHOPPING CENTER GENERAL SIGN CRITERIA

Since a variety of well-designated signs coordinated with storefront design is essential to the overall concept of the Shopping Center, the design, size, materials and location of all signs must be approved by the Landlord. Landlord's decision in such matters shall be final.

The wording of the signs shall be limited to the store name only, and such name shall not include any items sold therein.

The use of corporate shields, crests, logos, or insignia will be permitted provided such corporate shields, crests, logos or insignia shall not exceed the average height for sign letters.

The extreme outer limits of sign shall not exceed sixty percent (60%) of the store width.

The Landlord provides a conduit from rear of store to junction box near storefront (above ceiling) with wiring for one (1) circuit only (cost for additional wiring by Tenant) and empty conduit from brick wall fascia (to which sign will be attached) to junction box near storefront (above ceiling).

The following design standards will be adhered to:

(a) Signs shall be made up of individual or script type dimensional letters, backlighted or internally illuminated and mounted on a metal raceway not to exceed six (6) inches square in cross section which shall be painted to match the color of the background material of the store to which it is mounted.
(b) All letters shall have concealed attachment devices, clips, wiring and transformer. No exposed tubing or lamps will be permitted.
(c) Tenant's sign contractor shall wire sign and make connection (through conduit by Landlord) from brick wall fascia, to which sign is to be attached, to junction box above ceiling near storefront.
(d) No exposed conduit or junction boxes on face of brick wall will be permitted.

Tenant may have its business name, address and store hours applied to the front and service doors, as applicable, using professionally and individually painted white, Helvetica style letters not to exceed two and one half inches (2 1/2") in height. No other type of signage will be permitted for this purpose.

PROHIBITED TYPES OF SIGNS OR SIGN COMPONENTS

1. Moving or rotating signs
2. Signs employing moving or flashing lights
3. Signs exhibiting the names, stamps or decals of the sign manufacturer or installer
4. Signs employing painted and/or non-illuminated letters
5. Cloth, wood, paper or cardboard signs, stickers, decals or painted signs around or on exterior surfaces (including interior and exterior surfaces of doors and/or windows) of the premises
6. Signs employing noise making devices and components
7. Signs, letters, symbols or identification of any nature, painted directly on surfaces exterior to the premises
8. Freestanding signs
9. Signs employing unedged or uncapped plastic letters or letters with no returns and exposed fastenings
10. Box or cabinet signs

TENANT SHALL SUBMIT DRAWINGS FOR WRITTEN APPROVAL OF LANDLORD OR LANDLORD'S ARCHITECT PRIOR TO TENANT'S INSTALLATION OF ANY SIGN.

EXHIBIT 6.8

EMPLOYMENT AGREEMENT BETWEEN ROBERT HILLIARD AND THE COMPANY DATED JULY 20, 2008

RIDE THE WAVE

315-138 North Telegraph Road
Summit Place Mall
Waterford, MI 48328

DATE: July 20, 2008

TO: Robert A. Hilliard, co-managing member, Ride The Wave Indy Baseball, LLC, GP
Baseball Heroes of Oakland County, LP

FROM: Dr. Othman Kadry, co-managing member, Ride The Wave Indy Baseball, LLC, GP
Baseball Heroes of Oakland County, LP

SUBJECT: **Contract Offer**

Based on our several conversations, your experience as developer and operator of Skylands Park Management, Inc. and President of the Hamilton Redbirds (1991-2), Glens Falls Redbirds (1993) and New Jersey Cardinals (1994), your leadership role and financial commitment to bringing independent professional baseball to the Charter Township of Waterford and Oakland County, I am pleased to present the following offer of employment on behalf of Baseball Heroes of Oakland County Limited Partnership:

(1) **Position:** Co-Managing Member, Ride The Wave Indy Baseball, LLC and President & Chief Operating Officer, Oakland County Cruisers

(2) **Term:** October 1, 2008 thru September 30, 2011.

(3) **Duties:** Manage activities of Baseball Heroes of Oakland County Limited Partnership thru the remainder of the organization's start-up phase and into its operational phase, including (a) financing and construction of the sports & entertainment facility, (b) marketing of the Oakland County Cruisers and (c) overseeing baseball operations of the ball club.

(4) **Base Salary:** (a) Oct. 1, 2008 to Sep. 30, 2009 at $36,000; (b) Oct. 1, 2009 to Sep. 30, 2010 at $36,000; (c) Oct. 1, 2010 to Sep. 30, 2011 at $36,000.

(5) **Healthcare:** A health-care package includes (a) 100% employer-paid coverage for the employee through Blue Cross/Blue Shield of Michigan or another health-care program selected by the organization, and (b) up to 50% employer-paid coverage (the exact percentage set annually at the employer's sole discretion) for the employee's spouse and/or employee's children until they are either 22 years of age or until they complete their fourth year of college, whichever is earlier. Up to $250 provided for optical care and up to $250 provided for dental care annually.

Other Terms:

Base compensation will be paid in 12 equal installments of $3,000 on the last business day of each month commencing with October 2008.

The health-care program will begin after one full month of employment.

This contract will be delayed until (a) groundbreaking on the Oakland County Cruisers' sports & entertainment facility takes place or (b) a home field has been secured for Baseball Heroes of Oakland County's Frontier League baseball team for the 2009 season.

This contract shall be governed by the Laws of the State of Michigan.

Robert A. Hilliard — Date: July 21, 2008

Dr. Othman Kadry, co-managing member
"Ride The Wave" Indy Baseball, LLC, General Partner
Baseball Heroes of Oakland County, LP
Date: July 21-2008

Tim Nick, member
"Ride The Wave" Indy Baseball, LLC, General Partner
Baseball Heroes of Oakland County, LP
Date: July 22-08

George Shaieb, member
"Ride The Wave" Indy Baseball, LLC, General Partner
Baseball Heroes of Oakland County, LP
Date: July 23, 2008

EXHIBIT 6.9

EMPLOYMENT AGREEMENT BETWEEN ERIC COLEMAN AND THE COMPANY DATED JANUARY 20, 2008

RIDE THE WAVE

DATE: January 20, 2008

TO Eric Coleman

FROM: Rob Hilliard

SUBJECT: **Contract Offer**

Based on our lengthy conversation in Philadelphia and follow-up telephone conversation; the strong recommendation of Mark Holtzman, and homework we've done regarding your references, "Ride The Wave" Indy Baseball, LLC, General Partner of Baseball Heroes of Oakland County Limited Partnership, is offering you the following employment opportunity:

(1) **Position:** Manager & Director of Player Development, Midwest Sliders/Oakland County Cruisers

(2) **Term:** 2008 and 2009 seasons with two one-year mutual options for the 2010 and 2011 seasons

(3) **Duties:** Manage team, select coaching staff (with front-office approval on personnel and salary), work with front office and scouting department regarding player selections and transactions and run team tryout.

(4) **2008 Compensation:** **(a)** Base salary of $24,000; **(b)** $1,000 bonus for no negative off-field public incidents (as determined by team and/or FL officials); **(c)** $250 bonus for reaching 40-win plateau; **(d)** additional $250 for playing .500 baseball or better; **(e)** additional $250 for making playoffs; **(f)** $100 bonus for each player to make the Frontier League All-Star team; **(g)** $5,000 Limited Partnership interest in Baseball Heroes of Oakland County, LP through More Baseball Heroes of Oakland County, LLC, to be vested upon return to the Oakland County Cruisers for the 2009 Frontier League season.

(5) **2009 Compensation:** **(a)** Base salary of $35,000; **(b)** 2008 bonus package in tact except for 40-win plateau; **(c)** health-care package as full-time employee; **(d)** 15% commission on Cruisers Camp registrations; **(e)** relocation package covering truck rental, fuel costs for personal vehicle from North Las Vegas, NV, to Oakland County and lodging for two nights.

(6) **2010/2011 Compensation:** **(a)** Base salary increase of 2½% over previous year's base salary; **(b)** 2009 bonus package in tact; **(c)** Cruisers Camp registrations commission in tact; **(d)** health-care package as full-time employee in tact.

Team will pay for cell phone plan, all club-related travel & lodging as well as provide a $25 per day meal allowance for full days on the road and a $15 per day meal allowance for partial days on the road.

Payments will be made as follows:

- $2,000 on March 16, 2008
- $5,000 on May 16, 2008
- $5,000 on June 16, 2008
- $5,000 on July 16, 2008
- $5,000 on August 16, 2008
- $2,000 on September 16, 2008

Out-of-pocket expenses will be reimbursed at the end of each month. Receipts should be obtained for all expenses of $25 or more. All costs of $50 or more to be incurred on behalf of the Team should be approved by the Managing Member of the General Partner.

A credit card in your name shall be provided for the purpose of charging authorized Team expenses.

[signature] 1/20/08

Eric Coleman — Date

[signature] 01-20-08

Rob Hilliard, managing member — Date
"RideThe Wave" Indy Baseball, LLC, General Partner
Baseball Heroes of Oakland County, LP

EXHIBIT 6.10

CONSULTING AGREEMENT BETWEEN TIMOTHY BIRTSAS AND THE COMPANY DATED MARCH 9, 2009

BASEBALL HEROES OF OAKLAND COUNTY, LP
Dba MIDWEST SLIDERS OF YPSILANTI/OAKLAND COUNTY CRUISERS
277 Summit Drive
Waterford, MI 48328

DATE: March 9, 2009

TO: Tim Birtsas

FROM: Rob Hilliard

RE: **<u>Contract Offer</u>**

Pursuant to our several discussions and based on your credentials as an area entrepreneur, your experience in real estate development and your career in Major League Baseball, Baseball Heroes of Oakland County, LP, dba Midwest Sliders of Ypsilanti, is pleased to present the following 1 year Consulting Contract to you and your company, RBI ~~Companies,~~ Incorporated:

[1] Position: Executive Vice President-Business Development

[2] Term: March 1, 2009 to February 28, 2010

[3] Areas of Responsibility: Capital formation, Business planning, Public/Private Sector liaison, Corporate sales and sponsorships, Public speaking engagements

[4] Compensation (on a 1099 contract basis): $24,000, paid as follows -- $500 (upon execution of agreement), $750 (March 1, 2009), $750 (April 1, 2009), $750 (May 1, 2009), $750 (June 1, 2009), $1,000 (July 1, 2009), $1,500 (August 1, 2009), $2,500 (September 1, 2009), $2,500 (October 1, 2009), $2,500 (November 1, 2009), $3,500 (December 1, 2009), $3,500 (January 1, 2010) and $3,500 (February 1, 2010)

[5] Commission: 15% of all initial sponsorship and initial ticket sales, with a 10% commission on renewals which shall be considered residual income.

Performance

[6] ~~Year-end~~ Bonus: Performance-based bonus of up to 50% of base salary.

[7] Other Compensation: A. Upon the signing of this agreement, Rob Hilliard, Mananging Partner of Baseball Heroes of Oakland County, LP shall immediately assign, and/or transfer 1 GP Unit of membership in "Ride The Wave" Indy Baseball, LLC, sole General Partner of Baseball Heroes of Oakland County, LP to RBI ~~Companies,~~ Incorporated (GP members will redistribute GP Units to assure availability of 1 GP Unit or common share equivalent, based on a total of 5 GP units). **B.** Pitching Instructor – 50% of fee charged by the Baseball Academy if Mr. Birtsas brings the athlete(s) or team(s), or is specifically requested, or 40% of the fee if not specifically directed or requested. This is in addition to his salary.

Other Terms:

- **Business-related expenses** - will be reimbursed within 30 days of submitting an expense report; authorization from Baseball Heroes is required for expenses in excess of $100. Fuel allowance will be capped at $200 per month. Receipts, plus travel log (destination and purpose of travel) required for reimbursement.
- **Time Commitment** – It is expressly understood and agreed by both parties that the salary portion of the compensation package is substantially less than what would generally be expected for the position of Executive Vice President of Business Development. Therefore, it is mutually agreed that the Executive Vice President of Business Development shall only devote such time as determined by Tim Birtsas and Rob Hilliard, in their sole discretion, to reasonably conduct the company's affairs and responsibilities, as indicated in Section 3 of this contract.
- **Other Business Ventures** - The Executive Vice President of Business Development, shall not in any way prohibit or restrict Tim Birtsas and/or RBI Inc. from engaging, managing or owning an interest in any other business ventures. This includes, but is not limited to working for another firm, agency or company as an employee or subcontractor.
- **Management** - shall have the right to terminate this contract in the event of repeated gross misconduct, continued willful neglect and/or a pattern of employee abuse in carrying out the responsibilities of the position described herein.
- **Governing Law** - This contract shall be governed by the Laws of the State of Michigan.

[signature] | March 1, 2009
Tim Birtsas of RBI ~~Companies,~~ Incorporated | Date

[signature] | 03-01-09
Rob Hilliard, Managing Partner, Baseball Heroes of Oakland County, LP | Date

EXHIBIT 6.11

COMMISSION SALES AGREEMENT (FOR SALE OF BASEBALL TICKETS) BETWEEN COMPANY AND LEDGE MARKETING GROUP, LLC

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

DATE: March 20, 2009

TO: Ledge Marketing Group, LLC

FROM: Rob Hilliard/President

SUBJECT: **Commission Sales Agreement**

This Letter of Agreement between Ledge Marketing Group, LLC. and Diamond Heroes of Southeast Michigan, Inc, owner and operator of the Midwest Sliders independent professional baseball team playing in the Frontier League and the Oakland County Cruisers Baseball Academy, sets forth terms by which Ledge Marketing Group, LLC. shall be a sales representative for Diamond Heroes.

- **Term:** The term under which the parties shall operate begins on March 21, 2009, and concludes on September 30, 2009 unless extended by agreement of both parties.
- **Position:** Commission Sales Representative
- **Compensation:** Ledge Marketing Group, LLC. Will be entitled to 20% of all sponsorship packages sold; 15% of all tickets sold
- **Payment:** Commissions shall be paid on the 15th and last day of each month, said commissions due after the Midwest Sliders and/or Oakland County Cruisers Baseball Academy have received full amount of sale.
- **Termination:** Either party may terminate this Letter of Agreement by providing two weeks' written notice (either by mail, e-mail or hand delivery) of intent to terminate. In the event of a termination, commissions on all contracts executed by Ledge Marketing Group, LLC. shall be paid only upon the Midwest Sliders and/or Oakland County Cruisers Baseball Academy receiving the full amounts called for under said contracts.

[signature]
By Roger L. Hurst – Ledge Marketing Group, LLC. 3-20-09 **Date**

[signature]
By Rob Hilliard - Diamond Heroes of Southeast Michigan, Inc. 03-26-09 **Date**

EXHIBIT 6.12

OAKLAND COUNTY CRUISERS MINOR LEAGUE BASEBALL 2009 & 2010 LIVE BROADCAST PROPOSAL TEMPLATE BETWEEN COMPANY AND CLEAR CHANNEL DETROIT DATED JANUARY 14, 2009

CLEARCHANNELDETROIT

am 1310 Detroit's Progressive Talk

Sports AM 1130 WDFN

106.7 Welcome to Fox Country

OAKLAND COUNTY CRUISERS Minor League Baseball 2009 & 2010
Live Broadcast Proposal Template

WDTW-AM will:

1. Agree to carry all Oakland COUNTY Cruisers regular and post-season baseball games during the 2010 season with the exception of possible pre-emptions outlined in item 3.

2. Coordinate with the OAKLAND COUNTY CRUISERS schedule to carry games live. WDTW-AM retains the right to pre-empt OAKLAND COUNTY CRUISERS games in any of the situations listed below in this paragraph 2 or in paragraph 3. Should any of the situations arise, OAKLAND COUNTY CRUISERS will be given at least 10 days notice unless circumstances beyond WDTW-AM's control require more immediate action. In the event of a pre-emption, it will be the option of OAKLAND COUNTY CRUISERS to either: 1) consent to move the game to WDFN or 2) take a credit. WDTW AM reserves the right to pre-empt any OAKLAND COUNTY CRUISERS game:
   A. To carry contracted play-by-play of Detroit Piston games on Sports Radio 1130, The Fan.
   B. To carry NCAA football/NCAA baseball tournament games that would conflict with Detroit Piston baseball.
   C. To carry Palace Entertainment sports programming with the exception of Oakland University basketball.
   D. To carry contracted play-by-play of Detroit Shock games on Sports Radio 1130, The Fan.
   E. To carry previously contracted block programming.

3. Neither party hereto shall be liable to the other for the failure to fulfill its obligations hereunder if such failure is caused by or arises out of an act of God, war, strike, similar reason beyond the reasonable control of the party the fulfillment of whose obligations is prevented during the period of such occurrence. Further, notwithstanding any contrary provisions consistent with WDFN-AM and WDTW-AM's obligations pursuant to the applicable rules and regulations of the Federal Communications Commission ("FCC"), WDFN-AM and WDTW-AM shall have the right to delete any material in the games which it regards as unsuitable for broadcast or contrary to the public interest. WDFN-AM and WDTW-AM's obligation to broadcast materials provided by OAKLAND COUNTY CRUISERS may be pre-empted and relieved for any program which WDFN-AM and/or WDTW-AM deems, in its sole discretion, to be a program of special national, state or local significance and/or importance to the public interest. Any such pre-emption shall not constitute a breach of this agreement.

4. WDTW-AM and OAKLAND COUNTY CRUISERS will mutually select play-by-play announcers, who will be employees of OAKLAND COUNTY CRUISERS.

5. WDFN will provide a minimum of ten (10) weekly promotional mentions and ticket giveaways for OAKLAND COUNTY CRUISERS baseball games. In connection with this provision, WDFN will provide to OAKLAND COUNTY CRUISERS, upon OAKLAND COUNTY CRUISERS reasonable request, affidavits signed by an authorized officer of WDFN of when and what games the 10 (ten) weekly promotional mentions were made as well as ticket giveaways to OAKLAND COUNTY CRUISERS home games during the 2009 and2010 OAKLAND COUNTY CRUISERS baseball season.

6. Provide the necessary personnel and technical needs to receive the signal at the WDTW-AM/WDFN studios and broadcast the game at an acceptable standard.

7. Provide OAKLAND COUNTY CRUISERS with affidavits verifying that WDTW-AM (or WDFN, if applicable) has aired the OAKLAND COUNTY CRUISERS game(s), notating the date and time of each broadcast.

8. Term: The 2009 and 2010 OAKLAND COUNTY CRUISERS baseball seasons (Including regular season and post season games).

9. WDTW-AM's sole duties and obligations will be those expressly set forth herein and no other duties or obligations will be deemed implied or assumed hereby.

OAKLAND COUNTY CRUISERS will provide:

1. OAKLAND COUNTY CRUISERS will pay WDTW-AM one hundred fifty ($150) per game to air all OAKLAND COUNTY CRUISERS regular season and post season baseball games. OAKLAND COUNTY CRUISERS will sell all advertising time within the game broadcast and retain all the revenues. OAKLAND COUNTY CRUISERS shall not sell any advertising for any product or service relating in any way to gambling or sports betting or lotteries, nor shall it sell any advertising contrary to applicable law or otherwise contrary to WDTW-AM's corporate policies. WDTW-AM/WDFN will retain 2 units per hour (2:00 Minutes) within the broadcast as well as promotional and station identification positions, times to be agreed upon, during the game.

   OAKLAND COUNTY CRUISERS will be solely responsible for all costs associated with the production of the game. (WDTW-AM will provide a technical employee located at WDTW-AM studio during all broadcasts.)

2. OAKLAND COUNTY CRUISERS will be solely responsible for all play-by-play announcer compensation, travel costs and expenses.

3. Provide access to OAKLAND COUNTY CRUISERS Manager(s) on an as-needed basis.

4. OAKLAND COUNTY CRUISERS will provide Clear Channel Detroit Stations with print ad(s) in OAKLAND COUNTY CRUISERS minor league baseball program, schedule or other print piece. WDTW-AM will receive one P.A. announcement during games promoting OAKLAND COUNTY CRUISERS broadcasts.

5. OAKLAND COUNTY CRUISERS represents and warrants that the content of the games and any commercial copy or promotional materials supplied by OAKLAND COUNTY CRUISERS: (A) will not violate or infringe the rights of any third parties, including, without limitation, the rights of publicity and privacy, and (B) will comply with all applicable laws, court orders, government regulations or other ruling or regulation of any government

agency, including without limitation, all FCC rules and regulations governing obscene or indecent programming content.

6. WDFN-AM and WDTW-AM shall be entitled to use OAKLAND COUNTY CRUISERS trademarks (including, e.g., name and logo) and copyright rights (e.g., to the extent OAKLAND COUNTY CRUISERS has such a copyright right, the pictures and voices of OAKLAND COUNTY CRUISERS players, managers, coaches and officials) in connection with the advertising and promotion of the games.

7. OAKLAND COUNTY CRUISERS, on one hand and WDFN-AM and WDTW-AM, on the other, each agree to indemnify and hold harmless the other party, its parent and affiliated entities from any damages, claims or causes of action relating to (i) the acts or omissions of the party and its employees or agents, (ii) the breach of any representation, warranty or agreement hereunder, (iii) the broadcast of the games and related programming, including any commercial copy or promotional materials, or (iv) the use or misuse of copyrights pursuant hereto.

It is understood that this agreement is an agreement between independent contractors and that neither party is in any way an agent or employee of the other party hereto.

This Radio Partnership is an exclusive arrangement between Midwest Sliders/Oakland County Cruisers and Clear Channel Detroit.

[signature] 01-14-09

Addendum

[1] Either party may cancel this agreement by providing the other party with 30 days' written notice.

[2] The parties to this agreement agree to develop and implement a plan to jointly announce the broadcast agreement, said joint announcement to take place within 21 days of the signing of this contract.

30-Day Mutual, written Cancellation Notice

[signature]
1/14/9
Clear Channel Detroit

CLEARCHANNEL
ONLINE MUSIC AND RADIO

Thousands of Oakland County Cruisers potential fans can be found at www.foxspacelive.com and www.wdfn.com!


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The Combination of On-Air and Online Advertising moves the needle on your marketing efforts by reaching a more "tuned-in" radio audience. Over 35,000 unique visitors to www.foxspacelive.com each month view over 575,000 pages of compelling content. Take advantage of our loyal online audience and gain exposure for Oakland County Cruisers*!*

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Streaming Commercials

STREAMING is the WDTW 106.7 Fox Country and WDFN Sports Radios "The Fan" audio signal on the internet. More than 35,000 people listen to each "Stream" each week. "Supersize" your schedule in 4 ways:

- Include a :15 video "Pre-Roll" that plays before the live radio stream begins, achieving 25% exposure during each month on the website. Supply an existing video or substitute the video with a flash image.
- Include a 300x250 "Companion" ad that appears in the streaming window at the same time that your streaming commercials run. This ad also serves as a hyperlink to cruisersbaseball.com.
- Include a 234x60 "Micro" Banner ad that appears in the streaming window at a 25% monthly rotation rate. This ad also serves as a hyperlink to cruisersbaseball.com.
- Include a 250x30 "Page Bug" Banner ad that appears in the streaming window at a 25% monthly rotation rate. This ad also serves as a hyperlink to cruisersbaseball.com.


250x-30 "Page Bug" Ad
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300x250 "Companion" Ad appears here!
LISTENER LINE: 248 848 1130
CONTEST LINE: 313 293 1130
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Keyword Listings

Radio Keywords benefit the consumer as a shortcut to important advertiser information. Listeners log-on to the station website, type in the Key Word, and are linked to specific information. Keywords make it easy and convenient to respond to your radio message.
Be sure to use your radio script to mention your keyword. **In addition, when Oakland County Cruisers, event or product category is searched, the results appear above all Google listings.** Our web sites regularly experience nearly 100,000 keyword searches in a given month!


NOW PLAYING ON 106.7 THE FOX
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Oakland County Cruisers
The Sliders, purchased last January by Baseball Heroes of Oakland County, LP, ... park's completion, the club will be renamed the Oakland County Cruisers ...
www.cruisersbaseball.com/ - 19k - Cached - Similar pages
Oakland County Cruisers - Apparel
Baseball Hero T-Shirts · Competition T-Shirts · Eagle Performance Polo ... 2008 Oakland County Cruisers. All Rights Reserved. ...
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...And YOUR Website Opens In A Separate Web Browser!!!

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Campaign Options:

Oakland County Cruisers Online campaign will include the following elements at www.foxspacelive.com and www.wdfn.com. The power of www.foxspacelive.com & www.wdfn.com's online listeners guarantee that your message will be seen and heard by your target audience!

Monthly Net Investment: $1,060
Includes on Each Website...

- Eighty (80) :30 streaming commercials
- Accompanying 300x250-pixel "Companion" ad
- 1st Position Keyword Listing across all 7 Clear Channel Detroit websites
- :15 video pre-roll ad
- 234x60 Micro Banner ad
- 250x30 Page Bug Banner ad

-PLUS-

- Email blast to approx. 31,000+ "Friends of the Fox" and the WDFN on-line listener clubs. Email blasts can include: video; link to website; discount coupon; contest; marketing message

- Ticket giveaways on foxspacelive.com and wdfn.com

106.7 the Fox — Welcome to Fox Country

Sports Radio AM 1130 WDFN

01-14-09
Baseball Heroes of Oakland County

TAPSCAN® *ReachMaster Schedule Analysi*

Mdwst Sliders/Oak Cty Cruisers
2009 on
WDTW-FM, WDFN, WDTW-AM

DETROIT	**PERSONS 12+**
SUMMER 2008 ARBITRON MaximiSer	**Population/Intab:3,864,100/4,427**
METRO Survey Area	**1 Week Schedule Analysis**
Using MaximiSer METRO	

SCHEDULE DESCRIPTION

DAYPART	# WKS	SPOTS	RATE	TOTAL COST	AVERAGE PERSONS	CUME PERSONS
WDTW-FM						
M-F 6A-7P	1	10	$50.00	$500.00	13,900	237,000
SA-SU 7A-6P	1	4	$25.00	$100.00	13,900	131,000
M-SU 6A-12M	1	8	$10.00	$80.00	11,100	281,200
TOTALS WEEK 1:		22	$30.91	$680.00	12,900	281,200
WDFN						
M-F 6A-7P	1	10	$50.00	$500.00	6,600	101,800
SA-SU 7A-6P	1	4	$25.00	$100.00	2,400	37,400
M-SU 6A-12M	1	8	$10.00	$80.00	4,000	120,000
TOTALS WEEK 1:		22	$30.91	$680.00	4,900	120,000
WDTW						
M-F 6A-7P	1	10	$15.00	$150.00	2,400	22,400
SA-SU 7A-6P	1	4	$10.00	$40.00	1,500	11,600
M-SU 6A-12M	1	8	$5.00	$40.00	1,800	27,000
TOTALS WEEK 1:		22	$10.45	$230.00	2,000	27,000

SCHEDULE COMPUTATIONS: 1 Week
PERSONS 12+ POPULATION: 3,864,100

STATION	SPOTS	RATE	TOTAL COST	AVERAGE PERSONS	CUME PERSONS
WDTW-FM	22	$30.91	$680.00	12,900	281,200
WDFN	22	$30.91	$680.00	4,900	120,000
WDTW	22	$10.45	$230.00	2,000	27,000
TOTALS:	66	$24.09	$1,590.00	6,600	418,500

The cost of reaching each target person an average of 2.0 times is 0.7 cents.

TAPSCAN® **ReachMaster Schedule Analysis**

Mdwst Sliders/Oak Cty Cruisers
2009 on
WDTW-FM, WDFN, WDTW-AM

DETROIT	PERSONS 12+
SUMMER 2008 ARBITRON MaximiSer	Population/Intab:3,864,100/4,427
METRO Survey Area	1 Week Schedule Analysis

Using MaximiSer METRO

QUICKSCAN SUMMARY

TOTAL SPOTS:	66	REACH:	5.6%	COST:	$1,590.00
AVERAGE RATE:	$24.09	FREQ:	2.0	CPP:	$130.33
		EFF REACH:	2.6%	GRPS:	12.2

Approved

3 packages, Total of $4770, dates tbd.

Baseball Years of Oakland County
1/14/09

RPerry
clear-channel
1/14/9

Detroit Tigers 2009 Schedule

(Updated as of 12/9/2008)

☐ - Away Game
■ - Home Game

April 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:			1	2	3	4
5	6 @ TOR 7:15 PM	7 @ TOR 7:07 PM	8 @ TOR 7:07 PM	9 @ TOR 12:37 PM	10 vs TEX 1:05 PM	11 vs TEX 1:05 PM
12 vs TEX 1:05 PM	13 vs CWS 1:05 PM	14 vs CWS 7:05 PM	15 vs CWS 7:05 PM	16	17 @ SEA 10:10 PM	18 @ SEA 9:10 PM
19 @ SEA 4:10 PM	20	21 @ LAA 10:05 PM	22 @ LAA 10:05 PM	23 @ LAA 10:05 PM	24 @ KC 8:10 PM	25 @ KC 7:10 PM
26 @ KC 2:10 PM	27 vs NYY 7:05 PM	28 vs NYY 7:05 PM	29 vs NYY 7:05 PM	30	Notes:	

May 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:					1 vs CLE 7:05 PM	2 vs CLE 1:05 PM
3 vs CLE 1:05 PM	4 vs MIN 7:05 PM	5 vs MIN 7:05 PM	6 @ CWS 8:11 PM	7 @ CWS 8:11 PM	8 @ CLE 7:05 PM	9 @ CLE 7:05 PM
10 @ CLE 1:05 PM	11	12 @ MIN 8:10 PM	13 @ MIN 8:10 PM	14 @ MIN 1:10 PM	15 vs OAK 7:05 PM	16 vs OAK 7:05 PM
17 vs OAK 1:05 PM	18	19 vs TEX 7:05 PM	20 vs TEX 7:05 PM	21 vs TEX 1:05 PM	22 vs COL 7:05 PM	23 vs COL 7:05 PM
24 vs COL 1:05 PM	25 @ KC TBA	26 @ KC TBA	27 @ KC TBA	28 @ BAL 7:05 PM	29 @ BAL 7:05 PM	30 @ BAL 7:05 PM
31 @ BAL 1:35 PM	Notes:					

June 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:	1	2 vs BOS 7:05 PM	3 vs BOS 7:05 PM	4 vs BOS 1:05 PM	5 vs LAA 7:05 PM	6 vs LAA 7:05 PM
7 vs LAA 1:05 PM	8 @ CWS 8:11 PM	9 @ CWS 8:11 PM	10 @ CWS 8:11 PM	11 @ CWS 2:05 PM	12 @ PIT 7:05 PM	13 @ PIT 7:05 PM
14 @ PIT 1:35 PM	15	16 @ STL 8:15 PM	17 @ STL 8:15 PM	18 @ STL 8:15 PM	19 vs MIL 7:05 PM	20 vs MIL 7:05 PM
21 vs MIL 1:05 PM	22	23 vs CHC 7:05 PM	24 vs CHC 7:05 PM	25 vs CHC 1:05 PM	26 @ HOU 8:05 PM	27 @ HOU 7:05 PM
28 @ HOU 2:05 PM	29 @ OAK 10:07 PM	30 @ OAK 10:07 PM	Notes:			

July 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:			1 @ OAK 3:37 PM	2	3 @ MIN 8:10 PM	4 @ MIN 7:10 PM
5 @ MIN 2:10 PM	6 vs KC 7:05 PM	7 vs KC 7:05 PM	8 vs KC 7:05 PM	9	10 vs CLE 7:05 PM	11 vs CLE 7:05 PM
12 vs CLE 1:05 PM	13	14	15	16	17 @ NYY 7:05 PM	18 @ NYY 3:05 PM
19 @ NYY 1:05 PM	20	21 vs SEA 7:05 PM	22 vs SEA 7:05 PM	23 vs SEA 1:05 PM	24 vs CWS 7:05 PM	25 vs CWS 7:05 PM
26 vs CWS 1:05 PM	27 @ TEX 8:05 PM	28 @ TEX 8:05 PM	29 @ TEX 8:05 PM	30	31 @ CLE 7:05 PM	Notes:

August 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:						1 @ CLE 7:05 PM
2 @ CLE 1:05 PM	3 vs BAL 7:05 PM	4 vs BAL 7:05 PM	5 vs BAL 7:05 PM	6 vs BAL 1:05 PM	7 vs MIN 7:05 PM	8 vs MIN 7:05 PM
9 vs MIN 1:05 PM	10 @ BOS 7:05 PM	11 @ BOS 7:05 PM	12 @ BOS 7:05 PM	13 @ BOS 1:35 PM	14 vs KC 7:05 PM	15 vs KC 7:05 PM
16 vs KC 1:05 PM	17	18 vs SEA 7:05 PM	19 vs SEA 7:05 PM	20 vs SEA 1:05 PM	21 @ OAK 10:07 PM	22 @ OAK 9:07 PM
23 @ OAK 4:07 PM	24 @ LAA 10:05 PM	25 @ LAA 10:05 PM	26 @ LAA 3:35 PM	27	28 vs TB 7:05 PM	29 vs TB 7:05 PM
30 vs TB 1:05 PM	31 vs TB 1:05 PM	Notes:				

September 2009

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Notes:		1 vs CLE 7:05 PM	2 vs CLE 7:05 PM	3 vs CLE 1:05 PM	4 @ TB 7:10 PM	5 @ TB 7:10 PM
6 @ TB 1:40 PM	7	8 @ KC 8:10 PM	9 @ KC 8:10 PM	10 @ KC 2:10 PM	11 vs TOR 7:05 PM	12 vs TOR 7:05 PM
13 vs TOR 1:05 PM	14 vs TOR 7:05 PM	15 vs KC 7:05 PM	16 vs KC 7:05 PM	17 vs KC 1:05 PM	18 @ MIN 8:10 PM	19 @ MIN 7:10 PM
20 @ MIN 2:10 PM	21	22 @ CLE 7:05 PM	23 @ CLE 7:05 PM	24 @ CLE 7:05 PM	25 @ CWS 8:11 PM	26 @ CWS 7:05 PM
27 @ CWS 2:05 PM	28 vs MIN 7:05 PM	29 vs MIN 7:05 PM	30 vs MIN 7:05 PM	10/1 vs MIN 1:05 PM	10/2 vs CWS 7:05 PM	10/3 vs CWS 7:05 PM
10/4 vs CWS 1:05 PM	Notes:					

tigers.com

Th, Jun 4 705p Rockford @ Sliders
Th, Jun 11 705p Florence @ Sliders
Th, Jun 25 705p Kalamazoo @ Sliders
Th, Jul 9 705p River City @ Sliders
705p Th, Jul 23 Kalamazoo @ Sliders
705p Th, Aug 6 Traverse City @ Sliders
705p Th, Aug 13 Evansville @ Sliders
705p Th, Aug 27 Florence @ Sliders

EXHIBIT 6.13

UNSECURED LOAN AGREEMENTS

UNSECURED PROMISSORY NOTE

$ 10,000.00 December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Linda French (the "***Lender***"), at 504 North Huron, Ypsilanti, Michigan 48197, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten thousand and 00/100 Dollars ($10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

UNSECURED PROMISSORY NOTE

$ 5,000.00 December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Kevin J. Hill (the "***Lender***"), at 108 Washtenaw Rd., #4, Ypsilanti, Michigan 48197, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five thousand and 00/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

UNSECURED PROMISSORY NOTE

$ 10,000.00 December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Brian Robb (the "***Lender***"), at 908 East Cross Street, Ypsilanti, Michigan 48198, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten thousand and 00/100 Dollars ($10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 21, 2008 a copy documenting a loan of Six hundred dollars and 00 cents ($600.00) made by Jocelyn Price, having a place of residence at ______________, __________, ____, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of September 17, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Jocelyn Price all principal and accrued interest then due on any date prior to the new maturity date.

Jocelyn L Price
Lender

3/21/09
Date

Robert Altobelli
For Baseball Heroes of Oakland County, LP

March 21, 2009
Date

UNSECURED PROMISSORY NOTE

$ 600.00

~~August~~ November 21, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Jocelyn F. Price (the "***Lender***"), at 1196 Meadowlark, Waterford, Michigan 48327, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Six hundred and XX/100 Dollars ($ 600.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 14, 2008 a copy documenting a loan of One thousand dollars and 00 cents ($1,000.00) made by Kim A. Buckey, having a place of residence at 4976 Spring Meadow Drive, Clarkston, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 14, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Kim A. Buckey shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of September 10, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Kim A. Buckey all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

March 14, 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

March 14, 2009
Date

UNSECURED PROMISSORY NOTE

$ 1,000.00

November ~~August~~ 14, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Kim A. Buckey (the "***Lender***"), at 4976 Spring Meadow Dr Clarkston, Michigan 48348, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of One thousand and XX/100 Dollars ($1,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated October 24, 2008, a copy documenting a loan of Ten thousand dollars and 00 cents ($10,000.00) made by V/Gladieux Enterprises, Inc., having a place of ~~residence~~ business at 3400 Executive Parkway, Toledo, OH 43606, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of February 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), V/Gladieux Enterprises, Inc. shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of August 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay V/Gladieux Enterprises, Inc. all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 1-9-09

Lender For V/Gladieux Enterprises, Inc. Date

[signature] January 5, 2009

For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 10,000.00 October 24, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of V/Gladieux Enterprises, Inc. (the "***Lender***"), at 3400 Executive Pkwy, Toledo, ~~Michigan~~ Ohio 43606, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of TEN THOUSAND and 00/100 Dollars ($ 10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, a copy documenting a loan of Three thousand, seven hundred, fifty dollars and 00 cents ($3,750.00) made by Caryl Hilliard, having a place of residence at 4985 Oak Hill Drive, Waterford, MI 48327, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Caryl Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Caryl Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

Caryl R Hilliard
Lender

January 9 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

10th 09/23/08

$ 3,750.00

September ~~August~~ 23, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Caryl Hellenberg (the "*Lender*"), at 4985 Oak Hill Drive, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Three thousand seven hundred & Fifty and 00/100 Dollars ($ 3,750.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, a copy documenting a loan of Five hundred dollars and 00 cents ($ 500) made by David Hilliard, having a place of residence at 22 Woodland Hills Drive, Suite #1, Southgate, KY, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), David Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay David Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

David Hilliard
Lender

JANUARY 11, 2009
Date

For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 500.00 September ~~August~~ 23, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of David Sean Hilliard (the "*Lender*"), at 22 Woodland Hills Drive, Suite 1, Southgate, Kentucky ~~Michigan~~ 41071, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five hundred ———— and 00/100 Dollars ($ 500.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 19, 2008, a copy documenting a loan of Thirteen thousand, eight hundred Fifty-three dollars and 56 cents ($13,853.56) made by Booth Patterson, PC, having a place of ~~residence~~ business at 1090 W. Huron, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 13, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Booth Patterson, PC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 12, 2009, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Booth Patterson, PC all principal and accrued interest then due on any date prior to the new maturity date.

Timothy Patterson — 1-7-09

Lender For Booth Patterson, PC — Date

Robert A. Patterson — January 5, 2009

For Baseball Heroes of Oakland County, LP — Date

UNSECURED PROMISSORY NOTE

$ 13,853.56 September 15, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Booth Patterson, PC (the "***Lender***"), at 1090 W. Huron, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Thirteen thousand, eight hundred fifty-three and 56/100 Dollars ($13,853.56).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 15, 2008, a copy documenting a loan of Twenty thousand ———— dollars and 00 cents ($ 20,000.00) made by ________________, having a place of residence at 4445 Fenmore, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 22, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Joseph Dietz shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 12, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Joseph Dietz all principal and accrued interest then due on any date prior to the new maturity date.

Joseph Dietz
Lender

2-19-09
Date

Robert Atkinson
For Baseball Heroes of Oakland County, LP

02-19-09
Date

UNSECURED PROMISSORY NOTE

$ 20,000.00 September 15, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Joseph Dietz (the "***Lender***"), at __________, __________, Michigan __________, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand and 00/100 Dollars ($20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

ORIGINAL CHECK HAS A COLORED BACKGROUND WITH A MICRO PRINTED WARNING BAND

Merrill Lynch

50-937
213

CHASE

6040 Tarbell Road
Syracuse, N.Y. 13206

Office
Disbursement Account
P.O. Box 43247
Jacksonville, FL 32231-3247

Merrill Lynch,
Pierce, Fenner & Smith Inc.

Check Number 53223-32504

Date	Branch	Amount
09/10/2008	689	**PAY**$20,000.00*

Not valid after 180 days

To The Order Of

BASEBALL HEROES OAKLAND CNTY
4445 FENMORE AVE
WATERFORD MI,48328

Melinda Smythe

EXPLANATION OF ADDITIONAL SECURITY FEATURES INDICATED ON REVERSE SIDE

⑈5322332504⑈ ⑆021309379⑆601867039⑈

Joseph Dielz

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 30, 2008, a copy documenting a loan of Twenty thousand ______ dollars and 00 cents ($ 20,000) made by Peter C. Riley, having a place of residence at 772 Lakeland St, Grosse Pointe, MI 48230, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 28 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Peter C. Riley shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 26th, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Peter C. Riley all principal and accrued interest then due on any date prior to the new maturity date.

Lender — Date: Jan 10, 2009

For Baseball Heroes of Oakland County, LP — Date: Jan 5, 2009

UNSECURED PROMISSORY NOTE

$ 20,000.00 August 30, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Peter C. Riley (the "***Lender***"), at 772 Lakeland St., Grosse Pointe, Michigan 48230, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand and XX/100 Dollars ($20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 28, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Jocelyn and Roger Price, having a place of residence at ________, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn and Roger Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 24, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Jocelyn and Roger Price all principal and accrued interest then due on any date prior to the new maturity date.

Jocelyn A Price / Roger A N [signatures]
Lender

12-26-08
Date

[signature]
For Baseball Heroes of Oakland County, LP

December 26, 2008
Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 28, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, unconditionally promises to pay, to the order of Jocelyn Price & Roger Price (the "***Lender***"), at 1196 Meadowlade, Waterford, Michigan 48327, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five thousand ———— and 00/100 Dollars ($5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 28, 2008, a copy documenting a loan of Three thousand dollars and 00 cents ($ 3,000.00) made by Russell A. Schulte, having a place of ~~residence~~ business at 2135 Airport Road, Waterford MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Russell A. Schulte shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 24, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Russell A. Schulte all principal and accrued interest then due on any date prior to the new maturity date.

R A Schulte
Lender

1/07/09
Date

[signature]
For Baseball Heroes of Oakland County, LP

01-05-09
Date

UNSECURED PROMISSORY NOTE

$ 3,000.00 August 28, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Russell A. Schulte (the "*Lender*"), at 2135 Airport Rd, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Three Thousand and XX/100 Dollars ($ 3,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 27, 2008, a copy documenting a loan of Ten thousand dollars and 00 cents ($10,000.00) made by Richard and Sally Kuhn, having a place of residence at 3093 St. Jude, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 25, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Richard and Sally Kuhn shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 23, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Richard and Sally Kuhn all principal and accrued interest then due on any date prior to the new maturity date.

Richard D. Kuhn + Sally S. Kuhn
Lender

Jan 7, 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 10,000.00 August 27, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Richard & Sally Kuhn (the "***Lender***"), at 3093 St. Jude, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten Thousand and XX /100 Dollars ($ 10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 25, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Michael and Sharon Duff, having a place of residence at 3022 Harbor Court, Waterford, MI 48328 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 23, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Michael and Sharon Duff shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 21, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Michael and Sharon Duff all principal and accrued interest then due on any date prior to the new maturity date.

[signature] Sharon M. Duff — 1-9-09
Lender — Date

[signature] — January 5, 2009
For Baseball Heroes of Oakland County, LP — Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 25, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Michael & Sharon Duff (the "***Lender***"), at 3023 Harbor Ct, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five Thousand and XX/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

Fax Send Report

Date/Time : DEC-13-2008 12:20PM SAT
Fax Number : 12486810084
Fax Name : Midwest Sliders
Model Name : SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
443	2483930696	12-13 12:19PM	00'14	ECM	001/001	O.K

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 25, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Michael and Sharon Duff, having a place of residence at 3012 Harber Court, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 23, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Michael and Sharon Duff shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 21, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Michael and Sharon Duff all principal and accrued interest then due on any date prior to the new maturity date.

[signatures] 1-9-09
Lender Date

[signature] January 5, 2009
For Baseball Heroes of Oakland County, LP Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 22, 2008, a copy documenting a loan of Nine thousand Forty-six dollars and 04 cents ($9,046.04) made by FX Architecture, LLC, having a place of ~~residence~~ business at 326 East 5th Street, Royal Oak, MI, 48067-2405 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 20, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), FX Architecture, LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 18, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay FX Architecture, LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

January 8th 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 9,046.04 August 22, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, unconditionally promises to pay, to the order of FX Architecture, LLC (the "*Lender*"), at 326 East Fifth Street, Royal Oak, Michigan 48067, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Nine thousand Forty-six and 04/100 Dollars ($ 9,046.04).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of One thousand dollars and 00 cents ($1,000.00) made by John Green, having a place of residence at 1982 Pine Court, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), John Green shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay John Green all principal and accrued interest then due on any date prior to the new maturity date.

John A Green
Lender

1/9/09
Date

Robert A Hilton
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 1,000.00 August 20, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of John R. Green (the "***Lender***"), at 1982 Pine Ct, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of One Thousand and XX/100 Dollars ($1,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

Fax Send Report

Date/Time	:	DEC-13-2008 05:51AM SAT
Fax Number	:	12486810084
Fax Name	:	Midwest Sliders
Model Name	:	SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
442	2483930696	12-13 05:51AM	00'13	ECM	001/001	O.K

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of One thousand dollars and 00 cents ($ 1,000.00) made by John Green, having a place of residence at 1982 Pine Court, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), John Green shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties hereby agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay John Green all principal and accrued interest then due on any date prior to the new maturity date.

John Green
Lender

1/9/09
Date

Robert Altholtz
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Betty L. Schuster Trust, having a place of residence at 3173 Whitfield Court, Waterford, MI 48327, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Betty L. Schuster Trust shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Betty L. Schuster Trust all principal and accrued interest then due on any date prior to the new maturity date.

Betty L. Schuster Trust
Lender for Betty L. Schuster Trust

January 10, 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 20, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Betty L Schuster Trust (the "***Lender***"), at 3173 Whitfield Ct., Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five Thousand and XX/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of Twenty-Five thousand dollars and 00 cents ($25,000.00) made by Warpat Investment LLC, having a place of ~~residence~~ [business] at 4518 Elizabeth Lake Road, Waterford, MI [48329], to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Warpat Investment shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Warpat Investment all principal and accrued interest then due on any date prior to the new maturity date.

Lender for Warpat Investment — Date 1-6-09

For Baseball Heroes of Oakland County, LP — Date 01-06-09

UNSECURED PROMISSORY NOTE

$ 25,000.00 August 30, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Warpat Investment (the "***Lender***"), at 4568 Elizabeth Lake Rd, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twentyfive Thousand and XX/100 Dollars ($ 25,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 18, 2008, a copy documenting a loan of Twenty eight thousand nine dollars and 02 cents ($28,009.02) made by ODK Investments LLC, having a place of ~~residence~~ business at 263 Pine Ridge Drive, Bloomfield Hills, MI 48304, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), ODK Investments LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay ODK Investments LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature] Member
Lender for ODK Investments LLC

1-8-09
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 28,009.02 August 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of ODK Investments (the "***Lender***"), at 263 Pine Ridge Dr, Bloomfield Hills, Michigan 48304, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty-eight Thousand Nine and 02/100 Dollars ($ 28,009.02).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

Fax Send Report

Date/Time	:	DEC-12-2008 01:22PM FRI
Fax Number	:	12486810084
Fax Name	:	Midwest Sliders
Model Name	:	SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
439	2483930696	12-12 01:21PM	00'13	ECM	001/001	O.K

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 19, 2008, a copy documenting a loan of Twenty eight thousand nine dollars and 02 cents ($28,009.02) made by ODK Investments LLC, having a place of ~~residence~~ business at 263 Pine Ridge Drive, Bloomfield Hills, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), ODK Investments L.L.C shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay ODK Investments LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender for ODK Investments LLC

1-8-09
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 18, 2008, a copy documenting a loan of Two thousand dollars and 00 cents ($2,000.00) made by Robert and Judith Wallace, having a place of residence at 4160 Echo, West Bloomfield, MI, 48322, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Robert and Judith Wallace shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Robert and Judith Wallace all principal and accrued interest then due on any date prior to the new maturity date.

R K Wallace / J Wallace
Lender

1-8-09
Date

Robert A. Wallace
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 2,000.00 August 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Robert + Judith Wallace (the "*Lender*"), at 4160 Echo, West Bloomfield, Michigan 48323, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Two Thousand and XX/100 Dollars ($ 2,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 14, 2008, a copy documenting a loan of Twenty thousand ——————— dollars and 00 cents ($20,000.00) made by Steve Wylie, having a place of residence at 6065 Middle Lake Road, Clarkston, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 12, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Steve Wylie shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 10, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Steve Wylie all principal and accrued interest then due on any date prior to the new maturity date.

[signature]	1-7-09
Lender	Date
[signature]	01-05-09
For Baseball Heroes of Oakland County, LP	Date

UNSECURED PROMISSORY NOTE

$ 20,000.00 August 14, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Steven Wylie (the "***Lender***"), at 6065 Middle Lk Rd, Clarkston, Michigan 48346, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand and XX/100 Dollars ($ 20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

UNSECURED PROMISSORY NOTE

$ 900.00 November ~~August~~ 22, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Steven S. Wylie (the "***Lender***"), at 6065 Middle Lake Rd Clarkston, Michigan 48346-2047 at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Nine hundred and XX /100 Dollars ($ 900.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXHIBIT 7

MATERIAL FOREIGN PATENTS – NOT APPLICABLE

EXHIBIT 8

PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT, LIQUIDATION OR SUCCESSION

EXHIBIT 8.1

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT

This Contribution Agreement (the "Agreement") is entered into this 31st day of March, 2009, by and between Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Corporation"), and Baseball Heroes of Oakland County, L.P. ("Partnership"). The Corporation and the Partnership may sometimes be referred to hereinafter individually as a "Party" and collectively as the "Parties."

WITNESSETH:

WHEREAS, the Partnership desires to contribute its assets and liabilities to the Corporation in exchange for the Corporation's stock.

NOW THEREFORE, in consideration of the contributions specified in this Agreement and the mutual covenants and promises contained herein, the Parties agree as follows:

1. **Contributed Assets; Excluded Assets; Assumption of Liabilities.**

1.1 Contributed Assets. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined in Section 3.1), the Partnership will contribute, transfer and assign to the Corporation, and the Corporation will accept and assume from the Partnership, all of the Partnership's Assets (the "Contributed Assets"), subject to all security interests, liens, restrictions, claims, encumbrances, charges or burdens of any kind (the "Encumbrances"). The Contributed Assets will include any and all contracts to which the Partnership is a party (the "Assumed Contracts").

1.2 Excluded Assets. None.

1.3 Liabilities Assumed. The Corporation will assume and be obligated to pay or discharge all the Partnership's liabilities and will indemnify and hold the Partnership harmless from and against any debts, obligations or liabilities contingent or otherwise, whether known or unknown.

2. **Common Stock Issued in Exchange for Contributed Assets.** In exchange for the Contributed Assets, the Corporation will issue to the Partnership 269,123.77 shares of the Corporation's duly authorized, fully paid and non-assessable common stock at Closing (as defined in Section 3.1).

3. **Closing.**

3.1 Closing Date. The closing (the "Closing") of the transactions contemplated by this Agreement will occur simultaneously with the signing of this Agreement.

3.2 Actions to be Taken at the Closing. At the Closing, the Parties will take the following actions and deliver the following documents:

(a) the Partnership will execute and deliver to the Corporation a bill of transfer, certificates of title or other appropriate documents sufficient to transfer title in and to the Contributed Assets.

(b) the Partnership will deliver to the Corporation resolutions of the Partnership's General Partner authorizing the execution, delivery and consummation of this Agreement.

(c) the Corporation will deliver to the Partnership resolutions of the Corporation's board of directors authorizing the execution, delivery and consummation of this Agreement and the issuance of common stock contemplated hereby.

(c) the Partnership and the Corporation will execute and deliver an assignment and assumption agreement (the "Assignment and Assumption Agreement") in the form of Exhibit 3.2(c) of this Agreement.

(d) the Corporation will issue the common stock to the Partnership required under Section 2.

(e) The Parties will take such other actions and will execute and deliver such other instruments, documents and certificates as are required by the terms of this Agreement (including all governmental and third party consents and approvals required to be delivered by the Partnership) or as may be reasonably necessary or as may be reasonably requested by any Party in connection with the consummation of the transactions contemplated by this Agreement.

The Parties have executed and delivered this Agreement on the date set forth in the introductory paragraph of this Agreement.

The "Corporation"

Diamond Heroes of Southeast Michigan,
a Michigan corporation

By: [signature]
Robert Hilliard, President

The "Partnership"

Baseball Heroes of Oakland County,
a Michigan corporation

By: Ride the Wave Indy Baseball, LLC, its General Partner

By: [signature]
Robert Hilliard, Managing Member

ANNARBOR 37670-1 105978v1

EXHIBIT 8.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

EXHIBIT 3.2(c)

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement is executed this 31st day of March, 2009 by Baseball Heroes of Oakland County, L.P., a Michigan limited partnership ("the Partnership"), and Diamond Heroes of Southeast Michigan, a Michigan corporation ("the Corporation"), pursuant to Section 3.2(c) of that certain Contribution Agreement (the "Agreement") by and between the Partnership and the Corporation, and dated March 31, 2009. The Partnership has obtained all consents to assignment of the Assumed Contracts that are required by the terms of the same. Copies of the consents are attached hereto.

1. The Partnership hereby assigns and transfers to the Corporation all of the Partnership's right, title and interest in and to the Assumed Contracts, as that term is defined in the Agreement.

2. The Corporation hereby assumes and agrees to perform all of the Partnership's obligations under the Assumed Contracts as of the Closing Date, as that term is defined in the Agreement.

IN WITNESS WHEREOF, the Corporation and the Partnership have executed this Assignment and Assumption Agreement on this 31st day of March, 2009.

The "Corporation"

Diamond Heroes of Southeast Michigan ,
a Michigan corporation

By: [signature]
Robert Hilliard, President

The "Partnership"

Baseball Heroes of Oakland County,
a Michigan corporation

By: Ride the Wave Indy Baseball, LLC, its General Partner

By: [signature]
Robert Hilliard, Managing Member

BILL OF TRANSFER

Pursuant to the Contribution Agreement dated March 31, 2009 (the "Agreement), between Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Corporation"), and Baseball Heroes of Oakland County, L.P. (the "Partnership"), the Partnership does hereby contribute, assign, transfer, convey and deliver unto the Corporation, each and all of the Contributed Assets described in Section 1.1 of the Agreement (the "Contributed Assets").

This Bill of Transfer is made subject to the Agreement, to which reference should be made for any matters relevant hereto but not set forth herein. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Agreement. Nothing set forth in this Bill of Transfer shall be construed to limit, enlarge, or otherwise alter any provision set forth in the Agreement and, in the event of any conflict between the terms hereof and the terms of the Agreement, the terms of the Agreement shall control.

IN WITNESS WHEREOF, the Partnership has caused this Bill of Transfer to be duly executed and delivered this 31st day of March, 2009.

The "Partnership"

Baseball Heroes of Oakland County,
a Michigan corporation

By: Ride the Wave Indy Baseball, LLC, its General Partner

By: ______________________
Robert Hilliard, Managing Member

EXHIBIT 8.3

CONSENTS

CONSENT TO ASSIGNMENT

BASEBALL HEROES OF OAKLAND COUNTY, LP., a Michigan limited partnership (the "Company"), granted in favor of TIMANA, LLC ("Lender") a Promissory Note dated July 21, 2008 (the "Promissory Note"). The Company and Lender, as security for the Promissory Note, entered into a Real Estate Mortgage, a Security Agreement, an Assignment of Leases and Rents, an Assignment of Contracts and Plans, and a Right of Repurchase Agreement, all of which are dated July 21, 2008 (collectively, with the Promissory Note, the "Secured Loan Documents"). The Company has entered into or is entering into a Contribution Agreement and an Assignment and Assumption Agreement between the Company and DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC., a Michigan corporation ("Assignee"), pursuant to which, among other things, the Company is conveying all of its assets, rights, duties and liabilities (including, without limitation, the Secured Loan Documents) to Assignee. In consideration of Assignee's continued agreement to be bound by all terms and conditions, and to perform all obligations and duties, of the Company under the Secured Loan Documents, Lender hereby consents and agrees to the transfer and assignment by the Company of the Secured Loan Documents to Assignee, and Lender hereby waives any breach of the terms of the Secured Loan Documents, including any right to accelerate indebtedness thereunder, caused by such transfer and assignment or the transfer of assets in connection therewith. This consent is made pursuant to the provisions in the Secured Loan Documents dealing with assignment.

Effective as of March 31, 2009.

Lender: TIMANA, LLC

By: Helen [signature]

Its: Manager

ASSUMPTION OF MORTGAGE

Whereas, Diamond Heroes of Southeast Michigan, Inc, a Michigan corporation, is the successor in interest to Baseball Heroes of Oakland County, LP, a Michigan limited partnership, and is the grantee in a Warranty Deed dated March 31, 2009, a copy of which is attached hereto (Exhibit A); and

Whereas said property is subject to a mortgage given by Baseball Heroes of Oakland County, LP, as Mortgagor, to Timana, LLC, a California Limited Liability Company, as Lender, dated August 18, 2008 and recorded August 26, 2008; and

Whereas it is the desire of Diamond Heroes of Southeast Michigan, Inc, a Michigan corporation, in consideration of the grant of said property to assume and agree to pay the mortgage to Timana, LLC.

Now, therefore, in consideration of the grant of said property described in Exhibit A, Diamond Heroes of Southeast Michigan, Inc. a Michigan corporation does hereby assume and agree to pay the real estate mortgage dated August 8, 2008 by Baseball Heroes of Oakland County, LP, a Michigan limited partnership as Mortgagor to Timana, LLC, a California Limited Liability Company as Lender which mortgage is dated August 18, 2008 and was recorded August 26, 2008 in Liber 40549, Page 709, Oakland County Records.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
a Michigan corporation

Dated: 03-31-09

By: [signature]
Robert A. Hilliard
Its: President

STATE OF MICHIGAN)
COUNTY OF OAKLAND)

Acknowledged before me in Oakland County, Michigan, on March 31, 2009, by Robert A. Hilliard, its President.

[signature] Judith Jane Martin

JUDITH J. MARTIN
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Jun. 13, 2014
Acting in the County of OAKLAND

WARRANTY DEED

KNOW ALL MEN BY THESE PRESENTS: That Baseball Heroes of Oakland County, LP, a Michigan limited partnership,

whose address is 277 Summit Drive, Waterford, MI 48328,

Convey(s) and Warrant(s) to Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation

whose address is 277 Summit Drive, Waterford, MI 48328,

the following described premises situated in the Township of Waterford, County of Oakland and State of Michigan, to-wit:

SEE ATTACHED LEGAL DESCRIPTION

Tax Item No. 13-25-200-023

for the full consideration of $ 1.00.

Exempt pursuant to M.C.L.A. §207.505(a) and M.C.L.A. §207.526(a).

Subject to zoning, building and use restrictions, easements and rights-of-way, if any and subject to a mortgage dated August 18, 2008, between Baseball Heroes of Oakland County LP, a Michigan limited partnership as Mortgagor and Timana, LLC, a California limited liability company, as Lender, which was recorded on August 26, 2008, in Liber 40549, Page 709, Oakland County Records, which the Grantee assumes and agrees to pay.

Dated: 03-31-09

Signature:

BASEBALL HEROES OF OAKLAND COUNTY, LP
a Michigan limited partnership

By: "Ride The Wave" Indy Baseball, LLC,
a Michigan limited liability company
Its: General Partner

By: [signature]
Robert A. Hilliard
Its: Managing Member

STATE OF MICHIGAN
COUNTY OF OAKLAND }ss.

Acknowledged before me, a Notary Public, this 31st day of March 2009, in Oakland County, Michigan, by Robert A. Hilliard, as the Managing Member of "Ride The Wave" Indy Baseball, LLC, a Michigan limited liability company as the General Partner of Baseball Heroes of Oakland County, LP, a Michigan limited partnership, on behalf of the partnership.

[signature]
JUDITH J. MARTIN
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Jun. 13, 2014
Acting in the County of OAKLAND

Drafted by:
J. Timothy Patterson
Booth Patterson, P.C.
1090 W. Huron Street
Waterford, MI 48328-3733

County Treasurer's Certificate	City Treasurer's Certificate

Recording Fee $

State Transfer Tax $

Send subsequent tax bills to : GRANTEE

Return to:
J. Timothy Patterson
Booth Patterson, P.C.
1090 W. Huron Street
Waterford, MI 48328-3733

2019

BASEBALL HEROES OF OAKLAND COUNTY, LP
315-130 N. TELEGRAPH RD.
WATERFORD, MI 48328

FIFTH THIRD BANK
74-545-724

3/31/2009

081064 / 07-05

PAY TO THE ORDER OF Phillip R. Seaver TitleCo., Inc

$ **38.00

Thirty-Eight and 00/100** DOLLARS

Details on back. Security Features Included.

Phillip R. Seaver TitleCo., Inc
42661 Woodward Ave.
Bloomfield Hills, MI 48304

MEMO
Recording Property Deed for Diamond Heroes of So

By: Jocelyn L Price

MP

⑈002019⑈ ⑆072405455⑆ 7913291311⑈

BASEBALL HEROES OF OAKLAND COUNTY, LP 2019

Phillip R. Seaver TitleCo., Inc 3/31/2009

03/31/09 Recording Property Deed for Diamond Hero 38.00

3/30/09 - Rec'd check + Documents for Recording
Donna L. Curtis
Donna L. Curtis, Seaver Title Co.

5th 3rd CK 1311 Recording Property Deed for Diamond Heroes of 38.00

ASSIGNMENT AND CONSENT TO ASSIGNMENT OF LEASE

THIS AGREEMENT made and entered into and effective as of this 31st day of March, 2009, by and among Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (hereinafter "Tenant" or "Assignor"), Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (hereinafter "Assignee"), Summit West Investments, LLC, a Michigan limited liability company (hereinafter referred to as the "Landlord"), and "Ride The Wave" Indy Baseball, LLC, a Michigan limited liability company (hereinafter referred to as "Ride The Wave").

WITNESSETH

WHEREAS, on the 29th day of May, 2008 a lease was entered into by and between the Landlord, as landlord, and the Tenant, as tenant, concerning premises located at 277 Summit Drive, Waterford, MI 48328 (hereinafter referred to as the "Lease"), a copy of which is attached hereto; and

WHEREAS, the Assignor has entered into a Contribution Agreement and an Assignment and Assumption Agreement with the Assignee, pursuant to which, among other things, the Assignor is conveying to the Assignee all of its assets, rights, duties, and liabilities, including without limitation, the Lease, in consideration of Assignee's continued agreement to be bound by all terms and conditions, and to perform all obligations and duties, of Assignor under the Lease; and

WHEREAS, it is the desire of Tenant/Assignor to assign its interest in said Lease to Assignee to facilitate the transfer of the Assignor's assets, rights, duties, and liabilities referred to above and it is the desire of Assignee to accept the assignment and assume and agree to perform the terms and conditions of the Lease all in accordance with the terms and conditions hereinafter set forth; and

WHEREAS, Ride The Wave has personally guaranteed the Lease.

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. Assignor does hereby assign unto Assignee its entire interest as Tenant under said Lease and Assignee does hereby accept said assignment and does hereby assume and agree to perform all of Tenant's obligations and duties under said Lease, commencing the date hereof, and in connection therewith acknowledges receipt of a true copy of said Lease. Further, Landlord hereby consents to and acknowledges the aforesaid assignment.

2. Assignor and Ride The Wave acknowledge that this Assignment shall not release Assignor and Ride The Wave from any of their obligations under the Lease

3. Except as modified herein, all of the terms and conditions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year first-above written.

Witnessed By:

TENANT/ASSIGNOR

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC, its General Partner

Bradley Wyatt

By: Robert A. Hilliard, managing member of sole Gen. Partner

Its: Baseball Heroes of Oakland County Limited Partnership

ASSIGNEE

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

Bradley Wyatt

By: Robert A. Hilliard

Its: President

LANDLORD

SUMMIT WEST INVESTMENTS, LLC

By: Othman Kadry

Its: Manager

RIDE THE WAVE

"RIDE THE WAVE" INDY BASEBALL, LLC

Bradley Wyatt

By: ______________________
Robert A. Hilliard
Its: Managing Member, "Ride The Wave" Indy Baseball, LLC

ASSUMPTION OF PROMISSORY NOTE AND ASSET SECURITY AGREEMENT

This Assumption of Promissory Note and Asset Security Agreement (the "Agreement"), is made as of this 31st day of March, 2009, by and among Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (hereinafter "Baseball Heroes"), Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (hereinafter "Diamond"), and Kadry Property Management, LLC, a Michigan limited liability company (hereinafter referred to as the "Secured Party").

WITNESSETH

WHEREAS, Baseball Heroes, as the Debtor, and the Secured Party, as the Secured Party, have heretofore on November 11, 2008, entered into an Asset Security Agreement (hereinafter the "Security Agreement"), a copy of which Security Agreement is attached hereto as Exhibit A; and

WHEREAS, pursuant to the Security Agreement, Baseball Heroes granted to the Secured Party a security interest in, among other things, the professional baseball team known as the Midwest Sliders, the baseball academy known as Oakland County Cruisers Baseball Academy and the proceeds realized by the Debtor by a Regulation A public stock offering contemplated by the Debtor (the "Collateral"), for the purpose of securing, among other things, the payment of a Promissory Note dated November 11, 2008, in the face amount of Three Hundred Fifty Thousand ($350,000.00) Dollars (the "Note"), a copy of which Note is attached hereto as Exhibit B; and

WHEREAS, Baseball Heroes has entered into a Contribution Agreement and an Assignment and Assumption Agreement with Diamond, pursuant to which, among other things, Baseball Heroes is conveying to Diamond all of its assets, rights, duties, and liabilities, including without limitation, the Note and the Security Agreement, in consideration of Diamond's continued agreement to be bound by all terms and conditions, and to perform all obligations and duties, of Baseball Heroes under the Note and Security Agreement.

NOW, THEREFORE, in consideration of the recitals, covenants and representations of the parties set forth herein, the parties hereto do hereby agree as follows:

1. Diamond shall and does hereby assume and agree to be bound by all of the terms and provisions of the Note and the Security Agreement and by any and all obligations, duties and liabilities of Baseball Heroes under the Note and the Security Agreement. Secured Party does hereby consent to the transfer and assignment of the Note and the Security Agreement by Baseball Heroes to Diamond. Diamond hereby authorizes the Secured Party to file a UCC Financing Statement designating that the security interest granted to Secured Party by Baseball Heroes under the Note and the Security Agreement is now effective as to Secured Party's interest in the Collateral.

2. The principal balance under the Note is Three Hundred Fifty Thousand ($350,000.00) Dollars as of the date hereof.

3. Baseball Heroes, Diamond and Secured Party have duly and validly authorized and executed this Agreement and Baseball Heroes, Diamond and Secured Party have full power to enter into and perform this Agreement, and neither the execution and delivery of this Agreement nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which Baseball Heroes, Diamond or Secured Party are a party or by which Baseball Heroes, Diamond or Secured Party are bound. The persons who have executed this Agreement on behalf of Baseball Heroes, Diamond and Secured Party are duly authorized to do so.

4. As modified by the provisions of this Agreement, the Security Agreement shall remain in full force and effect in accordance with the provision thereof, and this Agreement shall be effective as of the date hereof.

IN WITNESS WHEREOF, the undersigned have hereunto signed this instrument as of the day and year first above written.

Witnessed By:

BASEBALL HEROES

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC, Its General Partner

By: [signature]

Its: Robert A. Hilliard, managing member

[signature]
Timothy B. Britsins

DIAMOND

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

Timothy D. Britsas

By: [signature]

Its: Robert A. Hilliard, president

SECURED PARTY

KADRY PROPERTY MANAGEMENT, LLC

By: [signature]
Othman Kadry
Its: Member

ASSUMPTION OF SECURITY AGREEMENT AND ASSIGNMENT

This Assumption of Security Agreement and Assignment (the "Agreement"), is made as of this 31st day of March, 2009, by and among Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (hereinafter "Baseball Heroes"), Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (hereinafter "Diamond"), and Kadry Property Management, LLC, a Michigan limited liability company (hereinafter referred to as the "Secured Party").

WITNESSETH

WHEREAS, Baseball Heroes, as the Debtor-Assignor, and the Secured Party, as the Secured Party-Assignee, have heretofore on November 11, 2008, entered into a Security Agreement and Assignment (hereinafter the "Security Agreement"), a copy of which Security Agreement is attached hereto as Exhibit A; and

WHEREAS, pursuant to the Security Agreement, Baseball Heroes granted to the Secured Party a security interest in the Membership interest of Baseball Heroes (the "League Interest") in Frontier Professional Baseball, Inc., an Ohio non-profit corporation (the "League"), for the purpose of securing, among other things, the payment of a Promissory Note dated November 11, 2008, in the face amount of Three Hundred Fifty Thousand ($350,000.00) Dollars (the "Note"); and

WHEREAS, the League granted its Consent to the Security Agreement as noted in Exhibit A; and

WHEREAS, Baseball Heroes has entered into a Contribution Agreement and an Assignment and Assumption Agreement with Diamond, pursuant to which, among other things, Baseball Heroes is conveying to Diamond all of its assets, rights, duties, and liabilities, including without limitation, the Security Agreement, in consideration of Diamond's continued agreement to be bound by all terms and conditions, and to perform all obligations and duties, of Baseball Heroes under the Security Agreement; and

WHEREAS, Diamond has obtained the consent and approval of the League for the transfer of the League Interest from Baseball Heroes to Diamond.

NOW, THEREFORE, in consideration of the recitals, covenants and representations of the parties set forth herein, the parties hereto do hereby agree as follows:

1. Diamond shall and does hereby assume and agree to be bound by all of the terms and provisions of the Security Agreement and by any and all obligations, duties and liabilities of Baseball Heroes under the Security Agreement. Secured Party does hereby consent to the transfer and assignment of the Security Agreement by Baseball Heroes to Diamond. Diamond

hereby authorizes the Secured Party to file a UCC Financing Statement designating that the security interest granted to Secured Party by Baseball Heroes under the Security Agreement is now effective as to Secured Party's interest in the League Interest held by Diamond.

2. Baseball Heroes, Diamond and Secured Party have duly and validly authorized and executed this Agreement and Baseball Heroes, Diamond and Secured Party have full power to enter into and perform this Agreement, and neither the execution and delivery of this Agreement nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which Baseball Heroes, Diamond or Secured Party are a party or by which Baseball Heroes, Diamond or Secured Party are bound. The persons who have executed this Agreement on behalf of Baseball Heroes, Diamond and Secured Party are duly authorized to do so.

3. The above Assumption shall be effective upon the Consent to Assumption of Security Agreement and Assignment by the League set forth below.

4. As modified by the provisions of this Agreement, the Security Agreement shall remain in full force and effect in accordance with the provision thereof, and this Agreement shall be effective as of the date hereof.

IN WITNESS WHEREOF, the undersigned have hereunto signed this instrument as of the day and year first above written.

Witnessed By:

BASEBALL HEROES

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: Ride the Wave Indy Baseball, LLC, Its General Partner

[signature] Bradley Wyatt

By: [signature]

Its: Robert A. Hilliard, managing member

DIAMOND

DIAMOND HEROES OF SOUTHEAST
MICHIGAN, INC.

Bradley Wyatt ______________ By: ______________
Its: Robert A. Hilliard, president

SECURED PARTY

KADRY PROPERTY MANAGEMENT, LLC

______________ By: ______________
Othman Kadry
Its: Member

CONSENT TO ASSUMPTION OF SECURITY AGREEMENT AND ASSIGMENT

Frontier Professional Baseball, Inc., an Ohio non-profit corporation (hereinafter the "League"), acknowledges receipt of a copy of a certain Assumption of Security Agreement and Assignment (the "Assumption Agreement"), the terms of which are set forth above, whereby Diamond Heroes of Southeast Michigan, Inc. ("Diamond") agrees to assume the obligations of Baseball Heroes of Oakland County Limited Partnership ("Baseball Heroes"), under a certain Security Agreement and Assignment, dated November 11, 2008 (the "Security Agreement"), a copy of which is attached hereto as Exhibit A, and the League does hereby consent to the assumption of the Security Agreement by Diamond under the terms of the Assumption Agreement, hereby reaffirms the terms of its Consent attached to the Security Agreement, agrees to the validity of the Secured Party's security interest in the Membership interest of the League now held by Diamond, and agrees to treat Diamond as the primary obligor under the Security Agreement.

The League has duly and validly authorized and executed this Consent and the League has full power to enter into and perform this Consent, and neither the execution and delivery of this Consent nor its performance is restricted by, violates or will violate any contract, document, agreement or instrument to which the League is a party or by which the League is bound. The person who has executed this Consent on behalf of the League is duly authorized to do so.

Dated: March 30, 2009.

WITNESSED BY:

[signature]
ROBERT P. ELKING

FRONTIER PROFESSIONAL BASEBALL, INC.

[signature]
By: KEVIN C. ROUCH

Its: DEPUTY COMMISSIONER

LEAGUE

G:\G - L\Kadry\Baseball Heroes\AssumptionofSecAgreeAssignment.doc

Kevin Rouch <rouchlaw@pipeline.com>		To	BWyatt@dickinson-wright.com
03/30/2009 02:27 PM		cc	
Please respond to Kevin Rouch <rouchlaw@pipeline.com>		bcc	
		Subject	Re: League Consent

Brad:

The members of Frontier Professional Baseball, Inc. have unanimously approved the transfer of the membership interest held by Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership, to Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation. Accordingly, I have executed the Consent to Assumption of Security Agreement and Assignment that you sent to me this weekend regarding the loan from Kadry Property Management, LLC.

Please let me know if there is anything else I can do to assist you. I appreciate all of your work on behalf of our Midwest club.

Kevin

Kevin C. Rouch
Frontier League Deputy Commissioner
and General Counsel
1540 W. Fifth Ave., Columbus, OH 43212
PH: 614.203.7911

EXHIBIT 9

ESCROW AGREEMENT

ESCROW AGREEMENT

THIS SUBSCRIPTION ESCROW AGREEMENT (as the same may be amended or modified from time to time pursuant hereto, this "Escrow Agreement") is made and entered into as of __________, 2009, by and between ______________________________ ("Issuer") and JPMorgan Chase Bank, National Association (the "Escrow Agent").

WHEREAS, the Issuer intends to raise funds from certain investors (the "Subscribers"), relating to the subscription for and sale of limited partnership units ("Units") in the Issuer, with a minimum investment required of ____ Units (the "Minimum Subscription Amount"), at a price of $ ____ per Unit;

WHEREAS, from time to time prior to the closing of the Offering, the Subscribers will complete subscription documents to purchase Units and send payment for such Units to the Issuer, and the Issuer shall than forward such payments to the Escrow Agent within 24 hours of receipt of such payments from the Subscribers; and

WHEREAS, the Issuer desires to deposit such funds contributed by the Subscribers with the Escrow Agent, to be held until such time the Offering closes or otherwise in accordance with the terms of this Escrow Agreement;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. **Appointment**. The Parties hereby appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein. The Issuer represents, warrants and covenants that at all times during the term of this Escrow Agreement less than twenty-five percent (25%) of the subscribers will be benefit plan investors as defined in 29 CFR 2510.101.3.

2. **Fund.** During the term of this Escrow Agreement, the Fund shall be invested in a cash compensation account at JPMorgan Chase Bank, N.A. ("Cash Compensation Account") or a successor or similar investment offered by the Escrow Agent, unless otherwise instructed in writing by the Parties and as shall be acceptable to the Escrow Agent. Cash Compensation Accounts have rates of compensation that may vary from time to time based on market conditions. Written investment instructions, if any, shall specify the type and identity of the investments to be purchased and/or sold. The Escrow Agent is hereby authorized to execute purchases and sales of investments through the facilities of its own trading or capital markets operations or those of any affiliated entity. The Escrow Agent or any of its affiliates may receive compensation with respect to any investment directed hereunder including without limitation charging an agency fee in connection with each transaction. The Parties recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Fund or the purchase, sale, retention or other disposition of any investment described herein. The Escrow Agent shall not have any liability for any loss sustained as a result of any investment in an investment made pursuant to the terms of this Escrow Agreement or as a result of any liquidation of any investment prior to its maturity or for the failure of the Parties to give the Escrow Agent instructions to invest or reinvest the Fund. The Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Escrow Agreement.

3. **Disposition and Termination.** The Issuer agrees to notify the Escrow Agent in writing of the closing date of the offering (the "Offering Closing Date") and whether or not the Issuer received subscriptions for the Minimum Subscription Amount. Upon receipt of such written notification the following procedure will take place. If the Issuer has received subscriptions for the Minimum Subscription Amount by the Offering Closing Date, the Escrow Deposits will be promptly paid to or credited to the account of, or otherwise transferred to the Issuer pursuant to instructions from the Issuer. If the Issuer has not received subscriptions for the Minimum Subscription Amount, the Escrow Agent shall be provided with a list containing the amount received from each subscriber whose funds have been deposited with the Escrow Agent (with respect to each subscriber the "Subscriber Investment Amount") and the name, address and Taxpayer Identification Number ("TIN") of each subscriber. The aggregate of all Subscriber

Investment Amounts shall be equal to the amount of the Escrow Deposits on the Offering Closing Date. The Escrow Agent shall distribute to each subscriber the appropriate Subscriber Investment Amount pursuant to written instructions of the Issuer within 45 days of receipt of the information described in this Section 3. Upon delivery of the Escrow Deposits by the Escrow Agent, this Escrow Agreement shall terminate, subject to the provisions of Sections 6 and 7 which shall survive such termination.

4. **Escrow Agent**. (a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document related to the Offering, in connection herewith, if any, including without limitation the _______________ (the "Underlying Agreement"), nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Escrow Agreement. In the event of any conflict between the terms and provisions of this Escrow Agreement and those of the Underlying Agreement or any other agreement between the parties, the terms and conditions of this Escrow Agreement shall control. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the Issuer without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due it nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(b) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to the Issuer. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through attorneys and shall be liable only for its gross negligence or willful misconduct (as finally adjudicated in a court of competent jurisdiction) in the selection of any such attorney. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing by the Issuer which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. The Issuer agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, incidental, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Any liability of the Escrow Agent under this Escrow Agreement will be limited to the amount of fees paid to the Escrow Agent.

5. **Succession.** (a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the Issuer specifying a date when such resignation shall take effect. If the Issuer has failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. Escrow Agent's sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Deposits and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery Escrow Agent's obligations hereunder shall cease and terminate, subject to the provisions of Sections 7 and 8 hereunder. The Escrow Agent shall have the right to withhold an amount equal

to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Escrow Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

6. **Compensation and Reimbursement.** Issuer agrees to (a) pay the Escrow Agent for the services to be rendered hereunder, which unless otherwise agreed in writing shall be in the amounts and at the times specified in Schedule 2 attached hereto, and (b) pay or reimburse the Escrow Agent upon request for all expenses, disbursements and advances, including, without limitation reasonable attorney's fees and expenses, incurred or made by it in connection with the preparation, negotiation, execution, performance, delivery, modification and termination of this Escrow Agreement.

7. **Indemnity.** The Issuer shall indemnify, defend and save harmless the Escrow Agent and its affiliates and their respective successors, assigns, directors, officers, managers, attorneys, accountants, experts, agents and employees (the "indemnitees") from and against any and all losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigation, investigations, costs or expenses (including, without limitation, the fees and expenses of in house or outside counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively "Losses") arising out of or in connection with (a) the Escrow Agent's execution and performance of this Escrow Agreement, tax reporting or withholding, the enforcement of any rights or remedies under or in connection with this Escrow Agreement, or as may arise by reason of any act, omission or error of the indemnitee, except in the case of any indemnitee to the extent that such Losses are finally adjudicated by a court of competent jurisdiction to have been primarily caused by the gross negligence or willful misconduct of such indemnitee, or (b) compliance by the Escrow Agent with any instructions or other directions, from the Issuer.. The Issuer hereby acknowledges that the foregoing indemnities shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Escrow Agreement. The Issuer hereby grants the Escrow Agent a lien on, right of set-off against and security interest in, the Fund for the payment of any claim for indemnification, fees, expenses and amounts due hereunder. In furtherance of the foregoing, the Escrow Agent is expressly authorized and directed, but shall not be obligated, to charge against and withdraw from the Fund for its own account or for the account of an indemnitee any amounts due to the Escrow Agent or to an indemnitee under this Section 7. The obligations contained in this Section 7 shall survive the termination of this Escrow Agreement and the resignation, replacement or removal of the Escrow Agent.

8. **Patriot Act Disclosure/Taxpayer Identification Numbers/Tax.**

(a) **Patriot Act Disclosure.** Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent's identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the Issuer's identity including without limitation name, address and organizational documents ("identifying information"). The Issuer agrees to provide the Escrow Agent with and consents to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) **Taxpayer Identification Numbers ("TINs").** (i) The Issuer has provided the Escrow Agent with its fully executed Internal Revenue Service ("IRS") Form W-8, or W-9 and/or other required documentation. The Issuer represents that its correct TIN assigned by the IRS, or any other taxing authority, is set forth in the delivered forms, as well as in the Substitute IRS Form W-9 set forth on the signature page of this Agreement.

(ii) Any tax returns required to be filed will be prepared and filed by Issuer with the IRS and any other taxing authority as required by law. The Issuer acknowledges and agrees that Escrow Agent shall have no responsibility for the preparation and/or filing of any income, franchise or any other tax return with respect to the Escrow Deposits.or the Account.. .

9. **Notices.** All communications hereunder shall be in writing and shall be deemed to be duly given and received:

(a) upon delivery, if delivered personally, or upon confirmed transmittal, if by facsimile;
(b) on the next Business Day (as hereinafter defined) if sent by overnight courier; or
(c) four (4) Business Days after mailing if mailed by prepaid registered mail, return receipt requested, to the appropriate notice address set forth below or at such other address as either party hereto may have furnished to the other party in writing by registered mail, return receipt requested.

If to Issuer	(street address) (City, state [*country*], zip [*postal code*]) Attention: Tel No.: Fax No.:
If to the Escrow Agent	JPMorgan Chase Bank, N.A. Clearance and Agency Services 420 W. Van Buren, Mail Code IL1-0113 Attention: Fax No.: (312) 954-0430

Notwithstanding the above, in the case of communications delivered to the Escrow Agent pursuant to (a), (b) and (c) of this Section 9, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. "Business Day" shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

10. **Security Procedures.** In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by facsimile or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on schedule 1 hereto ("Schedule 1"), and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. Each funds transfer instruction shall be executed by an authorized signatory, a list of such authorized signatories is set forth on Schedule 1. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1, the Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of Issuer's executive officers, ("Executive Officers"), as the case may be, which shall include the titles of______________________, as the Escrow Agent may select. Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Issuer to identify (a) the beneficiary, (b) the beneficiary's bank, or (c) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The Issuer acknowledges that these security procedures are commercially reasonable.

11. **Compliance with Court Orders**. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Escrow Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with

all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

12. **Miscellaneous.** The provisions of this Escrow Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and the Issuer. Neither this Escrow Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or Issuer, except as provided in Section 5, without the prior consent of the other party.This Escrow Agreement shall be governed by and construed under the laws of the State of New York.. The Issuer irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the courts located in the State of ____________. The Issuer further hereby waives any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Escrow Agreement. No party to this Escrow Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Escrow Agreement may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party. If any provision of this Escrow Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The Issuer represents, warrants and covenants that each document, notice, instruction or request provided by the Issuer to Escrow Agent shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Escrow Agreement shall be enforced as written. Except as expressly provided in Section 7 above, nothing in this Escrow Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and Issuer any legal or equitable right, remedy, interest or claim under or in respect of this Escrow Agreement or any funds escrowed hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

Tax Certification: Taxpayer Identification Number (TIN): **Social Security Number** **Date:** ____________________

or

Employee Identification Number

Name & Address: ______________________

____

____

Customer is a (check one):

Corporation____ Partnership____ Individual/sole proprietor____ Trust_____
Limited liability company____ Enter the tax classification (D=disregarded entity, C=Corporation, P=Partnership______
Other ________________

Taxpayer is (check if applicable):

___ Exempt from backup withholding

Under the penalties of perjury, the undersigned certifies that:

(1) ***the number shown above is its correct Taxpayer Identification Number (or it is waiting for a number to be issued to it);***

(2) ***it is not subject to backup withholding because: (a) it is exempt from backup withholding or (b) it has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified it that it is no longer subject to backup withholding; and***

(3) ***It is a U.S. citizen or other U.S. person (defined in the Form W-9 instructions).***

(If the entity is subject to backup withholding, cross out the words after the (2) above.)

Investors who do not supply a tax identification number will be subject to backup withholding in accordance with IRS regulations.

Note: The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

ISSUER

By:______________________________

Name:____________________________

Title: ____________________________

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

as Escrow Agent

By:______________________________

Name:____________________________

Title: ____________________________

SCHEDULE 1

Telephone Number(s) and authorized signature(s) for
Person(s) Designated to Give Funds Transfer Instructions on Behalf of Issuer

	Name	Telephone Number	Signature
1.	__________	__________	__________
2.	__________	__________	__________
3.	__________	__________	__________

Telephone Number(s) for Call-Backs and
Person(s) Designated to Confirm Funds Transfer Instructions

	Name	Telephone Number
1.	__________	__________
2.	__________	__________
3.	__________	__________

All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer and must not be the same person confirming said transfer.

JPMorgan

Schedule 2
Escrow Agent's Compensation:

New Account Acceptance Fee . . . . $
One-time fee payable upon Account Opening

Annual Administrative Fee . . . . $
Payable upon Account Opening and in Advance
of each year of service as Escrow Agent

Failed Subscription Processing . . . . $TBD
Payable only upon failure to receive the Minimum
Subscription Amount

The Annual Administrative Fee will cover the Bank's standard Escrow services including, but not limited to, account setup, safekeeping of assets, investment of funds, collection of income and other receipts, preparation of statements comprising account activity and asset listing, and distribution of assets in accordance with the specific terms of the Escrow Agreement. These fees cover a full year, or any part thereof, and thus are not prorated in the year of termination. The account will be invoiced in the month in which the account is opened and annually thereafter. Payment of the invoice is due 30 days following receipt.

Out-of-Pocket Expenses:

Any reasonable out-of-pocket expenses including attorney's fees will be considered extraordinary services for which related costs, transaction charges, and additional fees will be billed at cost.

Modification of Fees:

Circumstances may arise necessitating a change in the foregoing fee schedule. The Bank will maintain the fees at a level that is fair and reasonable in relation to the responsibilities assumed and the duties performed.

Disclosure & Assumptions:

- The fees quoted in this schedule assume that the escrow deposit will be continuously invested in a Cash Compensation Account held at JPMorgan Chase Bank, NA.

Kevin M Ryan (312) 954-0078
kevin.m.ryan@jpmorgan.com

EXHIBIT 10

CONSENTS – NOT APPLICABLE

EXHIBIT 11

OPINION OF DICKINSON WRIGHT PLLC RE LEGALITY OF SHARES OFFERED

DICKINSON WRIGHT PLLC

301 E. Liberty, Suite 500
Ann Arbor, Michigan 48104-2266
Telephone: (734) 623-7075
Facsimile: (734) 623-1625
http://www.dickinsonwright.com

March 31, 2009

Via First Class Mail

Board of Directors
Diamond Heroes of Southeast Michigan
277 Summit Drive
Waterford, MI 48328

Re: Offering of Securities Pursuant to Regulation A

Ladies & Gentlemen:

We have acted as legal counsel for Diamond Heroes of Southeast Michigan, Inc. (the "Company") in connection with a proposed offering of the Company's shares of common stock ("Shares") pursuant to an exemption from registration afforded by §3(b) of the Securities Act of 1933, as amended ("the Act"), and Regulation A promulgated thereunder ("Regulation A Offering").

In rendering this opinion, we have examined originals or copies certified or otherwise identified to our satisfaction of the Articles of Incorporation and Bylaws of the Company, Minutes of the Company's Board of Directors for a meeting held on March 24, 2009, a Consent Resolution of the Company's Board of Directors dated March 31, 2009, a Certificate of Good Standing issued by the State of Michigan Department of Energy, Labor & Economic Growth, Bureau of Commercial Services – Corporate Division dated March 30, 2009 ("Good Standing Certificate"), and such other corporate records, agreements, and other instruments and certificates of public officials and of officers and other representatives of the Company, and such other documents and have made such other investigations as we have deemed necessary or appropriate in connection with the opinions hereinafter set forth.

As to various questions of fact material to our opinion, we have relied upon such certificates of public officials and representations of directors, officers, and other representatives of the Company as we have deemed necessary. We have assumed, without investigation, that any certificates on which we have relied that were given or dated earlier than the date of this letter continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the date of this letter.

In rendering this opinion, we have assumed the genuineness and authenticity of all signatures on original documents, the authenticity of all documents submitted to us as copies, and the conformity to original documents of all copies; the accuracy, completeness, and authenticity of certificates of public officials; and the due authorization, execution, and delivery of all documents where authorization, execution, and delivery are prerequisites to the effectiveness of such documents. We have also assumed that all individuals executing and delivering documents had the legal capacity to so execute and deliver.

We do not purport to be experts in or to express any opinion concerning the law of any jurisdiction other than the State of Michigan.

Based and relying upon the foregoing and subject to the limitations, qualifications, and assumptions expressed in this opinion, we are of the opinion that:

1. The Company is a corporation, validly existing and in good standing under the laws of the State of Michigan.

2. The Shares covered by the Offering Statement, once it has been qualified by order of the U.S. Securities and Exchange Commission ("SEC") under the Act will, when sold, be validly issued, fully paid, and non-assessable.

Our opinions expressed herein are subject to bankruptcy, insolvency, and other similar laws affecting the rights and remedies of creditors generally and general principles of equity.

We have not reviewed for purposes of this opinion, and this opinion does not address: any ERISA laws, rules, or regulations; any Federal or state securities or "blue sky" laws, rules, or regulations; any Federal or state banking laws, rules, or regulations; any laws relating to fiduciary duties; or any Federal, state, or local taxation laws, rules, or regulations.

This opinion is limited in all respects to matters arising under the law of the State of Michigan. In connection with the opinion expressed in Paragraph 1 above, we have exclusively relied upon the Good Standing Certificate. This opinion is predicated solely upon laws and regulations in existence as of the current date and as they currently apply and to the facts as they currently exist. We assume no obligation to revise or supplement this opinion should such matters change by legislative action, judicial decision, or otherwise.

The opinion is limited to the matters set forth herein, and no opinion is intended to be implied or may be inferred beyond those expressly stated herein.

We hereby consent to the filing of this opinion as an exhibit to the Form 1-A Regulation A Offering Statement filed on even date hereof with the SEC and the State of Michigan Department of Energy, Labor, and Economic Growth, Office of Financial and Insurance Regulation - Securities Division. In giving such consent, we do not thereby admit that we are in the category of person whose consent is required by Section 7 of the Act. This opinion is rendered solely for your benefit in connection with the Regulation A Offering. This opinion may not be relied upon by any other person or entity or used for any other purpose without our prior written consent.

Respectfully,

Dickinson Wright PLLC

MTR/WEE/jkt

ANNARBOR 37670-2 106329v1

EXHIBIT 12

SALES MATERIAL – TO BE SUPPLEMENTED AS CREATED

EXHIBIT 13

"TEST THE WATER" MATERIAL – NOT APPLICABLE

EXHIBIT 14

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS – NOT APPLICABLE

EXHIBIT 15

ADDITIONAL EXHIBITS

EXHIBIT 15.1

LIMITED POWERS OF ATTORNEY GRANTED BY DIRECTORS AND OFFICERS TO ROBERT A. HILLIARD TO EXECUTE AMENDMENTS AND SUPPLEMENTAL FILINGS ON THEIR BEHALF

LIMITED POWER OF ATTORNEY

The undersigned hereby executes this Limited Power of Attorney with the intention that the attorney-in-fact hereinafter named shall be able to act in his or her place for the purposes set forth herein.

Section 1. Designation of Attorney

I constitute and appoint Robert A. Hilliard to be my attorney-in-fact to act for me, with full power of authority in my name, and in my place, and with full power of discretion, to do the things described in this Limited Power of Attorney.

Section 2. Effective Date and Duration of Power of Attorney

This Limited Power of Attorney shall be effective as of the date I sign it and will terminate when the purposes set forth in Section 3 are accomplished.

Section 3. Powers

I specifically authorize my attorney-in-fact to execute on my behalf any amendments and supplemental filings required or convenient to the filing and qualification of a Regulation A Offering Statement with the Securities and Exchange Commission and the Michigan Department of Energy, Labor and Economic Growth – Office of Financial and Insurance Regulation – Division of Securities on behalf of Diamond Heroes of Southeast Michigan, Inc.

Section 4. Ratification

I hereby ratify, allow, acknowledge, and hold firm and valid all acts heretofore or hereafter taken by my attorney-in-fact by virtue of these presents in connection with those powers set forth in Section 3 hereof.

Any reproduced copy of this signed original shall be deemed to be an original counterpart of this Power of Attorney.

IN WITNESS WHEREOF, this Limited Power of Attorney has been executed by the undersigned effective immediately.

By: [signature]
Name: Timothy L. Nick
Date: 3-28-09

STATE OF MICHIGAN)
) SS.
COUNTY OF Oakland)

On this 25th day of March, 2009, in Oakland County, Michigan, before me personally appeared Timothy L Nick, and acknowledged the foregoing Limited Power of Attorney to be his or her free act.

[signature]
Notary Public,
08/23/2012 County, Michigan
My Commission Expires:

I. SCOTT
Notary Public, State of Michigan
County of Oakland
My Commission Expires Aug. 23, 2012
Acting in the County of ____________

LIMITED POWER OF ATTORNEY

The undersigned hereby executes this Limited Power of Attorney with the intention that the attorney-in-fact hereinafter named shall be able to act in his or her place for the purposes set forth herein.

Section 1. Designation of Attorney

I constitute and appoint Robert A. Hilliard to be my attorney-in-fact to act for me, with full power of authority in my name, and in my place, and with full power of discretion, to do the things described in this Limited Power of Attorney.

Section 2. Effective Date and Duration of Power of Attorney

This Limited Power of Attorney shall be effective as of the date I sign it and will terminate when the purposes set forth in Section 3 are accomplished.

Section 3. Powers

I specifically authorize my attorney-in-fact to execute on my behalf any amendments and supplemental filings required or convenient to the filing and qualification of a Regulation A Offering Statement with the Securities and Exchange Commission and the Michigan Department of Energy, Labor and Economic Growth – Office of Financial and Insurance Regulation – Division of Securities on behalf of Diamond Heroes of Southeast Michigan, Inc.

Section 4. Ratification

I hereby ratify, allow, acknowledge, and hold firm and valid all acts heretofore or hereafter taken by my attorney-in-fact by virtue of these presents in connection with those powers set forth in Section 3 hereof.

Any reproduced copy of this signed original shall be deemed to be an original counterpart of this Power of Attorney.

IN WITNESS WHEREOF, this Limited Power of Attorney has been executed by the undersigned effective immediately.

By: [signature]
Name: Steven S. Wylie
Date: 3-28-2009

STATE OF MICHIGAN)
) SS.
COUNTY OF Oakland)

On this 28 day of March, 2009, in Oakland County, Michigan, before me personally appeared Steven Wylie, and acknowledged the foregoing Limited Power of Attorney to be his or her free act.

Gail A Hale
Notary Public,
Oakland County, Michigan
My Commission Expires:

GAIL A. HALE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 14, 2014
Acting in the County of

LIMITED POWER OF ATTORNEY

The undersigned hereby executes this Limited Power of Attorney with the intention that the attorney-in-fact hereinafter named shall be able to act in his or her place for the purposes set forth herein.

Section 1. Designation of Attorney

I constitute and appoint Robert A. Hilliard to be my attorney-in-fact to act for me, with full power of authority in my name, and in my place, and with full power of discretion, to do the things described in this Limited Power of Attorney.

Section 2. Effective Date and Duration of Power of Attorney

This Limited Power of Attorney shall be effective as of the date I sign it and will terminate when the purposes set forth in Section 3 are accomplished.

Section 3. Powers

I specifically authorize my attorney-in-fact to execute on my behalf any amendments and supplemental filings required or convenient to the filing and qualification of a Regulation A Offering Statement with the Securities and Exchange Commission and the Michigan Department of Energy, Labor and Economic Growth – Office of Financial and Insurance Regulation – Division of Securities on behalf of Diamond Heroes of Southeast Michigan, Inc.

Section 4. Ratification

I hereby ratify, allow, acknowledge, and hold firm and valid all acts heretofore or hereafter taken by my attorney-in-fact by virtue of these presents in connection with those powers set forth in Section 3 hereof.

Any reproduced copy of this signed original shall be deemed to be an original counterpart of this Power of Attorney.

IN WITNESS WHEREOF, this Limited Power of Attorney has been executed by the undersigned effective immediately.

By: [signature]
Name: Timothy D. Birtsas
Date: March 31, 2009

STATE OF MICHIGAN)
) SS.
COUNTY OF Washtenaw)

On this 31 day of March, 2009, in Washtenaw County, Michigan, before me personally appeared Timothy D. Birtsas, and acknowledged the foregoing Limited Power of Attorney to be his or her free act.

[signature]
Notary Public,
Wayne County, Michigan
My Commission Expires:

JACQUELINE K. TINNEY
Notary Public, Wayne County, Michigan
My Commission Expires July 17, 2012
Acting in Washtenaw County, MI